As filed with the Securities and Exchange Commission on August 28, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TENSAR CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	3089	20-3443010
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

5871 Glenridge Drive, Suite 300
Atlanta, GA 30328
(404) 214-1700
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Philip D. Egan
President and Chief Executive Officer
5871 Glenridge Drive, Suite 300
Atlanta, GA 30328
(404) 214-1700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John J. Kelley III Keith M. Townsend King & Spalding LLP 1180 Peachtree St. NE Atlanta, GA 30309 (404) 572-4600	Robert F. Briggs Vice President of Administration, General Counsel & Secretary 5871 Glenridge Drive, Suite 300 Atlanta, GA 30328 (404) 214-1700	Marc D. Jaffe Ian D. Schuman Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)(2)	Registration Fee
Common Stock, $0.01 par value per share	$201,250,000	$6,179

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Includes shares that may be purchased by the underwriters upon exercise of their option to purchase additional shares of common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and
Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 28, 2007

PROSPECTUS
          Shares

Common Stock

This is the initial public offering of the common stock of Tensar Corporation. We are offering for sale           shares of our common stock, and the selling stockholders identified in this prospectus are offering for sale an additional           shares of common stock. We will not receive any proceeds from the sale of shares held by the selling stockholders. No public market currently exists for our common stock.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “TXC.” We anticipate that the initial public offering price will be between $     and $      per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional           shares from us and the selling stockholders on the same terms and conditions as set forth above if the underwriters sell more than           shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about          , 2007.

Lehman Brothers	Credit Suisse	Merrill Lynch & Co.

Robert W. Baird & Co.	Morgan Keegan & Company, Inc.

          , 2007

[Artwork to Come]

Page

Prospectus Summary	1
Risk Factors	16
Forward-Looking Statements	29
Use of Proceeds	30
Dividend Policy	30
Cash and Capitalization	31
Dilution	32
Unaudited Pro Forma Condensed Consolidated Financial Data	34
Selected Consolidated Financial and Other Data	42
Management’s Discussion and Analysis of Financial Condition and Results of Operations	48
Business	94
Management	109
Executive Compensation	114
Certain Relationships and Related Transactions	129
Principal Stockholders and Selling Stockholders	131
Financing Arrangements	134
Description of Capital Stock	138
Shares Eligible for Future Sales	141
Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of Common Stock	143
Underwriting	146
Legal Matters	151
Experts	151
Where You Can Find Additional Information	151
Index to Consolidated Financial Statements	F-1
EX-10.1 SECOND AMENDED AND RESTATED 2005 STOCK INCENTIVE PLAN
EX-10.2 FORM OF 2005 STOCK INCENTIVE PLAN NONQUALIFIED STOCK OPTION AGREEMENT
EX-10.5 SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
EX-10.11 LEASE FINANCING AND PURCHASE OPTION AGREEMENT
EX-10.12 PUT OPTION LETTER DATED OCTOBER 31, 2005
EX-10.13 CALL OPTION LETTER DATED OCTOBER 31, 2005
EX-10.14 SUPPLEMENTAL AGREEMENT DATED OCTOBER 31, 2005
EX-10.15 WORKING CAPITAL MURABAHA FACILITY AGREEMENT
EX-10.16 REIMBURSEMENT LETTER DATED OCTOBER 31, 2005
EX-10.17 MURABAHA FACILITY AGREEMENT DATED OCTOBER 31, 2005
EX-10.18 MURABAHA FACILITY AGREEMENT DATED OCTOBER 31, 2006
EX-10.19 TENSAR INTERCREDITOR AGREEMENT DATED OCTOBER 31, 2005
EX-10.20 SUBORDINATION AND INTERCREDITOR AGREEMENT DATED OCTOBER 31, 2005
EX-10.21 MURABAHA FACILITY AGREEMENT DATED JUNE 22, 2006
EX-10.22 FIRST AMENDMENT TO LEASE/PURCHASE FACILITIES DOCUMENTS
EX-10.23 FIRST AMENDMENT TO MURABAHA FACILITY AGREEMENT
EX-10.24 FIRST AMENDMENT TO MURABAHA FACILITY AGREEMENT
EX-10.25 FIRST AMENDMENT TO TCH INTERCREDITOR AGREEMENT
EX-10.26 FIRST AMENDMENT TO SUBORDINATION AND INTERCREDITOR AGREEMENT
EX-10.27 SECOND AMENDMENT TO LEASE/PURCHASE FACILITIES DOCUMENTS
EX-10.28 FIRST AMENDMENT TO LUXCO COMMODITIES PURCHASE FACILITIES DOCUMENTS
EX-10.29 SECOND AMENDMENT TO SECOND LIEN COMMODITIES PURCHASE FACILITY DOCUMENTS
EX-10.30 SECOND AMENDMENT TO TENSAR HOLDINGS COMMODITIES PURCHASE FACILITY DOCUMENTS
EX-23.2 CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-23.3 CONSENT OF PRICEWATERHOUSECOOPERS LLP

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus or any free writing prospectus may only be accurate as of their respective dates.

This prospectus contains our registered and unregistered trademarks, service marks and trade names including: Everything from the Ground Downtm, Tensar®, Mesa®, North American Green®, VMax3®, Geopier® and Rammed Aggregate Pier®. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies.

Unless otherwise cited, all market position data relating to our company and our industry is based on information from a July 2007 report issued by Freedonia Custom Research. We have supplemented such information where necessary with information from publicly available sources, discussions with our customers and our own internal estimates. We use these sources as estimates and believe them to be reliable.

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

The following is a brief summary of selected contents of this prospectus. It does not contain all the information that may be important to you, and you should read this entire prospectus, including our consolidated financial statements and related notes herein. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus. You should carefully consider, among other things, the matters discussed under the caption “Risk Factors” before making an investment decision. In this summary, we use the term EBITDA (earnings before interest, taxes, depreciation and amortization), which is a financial measure not calculated in accordance with generally accepted accounting principles, or GAAP. We include reconciliations of this measure to net income (loss) in “Summary Historical and Pro Forma Consolidated Financial and Other Data” and “Selected Consolidated Financial and Other Data.” In this summary, we also present pro forma financial data for the year ended December 31, 2006 that gives effect to the acquisition of The Tensar Group Limited (TGL) as if the acquisition and the related financings occurred on January 1, 2006. See “Unaudited Pro Forma Condensed Consolidated Financial Data.”

Unless otherwise indicated, the terms “Tensar Corporation,” “Tensar,” “Successor company,” the “company,” “we,” “us” and “our” refer to Tensar Corporation and its subsidiaries on a consolidated basis. Our business operations are independently carried out by direct and indirect subsidiaries of Tensar Corporation.

Our Company

We are a leading global developer and manufacturer of proprietary, highly engineered, non-traditional site-development solutions for infrastructure end-markets, including transportation, commercial and industrial construction. We provide our customers with an integrated suite of innovative products, technologies and application expertise for a wide variety of end uses, including high performance roadways, earth retention structures, building foundations and erosion and sediment control. Relative to traditional construction materials and practices, our technology-based alternatives save time, extend asset life-cycles, reduce costs and minimize environmental impact. In 2006, the addressable U.S. infrastructure end-markets for our site development solutions were approximately $2.6 billion. We believe we have leading market positions in each of these end-markets. Many of these leading positions are supported by our worldwide portfolio of approximately 150 patents.

We serve markets in North America, South America, Europe, the Middle East, Africa and Asia with 2006 sales in approximately 70 countries and have four manufacturing facilities on three continents. We serve these markets through a group of over 120 business development personnel located in 14 countries, who are supported by our network of more than 300 independent trained company representatives, distributors and licensees. For the six months ended June 30, 2007, our net sales into the Americas, the United Kingdom and Europe, the Middle East and Africa, and Asia Pacific were 70%, 28%, 1% and 1%, respectively.

During the year ended December 31, 2006, we generated consolidated net sales of $175.8 million, incurred a net loss of $7.4 million and generated EBITDA of $44.6 million. Pro forma for our acquisition of The Tensar Group Limited (TGL), a U.K.-based business, in June 2006, we generated net sales of $206.1 million, incurred a net loss from continuing operations of $12.2 million and generated EBITDA of $48.5 million for the year ended December 31, 2006. During the six months ended June 30, 2007, we generated consolidated net sales of $108.3 million, incurred a net loss of $5.9 million and generated EBITDA of $24.1 million. See “Summary Historical and Pro Forma Consolidated Financial and Other Data” for additional detail.

Our Reportable Segments

Our operations are organized into the following three reportable segments based on the end-markets we serve:

Earth Reinforcement Solutions (ERS).  ERS develops and manufactures innovative products that are used for earth reinforcement in transportation, commercial and industrial construction. Our ERS products lower installation costs by reducing the need for traditional construction materials, allowing the use of lower cost construction materials and increasing the speed of construction relative to traditional alternatives. Our products also lower life-cycle costs by extending the life of roadways and other transportation infrastructure.

ERS is a global market leader in the non-traditional earth reinforcement solution market, which is a sector of the overall roadway foundation and earth retention market. ERS has an approximate 5.8% share of the overall U.S. roadway foundation and earth retention market according to Freedonia Custom Research. For the year ended December 31, 2006, ERS generated net sales to external customers of $123.9 million, which represented 70.5% of our consolidated net sales during that period.

Environmental Site Solutions (ESS).  ESS develops and manufactures products used to provide erosion and sediment control and promote vegetation growth after construction. Our rolled erosion control products offer soil protection that is more effective and environmentally sensitive than traditional alternatives, and we believe our ESS solutions are safer, faster and more cost-effective than traditional materials. In addition, because we are a manufacturer of the reinforcement component used in almost every rolled erosion control product on the market today, we believe we are able to offer competitively priced erosion control products more profitably than our competitors. ESS products are principally used in transportation, commercial, residential and industrial applications.

ESS is a leader in the rolled erosion control products market, which is a sector of the overall erosion control market. ESS has an approximate 6.0% share of the overall U.S. erosion control market according to Freedonia Custom Research. For the year ended December 31, 2006, ESS generated net sales to external customers of $35.9 million, which represented 20.4% of our consolidated net sales during that period.

Foundation Improvement Solutions (FIS).  FIS is a licensor of proprietary foundation support technologies used in the construction of new structures on sites with weak or soft soil conditions. FIS’s technologies, which are based on proprietary methods of constructing intermediate-depth aggregate pier foundation systems, offer cost-effective and time saving alternatives to traditional steel and concrete pile foundations. FIS also provides design support services to its licensees. FIS’s technologies are principally used for commercial, industrial and, more recently, alternative energy site-development applications.

FIS is a North American market leader for intermediate-depth, aggregate-based foundation support technologies, which is a sector of the overall foundation improvement market. FIS has an approximate 7.2% share of the overall U.S. foundation improvement market according to Freedonia Custom Research. For the year ended December 31, 2006, FIS generated net sales to external customers of $16.0 million, which represented 9.1% of our consolidated net sales during that period.

Market Opportunity

According to Freedonia Custom Research, the addressable U.S. infrastructure end-markets for our site development solutions in 2006 were estimated to be approximately $2.6 billion and are expected to grow at an 8.6% compound annual growth rate to approximately $3.9 billion by 2011. According to the report, including our 58% market share in non-traditional solutions, 10.9% of the U.S. market in which we compete was comprised of non-traditional construction solutions in 2006, compared to 6.9% in 2001. The time savings, superior performance and lower cost of non-traditional solutions are expected to drive further substitution of traditional materials. As a result of the value proposition of non-traditional products, Freedonia Custom Research estimates that overall penetration of the addressable U.S. markets will increase to 17.9% by 2011.

We believe the following industry trends will positively impact demand for our products and services:

•	Increased Demand and Funding for Infrastructure Projects. Our business will benefit from growth in domestic and international infrastructure markets. Global Insight projects an 8.0% annual growth rate in global infrastructure spending from 2005 to 2010 and a 6.7% annual growth rate in the United States over the same period. We expect the transportation sector of the infrastructure market will drive a significant portion of this growth as a result of recent federal-aid highway legislation, which provides for $286.4 billion in guaranteed funding for federal highway, transit and safety programs through 2009. In addition, a trend toward privatization of highways and increased use of toll roads, public-private partnerships, design-build-operate-and-maintain contracts and other alternative financing strategies may provide long-term funding for transportation projects to supplement federal aid and other public transportation spending. We expect that these new sources of funding will contribute to infrastructure market growth. We also believe that non-traditional, value-enhancing solutions such as ours should benefit from the increased cost-sensitivity associated with private transportation investments. In addition, international infrastructure spending is expected to rise in certain regions, including China, India, Russia and Eastern Europe.

•	Increased Environmental Regulation and Enforcement. Recent storm water discharge regulations have significantly increased demand in the sector of the site-development market served by our ESS segment. Greater enforcement of these regulations, including significant financial penalties levied against violators, makes erosion control products an essential component of almost all construction projects in the United States. Further, environmental guidelines that limit the use of chemical stabilization of soft soils, regulate the disturbance of contaminated soils and control the opening of new aggregate quarries drive demand for non-traditional solutions, such as those provided by ERS.

•	Rising Costs of Traditional Construction Materials and Practices. Prices for ready mix concrete, sand and gravel, and iron and steel have increased significantly since 2004, contributing to a 31% rise in overall highway construction costs from 2004 through 2006. Moreover, strong demand for and regulations limiting the opening of new aggregate quarries have led to a decrease in the supply of aggregate and a significant increase in crushed stone aggregate prices. We also believe that rising energy prices together with a trend toward relocating quarries farther away from populated areas due to land value pressures and environmental concerns have significantly increased the cost of transporting relatively heavy traditional materials over longer distances. These dynamics make non-traditional products, such as our ERS and ESS products, which reduce the need for traditional materials, increasingly attractive.

•	Increasing Scarcity of Easily Developable Land. We believe the rate of land development is beginning to strain development capacity in and around higher population density regions, which we anticipate will continue to drive demand for construction methodologies that optimize and maximize land usage, including many of our ERS and FIS solutions.

Competitive Strengths

We have a number of important competitive strengths that we believe drive our success and differentiate us from our competitors, including:

Market Leadership in Attractive End-Markets

We believe we are a global leader in the markets in which we compete. We have an extensive international presence with a group of over 120 business development personnel located in 14 countries and more than 300 independent trained company representatives, distributors and licensees in approximately 70 countries. According to Freedonia Custom Research, our U.S. market shares range from 5.8% to 7.2% across our reportable segments. We have sales in all states in the United States, and our products hold favorable transportation agency specifications in 35 states. We also hold favorable specifications with a number of transportation authorities worldwide, including national specifications governing both highway and railway construction. Even with these advantageous specifications, our addressable end-markets are under penetrated by non-traditional products, which we view as an opportunity to grow our sales even during a future slowdown in the overall infrastructure market.

Comprehensive Product Solutions Offer Compelling Value Proposition

We offer an integrated suite of products, technologies and application expertise for a wide variety of infrastructure applications, such as high performance roadways, earth retention structures, building foundations and erosion and sediment control. We have created a platform that offers “Everything from the Ground Downtm” soil stabilization solutions that span across our three reportable segments, which we believe enhances the attractiveness of our individual product lines and provides meaningful cross-selling opportunities.

Our technology-driven products and services are more attractive to our end-customers than traditional alternatives based on our value proposition of “faster, better, cheaper.” Our products, technologies and application expertise create these benefits by:

•	reducing construction material costs;

•	increasing structural performance and reliability;

•	shortening project development time;

•	expanding the amount of usable land for site development while reducing developmental costs; and

•	extending the life-cycle of transportation roadway infrastructure.

Technology-Driven Company with a History of New Product and Application Development and Commercialization

We are a leading innovator of site development solutions in the markets we serve with a portfolio of approximately 150 patents worldwide and in-house engineering resources focused on continuing technological advancement. We believe our focus on innovation and continuous improvement of our products is inherent in our culture and is supported by approximately 120 engineers, of whom approximately 45 hold advanced degrees. In 2007, ERS introduced the next generation of our geogrid technology in the United Kingdom, ESS introduced a new line of high-performance, hydraulically-applied cotton fiber erosion control products and FIS began the introduction of a new foundation technology for use in softer soils. In addition, we invested approximately $0.7 million in our new research and development technical center at our Blackburn, United Kingdom production facility during 2006.

Long-Standing Distributor Relationships with Diversified End-Customer Base

Over the last 26 years, we have developed an extensive global distribution network across all of our product lines comprised of 189 U.S. distributors and licensees, and 115 international distributors and licensees. We also maintain direct sales locations in 14 countries and 120 direct sales personnel. As the developer of most of the technologies that we sell, we have been able to select leading distributors in nearly every region in which we compete. Many of our distributors and licensees are established local and regional businesses, with strong relationships with local contractors and engineers. These factors, coupled with our distributors’ and licensees’ product knowledge and experience, help us to maintain and continue to penetrate existing end-customers and attract new end-customers.

Across our reportable segments, we service a diverse international end-customer base, including the U.S. Department of Transportation and most state and national transportation agencies, the U.S. Army Corps of Engineers, and private sector companies, such as energy companies, national retailers and home improvement centers.

Efficient, Scalable, Global Manufacturing

Our highly-advanced low labor content manufacturing process, which we have continually refined and improved over the last two decades, provides us with a significant competitive advantage. We manufacture our products in four facilities on three continents that are strategically located to allow quick delivery and minimize transportation costs. Our equipment, manufacturing expertise and highly automated processes provide us with the manufacturing flexibility to efficiently meet global demand for our products. As a result of strong demand for our products, we launched our production facility in China in 2005, and we expanded our primary U.S. production facility in 2007. We believe these new and expanded facilities will support our current growth expectations for the next several years, provide us with flexibility to redirect manufacturing capacity in periods of shifting demand for our products and meaningfully reduce our per unit costs as we continue to increase production.

Experienced Management Team

Our executive officers include nine individuals with significant industry experience. Our chief executive officer and three segment presidents have an average tenure of over 14 years at Tensar. Additionally, our chief executive officer, Philip D. Egan, has worked at Tensar for 18 years and in our industry for over 30 years. Our management team has successfully driven growth by developing and marketing new site-development solutions, as well as targeting and integrating strategic acquisitions.

Our Growth Strategy

Our strategy is focused on maintaining our market leadership while growing net sales, increasing market penetration and enhancing profitability. The following are key elements of our strategy:

Continue to Increase Market Penetration and Drive Demand in Existing Markets

The unpenetrated portion of our market, estimated at approximately $2.3 billion in the United States, presents a sizable opportunity for us. We intend to continue to strategically penetrate existing domestic and international markets by educating key constituents and decision-makers on the time and cost savings and superior performance that our full suite of site solutions delivers. The goal of these educational efforts is to obtain favorable specifications for and increased awareness of our products. We plan to leverage our global selling resources to promote this education effort and plan to continue our extensive training of our sales force and distributors in order to better communicate the advantages of our products while also maximizing cross-selling opportunities.

Target Emerging International Markets

We intend to continue to invest additional resources in new and emerging markets where we believe there are significant opportunities for us to grow our business. For example, since our acquisition of TGL in June 2006, we have added Saudi Arabia as a new market covered by our sales force and added sales representatives in Spain, Germany and Russia. Through our targeted education efforts and strategic deployment of selling resources, we plan to engage key constituents in new and emerging markets to convey our compelling value proposition of non-traditional solutions.

Leverage Our Position as a “One-Stop-Shop” For Site Solutions

Our goal is to have a Tensar solution on every earthwork site-development project and, as such, we have created our “Everything from the Ground Down” strategic platform, which we believe enhances the attractiveness of our individual product lines and provides meaningful cross-selling opportunities across our three reportable segments. Our integrated suite of innovative earthwork products, technologies and application expertise available on a contract basis provides our customers with a “one-stop-shop” for site solutions, which, when combined with our products’ value-proposition and proven long-term performance, we believe will continue to create loyal, repeat customers. We intend to supplement our platform with new solutions that are developed in-house, exclusively licensed or acquired.

Focus on New and Proprietary Products

We have consistently developed and commercialized new products and improved the performance of our product portfolio, and we believe we will be able to continue to improve our core technologies and pursue additional innovations in each of our reportable segments. For example:

•	ERS. Over the last 16 years, we have introduced five improvements to one of our primary ERS geogrid products. We also introduced the next generation of our geogrid technology in the United Kingdom in May 2007, which we believe provides our customers with superior performance characteristics for high-performance roadway applications and additional cost savings.

•	ESS. In June 2007, we launched a new line of high-performance, hydraulically-applied cotton fiber erosion control products developed by Mulch & Seed Innovations Inc. in cooperation with Cotton Incorporated and the U.S. Department of Agriculture and licensed by Mulch & Seed Innovations Inc. to ESS in North America on an exclusive basis.

•	FIS. We plan to implement strategic market development programs that we believe will lead to continued acceptance of two new FIS technologies we introduced in 2006 and 2007.

Continue to Drive Efficiency at Manufacturing Facilities

We have consistently demonstrated our ability to improve our manufacturing efficiency, which increases our available capacity and reduces manufacturing costs. For example, for the five year period starting in 2002 and ending in 2006, we reduced our geogrid manufacturing conversion costs at our Morrow, Georgia manufacturing facility by 19%. Our four production facilities share best-practices to maximize manufacturing efficiency and utilization while maintaining or improving quality standards. For example, we leveraged our U.S. manufacturing expertise to increase throughputs by approximately 12% at our newly acquired U.K. facility, and we recently added a new production line at our Morrow, Georgia manufacturing facility, which incorporates state-of-the-art process and equipment improvements.

Selectively Pursue Acquisition Opportunities

We will seek to continue to identify highly profitable, high-growth acquisition targets that serve similar or complementary markets to enhance our leading market positions, broaden the suite of solutions that we offer our customers, expand our cross-selling opportunities and increase the portfolio of our distributors, thereby further enhancing our business relationships with existing distributors and licensees. In 2006, we acquired TGL, which expanded our international market presence to cover 54 new countries, grew our distribution network by adding 70 new distributors, and increased our manufacturing capacity through the addition of our U.K. and China production facilities.

Our Majority Stockholder

Our majority stockholder is an affiliate of Arcapita Bank B.S.C.(c), a global investment group founded in 1997 with offices in Atlanta, London, Singapore and Bahrain. We refer to Arcapita and its affiliates collectively as either Arcapita or our majority stockholder in this prospectus. Arcapita has total assets as of June 30, 2007 of over $3.8 billion and has executed 60 transactions valued at over $19.2 billion in four main lines of business — corporate investment, real estate investment, asset-based investment and venture capital. Arcapita’s corporate investment line of business has invested over $1.8 billion in equity across 26 transactions totaling over $4.5 billion in transaction value. Current and past corporate investments span a broad range of industries, including consumer, healthcare, specialized manufacturing and technology. Arcapita has 20 portfolio companies, including the following leading manufacturing companies: Paroc (a European provider of stone wool insulation), Cirrus Industries (a general aviation aircraft manufacturer) and Southland Log Homes (a log home kit manufacturer).

Corporate Information

Our U.S. business began operations in 1983. Our immediate predecessor was formed on April 23, 2004 in Delaware, and the prior predecessor was Atlantech Holding Corp., which was formed on December 5, 2000 in Delaware. We were incorporated on September 12, 2005 in Delaware. We were formed for the purpose of acquiring The Tensar Corporation, which we refer to as our Predecessor company. We entered into a stock purchase agreement on September 13, 2005, and in accordance with such agreement, we acquired our Predecessor company and its subsidiaries on October 31, 2005. In this prospectus, we refer to Tensar Corporation (the Successor company) and its consolidated subsidiaries for the period from and after November 1, 2005 and refer to our Predecessor company and its consolidated subsidiaries for periods prior to November 1, 2005. Our principal executive offices are located at 5871 Glenridge Drive, Suite 300, Atlanta, Georgia 30328, and our telephone number is (404) 214-1700. Our website is located at www.tensarcorporation.com. The information on, or that can be accessed through, our website is not part of this prospectus.

Risks Associated with Our Business

We are subject to a number of risks, which you should be aware of before you decide to purchase shares of our common stock. These risks are discussed more fully in the “Risk Factors” section of this prospectus and include the following:

•	we are subject to fluctuations in the cost and availability of raw materials, and increases in these costs or decreases in availability could adversely affect our liquidity and profitability;

•	we depend on large distributors and licensees for a significant portion of our net sales, and if we lose certain of these relationships or if the amount of business we obtain from them is reduced, our net sales could significantly decline;

•	governmental entities fund a significant portion of the projects into which we sell our products, and as a result, decreases in transportation spending, budget deficits and changes in the allocation of available funds to various construction projects may materially decrease demand for our products; and

•	we compete in several markets, some of which are cyclical in nature, and a downturn in these markets, specifically the commercial construction market, may adversely affect us.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that our net proceeds from this offering, after deducting the underwriting discounts and commissions and other estimated expenses, will be approximately $ million (or $ million if the underwriters exercise their over-allotment option to purchase additional shares in full). We will use the net proceeds to repay outstanding indebtedness.

We will not receive any of the net proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	“TXC”

The common stock to be outstanding after this offering is based on             shares outstanding as of June 30, 2007, and excludes the following:

•	shares issuable upon the exercise of outstanding stock options at an exercise price of $ per share;

•	shares available for future issuance under our equity compensation plans; and

•	shares available for future issuance under our employee stock ownership plan.

Except as otherwise indicated, the information in this prospectus:

•	gives effect to a for split of shares of our common stock immediately prior to the closing of this offering;

•	assumes the underwriters do not exercise their over-allotment option to purchase additional shares; and

•	assumes that our shares of common stock will be sold at $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus.

Summary Historical and Pro Forma Consolidated Financial and Other Data

We were formed on September 12, 2005 for the purpose of acquiring The Tensar Corporation, which we refer to as our Predecessor company. We entered into a stock purchase agreement on September 13, 2005, and in accordance with such agreement, we acquired our Predecessor company and its subsidiaries on October 31, 2005. In May 2006, we entered into an agreement to acquire TGL. In accordance with such agreement, we completed the acquisition on June 23, 2006. In this prospectus, we refer to Tensar Corporation and its consolidated subsidiaries for the period from and after November 1, 2005 as the Successor company and refer to The Tensar Corporation and its consolidated subsidiaries for periods prior to November 1, 2005 as the Predecessor company.

The summary historical financial data for our Predecessor company for the year ended December 31, 2004 and the period from January 1, 2005 through October 31, 2005 has been derived from our Predecessor company’s audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The summary historical financial data for Tensar Corporation for the period from November 1, 2005 through December 31, 2005 and for the year ended December 31, 2006 has been derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The summary historical financial data for Tensar Corporation as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting of normal recurring adjustments that are necessary for a fair presentation of our financial position as of such dates and our results of operations for such periods. The results for periods of less than a full year are not necessarily indicative of the results to be expected for any interim period or for a full year.

The following tables also present summary unaudited pro forma financial data for Tensar Corporation for the year ended December 31, 2006 and summary unaudited pro forma as adjusted financial data for Tensar Corporation for the year ended December 31, 2006 and as of and for the six months ended June 30, 2007. The pro forma statement of operations data for the year ended December 31, 2006 gives effect to our acquisition of TGL and the related financing transactions as if they had occurred on January 1, 2006. The pro forma as adjusted financial data also gives effect to the following, as if they had occurred, in the case of the pro forma as adjusted financial data for the year ended December 31, 2006 and the six months ended June 30, 2007, on January 1, 2006 and, in the case of the pro forma as adjusted financial data as of June 30, 2007, on June 30, 2007: the completion of this offering, our receipt of the estimated net proceeds from the sale of the shares of our common stock offered hereby and the use of proceeds therefrom. See “Use of Proceeds.”

The summary unaudited pro forma and pro forma as adjusted financial data for the year ended December 31, 2006 and the summary unaudited pro forma and pro forma as adjusted financial data as of and for the six months ended June 30, 2007, has been derived by the application of pro forma adjustments to our historical consolidated financial statements for the year ended December 31, 2006, and as of and for the six months ended June 30, 2007, and related notes thereto included elsewhere in this prospectus.

The summary unaudited pro forma and pro forma as adjusted financial data is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions described above for which we are giving effect actually been completed on the dates or for the periods indicated. The summary unaudited pro forma and pro forma as adjusted financial data are also not necessarily indicative of the results to be expected for the full year or any future period. The summary unaudited pro forma and pro forma as adjusted financial data do not purport to predict balance sheet data, results of operations, cash flows or other data as of any future date or for any future period. A number of factors may affect our actual results. See “Risk Factors” and “Forward-Looking Statements.”

The following information is qualified by reference to and should be read in conjunction with “Cash and Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and TGL’s consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Summary Historical and Pro Forma Consolidated Financial and Other Data

	Predecessor Company		Successor Company
								Pro Forma
		January 1,	November 1,				Pro Forma	As Adjusted
		2005	2005						Six Months
	Year Ended	through	through	Year Ended	Six Months		Year Ended	Year Ended	Ended
	December 31,	October 31,	December 31,	December 31,	Ended June 30,		December 31,	December 31,	June 30,
	2004(1)	2005	2005	2006(2)	2006	2007	2006	2006	2007
					(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
(In thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$87,638	$107,228	$17,118	$175,827	$67,021	$108,298	$206,165
Cost of sales	39,633	49,407	9,756	89,180	33,092	53,844	105,247

Gross profit	48,005	57,821	7,362	86,647	33,929	54,454	100,918
Operating expenses	24,707	26,006	8,060	54,524	21,399	40,767	67,809
Acquisition related expenses and other	—	8,094	—	2,163	1,991	—	2,163
Gain on sale of investment	—	—	—	(1,362)	—	—	(1,362)

Operating income (loss)	23,298	23,721	(698)	31,322	10,539	13,687	32,308

Other income (expense), net
Interest expense, net(3)	(10,135)	(17,981)	(5,268)	(38,513)	(16,320)	(22,475)	(44,517)
Loss on debt extinguishment	(6,721)	(3,639)	—	—	—	—	—
Increase in fair value of liability for cross-currency swap(4)	—	—	—	(7,521)	(2,054)	(1,679)	(7,521)
Increase in fair values of liabilities for warrant put options(5)	(2,540)	(12,254)	—	—	—	—	—
Gain on foreign exchange, net(6)	—	—	—	2,561	(4,097)	1,649	2,561
Other (expense) income, net	(294)	582	(142)	(88)	1,205	(747)	(88)

Total other expenses	(19,690)	(33,292)	(5,410)	(43,561)	(21,266)	(23,252)	(49,565)

Income (loss) before income taxes	3,608	(9,571)	(6,108)	(12,239)	(10,727)	(9,565)	(17,257)
Income tax (expense) benefit	(2,717)	1,340	2,291	4,804	3,843	3,636	5,541

Net income (loss) from continuing operations	891	(8,231)	(3,817)	(7,435)	(6,884)	(5,929)	$(11,716)

Discontinued operations	(1,177)	453	—	—	—	—

Net loss	(286)	(7,778)	(3,817)	(7,435)	(6,884)	(5,929)
Preferred dividends (includes accretion of $1,373 and $3,202 in 2004 and for the ten months ended October 31, 2005, respectively)	5,503	3,928	—	—	—	—

Net loss available to common stockholders	$(5,789)	$(11,706)	$(3,817)	$(7,435)	$(6,884)	$(5,929)

Per Common Share Data:
Loss from continuing operations per share available to common stockholders — basic and diluted(7)	$(1.16)	$(2.55)	$(0.31)	$(0.53)	$(0.56)	$(0.37)	$(0.73)
Loss per share available to common stockholders — basic and diluted(7)	$(1.46)	$(2.45)	$(0.31)	$(0.53)	$(0.56)	$(0.37)
Weighted average shares — basic and diluted	3,962	4,765	12,150	14,139	12,297	15,952	15,952
Other Financial and Operating Data:
Depreciation	$3,488	$3,372	$617	$5,699	$2,252	$4,029	$7,297
Amortization	1,795	1,302	1,834	12,611	5,621	7,169	13,696
Net cash provided by (used in) operating activities	18,302	11,743	8,519	15,881	(7,010)	566	15,881
Net cash used in investing activities	(43,869)	(5,127)	(378,879)	(148,924)	(140,191)	(5,930)	(148,924)
Net cash provided by (used in) financing activities	24,897	(3,994)	384,512	129,072	139,207	(926)	129,072
Purchases of property, plant and equipment	1,688	3,215	351	15,004	4,871	5,351	15,004
EBITDA(8)(9)	17,849	13,537	1,611	44,584	13,466	24,108	48,504
Adjusted EBITDA(8)(9)	17,849	17,176	2,801	46,441	14,237	24,108	49,866

	As of June 30, 2007
		Pro Forma
(In thousands)	Actual	As Adjusted(10)
	(Unaudited)	(Unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,674	$
Property and equipment, net	69,776
Total assets	673,733
Total debt(11)	398,214
Total stockholders’ equity	141,413

(1)	Includes results of North American Green from September 24, 2004, the date of our Predecessor company’s acquisition of North American Green.

(2)	Includes results of TGL from June 23, 2006, the date of our acquisition of TGL.

(3)	Pursuant to the adoption of Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, on July 1, 2003, our senior redeemable preferred stock was reclassified into the liability section of the balance sheet, and the dividends and related issuance cost accretions were reclassified into interest expense, totaling $1.3 million and $1.4 million for the last six months of 2003 and the year ended December 31, 2004, respectively. All senior redeemable preferred stock was redeemed prior to December 31, 2004.

(4)	In connection with our acquisition of TGL, a portion of the U.S. dollar financing was placed with the international operations which have functional currencies other than the U.S. dollar. In seeking to minimize the risks and/or costs associated with foreign exchange risk on the borrowings, we entered into a cross-currency swap contract at the date of the acquisition that extends through October 31, 2012. The cross-currency swap is a fair value derivative under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The contract is marked-to-market through income (loss) at the same time that the debt is remeasured through income (loss). The loss on the cross-currency swap for the year ended December 31, 2006 was $7.5 million. Changes in the fair value of the cross-currency swap are offset by changes in the underlying borrowings. For the year ended December 31, 2006, a gain of $5.8 million is reflected in gain on foreign exchange, net.

(5)	In connection with our original issuance of senior subordinated notes in December 2000, our Predecessor company issued warrants for 510,000 pre-split shares of common stock to the lenders at a nominal exercise price. The warrants were to expire on December 6, 2010. The warrants were valued using the Black-Scholes pricing model and we recorded an original issue discount of $10 for the fair value of the warrants. The lenders also were granted a put option to sell to our Predecessor company all or a portion of the warrants or the common stock underlying the warrants. Our Predecessor company was obligated to purchase the put option at the fair market value of the shares of common stock subject to the put option. As a result of the put option, the warrants were marked-to-market and their fair value was classified as a liability. This resulted in the recording of an expense of $2.5 million for the year ended December 31, 2004 and $12.3 million in the period from January 1, 2005 to October 31, 2005. The liability established for these warrants was paid in connection with the October 31, 2005 acquisition.

(6)	Gain on foreign exchange, net for the year ended December 31, 2006 is comprised of three components. First, foreign currency transaction gains and losses are reported in results of operations, which resulted in a $0.2 million loss. Second, in seeking to minimize the risks and/or costs associated with foreign exchange risk on the British Pound (GBP) denominated purchase price for our acquisition of TGL, we entered into a forward currency swap contract in May 2006 to hedge a portion of the purchase price. This resulted in a loss on the forward currency swap of approximately $3.0 million. Third, an additional gain of $5.8 million was realized as more fully explained in Note 4 above.

(7)	For the year ended December 31, 2004, the ten months ended October 31, 2005, the two months ended December 31, 2005, the year ended December 31, 2006, the six months ended June 30, 2006, the six months ended June 30, 2007, the year ended December 31, 2006 pro forma as adjusted, the year ended December 31, 2006 pro forma and the six months ended June 30, 2007 pro forma as adjusted, stock options, warrants, and unvested restricted stock shares were excluded from the fully diluted computations of loss from continuing operations per share and net loss per share, because their inclusion in the loss from continuing operations per share and net loss per share calculations would have been anti-dilutive. For the year ended December 31, 2004 and the ten months ended October 31, 2005, Class B-1 redeemable convertible preferred stock was excluded from the fully diluted computations of loss from continuing operations per share and net loss per share, because the inclusion of such stock in the loss from continuing operations per share and net loss per share calculations would have been anti-dilutive.

(8)	EBITDA and adjusted EBITDA are supplemental non-GAAP financial measures. GAAP means generally accepted accounting principles in the United States. EBITDA is equal to net income (loss) plus (a) interest expense, net; (b) income tax (expense) benefit; and (c) depreciation and amortization. For a description of our use of EBITDA and a reconciliation of this non-GAAP financial measure to net loss, see the discussion and related table below. Our definition of adjusted EBITDA is different from EBITDA because we further adjust EBITDA for (a) the step-up in the value of our inventories in connection with our October 2005 acquisition of our Predecessor company and in the value of TGL’s inventories in connection with our June 2006 acquisition of TGL, (b) the write off of a royalty related asset in connection with our acquisition of TGL, and (c) the loss on debt extinguishment recorded in connection with our October 2005 acquisition of our Predecessor company.

We believe EBITDA and adjusted EBITDA are useful to an investor in evaluating our performance for the following reasons:

• We believe EBITDA and adjusted EBITDA are important indicators of the strength of our operations and the performance of our business because they provide a link between profitability and operating cash flow.

• We also believe that analysts and investors use EBITDA and adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

• In connection with both our October 2005 acquisition of our Predecessor company and our June 2006 acquisition of TGL, there was a step-up in the value of inventories acquired to estimated fair market value. In the case of the acquisition of our Predecessor company, the step-up adjustment was $1.2 million. In the case of our acquisition of TGL, the step-up adjustment was $1.2 million. We believe it is appropriate to adjust for the step-up in the values of our and TGL’s inventories, because we believe it is useful to investors to present a financial measure that adjusts the value of our inventories to produce a normalized measure of cost of goods sold (and net income (loss)) that reflects our actual economic costs to produce cash flow for our stockholders without regard to our October 2005 acquisition of our Predecessor company or our June 2006 acquisition of TGL. In addition, management believes that adjustments for the step-up in the inventory values are appropriate in the case of our October 2005 acquisition of our Predecessor company because management views the October 2005 transaction as a change in ownership without any fundamental change to the underlying business enterprise. Similarly, management views the 2006 acquisition of TGL as a strategic transaction which added an international component to our existing operations and measures TGL’s gross profit internally without regard to a step-up in the value of its inventories. Accordingly, in both cases management believes it is important to provide a measure of operating performance consistent with the measure used by management when evaluating the performance of the business.

• We recorded a write off of a royalty related asset in connection with our acquisition of TGL in June 2006 for an arrangement that previously existed between TGL and us. We believe it is appropriate to adjust for the write off of a royalty related asset, because the acquisition related charge is not an on-going part of our operations now that the two businesses are combined, and it is therefore meaningful to compare our operating performance period-to-period by adding the write off to net loss in deriving adjusted EBITDA.

• We recorded a loss on debt extinguishment in connection with our October 2005 acquisition of our Predecessor company and the repayment of our Predecessor company’s outstanding debt in September

2005, and we expect to record an additional loss on debt extinguishment in connection with the repayment of indebtedness described under “Use of Proceeds.” We believe the losses will not be an ongoing part of our operations over the long-term and that it is, therefore, meaningful to compare our operating performance period-to-period by adding these losses to net loss in deriving adjusted EBITDA.

Our management uses EBITDA and adjusted EBITDA:

• as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as both remove the impact of items not directly resulting from our core operations;

• for planning purposes, including the preparation of our internal annual operating budget;

• to allocate resources to enhance the financial performance of our business;

• to evaluate the effectiveness of our operational strategies;

• to evaluate our capacity to fund capital expenditures and expand our business; and

• for non-equity incentive plan award purposes to calculate payouts to various officers and employees.

The table below reconciles net loss to EBITDA and adjusted EBITDA for the periods presented.

	Predecessor Company		Successor Company
		January 1,	November 1,
		2005	2005
	Year Ended	through	through	Year Ended
	December 31,	October 31,	December 31,	December 31,	Six Months Ended June 30,
	2004	2005	2005	2006	2006	2007
					(Unaudited)	(Unaudited)
(In thousands)
Net loss	$(286)	$(7,778)	$(3,817)	$(7,435)	$(6,884)	$(5,929)
Interest expense, net	10,135	17,981	5,268	38,513	16,320	22,475
Income tax expense (benefit)	2,717	(1,340)	(2,291)	(4,804)	(3,843)	(3,636)
Depreciation	3,488	3,372	617	5,699	2,252	4,029
Amortization	1,795	1,302	1,834	12,611	5,621	7,169

EBITDA	17,849	13,537	1,611	44,584	13,466	24,108
Inventory step-up	—	—	1,190	1,168	82	—
Write off of a royalty related asset	—	—	—	689	689	—
Loss on debt extinguishment	—	3,639	—	—	—	—

Adjusted EBITDA	$17,849	$17,176	$2,801	$46,441	$14,237	$24,108

Our definition of adjusted EBITDA differs from the definition of EBITDA included in the agreements related to our financing arrangements, which we refer to as our financing EBITDA. We use our financing EBITDA to measure our compliance with material financial covenants in the agreements governing our financing arrangements, including a minimum financing coverage ratio, a minimum fixed charge coverage ratio, a maximum leverage ratio and a maximum first lien leverage ratio. Our financing EBITDA includes additional adjustments to adjusted EBITDA, including management fees paid to our financial sponsors, earn-out payments to the former stockholders of our FIS business, financing-related charges, including the increase in value of the liability for the cross-currency swap and the increase in fair value of the warrant put options, net of any offsetting gains or losses and other miscellaneous adjustments allowed under our financing agreements, including acquisition related expenses, geogrid import variance, legal expenses related to a non-compete conflict with a consultant in our ESS business, consulting fees paid to the former owner of our FIS business and restructuring and other non-recurring expenses incurred by TGL. For additional information regarding our material financial covenants and our calculation of financing EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of

Operations — Liquidity and Capital Resources — Financing Arrangements — Financial Covenants and Financing EBITDA.”

EBITDA, adjusted EBITDA and financing EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA, adjusted EBITDA and financing EBITDA: (a) do not represent net income (loss) or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to net income (loss), income (loss) from operations, cash provided by (used in) operating activities or our other financial information as determined under GAAP.

(9)	The following table reconciles our pro forma and pro forma as adjusted net loss from continuing operations to EBITDA and adjusted EBITDA for the year ended December 31, 2006. See Note 8 above for a further discussion of adjusted EBITDA and “Unaudited Pro Forma Condensed Consolidated Financial Data” for additional information regarding our pro forma and pro forma as adjusted results for the year ended December 31, 2006.

	Tensar	TGL
	Corporation	January 1, 2006
	Year Ended	through			Adjustments
	December 31,	June 22,	Acquisition		for this	Pro Forma
	2006	2006	Adjustments	Pro Forma	Offering	As Adjusted
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
(In thousands)

Net income (loss) from continuing operations	$(7,435)	$(11,014)	$6,733	$(11,716)	$	$
Income from discontinued operations	—	250	—	250

Net income (loss)	(7,435)	(10,764)	6,733	(11,466)
Interest expense, net	38,513	3,962	2,042	44,517
Income tax expense (benefit)	(4,804)	(3,255)	2,518	(5,541)
Depreciation	5,699	1,018	581	7,298
Amortization	12,611	—	1,085	13,696

EBITDA	44,584	(9,039)	12,959	48,504
Inventory step-up	1,168	—	(495)	673
Write off of a royalty related asset	689	—	—	689
Loss on debt extinguishment	—	—	—	—

Adjusted EBITDA	$46,441	$(9,039)	$12,464	$49,866

The following table reconciles our pro forma as adjusted net income (loss) to EBITDA for the six months ended June 30, 2007. We have not presented adjusted EBITDA, because the adjustments from EBITDA were not applicable for the six months ended June 30, 2007. See Note 8 above for a further discussion of adjusted EBITDA and “Unaudited Pro Forma Condensed Consolidated Financial Data” for additional information regarding our pro forma and pro forma as adjusted results for the six months ended June 30, 2007.

	Tensar
	Corporation
	Six Months Ended
	June 30,	Adjustments	Pro Forma
	2007	for this Offering	As Adjusted
(In thousands)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	$(5,929)	$	$
Interest expense, net	22,475
Income tax benefit	(3,636)
Depreciation	4,029
Amortization	7,169

EBITDA	$24,108

(10)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of the pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and following the completion of this offering will be adjusted, based on the actual public offering price and other terms of this offering determined at pricing.

(11)	Total debt includes both the current portion of long-term debt and long-term debt balances.

RISK FACTORS

This offering involves numerous risks. You should carefully consider the risks described below, together with all of the other information in this prospectus, including the consolidated financial statements and related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If any of the following risks actually occurs, our business, financial condition or operating results could suffer. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks related to our business

We are subject to fluctuations in the cost and availability of raw materials, and increases in these costs or decreases in availability could adversely affect our liquidity and profitability.

The principal raw materials used by us in our geogrid and lightweight oriented net manufacturing processes are select grades of polypropylene, high-density polyethylene and other resins, which we purchase from a variety of sources in the United States, the United Kingdom and Asia. We use mostly non-commodity grades of polymers that meet our required quality and performance specifications. The majority of these particular materials are more limited in production by large resin suppliers and, therefore, more difficult to obtain and somewhat more expensive than commodity grade polymers. During periods of limited supply and high demand, we are susceptible to abrupt raw material price increases or supply interruptions. The price and availability of the raw materials we use are subject to change depending on supply and demand in the United States and abroad.

The price of our polymer resins has increased steadily over the past three years at a compound annual growth rate of 14% in the United States. As a result, we increased the selling price of our products and were able to pass most of the raw material price increase through to our customers. However, there can be no assurance that future raw material price increases will be successfully passed through to our customers. Additionally, increasing competition may erode our ability to pass through raw material price increases in the future. Our inability to pass through any such price increase could have a material adverse effect on our liquidity and profitability.

Governmental entities fund a significant portion of the projects into which we sell our products, and as a result, decreases in transportation spending, budget deficits and changes in the allocation of available funds to various construction projects may materially decrease demand for our products.

We depend substantially on federal, state and municipal funding for transportation construction, maintenance and other related infrastructure projects. Any decrease or delay in government funding for transportation construction, maintenance and other related infrastructure projects could cause our net sales and profits to decrease.

Federal government funding for infrastructure projects is usually accomplished through highway authorization bills, which establish funding over a multi-year period. The most recent highway authorization bill was enacted in August 2005 and covers federal spending through 2009. Funding appropriations may be revised in future congressional sessions, and federal funding for infrastructure projects may be reduced in the future. In addition, Congress could pass legislation in future sessions that would divert highway funds for other national purposes or would restrict funding for infrastructure projects unless states comply with certain federal policies.

The failure of us or our distributors or licensees to obtain new business from government contractors, the cancellation of or debarment from government contracts, increased budget allocations to supplementary transportation construction materials or reductions in federal budget appropriations regarding our products could result in materially reduced net sales. In addition, the funding of Department of Transportation projects also competes with other spending of the U.S. government. Our business is sensitive to changes in national priorities and future reductions in the Department of Transportation spending generally could materially reduce our net sales, cash flow from operations and profitability. If we or our distributors or licensees fail to win a particular bid, or are unable to replace lost business as a result of a cancellation, expiration or completion of a contract, our net sales or cash flow could be reduced.

We compete in several markets, some of which are cyclical in nature. A downturn in these markets, specifically the commercial construction market, may adversely affect us.

Construction and other diversified industrial industries to which we sell our products are, to varying degrees, cyclical and tend to decline in response to overall declines in industrial production. Margins in these industries are highly sensitive to demand cycles, and our end-customers in these industries historically have tended to delay large capital projects during economic downturns. As a result, our business may be cyclical, and the demand for our products by these customers depends, in part, on overall levels of industrial production and construction, general economic conditions and business confidence levels. Downward economic cycles could affect our distributors and end-customers and reduce sales of our products, resulting in reductions in our net sales and net income. Any future material weakness in demand in any of these industries could materially reduce our net sales and profitability.

Because we depend on large distributors and licensees, which are independent businesses, for a significant portion of our net sales, a decrease or interruption in their businesses, or a decision by them to terminate our relationship, could adversely affect our sales and profitability.

During the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007, we derived approximately 38%, 32%, 27% and 24%, respectively, of our consolidated net sales from Contech Construction Products, Inc. (Contech), the principal ERS distributor in the United States of our biaxial geogrids used primarily in roadway applications. During the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007, we derived approximately 4%, 6%, 5% and 7%, respectively, of our consolidated net sales from Peterson Contractors, Inc. and its affiliates (Peterson), our primary FIS licensee in the United States. In addition, together with Contech and Peterson, our largest 10 customers and licensees worldwide accounted for approximately 58%, 58%, 49% and 44% of our consolidated net sales for December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007, respectively.

Because our business is concentrated among Contech and its dealer network, Peterson and other key distributors and licensees, our net sales could significantly decline if we lose certain of these relationships or if the amount of business we obtain from them is reduced. We do not have any long term contracts with Contech, Peterson or any of our other key distributors and licensees. Our net sales, profitability and liquidity could decline if Contech or these other customers reduce the amounts they pay for our products and technologies, if they are unable to pay for our products and technologies, or if they terminate our agreement with them. In addition, we have significant sales with end-use customers, such as state and federal Departments of Transportation, and a loss of repeat business from these customers could have a significant negative impact on our net sales. If our distributors, licensees or end-use customers file for bankruptcy protection or experience financial difficulty, our net sales, profitability and liquidity could be negatively impacted.

The market for our products is highly competitive. If we do not compete successfully in these markets, we may lose customers and our sales may decline.

Our markets are highly competitive. We compete domestically and internationally with other providers of products used in site-development construction, which range from privately held companies to large vertically integrated public companies. Some of these competitors have resources greater than ours, and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. Additionally, there can be no assurance that our products and technologies will not face competition from future solutions utilizing superior product concepts, materials or process technology. The emergence of a superior or cheaper substitute product by a competitor could displace the demand for our products and materially adversely affect our sales and results of operations.

We believe our ability to compete depends primarily on superior product performance, continuous introduction of new products, consistent high quality, short lead and delivery time, our ability to offer, at the customer’s request, project design consultation and customized engineering services, continued certification under customer quality assurance programs, and favorable product specifications from various government agencies. We also compete with a wide range of traditional construction materials (such as aggregate, rock riprap, and steel and concrete alternatives) and practices in all of our reportable segments that have the advantage of familiarity, ready availability and known acceptability under most applicable building codes.

We may be unable to effectively manage our growth, which could adversely affect our liquidity and profitability.

We have grown rapidly, with our net sales increasing from approximately $58.2 million for the year ended December 31, 2002 to approximately $175.8 million for the year ended December 31, 2006. On June 23, 2006, we acquired TGL, including manufacturing facilities in Wuhan, China and Blackburn, United Kingdom. We have formed a global Tensar business with our acquisition and integration of TGL. In the first quarter of 2007, we completed expansion at our Morrow, Georgia manufacturing facility, which included an additional manufacturing line with multi-process capabilities. Our growth has placed, and will continue to place, a strain on our management, production, product distribution network, information systems and other resources. Our growth may strain these resources to the point where they are no longer adequate to support our operations, which would require us to make significant expenditures in these areas. In order to manage growth effectively, we must:

•	significantly increase the volume of products manufactured at our manufacturing facilities;

•	continue to enhance our operational, financial and management systems, including our database management, tracking of inquiries, inventory control and product distribution network;

•	expand, train and manage our employee base; and

•	increase the number of sales personnel worldwide, together with the associated engineering and service personnel required for customized design and customer service.

We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and operating results.

Because we are a supplier of products and technologies used in the earthwork construction industry, we are subject to claims for personal injury or property damage, remediation costs, project delays and other damages, which can result in unexpected legal contingencies, liabilities and possible losses, some of which may not be adequately covered by insurance.

We are a supplier of products and technologies to international infrastructure end-markets, including transportation, commercial and industrial construction. In many transportation and construction applications, our products are used in structures that could cause significant property damage, loss of use of property, construction delays, personal injury or death or require significant remediation expenses in the event of a construction or product failure. As a supplier of construction materials employed in such structures, and also as the engineer of record in those instances where we are contractually engaged to provide the final engineering design drawings for a structure, we are susceptible to construction related claims and liabilities. These claims and liabilities could result from alleged defects in our products, alleged errors in our in-house construction designs or software, other alleged errors or breaches of contract, depending on the terms of our engagement on a project, construction schedule delays alleged to be caused by us, late or incorrect delivery of our materials or other components to job sites, and other causes.

We currently maintain claims made commercial, product liability and professional liability insurance, and other insurance, for our operations. These policies have certain coverage limits and exclusions, and do not cover every conceivable loss. Thus, there is no guarantee that such coverage or limits are adequate for every potential construction risk. Furthermore, we cannot be certain that we will always be able to maintain or increase our insurance coverage at an affordable price. An under-insured or uninsured claim against us, if successful and of sufficient magnitude, could have a material and adverse effect on our financial condition and results of operations. For additional information regarding pending legal claims, see “Business — Legal Proceedings.”

Our product development and enhancements may not be successful, which could adversely affect our ability to compete and negatively impact our net sales and profitability.

Our future success depends to a significant extent on our ability to continue to develop and manufacture innovative products and technologies. We commit significant resources to the development of highly engineered, novel product concepts and product usages. There can be no assurance that the commitment of our intellectual and financial resources to these development efforts will continue to yield economically viable products and applications, or that markets can be developed for our new products and applications on economically viable terms.

If we do not complete the projected ramp-up of production in our newly expanded Morrow, Georgia manufacturing facility, our operating results could suffer.

We have experienced and may continue to experience difficulties realizing maximum desired outputs for new manufacturing equipment installed in our Morrow, Georgia manufacturing facility, which we have adapted for use across multiple product lines using methods that are new to the industry. As a result of these difficulties, we may experience manufacturing delays, inefficiencies and additional equipment costs as we pursue increased capacity and yields, refine new manufacturing methods and processes, and implement new technologies. We may operate at less than expected capacity during the ramp-up period of our new manufacturing lines and produce less output than projected. This could result in higher marginal production costs and/or lower sales which could have an adverse effect on our profitability.

Severe price increases in more traditional construction materials could make certain projects that would utilize our products and technologies cost prohibitive and thereby reduce the need for our products and technologies and result in decreased sales and results of operations.

Our products are used in conjunction with traditional construction materials such as aggregate, rock riprap, concrete and steel. Substantially all of the infrastructure projects in which we participate utilize a combination of our products and technologies and traditional materials. Accordingly, if the costs of these traditional materials rise to a level that makes major infrastructure projects cost prohibitive, these projects may be delayed or their number reduced. Such delays or reductions in the number of infrastructure projects would reduce the demand for our products. This reduction in demand could adversely affect our sales and results of operations.

We incurred net losses in prior years and may incur losses in the future.

We incurred net losses in each of the last three years and for the six months ended June 30, 2007. Our net losses were $0.3 million for the year ended December 31, 2004, $11.6 million for the unaudited combined year ended December 31, 2005, $7.4 million for the year ended December 31, 2006, and $5.9 million for the six months ended June 30, 2007, and as of June 30, 2007, we had an accumulated deficit of $17.9 million. We may continue to incur net losses, and we cannot assure you that we will be profitable in future periods.

If we are not able to protect, enforce or maintain our patents, trade secrets, trademarks and other intellectual property, we may not be able to prevent competitors from developing similar products or from marketing in a manner that capitalizes on our trademarks, and this loss of a competitive advantage could decrease our profitability and liquidity.

Our ability to compete successfully is dependent upon our protection and preservation of the intellectual property and other proprietary rights and materials owned, licensed or otherwise used by us. We have approximately 150 U.S. and foreign patents with several key patent applications pending. We also have a substantial portfolio of U.S. and foreign trademark registrations. Our issued patents are expected to expire by their own terms at various dates, and our most significant patents will not expire for at least five years. We also enter into confidentiality and technology capture and transfer agreements with certain employees, distributors, customers, equipment suppliers, licensors, licensees, plant visitors and others to protect our intellectual property. We rely on contractual restrictions and patent, trademark, trade secret and other intellectual property laws to protect our proprietary rights, know-how, information and technology. Despite these protections, a third party may breach its undertaking or may copy or otherwise obtain and use our intellectual property without authorization or may independently develop similar intellectual property. We cannot assure you that our intellectual property rights will not be infringed upon or that our trade secrets will not be misappropriated or otherwise become known to or independently developed by competitors. We may not have adequate remedies available for any such infringement or other unauthorized use. In addition, the laws of certain foreign countries may not protect our intellectual property rights and confidential information to the same extent as the laws of the United States or the European Union. We cannot assure you that any infringement claims asserted by us will not result in our intellectual property being challenged or invalidated, that our intellectual property will be held to be of adequate scope to protect our business, or that we will be able to deter current and former employees, contractors or other parties from breaching confidentiality obligations and misappropriating trade secrets.

We also have U.S. patent and trademark applications pending. We cannot assure you that our pending patent and trademark applications will result in issued patents and registered trademarks, and our failure to secure rights under these applications may limit our ability to protect the intellectual property rights that these applications were intended to cover and thus may diminish our competitive advantage.

Assertions that we infringe on intellectual property rights of others could result in significant costs and harm our business and operating results.

We primarily use internally developed technology and systems and licensed technology in our operations. However, it is possible for others to assert claims against us for infringement of their patents or proprietary rights or claims that our intellectual property rights are invalid. Although no material claims are pending against us, there can be no assurance that claims will not be made in the future. If we are forced to defend against any infringement claims, regardless of merit or whether they are determined in our favor, we may face costly litigation, diversion of technical and management personnel and/or delays in completion of sales. Furthermore, the outcome of a dispute may be such that we would need to change technology, develop non-infringing alternatives or enter into royalty or licensing agreements. A switch to different technology could cause an interruption in our business, and internal development of non-infringing technology may be expensive and time consuming, if we are able to successfully develop such technology at all. Additionally, royalty or licensing agreements, if required, may be unavailable to us on terms acceptable to us, or at all. Incurrence of any of these costs could negatively impact our operating results.

The loss of the services of any members of our senior management team could adversely affect our ability to execute our business strategy and, as a result, adversely affect our sales and profitability.

The success of our business to date has been, and our continuing success will be, dependent to a large degree on the continued services of our executive officers, especially our president and chief executive officer, Philip D. Egan, our vice president and chief financial officer, Jeffrey B. Johnson, our vice president of administration, general counsel and secretary, Robert F. Briggs, our president of ERS, Robert F. Vevoda, our president of ESS, Timothy L. Lancaster, and our president of FIS, Kord J. Wissmann.

We do not have key-person insurance on any of our officers or employees. The loss of any member of our existing senior management team could damage key customer relationships, result in the loss of key knowledge, experience and expertise, lead to unanticipated recruitment and training costs and make it more difficult to successfully operate our business and execute our business strategy.

Unexpected equipment failures or significant damage to one or more of our operating facilities would increase our costs and reduce our sales due to production curtailments or shutdowns.

We manufacture all of our products at our four facilities in Morrow, Georgia; Poseyville, Indiana; Blackburn, United Kingdom; and Wuhan, China. An interruption in production capabilities at these plants as a result of equipment failure or significant damage to one or more of our facilities due to fires, explosions, long-term mechanical breakdowns, violent weather conditions or other natural disasters, work stoppages, power outages or any other cause, could result in our inability to produce our products, which would reduce our sales and earnings for the affected period, affect our relationships with our most significant distributors and end-customers and cause us to lose future sales.

We are aware of potential past violations of the Foreign Corrupt Practices Act and other anti-corruption legislation.

We are subject to the U.S. Foreign Corrupt Practices Act (FCPA), which prohibits people or companies subject to United States jurisdiction from engaging in bribery or other prohibited payments to foreign officials for the purposes of obtaining or retaining business or gaining an unfair business advantage. In addition, we are subject to anti-corruption legislation in other jurisdictions in which we and our subsidiaries do business, such as the United Kingdom. We are aware of approximately $45,000 in payments made by foreign TGL subsidiaries to foreign officials in China and the United Arab Emirates subsequent to our June 2006 acquisition of TGL. These payments may have violated the FCPA or other anti-corruption legislation in foreign jurisdictions. Further liabilities may emerge under anti-corruption legislation of foreign jurisdictions for the activities of the foreign TGL subsidiaries prior to the June 2006 acquisition.

In August 2006, while reviewing our internal controls and our legal compliance procedures with TGL’s finance and accounting departments as part of our integration of the TGL business, TGL identified past payments made by its foreign subsidiaries to foreign officials. In response, in January 2007 we engaged independent counsel to conduct an internal investigation of potential FCPA violations. Following the internal investigation, in July 2007, we voluntarily disclosed to the United States Department of Justice (DOJ) the factual information obtained during the investigation, and we met with the DOJ to discuss this matter further on August 28, 2007. DOJ is currently reviewing our findings and conducting its own assessment of the situation. We cannot predict the ultimate outcome of DOJ’s assessment regarding the payments, nor can we predict whether DOJ or other U.S. or foreign governmental authorities will initiate investigations or the potential scope, duration or consequences of any such investigations. The outcome of DOJ’s assessment and any related investigations or other actions taken by DOJ or other U.S. or foreign governmental authorities could include the institution of administrative, civil injunctive or criminal proceedings, the imposition of fines and other penalties and sanctions, restitution, debarment from participating in government contracts, modifications to business practices and compliance programs, and the imposition of a compliance monitor. One or more protracted investigations could impose substantial costs and distractions, regardless of its outcome. It is not possible to accurately predict at this time when matters relating to DOJ’s assessment will be completed, the final outcome of the assessment or what if any actions may be taken by the DOJ or by other U.S. or foreign governmental authorities. Any such actions could have a material adverse effect on our business, financial condition and results of operations.

While we have implemented significant safeguards following our discovery of the payments described above in order to prevent and discourage these practices by our employees, distributors and others, it is possible that, despite our best efforts, additional FCPA issues, or issues under anti-corruption legislation of other jurisdictions, could arise in the future. If our employees, distributors or others engage in conduct that subjects us to exposure under the FCPA or other anti-corruption legislation, we could suffer financial penalties, debarment from government contracts and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Additionally, foreign companies, including some that may compete with us, generally are not subject to the FCPA. Moreover, even if they are subject to foreign laws similar to the FCPA, these laws are often not enforced in many foreign jurisdictions. Accordingly, companies based in many foreign countries may be more likely to engage in corruption, bribery, pay-offs, and other similar practices than are companies based in the United States, which could have a significant adverse impact on our ability to compete for and obtain sales in such countries.

We are subject to risks arising from our international operations, such as increased costs, government regulation or interference, and the potential absence of intellectual property protection, which could impair our ability to compete and our profitability.

We currently conduct international operations in 14 countries directly and in 2006 sold our products, either directly or through distributors, licensees or others in approximately 70 countries. We intend to pursue additional international opportunities. We generated approximately 30.3% and 20.1% of our consolidated net sales from operations outside of the Americas in the six months ended June 30, 2007 and the year ended December 31, 2006, and international suppliers provided a significant portion of our manufacturing material during this period. International operations subject us to additional risks and challenges, including:

•	changes in and differences between domestic and foreign regulatory requirements;

•	price controls and foreign currency exchange rate fluctuations;

•	difficulties in complying with export restrictions and import permits;

•	difficulties and costs of staffing and managing foreign operations;

•	freight costs and availability;

•	reduced protection for intellectual property rights in some countries;

•	potentially adverse tax consequences;

•	political and economic instability; and

•	tariffs, trade sanctions and other barriers.

Some of these factors may cause our international costs to exceed our domestic costs of doing business. Failure to adequately address these risks could decrease our profitability and operating results.

We may be adversely affected by fluctuations in exchange rates, which could affect the costs of our products and our ability to sell our products in foreign markets.

Approximately 30.3% and 20.1% of our consolidated net sales were received or denominated in foreign currency for the six months ended June 30, 2007 and the year ended December 31, 2006, respectively. As a result, we are exposed to foreign currency exchange rate risk, primarily with respect to changes in value of certain foreign currency denominated assets and liabilities of our China and U.K. manufacturing operations.

In addition, for the purposes of financial reporting, any change in the value of foreign currency against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any U.S. dollar-denominated debt into such foreign currency. In the ordinary course of business, we do not enter into hedging transactions to hedge this risk. Consequently, our reported net income and total debt could fluctuate materially as a result of foreign exchange gains or losses.

We have material weaknesses in our internal control over financial reporting, and our business and financial reporting may be negatively affected if we do not remediate these material weaknesses or if we have other material weaknesses.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with their audit of our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm identified two material weaknesses in the design and operation of certain internal controls over financial reporting. The detail and nature of these material weaknesses are as follows:

•	Accounting and finance resources. We did not have a sufficient complement of personnel in TGL with an appropriate level of accounting knowledge, experience and training in financial controls, the application of generally accepted accounting principles, and a general understanding of reporting requirements for SEC registrants commensurate with our financial reporting requirements. This control deficiency resulted in audit adjustments to several significant accounts in our 2006 annual consolidated financial statements.

•	Period-end close and financial reporting. We did not maintain effective controls over certain period-end financial close and reporting processes. Specifically, effective controls were not in place to promote the preparation and review of the year end consolidated financial statements. These deficiencies include the failure to follow an effective financial close and consolidation schedule incorporating comprehensive corporate review processes. These deficiencies were exacerbated by the implementation of a new consolidated system, as well as the integration of our acquisition of TGL during 2006. In addition, we did not maintain effective controls over the year-end close process with respect to non-recurring and/or complex matters such as accounting for costs incurred in debt modification and the amortization of those costs, purchase accounting for acquisitions and the calculation of income taxes. Additionally, the maintenance of a proper cut-off of purchasing activities was noted as an area where deficiencies existed. This control deficiency resulted in audit adjustments to several significant accounts in our 2006 annual consolidated financial statements and the interim consolidated financial statements for each of the 2006 and 2007 quarters.

Each of these control deficiencies could result in a misstatement of the aforementioned financial statement accounts and disclosures that would result in a material misstatement in our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.

We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or comply with applicable laws. Accordingly, material weaknesses may still exist, or additional material weaknesses may be identified when we assess the effectiveness of our internal control over financial reporting for purposes of our reporting requirements under the Securities Exchange Act of 1934, or the Exchange Act, or Section 404 of the Sarbanes-Oxley Act of 2002 after this offering. The existence of one or more material weaknesses precludes a conclusion that we maintain effective internal control over financial reporting. Such conclusions would be required to be disclosed in our future Annual Reports on Form 10-K, which could adversely affect market perception of our financial condition, the trading price of our stock and customer perception of our business. In addition, any such material weaknesses may impact the accuracy and timing of our financial reporting and the reliability of our internal control over financial reporting.

A discussion of our remediation efforts as well as our efforts to ensure compliance with the requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act of 2002 is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our leverage and covenants in the agreements governing our current financing limit our flexibility and increase our risk of default.

We have a significant amount of indebtedness. As of June 30, 2007, our total outstanding debt on a consolidated basis was approximately $398.2 million. We expect to repay a portion of our outstanding indebtedness in connection with this offering. Our substantial financing obligations could adversely affect our financial health and business and future operations by, among other things:

•	increasing our vulnerability to adverse economic and industry conditions by making it more difficult for us to react quickly to changing conditions;

•	limiting our ability to obtain any additional financing we may need to operate, develop and expand our business;

•	requiring us to dedicate a substantial portion of any cash flows from operations to service our financing obligations, which reduces the funds available for operations and future business opportunities; and

•	potentially limiting our ability to compete in our industry.

In addition, the instruments governing our financing obligations contain financial and other restrictive covenants such as, limitations on incurring debt, granting liens, investing and making loans or advances, mergers and asset dispositions, paying dividends, entering into transactions with our affiliates, making changes to our accounting policies and entering into operating leases, which limit our operating flexibility and could prevent us from taking advantage of business opportunities. These covenants are described in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Arrangements — Financial Covenants and Financing EBITDA.” Any failure on our part to comply with these covenants may result in an event of default. Such event of default may trigger an acceleration right for the holders of our outstanding debt. If such event of default results in acceleration or is not cured or waived, our liquidity and our operations may be adversely affected.

The ability to make payments on our financing obligations will depend on our future operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If the cash flows from our subsidiaries’ operating activities are insufficient to service our financing obligations, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our financing obligations, selling assets or operations or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our financing obligations. Further, we may be unable to take any of these actions on satisfactory terms, in a timely manner or at all. Our failure to generate sufficient funds to pay our financing obligations or to successfully undertake any of these actions could, among other things, materially adversely affect the market value of the securities offered hereby and our ability to repay our obligations under our financing.

We are vulnerable to interest rate fluctuation risk with respect to our financing obligations, which could lead to an increase in interest expense.

Payments on a majority of our financing obligations are calculated based on a fluctuating interest rate index. Interest rate changes could increase the amount of our financing payments and thus, negatively impact our future net income and cash flows. As of June 30, 2007, our annual interest expense on the portion of our financing obligations not subject to interest rate caps as well as the portion of our financing obligations with interest rates below the interest rate caps would increase by $1.9 million for each 1% increase in interest rates. After giving effect to this offering and the use of proceeds therefrom, our annual interest expense on the unhedged portion of our financing obligations would increase by $     for each 1% increase in interest rates.

Our business is seasonal, causing quarterly variations in net sales and net income (loss), which in turn could negatively affect our stock price.

The majority of our business is conducted in seasonal markets, and our operating results are significantly impacted by seasonal net sales patterns. Our net sales in the first quarter of the calendar year have traditionally been lower than net sales in other quarters of the year. This is primarily due to lower activity levels in infrastructure service and construction markets during the winter months in the northern hemisphere, as colder temperatures and frozen on-site soils generally preclude earthwork construction activities until later in the year. We have a number of relatively fixed expenses associated with current operations and business development, and therefore, operating income varies significantly from quarter to quarter. This variance in our quarterly operating results could negatively affect our stock price.

Compliance with health, environmental, safety and other government regulations applicable to us could increase costs and affect profitability.

Our operations and properties are subject to the stringent laws and regulations of a number of governmental authorities. These governmental authorities include state and national health, environmental, labor relations, safety and other departments. Failure to comply with these laws and regulations could result in the imposition of substantial fines and sanctions, could require operational changes or the installation of costly equipment, or could lead to trade embargoes or government trade sanctions. We must conform our operations and properties to these laws and adapt to regulatory requirements in the countries in which we operate as any requirements change. We have not experienced significant operating or other costs to comply with environmental laws and regulations, but there is no guarantee that this will not change in the future. In connection with any future acquisition, we may assume significant environmental risks or liabilities, some of which we may not be aware of at the time of acquisition. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up or work environment protection requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition and results of operations.

We may evaluate and pursue strategic acquisitions that are ultimately unsuccessful, or we may not be successful in integrating acquired businesses. Such evaluations and pursuits could be time-consuming, costly and adversely affect our business.

Our historical growth has depended to a significant degree on our ability to make acquisitions and to successfully integrate acquired businesses. We intend to continue to seek additional acquisition opportunities, both to expand into new markets and to enhance our position in existing markets globally. There can be no assurances, however, that we will be able to successfully identify suitable candidates, negotiate appropriate acquisition terms, obtain necessary financing on acceptable terms, complete proposed acquisitions, successfully integrate acquired businesses into our existing operations or expand into new markets. Once integrated, acquired operations may not achieve levels of net sales, profitability or productivity comparable with those achieved by our existing operations, or otherwise perform as expected.

Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, services and products of the acquired companies, the diversion of management’s attention from other business concerns and the imposition of new legal requirements. Although our management will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will properly ascertain all such risks. In addition, prior acquisitions have resulted, and future acquisitions could result, in the incurrence of substantial additional indebtedness and other expenses. Future acquisitions may also result in amortization expenses related to acquired intangible assets and potentially dilutive issuances of equity securities, any of which could harm our profitability. There can be no assurance that our acquisition strategy will not have a material adverse affect on our business, financial condition and results of operations.

A deterioration in labor relations could disrupt our business operations and increase our costs, which could decrease our liquidity and profitability.

As of June 30, 2007, we had approximately 660 full-time employees, with approximately 350 in North America, 100 in China, 170 in the United Kingdom and 40 in the rest of the world. Most of the employees in the United Kingdom are under government labor union contracts, which may increase the potential for a labor dispute. There is no guarantee that labor disputes or unionization efforts will not arise at other facilities as well. Any significant increase in our labor costs could decrease our liquidity and profitability, and any deterioration of employee relations, slowdowns or work stoppages at any of our locations, whether due to union activities, employee turnover or otherwise, could result in a decrease in our net sales or an increase in our costs.

Risks related to this offering

Our stock price may be volatile, your investment could decline in value, and we may incur significant costs from class action litigation.

The trading price of our common stock may be volatile and may be subject to wide price fluctuations in response to various factors, including:

•	actual or anticipated variations in our quarterly operating results;

•	introductions or announcements of technological innovations or new products by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to patent our products and technologies;

•	changes in our financial estimates by securities analysts;

•	additions or departures of key personnel;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	regulatory developments in the United States and abroad;

•	significant construction incidents or litigation;

•	economic and political factors; and

•	sales of our common stock, including sales of our common stock by our officers, directors or affiliates.

In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in potential liabilities, substantial costs and the diversion of our management’s attention and resources, regardless of the outcome.

Stockholders acquiring an interest through this transaction will experience immediate and substantial dilution in the book value of their common shares.

The initial public offering price of shares of our common stock is substantially higher than the net tangible book value per outstanding share of our common stock. You will incur immediate and substantial dilution of $      per share in the net tangible book value of shares of our common stock from the initial public offering price of $     , the midpoint of the range set forth on the cover of this prospectus. If we were to be liquidated immediately after this offering, there may be no assets available for distribution to you after satisfaction of all of our obligations to creditors. Additional dilution will occur upon the exercise of outstanding options.

Arcapita will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of matters requiring stockholder approval and may support corporate actions that conflict with other stockholders’ interests.

After this offering, Arcapita will beneficially own           shares, or approximately     %, of the outstanding shares of our common stock. Arcapita’s ownership of shares of our common stock could have the effect of delaying or preventing a change of control of us, could discourage a potential acquirer from obtaining control of us, even if the acquisition or merger would be in the best interest of our stockholders. This could have an adverse effect on the market price for shares of our common stock. Arcapita will also be able to control the election of directors to our board. Upon consummation of this offering,          of the          members of our board of directors will be representatives of Arcapita.

Future sales, or the perception of future sales, of a substantial amount of our common shares could depress the trading price of our common stock.

If we or our stockholders sell shares of common stock in the public market following this offering or if the market perceives that these sales could occur, the market price of shares of our common stock could decline. These sales may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Upon completion of this offering, we will have          shares of common stock authorized and           shares of common stock outstanding. Of these shares, the           shares to be sold in this offering will be freely tradable. We, our officers and directors, the selling stockholders, Arcapita and certain of our other existing stockholders have entered into agreements with the underwriters not to sell or otherwise dispose of shares of our common stock for a period of at least 180 days following completion of this offering, with certain exceptions. Immediately upon the expiration of this lock-up period,          shares will be freely tradable pursuant to Rule 144(k) under the Securities Act of 1933 and another           shares will be eligible for resale pursuant to Rule 701 and Rule 144 under the Securities Act of 1933, subject to the volume, manner of sale, holding period and other limitations of Rule 144.

Upon completion of this offering, we intend to file a registration statement covering shares of our common stock issuable under our 2005 Stock Incentive Plan and 2007 Equity Incentive Plan. Upon completion of this offering,            shares will be issuable upon the exercise of outstanding stock options, there will be           shares of unvested restricted stock outstanding and an additional            shares will be available for issuance under our equity compensation plans. Once we register those shares, shares issued under these plans will be freely tradable, subject to any vesting or other restrictions imposed by the terms of those awards, the volume, manner of sale, holding period and other limitations of Rule 144 that will apply to our officers, directors and other affiliates and, in the case of approximately     % of the           shares issuable upon exercise of stock options outstanding as of          , 2007, the lock-ups described above.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to comply with public company regulations.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. These expenses are associated with our public company reporting requirements and recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC, the Public Company Accounting Oversight Board and the New York Stock Exchange. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a public company or the timing of such costs.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Some provisions of our certificate of incorporation, our bylaws and Delaware law inhibit potential acquisition bids that you may consider favorable.

Our corporate documents, to be effective immediately prior to this offering, and Delaware law contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions:

•	provide for a staggered board of directors;

•	authorize our board of directors to issue preferred stock and to determine the rights and preferences of those shares, which will be senior to our common stock, without prior stockholder approval;

•	establish advance notice requirements for nominating directors and proposing matters to be voted on by stockholders at stockholder meetings;

•	limit the right of our stockholders to call a special meeting of stockholders; and

•	impose procedural and other requirements that could make it difficult for stockholders to effect some corporate actions.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or consolidating with us except under certain circumstances.

These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

We do not expect to pay any dividends on our common stock for the foreseeable future.

We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. Investors seeking cash dividends should not purchase our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve many risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including “would,” “could,” “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described under “Risk Factors” above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

At an assumed initial public offering price of $      per share, which is the mid-point of the estimated price range set forth on the cover of this prospectus, we expect to receive approximately $      million from our sale of          shares of common stock in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses of approximately $      million. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to Tensar Corporation from this offering by approximately $      million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable. If the underwriters exercise their over-allotment option in full, we will receive an additional $      million in net proceeds.

We intend to use the net proceeds from this offering to repay outstanding indebtedness. Our existing financing arrangements (including the financing arrangements being repaid with the proceeds of this offering) are described under “Financing Arrangements.”

We will not receive any proceeds from the sale of shares by selling stockholders.

DIVIDEND POLICY

In the last five fiscal years, we have not declared or paid any cash or other dividends on our common stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and covenants in our existing financing arrangements and any future financing instruments.

CASH AND CAPITALIZATION

The following table sets forth our cash, cash equivalents and our capitalization as of June 30, 2007:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to our sale of shares of common stock in this offering at an assumed initial public price of $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the use of proceeds therefrom. See “Use of Proceeds.”

You should read this table together with the information under the headings “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and related notes contained elsewhere in this prospectus.

	As of June 30, 2007
		Pro Forma
	Actual	As Adjusted(3)
(In thousands)	(Unaudited)	(Unaudited)

Cash and cash equivalents	$8,674	$

Indebtedness:
Short-term debt(1)	3,585
Long-term debt(2)	394,629

Total debt	398,214

Redeemable common stock, 921,706 shares issued and outstanding actual; shares issued and outstanding pro forma as adjusted	9,238
Stockholders’ equity:
Common stock, $0.01 par value per share, 30,000,000 shares authorized; 15,039,795 shares issued and outstanding actual, shares authorized; shares issued and outstanding pro forma as adjusted	151
Notes receivable from officers	(221)
Additional paid-in capital	151,994
Accumulated deficit(4)	(17,864)
Accumulated other comprehensive income	7,353

Total stockholders’ equity	141,413

Total capitalization	$548,865	$

(1)	Includes $2.3 million of outstanding amounts under our financing arrangements and $1.3 million under a revolving credit agreement of one of our subsidiaries.

(2)	As of June 30, 2007, $394.6 million was outstanding under our financing arrangements. The weighted average interest rate on our existing financing arrangements as of June 30, 2007 was 10.7%. As of June 30, 2007, we had $36.4 million of availability under our revolving credit facility that is part of our first lien financing.

(3)	A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable.

(4)	In connection with the repayment of debt with the net proceeds from this offering, we will write off $ million of unamortized deferred financing costs.

DILUTION

If you invest in shares of our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock upon the completion of this offering. The net tangible book value attributable to shares of our common stock as of June 30, 2007 was $     million, or $      per share.

Net tangible book value per share of common stock is determined by dividing the number of outstanding shares of common stock into the net tangible book value attributable to our common stock, which are our total tangible assets less our total liabilities. After giving effect to (1) the sale of shares of our common stock by us in this offering at the initial public offering price of $      per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (2) the repayment of $     million of our indebtedness with the proceeds of this offering, the adjusted net tangible book value attributable to shares of our common stock as of June 30, 2007 would have been approximately $     million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to the holders of our existing common stock and an immediate dilution of $      per share to new investors purchasing shares of common stock at the initial public offering price.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2007	$
Increase per share attributable to new investors

Adjusted pro forma net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed public offering price would increase (decrease): (1) our net tangible book value after giving effect to this offering by $      million; (2) the net tangible book value per common share after giving effect to the offering by $     ; and (3) the dilution per common share to investors in this offering by $     , in each case, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, as of June 30, 2007, the differences between the number of shares of common stock purchased from us, the total price paid and average price per share paid by existing stockholders and by the new investors in this offering at an assumed initial public offering price of $      per share, before deducting (1) the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (2) the repayment of $     million of our indebtedness with the proceeds of this offering.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) total consideration paid by new investors and the total average price per share by approximately $      and $     , respectively, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable.

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the number of shares of common stock held by existing stockholders will represent approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will represent approximately % of the total number of shares of our common stock outstanding after this offering.

The foregoing discussion and tables assume no exercise of stock options to purchase           shares of our common stock issuable upon the exercise of stock options outstanding under our 2005 Stock Incentive Plan as of June 30, 2007 at an average exercise price of $           per share. To the extent that any options having an exercise price that is less than the offering price of this offering are exercised, new investors will experience further dilution.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial data has been derived by the application of pro forma adjustments to our historical consolidated financial statements for the year ended December 31, 2006 and as of and for the six months ended June 30, 2007 and related notes thereto included elsewhere in this prospectus. We are providing the following unaudited pro forma condensed consolidated financial data because our acquisition of TGL in June 2006 has a material effect on our financial information.

The unaudited pro forma condensed consolidated statement of operations for Tensar Corporation for the year ended December 31, 2006 has been prepared to give effect to our acquisition of TGL and the related financing transactions as if they had occurred on January 1, 2006. The unaudited pro forma as adjusted condensed consolidated statement of operations for Tensar Corporation for the year ended December 31, 2006 and the six months ended June 30, 2007 have been further adjusted to give effect to the completion of this offering, our receipt of the estimated net proceeds from the sale of the shares of common stock offered hereby and the use of proceeds therefrom, as if this offering and the use of proceeds therefrom were completed on January 1, 2006. In addition, the unaudited pro forma as adjusted consolidated balance sheet data for Tensar Corporation as of June 30, 2007 has been adjusted to give effect to the completion of this offering, our receipt of the estimated net proceeds from the sale of the shares of common stock offered hereby and the use of proceeds therefrom, as if this offering and the use of proceeds therefrom were completed on June 30, 2007.

The historical consolidated financial statements of TGL have been prepared in accordance with U.K. GAAP. For the purpose of presenting the unaudited pro forma condensed consolidated financial data, the statement of operations for the period January 1, 2006 through June 22, 2006 relating to TGL has been adjusted to conform with U.S. GAAP. The historical financial statements of TGL were presented in British Pounds (GBP) and for the purpose of presenting the unaudited pro forma condensed consolidated statement of operations, the adjusted statement of operations for TGL for the period January 1, 2006 through June 22, 2006 has been translated into U.S. dollars at the average daily closing rate for the period from January 1, 2006 through June 22, 2006.

Our acquisition of TGL is accounted for under U.S. GAAP using the purchase method of accounting. Under this method, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Any excess of the purchase price over the estimated fair value of the net assets acquired is allocated to goodwill.

The unaudited pro forma and pro forma as adjusted financial data is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions described above for which we are giving pro forma effect actually occurred on the dates or for the periods indicated, nor is such unaudited pro forma and pro forma as adjusted financial data necessarily indicative of the results to be expected for the full year or any future period. The unaudited pro forma and pro forma as adjusted condensed consolidated financial data does not purport to predict balance sheet data, results of operations, cash flows or other data as of any future date or for any future period. A number of factors may affect our actual results. See “Risk Factors” and “Forward-Looking Statements.”

The notes to the unaudited pro forma condensed consolidated statement of operations and balance sheet provide a detailed discussion of how such adjustments were derived and are presented in the unaudited pro forma consolidated financial data. This unaudited pro forma and pro forma as adjusted financial data should be read in conjunction with “Use of Proceeds,” “Cash and Capitalization,” “Prospectus Summary — The Offering,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and TGL’s consolidated financial statements and related notes included elsewhere in this prospectus.

Tensar Corporation

Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2007

		Adjustments
	Tensar	for this	Pro Forma
	Corporation(1)	Offering	As Adjusted(2)
(In thousands)

Assets:
Current Assets:
Cash and cash equivalents	$8,674
Accounts receivable	45,479
Inventories, net	21,596
Prepaid expenses and other current assets	4,950
Income taxes receivable	1,566
Deferred income taxes	2,057

Total Current Assets	84,322
Property, plant and equipment, net	69,776
Goodwill	270,188
Other intangible assets, net	233,518
Deferred financing and other non-current assets, net	14,563
Deferred income taxes	1,366

Total Assets	$673,733

Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts payable	$10,930
Interest payable	3,122
Taxes payable	2,009
Accrued compensation and benefits	6,513
Accrued expenses	8,298
Current portion of Long-term debt	3,585

Total Current Liabilities	34,457
Long-term debt	394,629	(3)
Deferred income taxes	79,338
Cross-currency swap liability	9,200
Liability for pension benefits	3,022
Other non-current liabilities	2,436

Total Liabilities	523,082

Redeemable restricted stock	9,238
Stockholders’ Equity:
Common stock	151	(4)
Notes receivable from officers	(221)
Additional paid-in capital	151,994	(4)
Accumulated deficit	(17,864)
Accumulated other comprehensive income	7,353	(3)

Total Stockholders’ Equity	141,413	(4)

Total Liabilities and Stockholders’ Equity	$673,733

Tensar Corporation

Notes to Unaudited Pro Forma Consolidated Balance Sheet
(In thousands)

(1)	Our acquisition of TGL was completed on June 23, 2006. Accordingly, the allocation of the purchase price to the assets acquired and liabilities assumed is reflected in our consolidated balance sheet as of June 30, 2007. The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed as of June 23, 2006:

Accounts receivable	$13,437
Inventories	7,849
Other current assets	2,283
Property, plant and equipment	24,571
Identifiable intangible assets	45,847
Other non-current assets	456
Accounts payable and accrued expenses	(10,696)
Deferred income taxes	(11,939)
Long term debt	(1,452)
Other non-current liabilities and other	(4,651)

65,705
Goodwill	65,592

Aggregate purchase price	$131,297

(2)	A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the amount of cash and cash equivalents, total current assets, total assets, total stockholders’ equity, additional paid-in capital and total capitalization by approximately $ , assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable.

(3)	Represents an adjustment for the repayment of outstanding indebtedness in the amount of $ , plus the payment of prepayment penalties in the amount of $ , and the write off of $ of unamortized deferred financing costs. Of this amount, $ will be applied as a reduction in accumulated deficit.

(4)	Represents an adjustment for the sale of shares of common stock, assuming no exercise by the underwriters of their over-allotment option, in this offering at an assumed initial public price of $ per share, which is the mid-point of the estimated price range as set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in the amount of $ .

Tensar Corporation

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the year ended December 31, 2006

		The Tensar
		Group
		Limited
	Tensar	January 1,
	Corporation	2006
	Year Ended	through				Adjustments
	December 31,	June 22,	Acquisition			for this		Pro forma
	2006	2006(1)	Adjustments(2)		Pro Forma	Offering(3)		As Adjusted
(In thousands, except per share data)

Statement of Operations Data:
Net sales	$175,827	$31,247	$(909	)(a)	$206,165
Cost of sales	89,180	18,027	(1,960	)(a)(b)(c)(d)	105,247

Gross profit	86,647	13,220	(1,051)		100,918
Operating expenses	54,524	23,527	(10,242	)(d)(e)	67,809
Acquisition related expenses and other	2,163	—	—		2,163
Gain on sale of investment	(1,362)	—	—		(1,362)

Operating income (loss)	31,322	(10,307)	11,293		32,308

Other income (expense), net
Interest expense, net	(38,513)	(3,962)	(2,042	)(f)	(44,517)	(aa	)
Increase in fair value of liability for cross-currency swap	(7,521)	—	—		(7,521)
Gain on foreign exchange, net	2,561	—	—		2,561
Other income (expense), net	(88)	—	—		(88)	(bb	)

Total other expenses	(43,561)	(3,962)	(2,042)		(49,565)

Income (loss) before income taxes	(12,239)	(14,269)	9,251		(17,257)
Income tax benefit	4,804	3,255	(2,518	)(g)	5,541	(cc	)

Net income (loss) from continuing operations	$(7,435)	$(11,014)	$6,733		$(11,716)

Loss from continuing operations per share — basic and diluted(4)(5)	$(0.53)				$(0.73)
Weighted average shares — basic and diluted	14,139				15,952

Tensar Corporation

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the six months ended June 30, 2007

	Tensar	Adjustments for			Pro Forma
	Corporation	this Offering(3)			As Adjusted
(In thousands, except per share data)

Statement of Operations Data:
Net sales	$108,298	$			$
Cost of sales	53,844

Gross profit	54,454
Operating expenses	40,767

Operating income, net	13,687		(aa	)

Interest expense, net	(22,475)
Increase in fair value of liability for cross-currency swap	(1,679)
Gain on foreign exchange, net	1,649
Other income (expense), net	(747)		(bb	)

Total other expenses	(23,252)
Loss before income taxes	(9,565)
Income tax benefit	3,636		(cc	)

Net loss	$(5,929)	$			$

Loss per share — basic and diluted(4)(5)	$(0.37)
Weighted average shares — basic and diluted	15,952

Tensar Corporation

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations
(In thousands, except per share data)

(1)	The historical consolidated financial statements of TGL have been prepared in accordance with U.K. GAAP. For the purpose of presenting the unaudited pro forma condensed consolidated financial data, the statement of operations for the period January 1, 2006 through June 22, 2006 relating to TGL has been adjusted to conform with U.S. GAAP. The historical financial statements of TGL were presented in British Pounds (GBP) and for the purpose of presenting the unaudited pro forma condensed consolidated statement of operations, the adjusted statement of operations for TGL for the period January 1, 2006 through June 22, 2006 has been translated into U.S. dollars (USD) at the average daily closing rate for the period January 1, 2006 through June 22, 2006, which was 1.7885.

The following table presents a reconciliation of the unaudited condensed consolidated statement of operations for TGL for the period from January 1, 2006 through June 22, 2006, prepared in accordance with U.K. GAAP and in GBP, to the statements of operations under U.S. GAAP and in USD included in the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2006.

The unaudited U.K. to U.S. GAAP adjustments represent the significant adjustments that are required to convert the statement of operations data of TGL to U.S. GAAP on a continuing operations basis and descriptions of the nature of each of the adjustments are as follows:

		U.K. to U.S.
		GAAP
	U.K. GAAP	Adjustments		U.S. GAAP	U.S. GAAP
(In thousands)	in GBP(i)	in GBP(ii)		in GBP(iii)	in USD(iv)

Net sales	£17,471	—		£17,471	$31,247
Cost of sales	9,184	£895	(v)(vi)(vii)	10,079	18,027

Gross profit	8,287	(895)		7,392	13,220
Operating expenses	13,073	82	(v)(vi)(vii)(viii)	13,155	23,527

Operating loss	(4,786)	(977)		(5,763)	(10,307)
Interest expense, net	(2,215)			(2,215)	(3,962)

Loss before income taxes	(7,001)	(977)		(7,978)	(14,269)
Income tax benefit	1,587	233	(ix)	1,820	3,255

Net loss from continuing operations	£(5,414)	£(744)		£(6,158)	$(11,014)

(i)	Represents the unaudited results of The Tensar Group Limited from January 1, 2006 through June 22, 2006 prepared in accordance with U.K. GAAP and presented in a U.S. GAAP format.

(ii)	Represents adjustments to reconcile the U.K. GAAP amounts to U.S. GAAP.

(iii)	Represents the unaudited results of The Tensar Group Limited from January 1, 2006 through June 22, 2006 prepared in accordance with U.S. GAAP in GBP.

(iv)	Represents the unaudited results of The Tensar Group Limited from January 1, 2006 through June 22, 2006 prepared in accordance with U.S. GAAP in USD. For convenience purposes, we used an exchange rate of 1.7885.

(v)	Under U.K. GAAP, shipping and handling costs are recorded as operating expenses. Under U.S. GAAP, shipping and handling costs are included in cost of sales. This adjustment reclassifies £707 of shipping and handling costs under U.K. GAAP to cost of sales under U.S. GAAP.

(vi)	As a consequence of a modification to existing awards arising due to TGL’s acquisition by us, options exercised were accounted for under the fair value methods adopted by both Financial Reporting Standard (FRS) 20 and SFAS No. 123(R), Share-Based Payment. Differences in the measurement of calculating the incremental fair value in the award, most notably of the inclusion in SFAS No. 123(R) of Type III events, required a charge under U.S. GAAP which did not exist under U.K. GAAP. An additional compensation expense of £158 and £833 would have been recorded in cost of sales and operating expenses under U.S. GAAP, respectively.

(vii)	Under U.K. GAAP, a provision for employee vacation pay is not required to be accrued. Under U.S. GAAP, employee benefits, such as vacation pay, are accounted for using the accrual method. The estimated expense is recognized in the period in which the employees earn the benefit. This adjustment represents the estimated expense for vacation pay in accordance with U.S. GAAP of which £30 and £57 was recorded as cost of sales and operating expenses, respectively.

(viii)	Under U.K. GAAP, goodwill is amortized over a period not to exceed 20 years. Under U.S. GAAP, goodwill is not amortized but rather tested at least annually for impairment. Under U.K. GAAP, TGL recorded amortization expense as operating expenses in the amount of £40, which was reversed for U.S. GAAP purposes. In addition, under U.K. GAAP, TGL recorded certain intangible assets as goodwill, which for U.S. GAAP purposes would have been recorded as an identifiable assets, subject to amortization. As a result of the different classification for these assets, under U.S. GAAP, TGL would have recorded a reduction of £61 in operating expenses.

(ix)	This adjustment includes the income tax effect on the U.S. GAAP adjustments offset by other taxation specific adjustments, primarily for recording unremitted foreign earnings.

(2)	The amounts in this column represent the following acquisition adjustments to reflect the pro forma impact of our acquisition of TGL and the related financing transactions as if these transactions occurred on January 1, 2006:

(a) Includes the elimination of $909 of royalty income and royalty expenses, which is reflected as cost of sales, relating to a pre-existing royalty arrangement between TGL and us.

(b) Includes a reduction of $495 of step-up in inventory basis to fair market value of inventories acquired in our TGL acquisition. The step-up in inventory recorded by Tensar Corporation in June 2006 was $1,168 as compared to $673 after giving effect to the acquisition of TGL as if the transaction was consummated on January 1, 2006.

(c) Includes additional depreciation expense of $581 related to the fair market value adjustment to property, plant and equipment acquired in our acquisition of TGL. The depreciation expense is calculated using the remaining useful lives ranging from 2 to 21 years.

(d) As a result of our acquisition of TGL in June 2006, TGL recorded (i) a charge in the amount of $7,261 related to equity compensation awards granted in anticipation of our acquisition of TGL, (ii) a charge in the amount of $2,407 relating to bonuses paid upon our acquisition of TGL, (iii) a charge in the amount of $1,023 relating to company funded national insurance costs, and (iv) a charge in the amount of $1,773 relating to stock compensation expenses recorded for previously outstanding equity compensation awards under SFAS No. 123(R). Of these amounts, $11,327 and $1,137 were adjusted to operating expenses and cost of sales, respectively. We believe it is appropriate to adjust for these charges as they are directly attributable to the acquisition.

(e) Represents additional amortization of $1,085 of the trademark, technology and customer relationship intangible assets recorded in our acquisition of TGL. The amortization expense is calculated using the estimated useful lives ranging from 9 to 12 years. As of the date of acquisition, the trademarks were valued at $17,297, technology was valued at $19,999 and customer relationships were valued at $8,551.

(f) Represents additional interest expense of $1,776 and amortization of deferred financing costs of $266 due to additional borrowings associated with our TGL acquisition, net of the elimination of TGL pre-acquisition interest and amortization expense. Interest expense was calculated based on (i) $80,000 of first lien financing arrangements at an assumed variable interest rate of the three month LIBOR plus 2.75% and (ii) $16,500 of PIK financing at a fixed rate of 17.5% entered into in conjunction with our TGL acquisition. A change in the rate of 0.125% would impact interest expense by approximately $100.

(g) Reflects the tax effects of our pro forma adjustments based upon a statutory tax rate of 38.0% for U.S. adjustments and 30.0% for U.K. adjustments.

(3)	The amounts in this column represent the following adjustments to reflect the completion of this offering, our receipt of the estimated net proceeds from the sale of the shares of common stock offered hereby and the application of such net proceeds to repay indebtedness:

(aa) In connection with this offering, we intend to use approximately $      of the net proceeds to repay our outstanding indebtedness, including the payment of applicable accrued interest and pre-payment penalties. Represents the reduction of interest expense resulting from the redemption, net of additional amortization of deferred financing costs.

(bb) Represents pre-payment penalties of $ and the write off of $ of unamortized debt issuance costs.

(cc) Reflects the tax effects of our pro forma adjustments based upon a statutory tax rate of 38.0% for U.S. adjustments and 30.0% for U.K. adjustments.

(4)	Unaudited pro forma basic and diluted loss from continuing operations per share have been calculated in accordance with SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any change in our capital structure. Therefore pro forma weighted average shares have been adjusted to reflect a for split of shares of our common stock immediately prior to the offering.

(5)	The unaudited pro forma diluted weighted average shares outstanding for the year ended December 31, 2006 and the six months ended June 30, 2007 exclude the impact of all stock options and shares of unvested restricted stock, because such impact would be anti-dilutive.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated statement of operations and other data for our Predecessor company for the years ended December 31, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our Predecessor company’s audited consolidated financial statements and related notes thereto not included in this prospectus. The selected consolidated statement of operations and other data for our Predecessor company for the year ended December 31, 2004 and for the period from January 1, 2005 to October 31, 2005, have been derived from our Predecessor company’s audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected consolidated statement of operations and other financial data for the Successor company for the period from November 1, 2005 to December 31, 2005, and for the year ended December 31, 2006, as well as the selected consolidated balance sheet data as of December 31, 2005 and 2006, have been derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected consolidated financial data for Tensar Corporation as of and for the six months ended June 30, 2006 and 2007 have been derived from the unaudited consolidated financial statements of Tensar Corporation included elsewhere in this prospectus.

The following information is qualified by reference to and should be read in conjunction with “Cash and Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our, our Predecessor company’s and TGL’s consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor Company				Successor Company
				January 1,	November 1,
				2005	2005
	Year Ended			through	through	Year Ended
	December 31,			October 31,	December 31,	December 31,	Six Months Ended June 30,
(In thousands, except per share data)	2002(1)	2003	2004(2)	2005	2005	2006(3)	2006	2007
							(Unaudited)	(Unaudited)
Consolidated Statement of Operations Data:
Net sales	$58,247	$68,493	$87,638	$107,228	$17,118	$175,827	$67,021	$108,298
Cost of sales	27,502	31,032	39,633	49,407	9,756	89,180	33,092	53,844

Gross profit	30,745	37,461	48,005	57,821	7,362	86,647	33,929	54,454
Operating expenses	17,655	19,985	24,707	26,006	8,060	54,524	21,399	40,767
Acquisition related expenses and other	—	—	—	8,094	—	2,163	1,991	—
Gain on sale of investment	—	—	—	—	—	(1,362)	—	—

Operating income (loss)	13,090	17,476	23,298	23,721	(698)	31,322	10,539	13,687

Other income (expense), net
Interest expense, net(4)	(9,553)	(10,357)	(10,135)	(17,981)	(5,268)	(38,513)	(16,320)	(22,475)
Loss on debt extinguishment	—	—	(6,721)	(3,639)	—	—	—	—
Increase in fair value of liability for cross-currency swap(5)	—	—	—	—	—	(7,521)	(2,054)	(1,679)
Increase in fair value of liabilities for warrant put options(6)	—	—	(2,540)	(12,254)	—	—	—	—
Gain on foreign exchange, net(7)	—	—	—	—	—	2,561	(4,097)	1,649
Other (expense) income, net	—	—	(294)	582	(142)	(88)	1,205	(747)

Total other expenses	(9,553)	(10,357)	(19,690)	(33,292)	(5,410)	(43,561)	(21,266)	(23,252)

Income (loss) before income taxes	3,537	7,119	3,608	(9,571)	(6,108)	(12,239)	(10,727)	(9,565)
Income tax (expense) benefit	(945)	(3,266)	(2,717)	1,340	2,291	4,804	3,843	3,636

Net income (loss) from continuing operations	2,592	3,853	891	(8,231)	(3,817)	(7,435)	(6,884)	(5,929)
Discontinued operations	304	(1,604)	(1,177)	453	—	—	—	—

Net income (loss)	2,896	2,249	(286)	(7,778)	(3,817)	(7,435)	(6,884)	(5,929)
Preferred dividends (includes accretion of $470, $317, $1,373, and $3,202 in 2002, 2003, 2004, and the ten months ended October 31, 2005, respectively)	6,262	5,415	5,503	3,928	—	—	—	—

Net loss available to common stockholders	$(3,366)	$(3,166)	$(5,789)	$(11,706)	$(3,817)	$(7,435)	$(6,884)	$(5,929)

	Predecessor Company				Successor Company
				January 1,	November 1,
				2005	2005
	Year Ended			through	through	Year Ended
	December 31,			October 31,	December 31,	December 31,	Six Months Ended June 30,
(In thousands, except per share data)	2002(1)	2003	2004(2)	2005	2005	2006(3)	2006	2007
							(Unaudited)	(Unaudited)
Per Common Share Data:
Loss available to common stockholders from continuing operations per share — basic and diluted(8)	$(1.02)	$(0.42)	$(1.16)	$(2.55)	$(0.31)	$(0.53)	$(0.56)	$(0.37)
Loss available to common stockholders per share — basic and diluted(8)	$(0.93)	$(0.85)	$(1.46)	$(2.45)	$(0.31)	$(0.53)	$(0.56)	$(0.37)
Weighted average shares — basic and diluted	3,566	3,744	3,962	4,765	12,150	14,139	12,297	15,952
Other Financial and Operating Data:
Depreciation	$3,482	$3,537	$3,488	$3,372	$617	$5,699	$2,252	$4,029
Amortization	1,611	1,670	1,795	1,302	1,834	12,611	5,621	7,169
Net cash provided by (used in) operating activities	7,710	17,855	18,302	11,743	8,519	15,881	(7,010)	566
Net cash provided by (used in) investing activities	(7,514)	1,036	(43,869)	(5,127)	(378,879)	(148,924)	(140,191)	(5,930)
Net cash provided by (used in) financing activities	(1,912)	(13,543)	24,897	(3,994)	384,512	129,072	139,207	(926)
Purchase of property, plant and equipment	1,470	1,657	1,688	3,215	351	15,004	4,871	5,351
EBITDA(9)	$18,487	$21,079	$17,849	$13,537	$1,611	$44,584	$13,466	$24,108
Adjusted EBITDA(9)	18,487	21,079	17,849	17,176	2,801	46,441	14,237	24,108

	Predecessor Company			Successor Company
	As of			As of	As of	As of
	December 31,			December 31,	December 31,	June 30,
(In thousands)	2002	2003	2004	2005	2006	2007
						(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$163	$5,511	$4,841	$14,152	$14,902	$8,674
Property, plant and equipment, net	29,568	26,830	26,577	32,778	68,031	69,776
Total assets	161,967	156,450	200,657	498,354	671,198	673,733
Total debt(10)	90,574	79,776	187,304	285,057	391,890	398,214
Redeemable common stock(11)	14	14	2,417	7,910	9,220	9,238
Redeemable preferred stock(12)	72,435	79,819	12,043	—	—	—
Total stockholders’ (deficit) equity	(13,072)	(16,605)	(20,285)	109,630	146,830	141,413

(1)	Includes results of Geopier Foundation Company and its affiliate, Geotechnical Reinforcement Company (Geopier) from August 1, 2002, the date of our Predecessor company’s acquisition of Geopier.

(2)	Includes results of North American Green from September 24, 2004 following our Predecessor company’s acquisition of North American Green.

(3)	Includes results of TGL from June 23, 2006, the date of our acquisition of TGL.

(4)	Pursuant to the adoption of SFAS No. 150, on July 1, 2003, our senior redeemable preferred stock was reclassified into the liability section of the balance sheet, and the dividends and related issuance cost accretions were reclassified into interest expense, totaling $1.3 million and $1.4 million for the last six months of 2003 and the year ended December 31, 2004, respectively. All senior redeemable preferred stock was redeemed prior to December 31, 2004.

(5)	In connection with our acquisition of TGL, a portion of the U.S. dollar financing was placed with the international operations which have functional currencies other than the U.S. dollar. In seeking to minimize the risks and/or costs associated with foreign exchange risk on the borrowings, we entered into a cross-currency swap contract at the date of the acquisition that extends through October 31, 2012. The cross-currency swap is a fair value derivative under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The contract is marked-to-market through income (loss) at the same time that the debt is remeasured through income (loss). The loss on the cross-currency swap for the year ended December 31, 2006 was $7.5 million. Changes in the fair value of the cross-currency swap are offset by changes in the underlying borrowings. For the year ended December 31, 2006, a gain of $5.8 million is reflected in gain on foreign exchange, net.

(6)	In connection with our original issuance of senior subordinated notes in December 2000, our Predecessor company issued warrants for 510,000 pre-split shares of common stock to the lenders at a nominal exercise price. The warrants were to expire on December 6, 2010. The warrants were valued using the Black-Scholes pricing model and we recorded an original issue discount of $10 for the fair value of the warrants. The lenders also were granted a put option to sell to our Predecessor company all or a portion of the warrants or the common stock underlying the warrants. Our Predecessor company was obligated to purchase the put option at the fair market value of the shares of common stock subject to the put option. As a result of the put option, the warrants were marked-to-market and their fair value was classified as a liability. This resulted in the recording of an expense of $2.5 million for the year ended December 31, 2004 and $12.3 million in the period from January 1, 2005 to October 31, 2005. The liability established for these warrants was paid in connection with the October 31, 2005 acquisition.

(7)	Gain on foreign exchange, net for the year ended December 31, 2006 is comprised of three components. First, foreign currency transaction gains and loss are reported in results of operations, which resulted in a $0.2 million loss. Second, in seeking to minimize the risks and/or costs associated with foreign exchange risk on the British Pound (GBP) denominated purchase price for our acquisition of TGL, we entered into a forward currency swap contract in May 2006 to hedge a portion of the purchase price. This resulted in a loss on the forward currency swap of approximately $3.0 million. Third, an additional gain of $5.8 million was realized as more fully explained in Note 5 above.

(8)	For the year ended December 31, 2002, the year ended December 31, 2003, the year ended December 31, 2004, the ten months ended October 31, 2005, the two months ended December 31, 2005, the year ended December 31, 2006, and the six months ended June 30, 2006, and the six months ended June 30, 2007 stock options, warrants, and unvested restricted stock shares, were excluded from the fully diluted computations of income (loss) from continuing operations per share and net income (loss) per share, because their inclusion in the income (loss) from continuing operations per share and net income (loss) per share calculations would have been anti-dilutive. For the year ended December 31, 2002, the year ended December 31, 2003, the year ended December 31, 2004, and the ten months ended October 31, 2005, Class B-1 redeemable convertible preferred stock was excluded from the fully diluted computations of income (loss) from continuing operations per share and net income (loss) per share, because the inclusion of such stock in the income (loss) from continuing operations per share and net income (loss) per share calculations would have been anti-dilutive.

(9)	EBITDA and adjusted EBITDA are supplemental non-GAAP financial measures. GAAP means generally accepted accounting principles in the United States. EBITDA is equal to net income (loss) plus (a) interest expense, net; (b) income tax (expense) benefit; and (c) depreciation and amortization. For a description of our use of EBITDA and a reconciliation of this non-GAAP financial measure to net income (loss), see the discussion and related table below. Our definition of adjusted EBITDA is different from EBITDA because we further adjust EBITDA for (a) the step-up in the value of our inventories in connection with our October 2005 acquisition of our Predecessor company and in the value of TGL’s inventories in connection with our June 2006 acquisition of TGL, (b) the write off of a royalty related asset in connection with our acquisition of TGL and (c) the loss on debt extinguishment recorded in connection with our October 2005 acquisition of our Predecessor company.

We believe EBITDA and adjusted EBITDA are useful to an investor in evaluating our performance for the following reasons:

•	We believe EBITDA and adjusted EBITDA are important indicators of the strength of our operation and the performance of our business because they provide a link between profitability and operating cash flow.

•	We also believe that analysts and investors use EBITDA and adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

•	In connection with both our October 2005 acquisition of our Predecessor company and our June 2006 acquisition of TGL, there was a step-up in the value of inventories acquired to estimated fair market value. In the case of the acquisition of our Predecessor company, the step-up adjustment was $1.2 million. In the case of our acquisition of TGL, the step-up adjustment was $1.2 million. We believe it is appropriate to adjust for the step-up in the values of our and TGL’s inventories, because we believe it is useful to investors to present a financial measure that adjusts the value of our inventories to produce a normalized measure of cost of goods sold (and net income (loss)) that reflects our actual economic costs to produce cash earnings for our stockholders without regard to our October 2005 acquisition of our Predecessor company or our June 2006 acquisition of TGL. In addition, management believes that adjustments for the step-up in the inventory values are appropriate in the case of our October 2005 acquisition of our Predecessor company because management views the October 2005 transaction as a change in ownership without any fundamental change to the underlying business enterprise. Similarly, management views the 2006 acquisition of TGL as a strategic transaction which added an international component to our existing operations and measures TGL’s gross profit internally without regard to a step-up in the value of its inventories. Accordingly, in both cases management believes it is important to provide a measure of operating performance consistent with the measure used by management when evaluating the performance of the business.

•	We recorded a write off of a royalty related asset in connection with our acquisition of TGL in June 2006 for an arrangement that previously existed between TGL and us. We believe it is appropriate to adjust for the write off of a royalty related asset, because such acquisition related charge is not an ongoing part of our operations over the long-term, and it is therefore meaningful to compare our operating performance period-to-period by adding the write off to net income (loss) in deriving adjusted EBITDA.

•	We recorded a loss on debt extinguishment in connection with our October 2005 acquisition of our Predecessor company and the repayment of our Predecessor company’s outstanding debt in September 2005, and we will record an additional loss on debt extinguishment in connection with the refinancing transactions described under “Use of Proceeds.” However, we believe the losses will not be an ongoing part of our operations over the long-term and that it is therefore meaningful to compare our operating performance period-to-period by adding the non-cash portion of these losses to net income (loss) in deriving adjusted EBITDA.

Our management uses EBITDA and adjusted EBITDA:

•	as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as both remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our operational strategies;

•	to evaluate our capacity to fund capital expenditures and expand our business; and

•	for non-equity incentive plan award purposes to calculate payouts to various officers and employees.

The table reconciles net loss to EBITDA and adjusted EBITDA for the periods presented.

	Predecessor Company				Successor Company
				January 1,	November 1,
				2005	2005
	Year Ended			through	through	Year Ended
	December 31,			October 31,	December 31,	December 31,	Six Months Ended June 30,
	2002	2003	2004	2005	2005	2006	2006	2007
							(Unaudited)	(Unaudited)
(In thousands)
Net income (loss)	$2,896	$2,249	$(286)	$(7,778)	$(3,817)	$(7,435)	$(6,884)	$(5,929)
Interest expense, net	9,553	10,357	10,135	17,981	5,268	38,513	16,320	22,475
Provision for income taxes	945	3,266	2,717	(1,340)	(2,291)	(4,804)	(3,843)	(3,636)
Depreciation	3,482	3,537	3,488	3,372	617	5,699	2,252	4,029
Amortization	1,611	1,670	1,795	1,302	1,834	12,611	5,621	7,169

EBITDA	18,487	21,079	17,849	13,537	1,611	44,584	13,466	24,108
Inventory step-up	—	—	—	—	1,190	1,168	82	—
Write off of a royalty related asset	—	—	—	—	—	689	689	—
Non-cash portion of loss on debt extinguishment	—	—	—	3,639	—	—	—	—

Adjusted EBITDA	$18,487	$21,079	$17,849	$17,176	$2,801	$46,441	$14,237	$24,108

Our definition of adjusted EBITDA differs from the definition of EBITDA included in the agreements related to our financing arrangements, which we refer to as our financing EBITDA. We use our financing EBITDA to measure our compliance with material financial covenants in the agreements governing our financing arrangements, including minimum financing coverage ratio, minimum fixed charge coverage ratio, maximum leverage ratio and maximum first lien leverage ratio. Our financing EBITDA includes additional adjustments to adjusted EBITDA including management fees paid to our financial sponsors, earn-out payments to the former stockholders of our Geopier business, financing-related charges including the increase in value of the liability for the cross-currency swap and the increase in fair value of the warrant put options, net of any offsetting gains or losses and other miscellaneous adjustments allowed under our financing agreements, including acquisition related expenses, geogrid import variance, legal expenses related to a non-compete conflict with a consultant in our ESS business, consulting fees paid to the former owner of our Geopier business and restructuring and other non-recurring expenses incurred by TGL. For additional information regarding our material financial covenants and our calculation of financing EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Arrangements — Financial Covenants and Financing EBITDA.”

EBITDA, adjusted EBITDA and financing EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA, adjusted EBITDA and financing EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to net income (loss), income from operations, cash provided by operating activities or our other financial information as determined under GAAP.

(10)	Total debt includes both the current portion of long-term debt and long-term debt balances.

(11)	At December 31, 2005, we included 790,985 shares of common stock held by members of management in redeemable common stock in the mezzanine section of the consolidated balance sheets. At each of December 31, 2006 and June 30, 2007, we included 921,706 of such shares in redeemable common stock in the mezzanine section of the consolidated balance sheets. The amounts reflected in redeemable common stock with respect to these shares as of December 31, 2005, December 31, 2006 and June 30, 2007 were $7.9 million, $9.2 million and $9.2 million, respectively. Agreements related to these shares of common stock contain redemption provisions that require us to repurchase the stock at fair market value in the event the holder’s employment is terminated due to death or disability. In addition, as of December 31, 2006 and June 30, 2007, there were 10,000 shares of restricted stock containing a redemption provision similar to the provisions described above. We reclassified 3% and 20% (totaling $3 thousand and $18 thousand) of the $91 thousand grant date fair value of the restricted stock award to the mezzanine section of the consolidated balance sheets for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. Additionally, there was a corresponding reduction to additional paid-in capital for these periods. At each of December 31, 2002, 2003 and 2004, there were 635,868 shares of redeemable common stock in the mezzanine section of the consolidated balance sheets.

(12)	Redeemable preferred stock balance includes $18.0 million, $54.4 million, and $9 thousand of senior redeemable preferred stock, Class A-1 redeemable preferred stock, and Class B-1 redeemable convertible preferred stock, respectively in 2002. In 2003, redeemable preferred stock includes $20.7 million, $59.1 million, and $8 thousand of senior redeemable preferred stock, Class A-1 redeemable preferred stock, and Class B-1 redeemable convertible preferred stock, respectively. In 2004, redeemable preferred stock includes $12.0 million and $0.0 million of Class A-2 redeemable preferred stock and Class B-1 redeemable convertible preferred stock, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited and unaudited consolidated financial statements and related notes thereto as well as the separate audited financial statements and related notes thereto for The Tensar Group Limited (TGL), which we acquired on June 23, 2006, each of which are included elsewhere in this prospectus. Unless otherwise noted, all of the financial information in this discussion is consolidated financial information for us or our Predecessor company. The forward-looking statements in this discussion, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are subject to numerous risks and uncertainties including, but not limited to, those set forth under “Risk Factors” and “Forward-Looking Statements.” Our actual results may differ materially from those contained in any forward-looking statements.

Overview

General

We are a leading global developer and manufacturer of proprietary, highly-engineered non-traditional site-development solutions for infrastructure end-markets, including transportation, commercial and industrial construction. We provide our customers with an integrated suite of innovative products, technologies and application expertise for a wide variety of end uses, including high performance roadways, earth retention structures, building foundations and erosion and sediment control. Relative to traditional construction materials and practices, our technology-based alternatives save time, extend asset life-cycles, reduce costs and minimize environmental impact. We believe we have leading market positions in each of our infrastructure application end-markets within our $2.6 billion addressable U.S. markets. Many of these leading positions are supported by our worldwide portfolio of approximately 150 patents.

We were formed on September 12, 2005 for the purpose of acquiring The Tensar Corporation, which we refer to as our Predecessor company. We entered into a stock purchase agreement on September 13, 2005, and in accordance with such agreement, we acquired our Predecessor company and its subsidiaries on October 31, 2005. For purposes of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, “we,” “our,” “ours” and “us” refer to Tensar Corporation and its consolidated subsidiaries for the period from and after November 1, 2005 and refer to our Predecessor company and its consolidated subsidiaries for periods prior to November 1, 2005.

Significant Acquisitions

The Tensar Corporation.  In September 2005, we were formed for the purpose of acquiring The Tensar Corporation. We acquired The Tensar Corporation on behalf of Arcapita Bank B.S.C. (c), an affiliate of our majority stockholder, in October 2005 for $395.9 million, including $5.2 million of transaction fees and expenses. The Arcapita acquisition was financed with approximately $113.6 million in cash proceeds from the issuance of shares of our common stock and $283.5 million of first and second lien financing and paid-in-kind (PIK) financing, net of $7.5 million of cash. In addition, our management and other employee stockholders received shares of our common stock in exchange for their outstanding common stock. We refer to The Tensar Corporation and its consolidated subsidiaries as our Predecessor company. For further discussion, see “Selected Consolidated Financial and Other Data.”

The Tensar Group Limited.  In June 2006, we acquired TGL. A subsidiary of TGL was the original developer of the Tensar® polymer based structural geogrid and was part of a consortium that founded the original predecessor to The Tensar Corporation in the United States in 1983. Tensar International Limited is the principal operating subsidiary of TGL and we refer to this international business and the counterpart domestic business as Tensar International.

We acquired TGL for $131.3 million, including $4.9 million of transaction fees and expenses. The acquisition was financed with approximately $38.0 million in cash proceeds from the issuance of shares of our common stock and $96.5 million of incremental first lien financing and PIK financing. For further discussion, see “Unaudited Pro Forma Condensed Consolidated Financial Data” and “Selected Consolidated Financial and Other Data.”

North American Green (NAG).  In September 2004, our Predecessor company purchased NAG for $44.6 million, including $1.1 million of transaction fees and expenses. In connection with the acquisition, our Predecessor company also issued equity awards to management and employees, and assumed a deferred compensation liability of $1.2 million payable to certain members of NAG’s senior management.

Geopier Foundation Company.  On August 1, 2002, our Predecessor company acquired Geopier Foundation Company and its affiliate, Geotechnical Reinforcement Company (together, Geopier) for $7.7 million. In addition, our Predecessor company agreed, for 2002 through 2005, to make additional earn-out payments to the seller based on a percentage by which the acquired company’s EBITDA exceeded stated annual thresholds. Payments of $0, $0.6 million, $0.7 million, and $2.0 million were earned and recorded as goodwill during 2002, 2003, 2004 and 2005, respectively. Each of the amounts earned were paid in the following year.

Because of the foregoing acquisitions, period to period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Reportable Segments

Our operations are organized into three reportable segments based on the end-markets we serve: Earth Reinforcement Solutions, Environmental Site Solutions and Foundation Improvement Solutions. Earth Reinforcement Solutions (ERS), our largest reportable segment, which includes Tensar International, develops and manufactures innovative products which are used for earth reinforcement in transportation, commercial and industrial construction. Environmental Site Solutions (ESS), which includes North American Green, develops and manufactures products used to provide erosion and sediment control and promote vegetation growth after construction. Foundation Improvement Solutions (FIS), which includes Geopier, is a licensor of proprietary foundation support technologies used in the construction of new structures on sites with weak or soft soil conditions to its licensed installers in North and South America. In addition to our three reportable segments, Corporate and Other includes general and administrative expenses including director and officer compensation, office and administrative salaries; benefits and pension expenses; insurance; accounting; legal; professional services; computer systems and research and development expenses. In addition, Corporate and Other includes amortization of intangible assets, stock based compensation, and financing-related costs.

Factors That May Affect Future Performance

The following trends are currently affecting or may in the future affect our net income and results of operations:

•	Changing Economic Conditions. An important factor affecting our ability to generate net income is the effect of general economic conditions on our customers’ willingness to spend on our products and services. As economic conditions in the United States have gradually improved in recent years, our customers have been more willing to invest in large scale construction projects. Internationally, certain regions are experiencing significant growth in construction spending, including Asia, Russia and the Middle East and more modest growth in areas including Europe.

•	Interest Expense. In connection with our 2006 acquisition of TGL, we increased our first lien financing arrangement to $267.0 million. In addition, we increased our outstanding PIK financing to $69.0 million, which, including $84.0 million of existing second lien financing, brought our total long-term debt facilities to $420.0 million as of June 22, 2006. The PIK financing has a fixed interest rate of 17.5%. We expect to use a portion of the proceeds from this offering to repay $ million of our outstanding indebtedness, which will reduce our interest expense going forward. See “Use of Proceeds.”

•	Higher Raw Material Costs. Polymer resins are the principal raw materials that are used to manufacture our structural geogrids. We have experienced significant increases in raw materials costs in recent years and expect that our raw material prices will remain at their present levels or higher in the foreseeable future. We will continue to implement strategies to reduce costs in our manufacturing facilities and evaluate price increases for our products as conditions in the market indicate. The price of our polymer resins has increased steadily over the past three years at a compound annual growth rate of 14% in the United States. As a result, we increased the selling price of our products and were able to pass most of the raw material price increase through to our customers.

•	Higher Operating Expenses. We expect to continue to incur significant operating expenses in the foreseeable future as a result of increasing our investments in our sales and marketing organization both domestically and internationally, increased corporate overhead costs associated with our global operations and research and development investments required to maintain our market leadership position in our reportable segments. In addition, our international operations have significantly higher operating expenses as a percentage of net sales than our domestic businesses as a result of the direct selling and support organizations that are required for certain key territories that we operate in outside the United States. As a result of our recent acquisitions, we will continue to incur significant amortization of acquired intangibles. Our total operating expenses as a percentage of net sales increased from 34.9% for the six months ended June 30, 2006 to 37.6% for the six months ended June 30, 2007. We expect that our operating expenses will grow at a slower pace than our net sales in future periods.

•	Acquisition Strategy. We plan to continue to acquire additional businesses when these acquisitions will provide complementary technical and commercial capabilities, broaden our customer base and/or provide enhanced geographic presence. We most recently completed our acquisition of TGL in 2006. In the event we complete acquisitions in the future, we will incur additional integration costs and acquisition-related charges.

•	Ancillary Costs of Becoming a Public Company. In preparing for this offering, we incurred significant costs in our corporate center operations, including personnel and information systems. Furthermore, in connection with this offering, we will need to comply with new laws, regulations and requirements as a result of becoming a public company, such as the Sarbanes-Oxley Act of 2002, SEC regulations and listing requirements of the New York Stock Exchange. We expect these new requirements to increase our expenses and administrative workload.

•	Seasonality. The majority of our business is conducted in seasonal markets, and our operating results are significantly impacted by seasonal revenue patterns. Our net sales in the first quarter of the calendar year have traditionally been lower than net sales in other quarters of the year. This is primarily due to lower activity levels in infrastructure service and construction markets during the winter months in the northern hemisphere. We have a number of relatively fixed expenses associated with current operations and business development, and therefore operating income varies significantly from quarter to quarter.

Results of Operations

Year ended December 31, 2005 Our Predecessor Company and Tensar Corporation Results of Operations — Combined Non-GAAP

The following table presents our combined results of operations, consolidated and by segment, for the year ended December 31, 2005. For purpose of arriving at our results for the year ended December 31, 2005, we combined the results of our Predecessor company, for the period January 1, 2005 to October 31, 2005, and Tensar Corporation, for the period November 1, 2005 to December 31, 2005.

Accounting principles generally accepted in the United States, U.S. GAAP, do not allow for the combination of the financial results of our Predecessor company and Successor company and this approach yields results that are not comparable on a period-by-period basis due to the new basis of accounting established at the date of the Arcapita acquisition. We believe the combined results provide the most meaningful way to comment on our results of operations for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2006 because discussion of a partial period consisting of the period from November 1, 2005 to December 31, 2005 compared to the years ended December 31, 2004 and 2006 would not be meaningful. The combined information is the result of merely adding the Predecessor company and Successor company columns and does not include any pro forma assumptions or adjustments.

	Predecessor	Successor
	Company	Company
	January 1,	November 1,	Combined
	2005	2005	Non-GAAP
	through	through	Year Ended
	October 31,	December 31,	December 31,
	2005	2005	2005
			(Unaudited)
(In thousands)
Net sales	$107,228	$17,118	$124,346
Cost of sales	49,407	9,756	59,163

Gross profit	57,821	7,362	65,183
Selling and marketing expenses	16,663	4,555	21,218
General and administrative expenses	8,559	3,242	11,801
Research and development expenses	784	263	1,047
Acquisition-related expenses	8,094	—	8,094

Total operating income (loss)	23,721	(698)	23,023

Interest expense, net	(17,981)	(5,268)	(23,249)
Loss on debt extinguishment	(3,639)	—	(3,639)
Increase (decrease) in fair value of warrant put options	(12,254)	—	(12,254)
Other income (expense), net	582	(142)	440

Total other expense, net	(33,292)	(5,410)	(38,702)

Loss before income taxes	(9,571)	(6,108)	(15,679)
Income tax benefit	1,340	2,291	3,631

Net loss from continuing operations	(8,231)	(3,817)	(12,048)
Discontinued Operations:
Gain on disposal of business	790	—	790
Loss from operations	(337)	—	(337)

Net loss	$(7,778)	$(3,817)	$(11,595)

The following tables represent our results of operations on a consolidated basis and by segment for the period from January 1, 2005 through October 31, 2005, and for the period from November 1, 2005 through December 31, 2005 and the combination of the results for these periods.

Predecessor Company	Earth	Environmental	Foundation
Period from January 1, 2005	Reinforcement	Site	Improvement	Corporate
through October 31, 2005	Solutions	Solutions	Solutions	and Other	Total
(In thousands)

Net sales to external customers	$67,364	$30,242	$9,622	$—	$107,228
Cost of sales to external customers	30,856	18,335	216	—	49,407

Gross profit	36,508	11,907	9,406	—	57,821
Operating expenses	9,629	5,284	2,936	8,157	26,006
Acquisition-related expenses	—	—	—	8,094	8,094

Total operating income (loss)	$26,879	$6,623	$6,470	$(16,251)	$23,721

Depreciation and amortization	$2,179	$1,226	$420	$849	$4,674

Successor Company	Earth	Environmental	Foundation
Period from November 1, 2005	Reinforcement	Site	Improvement	Corporate
through December 31, 2005	Solutions	Solutions	Solutions	and Other	Total

(In thousands)
Net sales to external customers	$11,116	$4,363	$1,639	$—	$17,118
Cost of sales to external customers	6,275	3,431	50	—	9,756

Gross profit	4,841	932	1,589	—	7,362
Operating expenses	2,445	1,003	1,401	3,211	8,060
Acquisition-related expenses	—	—	—	—	—

Total operating income (loss)	$2,396	$(71)	$188	$(3,211)	$(698)

Depreciation and amortization	$476	$184	$414	$1,377	$2,451

	Earth	Environmental	Foundation
Combined Non-GAAP	Reinforcement	Site	Improvement	Corporate
Year Ended December 31, 2005	Solutions	Solutions	Solutions	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

(In thousands)
Net sales to external customers	$78,480	$34,605	$11,261	$—	$124,346
Cost of sales to external customers	37,131	21,766	266	—	59,163

Gross profit	41,349	12,839	10,995	—	65,183
Operating expenses	12,074	6,287	4,337	11,368	34,066
Acquisition-related expenses	—	—	—	8,094	8,094

Total operating income (loss)	$29,275	$6,552	$6,658	$(19,462)	$23,023

Depreciation and amortization	$2,655	$1,410	$834	$2,226	$7,125

Our operating results for the periods presented, expressed as a percentage of consolidated net sales, were as follows:

	Predecessor		Successor
	Company		Company
		January 1,	November 1,	Combined	Successor Company
		2005	2005	Non-GAAP	Year
	Year Ended	through	through	Year Ended	Ended
	December 31,	October 31,	December 31,	December 31,	December 31,	Six Months Ended June 30,
	2004	2005	2005	2005	2006	2006	2007
				(Unaudited)		(Unaudited)	(Unaudited)
(In thousands)
Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	45.2%	46.1%	57.0%	47.6%	50.7%	49.4%	49.7%

Gross profit	54.8%	53.9%	43.0%	52.4%	49.3%	50.6%	50.3%
Selling and marketing expenses	18.5%	15.5%	26.6%	17.1%	16.1%	16.1%	17.4%
General and administrative expenses	8.6%	8.1%	19.0%	9.5%	13.8%	14.8%	19.0%
Research and development expenses	1.1%	0.7%	1.5%	0.8%	1.1%	1.0%	1.2%
Acquisition-related expenses	—	7.5%	—	6.5%	1.2%	3.0%	—
Loss on disposal of equity of investment	—	—	—	—	(0.8)%	—	—

Total operating income (loss)	26.6%	22.1%	(4.1)%	18.5%	17.9%	15.7%	12.7%

Interest expense, net	(12.0)%	(16.8)%	(30.8)%	(18.7)%	(21.9)%	(24.4)%	(20.7)%
Loss on debt extinguishment	(7.7)%	(3.3)%	—	(2.9)%	—	—	—
Increase in fair value of cross-currency swap	—	—	—	—	(4.3)%	(3.0)%	(1.5)%
Increase in fair value of warrant put options	(2.8)%	(11.4)%	—	(9.9)%	—	—	—
Gain (loss) on foreign exchange, net	—	—	—	—	1.5%	(6.1)%	1.5%
Other (expense) income, net	—%	0.5%	(0.8)%	0.4%	(0.1)%	1.8%	(0.8)%

Total other expense, net	(22.5)%	(31.0)%	(31.6)%	(31.1)%	(24.8)%	(31.7)%	(21.5)%

Income (loss) before income taxes	4.1%	(8.9)%	(35.7)%	(12.6)%	(6.9)%	(16.0)%	(8.8)%
Income tax (expense) benefit	3.1%	1.2%	13.4%	2.9%	2.8%	5.7%	3.3%

Net income (loss) from continuing operations	1.0%	(7.7)%	(22.3)%	(9.7)%	(4.1)%	(10.3)%	(5.5)%

Discontinued Operations:
(Loss) gain on disposal of business	(1.0)%	0.7%	—	0.6%	—	—	—
Loss from operations	(0.3)%	(0.3)%	—	(0.2)%	—	—	—

Net loss	(0.3)%	(7.3)%	(22.3)%	(9.3)%	(4.1)%	(10.3)%	(5.5)%

Geographic Breakdown of Net Sales

The following table sets forth the breakdown of our consolidated net sales by geographic region for the periods indicated. Our domestic net sales include sales to customers located in North and South America. Our international net sales include sales to customers outside of the domestic region. Domestic net sales are attributed to countries based on the location of our customers and international net sales are reported in the geographic region in which they originate. Prior to our June 2006 acquisition of TGL, we did not have any international net sales.

			Six Months		Six Months
	Year Ended		Ended		Ended
	December 31,		June 30,		June 30,
	2006	% of Total	2007	% of Total	2006	% of Total
(In thousands, except percentage data)			(Unaudited)		(Unaudited)

Net sales to external customers:
Domestic
United States	$124,979	71.1%	$68,115	62.9%	$57,951	86.5%
Canada	8,738	4.9%	4,305	4.0%	4,318	6.5%
Other North America	2,937	1.7%	1,165	1.1%	1,307	1.9%
South America	2,107	1.2%	1,411	1.3%	834	1.2%
Other	1,746	1.0%	447	0.4%	734	1.1%

Total Domestic	140,507	79.9%	75,443	69.7%	65,144	97.2%
International
United Kingdom	26,821	15.3%	25,489	23.5%	1,586	2.4%
Europe (excluding United Kingdom)	6,360	3.6%	4,976	4.6%	132	0.2%
Asia	1,183	0.7%	845	0.8%	159	0.2%
Middle East and Africa	956	0.5%	1,545	1.4%	—	—

Total International	35,320	20.1%	32,855	30.3%	1,877	2.8%

Total	$175,827	100.0%	$108,298	100.0%	$67,021	100.0%

Six Months ended June 30, 2006 Compared to Six Months ended June 30, 2007

Consolidated

The following table represents our results of operations as well as the amount changes and percentage changes from June 30, 2006 to June 30, 2007.

	Six Months Ended June 30,		Amount	Percent
	2006	2007	Change	Change
	(Unaudited)	(Unaudited)
(In thousands, except percentage data)

Statement of Operations Data:
Net sales	$67,021	$108,298	$41,277	61.6%
Cost of sales	33,092	53,844	20,752	62.7%

Gross profit	33,929	54,454	20,525	60.5%
Selling and marketing expenses	10,779	18,852	8,073	74.9%
General and administrative expenses	9,949	20,574	10,625	106.8%
Research and development expenses	671	1,341	670	99.9%
Acquisition-related expenses	1,991	—	(1,991)	(100.0)%

Total operating income	10,539	13,687	3,148	29.9%
Interest expense, net	(16,320)	(22,475)	(6,155)	(37.7)%
Increase in fair value for cross-currency swap	(2,054)	(1,679)	375	18.3%
Gain (loss) on foreign exchange, net	(4,097)	1,649	5,746	140.2%
Other income (expense), net	1,205	(747)	(1,952)	(161.9)%

Total other expense, net	(21,266)	(23,252)	(1,986)	(9.3)%
Loss before income taxes	(10,727)	(9,565)	1,162	10.8%
Income tax benefit	3,843	3,636	(207)	(5.4)%

Net loss	$(6,884)	$(5,929)	$955	13.9%

Other Financial Data:
Depreciation and amortization	$7,873	$11,198	$3,325	42.2%

Net Sales

Net sales increased $41.3 million or 61.6% from $67.0 million for the six months ended June 30, 2006 to $108.3 million for the six months ended June 30, 2007. This increase in net sales was primarily attributable to our acquisition of TGL in the second quarter of 2006. During the six months ended June 30, 2007, our newly acquired international operations generated $32.9 million in net sales, which represented 30.4% of net sales for the period as compared to $1.9 million in net sales for the six months ended June 30, 2006. During the six months ended June 30, 2007, domestic net sales increased $10.3 million as compared to the same period in 2006. We experienced net sales growth of $5.8 million in our domestic ERS segment, $4.3 million in our FIS segment and $0.2 million in our ESS segment during the six months ended June 30, 2007.

Gross Profit

Gross profit increased $20.5 million or 60.5% from $33.9 million for the six months ended June 30, 2006 to $54.4 million for the six months ended June 30, 2007. In addition, our depreciation and amortization expenses included in gross profit increased $1.7 million or 92.7% from $1.8 million for the six months ended June 30, 2006 to $3.5 million for the six months ended June 30, 2007. The increase in depreciation and amortization is primarily due to our TGL acquisition in June 2006. Gross profit margin for the six months ended June 30, 2007 was 50.3%, as compared to 50.6% for the same period in 2006. The decrease in gross profit margin percentage is due primarily to the geographic sales mix within the ERS segment. Several of the international territories penetrated during 2006 have lower gross profit margins on sales than our U.S. territories, thus impacting the consolidated gross profit margin for the period.

We currently believe there will continue to be resin cost pressures as a result of the recent rise in petro-chemical prices driven primarily by crude oil and natural gas increases and sustained high levels of worldwide industrial demand for such materials as well as the fuel surcharges incurred in the transportation and delivery of our products. Our resin price for polypropylene in the United States increased $0.05 or 7% from $0.65 per pound as of June 30, 2006 to $0.70 per pound as of June 30, 2007. Our resin price for high-density polyethylene in the United States increased $0.02 or 2% from $0.63 per pound as of June 30, 2006 to $0.65 per pound as of June 30, 2007. The year over year change in resin prices increased our cost of sales by approximately $0.2 million in the United States. We have taken steps to mitigate the impact of price increases through productivity and efficiency initiatives, including negotiated discounts for many of our purchases, purchasing leverage on a consolidated global buying where practical and implementation of warehousing and shipping efficiencies. In accordance with long-term market conditions, we also increased the selling price of our products and were able to pass most of the raw material price increase through to our customers.

Selling and Marketing Expenses

Selling and marketing expenses include advertising, producing educational, promotional and other marketing materials such as catalogs, brochures, videos, product samples and direct customer mailings, sales force compensation and customer service. Selling and marketing expenses increased $8.1 million or 74.9% from $10.8 million for the six months ended June 30, 2006 to $18.9 million for the six months ended June 30, 2007. Selling and marketing expenses as a percentage of net sales for the six months ended June 30, 2006 were 16.1%, as compared to 17.4% for the same period in 2007. During the six months ended June 30, 2007, our newly acquired international operations incurred $6.5 million in selling and marketing expenses, which represented 34.6% of consolidated selling and marketing expenses for the period as compared to $0.3 million for the same period in 2006. Domestically, selling and marketing expenses increased $1.9 million or 17.7% during the six months ended June 30, 2007 as compared to the same period in 2006. This increase is due to increased employee and other costs of $1.4 million and advertising and other professional charges of $0.5 million, as we have increased our selling and marketing organization and initiatives. Our key initiatives include continuing to increase our market penetration, which requires that we make targeted investments in our selling and marketing organization domestically and internationally. We are increasing our sales force in selected international territories that we feel are under penetrated by our product solutions. We expect these initiatives will continue to drive increases in our selling and marketing expenses in the future.

General and Administrative Expenses

General and administrative expenses include management salaries, information technology, professional fees, depreciation of furniture and fixtures, leasehold improvements and computer equipment, expenses related to finance, accounting, amortization, human resources and other administrative functions and the amortization of acquired intangible assets. General and administrative expenses increased $10.6 million or 106.8% from $10.0 million for the six months ended June 30, 2006 to $20.6 million for the six months ended June 30, 2007. During the six months ended June 30, 2007, TGL incurred $5.8 million in general and administrative expenses (including depreciation and amortization), which represented 28.0% of consolidated general and administrative expenses for the period as compared to $0.4 million to the same period in 2006. The remaining $5.2 million increase was primarily attributable to investment in our corporate center and staffing to support our growth and international operations and information technology infrastructure of $1.3 million, an increase in professional services of $2.5 million mainly relating to the annual audit and costs related to preparing for our initial public offering and $0.7 million in stock compensation and $0.7 million in other costs. In addition, our depreciation and amortization expenses included in general and administrative expenses increased $1.9 million or 33.5% from $5.6 million for the six months ended June 30, 2006 to $7.5 million for the six months ended June 30, 2007. Of the increase of $1.9 million in depreciation and amortization expenses, $1.8 million is due primarily to the amortization of intangible assets relating to our TGL acquisition in June

2006. General and administrative expenses as a percentage of net sales for the six months ended June 30, 2006 was 14.8%, as compared to 19.0% for the same period in 2007.

Research and Development Expenses

Research and development expenses include costs associated with our new product developments and testing for new products. Research and development expenses increased $0.7 million or 99.8% from $0.7 million for the six months ended June 30, 2006 to $1.4 million for the six months ended June 30, 2007. The increase in research and development costs is principally a result of our focus on new product development across our reportable segments as well as funding studies to evaluate the performance of our products.

Interest Expense, Net

Interest expense, net, includes the interest costs associated with our borrowings and the amortization of deferred financing costs related to those borrowings. Interest expense, net increased $6.2 million or 37.7% from $16.3 million for the six months ended June 30, 2006 to $22.5 million for the six months ended June 30, 2007. This increase in interest expense is primarily attributable to higher long-term debt levels that are directly related to our acquisition of TGL in June 2006. During the six months ended June 30, 2007, we also capitalized interest costs of $0.1 million related to the expansion of our Morrow, Georgia manufacturing facility, which offset our increased interest expenses.

Other Income (Expense), Net

In connection with our acquisition of TGL, we entered into a cross-currency swap on the debt incurred in connection with that transaction in order to fix the principal and interest payments on the debt which is subject to foreign exchange risk in our international operations and repaid in U.S. dollars. For the six months ended June 30, 2007, the loss on the cross-currency swap was $1.7 million as compared to a loss of $2.1 million for the same period in 2006. In addition, $4.1 million of loss is included in gain (loss) on foreign exchange, net and represents changes in the value of foreign currency transactions in our international operations, principally the U.S. dollar denominated debt as a result of our acquisition of TGL as compared to income of $1.7 million for the same period in 2007. Included in the 2006 amount is a $3.0 million loss related to a forward foreign exchange contract entered into in relation to our acquisition of TGL. Finally, other income (expense), net decreased $1.9 million or 161.9% from income of $1.2 million for the six months ended June 30, 2006 to a loss of $0.7 million for the six months ended June 30, 2007 and primarily includes changes in the fair value of interest rate caps that we entered into in connection with our financing transactions as required by our credit facilities.

Income Taxes

Our income tax provision includes income taxes associated with taxes currently payable and deferred taxes, and the impact of net operating losses for certain of our domestic and foreign operations. Our effective tax rates for the six months ended June 30, 2006 and 2007 were 35.8% and 38.0%, respectively. Our effective income tax rate for the six months ended June 30, 2007 differed from the federal statutory rate principally because of foreign tax rate differentials, state and local income taxes and certain tax reserves. Our effective income tax rate for the six months ended June 30, 2006 differed from the federal statutory rate principally because of state and local income taxes and the release of a valuation allowance against certain loss carryforwards.

Earth Reinforcement Solutions

The following table represents our results of operations for our ERS segment as well as the amount changes and percentage changes from June 30, 2006 to June 30, 2007.

	Six Months Ended June 30,		Amount	Percent
	2006	2007	Change	Change
	(Unaudited)	(Unaudited)

(In thousands, except percentage data)
Statement of Operations Data:
Net sales	$44,214	$81,018	$36,804	83.2%
Cost of sales	22,788	42,211	19,423	85.2%

Gross profit	21,426	38,807	17,381	81.1%
Operating expenses	7,151	20,052	12,901	180.4%

Total operating income (loss)	$14,275	$18,755	$4,480	31.4%

Other Financial Data:
Depreciation and amortization	$1,796	$5,201	$3,405	189.6%

Net Sales

ERS net sales increased $36.8 million or 83.2% from $44.2 million for the six months ended June 30, 2006 to $81.0 million for the six months ended June 30, 2007. As a percentage of consolidated net sales, ERS generated 66.0% in the six months ended June 30, 2006, increasing to 74.8% for the same period in 2007 mainly due to our acquisition of TGL in the second quarter of 2006 and growth of our geogrid sales. During the six months ended June 30, 2007, TGL generated $32.9 million in net sales, which represented 40.6% of ERS net sales for the period. During the six months ended June 30, 2006, TGL generated $1.9 million in net sales. In addition to increased net sales as a result of our acquisition of TGL, the overall increase in domestic net sales of $5.8 million was due to higher net sales volume, which increased $3.5 million, and higher overall sales pricing, which increased $2.3 million as a result of the price increase that we enacted in the third quarter of 2006. In addition, we have improved our sales and distribution of our products by strengthening customer relationships with both established distributors as well as new distributors through training and marketing support, leveraging our site solution products where cross selling opportunities are available and by providing, under contract upon the customer’s request, site specific engineering services.

Gross Profit

ERS gross profit increased $17.4 million or 81.1% from $21.4 million for the six months ended June 30, 2006 to $38.8 million for the six months ended June 30, 2007. In addition, our depreciation and amortization expenses included in gross profit increased $1.7 million or 121.4% from $1.4 million for the six months ended June 30, 2006 to $3.1 million for the six months ended June 30, 2007. The increase in depreciation and amortization is mainly due to the TGL acquisition in June 2006. Gross profit margin for the six months ended June 30, 2006 was 48.5%, as compared to 47.9% for the same period in 2007. For the six months ended June 30, 2007, the gross profit margin for the ERS segment was impacted by favorable product sales mix and geography sales mix during the period. Our ERS cost of sales increased $19.4 million or 85.2% from $22.8 million for the six months ended June 30, 2006 to $42.2 million for the six months ended June 30, 2007.

Operating Expenses

Operating expenses increased $12.9 million or 180.4% from $7.2 million for the six months ended June 30, 2006 to $20.1 million for the six months ended June 30, 2007. Operating expenses as a percentage of net sales for the six months ended June 30, 2006 was 16.2%, as compared to 24.8% for the same period in 2007. During the six months ended June 30, 2007, TGL incurred $12.9 million in operating expenses

(including depreciation and amortization), which represented 31.4% of consolidated operating expenses for the period and 63.8% of ERS operating expenses as compared to $0.7 million for the same period in 2006. In addition, our depreciation and amortization expenses included in general and administrative expenses increased $1.8 million from $0.1 million for the six months ended June 30, 2006 to $1.9 million for the six months ended June 30, 2007. The increase in depreciation and amortization is mainly due to the amortization of intangible assets relating to the TGL acquisition in June 2006. The remaining increase in operating expenses of $0.7 million, excluding depreciation and amortization was primarily attributable to increased investment in our sales and marketing and engineering design organizations in key territories and reportable segments, our corporate center to support our growth and international operations, information technology infrastructure, and professional services.

Depreciation and Amortization

Depreciation and amortization expenses increased $3.4 million or 189.6% from $1.8 million for the six months ended June 30, 2006 to $5.2 million for the six months ended June 30, 2007. The increase is primarily due to additional depreciation and amortization associated with TGL. As of the date of acquisition, the property, plant and equipment was valued at $24.6 million, which is being depreciated primarily as part of overhead costs included in cost of sales over 3 to 40 years. Additionally, as of the date of the acquisition, acquired technology was valued at $20.0 million and customer relationships were valued at $8.6 million, both of which are being amortized to operating expenses over 8 to 19 years.

Environmental Site Solutions

The following table represents our results of operations for our ESS segment as well as the amount changes and percentage changes from June 30, 2006 to June 30, 2007.

	Six Months Ended June 30,		Amount	Percent
	2006	2007	Change	Change
	(Unaudited)	(Unaudited)
(In thousands, except percentagedata)

Statement of Operations Data:
Net sales	$16,203	$16,333	$130	0.8%
Cost of sales	10,111	11,224	1,113	11.0%

Gross profit	6,092	5,109	(983)	(16.1)%
Operating expenses	3,009	3,334	325	10.8%

Total operating income	$3,083	$1,775	$(1,308)	(42.4)%

Other Financial Data:
Depreciation and amortization	$1,027	$936	$(91)	(8.9)%

Net Sales

ESS net sales increased $0.1 million or 0.8% from $16.2 million for the six months ended June 30, 2006 to $16.3 million for the six months ended June 30, 2007. As a percentage of consolidated net sales, ESS generated 24.2% in the six months ended June 30, 2006, decreasing to 15.0% for the same period in 2007 mainly due to our acquisition of TGL in the second quarter of 2006, which increased sales outside of the ESS segment. The overall increase in net sales is due to higher total sales volume, which increased $1.2 million, offset by lower overall sales pricing, which decreased $1.1 million on our rolled erosion control products due to changes in the sales mix of products. During the first quarter of any given year, the shift of the weather patterns from winter to spring can cause fluctuations in construction activity and, thus, fluctuations in net sales as poor weather conditions can negatively impact construction activity. Net sales for the six months ended June 30, 2006 were exceptional due to unusually strong construction activity, which benefits our ESS business. We are continuing to implement our key initiatives in ESS during 2007, including the introduction of certain new products in order to expand our market presence and the optimization our dealer network.

Gross Profit

ESS gross profit decreased $1.0 million or 16.1% from $6.1 million for the six months ended June 30, 2006 to $5.1 million for the six months ended June 30, 2007. Gross profit margin for the six months ended June 30, 2006 was 37.6%, as compared to 31.3% for the same period in 2007. For the six months ended June 30, 2007, the gross profit margin for the ESS segment was impacted by product sales mix and lower volumes during the period.

Operating Expenses

Operating expenses increased $0.3 million or 10.8% from $3.0 million for the six months ended June 30, 2006 to $3.3 million for the six months ended June 30, 2007. Operating expenses as a percentage of net sales for the six months ended June 30, 2006 was 18.6%, as compared to 20.4% for the same period in 2007. The increase was primarily attributable to increased investment in our sales and marketing spending.

Depreciation and Amortization

Depreciation and amortization expenses decreased $0.1 million or 8.9% from $1.0 million for the six months ended June 30, 2006 to $0.9 million for the six months ended June 30, 2007.

Foundation Improvement Solutions

The following table represents our results of operations for our FIS segment as well as the amount changes and percentage changes from June 30, 2006 to June 30, 2007.

	Six Months Ended June 30,		Amount	Percent
	2006	2007	Change	Change
	(Unaudited)	(Unaudited)
(In thousands, except percentage data)

Statement of Operations Data:
Net sales	$6,604	$10,947	$4,343	65.7%
Cost of sales	193	409	216	111.9%

Gross profit	6,411	10,538	4,127	64.4%
Operating expenses	2,631	3,355	724	27.5%

Total operating income	$3,780	$7,183	$3,403	90.0%

Other Financial Data:
Depreciation and amortization	$1,005	$1,025	$20	2.0%

Net Sales

FIS net sales increased $4.3 million or 65.7% from $6.6 million for the six months ended June 30, 2006 to $10.9 million for the six months ended June 30, 2007. As a percentage of consolidated net sales, FIS generated 9.9% in the six months ended June 30, 2006, increasing to 10.1% for the same period in 2007. Although the FIS segment experienced growth in net sales, the percentage of consolidated net sales was impacted by our acquisition of TGL, which increased net sales outside of the FIS segment. We have continued to see growth in alternative energy projects, which represented 21% of consolidated FIS net sales for the period. These projects are primarily related to construction of ethanol and biofuel facilities. The growth in FIS for the period is due to the growth in volume of new projects completed.

Operating Expenses

Operating expenses increased $0.7 million or 27.5% from $2.6 million for the six months ended June 30, 2006 to $3.3 million for the six months ended June 30, 2007. Operating expenses as a percentage of net sales for the six months ended June 30, 2006 was 39.8%, as compared to 30.6% for the same period in 2007. The decrease was primarily attributable to the operating leverage that exists in the segment as most of the operating costs are comprised of salaries for engineers and other technical services in the segment as well as amortization of intangible assets.

Corporate and Other

Corporate and other reflects administrative costs and expenses management has not allocated to its reportable segments. These costs include compensation for executive officers and support staff, professional fees for audit, tax and legal services, intellectual property fees, consulting fees, travel and entertainment and depreciation and amortization.

Corporate expenses rose by $3.4 million or 32.3% from $10.6 million for the six months ended June 30, 2006 to $14.0 million for the six months ended June 30, 2007. The increase was primarily attributable to an investment of $1.0 million in our corporate center and personnel to support our growth, $1.7 million increase in professional services and increased stock compensation amortization of $0.7 million.

Unaudited Combined Non-GAAP Year ended December 31, 2005 Compared to Year ended December 31, 2006

Consolidated

The following table presents our results of operations for the years ended December 31, 2005 and 2006.

	Combined
	Non-GAAP
	Year Ended	Year Ended
	December 31,	December 31,	Amount	Percent
	2005	2006	Change	Change
	(Unaudited)
(In thousands, except percentage data)

Statement of Operations Data:
Net sales	$124,346	$175,827	$51,481	41.4%
Cost of sales	59,163	89,180	30,017	50.7%

Gross profit	65,183	86,647	21,464	32.9%
Selling and marketing expenses	21,218	28,179	6,961	32.8%
General and administrative expenses	11,801	24,259	12,458	105.6%
Research and development expenses	1,047	2,086	1,039	99.2%
Acquisition-related expenses	8,094	2,163	(5,931)	(73.3)%
Loss on disposal of equity of investment	—	(1,362)	(1,362)	(100)%

Operating income	23,023	31,322	8,299	36.0%

Other income (expense), net:
Interest expense, net	(23,249)	(38,513)	(15,264)	65.7%
Loss on debt extinguishment	(3,639)	—	3,639	100.0%
Increase in fair value of liability for cross-currency swap	—	(7,521)	(7,521)	(100.0)%
Increase in fair value of liability for warrants with put options	(12,254)	—	12,254	100.0%
Gain on foreign exchange, net	—	2,561	2,561	100.0%
Other income (expense), net	440	(88)	(528)	(120.0)%

Total other expense	(38,702)	(43,561)	(4,859)	12.6%

Loss before income taxes	(15,679)	(12,239)	3,440	(21.9)%
Income tax benefit	3,631	4,804	1,173	32.3%

Loss from continuing operations	(12,048)	(7,435)	4,613	38.3%

Discontinued Operations:
Gain on disposal of business	790	—	(790)	(100.0)%
Loss from operations	(337)	—	337	100.0%

Net loss	$(11,595)	$(7,435)	$4,160	(35.9)%

Other Financial Data:
Depreciation and amortization	$7,125	$18,310	$11,185	157.0%

Net Sales

Net sales increased $51.5 million or 41.4% from $124.3 million for the year ended December 31, 2005 to $175.8 million for the year ended December 31, 2006. This increase in net sales was primarily attributable to our acquisition of TGL in the second quarter of 2006. During the year ended December 31, 2006, TGL generated $35.3 million in net sales, which represented 20.7% of consolidated net sales for the period. During the year ended December 31, 2006, domestic net sales increased $16.2 million or 13.0% over the same period in 2005. The ERS segment in the United States increased its net sales $10.1 million or 12.9%, the ESS segment increased its net sales $1.3 million or 3.7%, and the FIS segment increased its net sales $4.8 million or 42.5%. In addition, during 2006, the increase in net sales also benefited from a 3% increase in the distributor price of our biaxial geogrid products in the third quarter of 2006.

Gross Profit

Gross profit increased $21.5 million or 32.9% from $65.2 million for the year ended December 31, 2005 to $86.7 million for the year ended December 31, 2006. In addition, our depreciation and amortization expenses included in gross profit increased $2.8 million or 89.3% from $2.8 million for the year ended December 31, 2005 to $5.6 million for the year ended December 31, 2006. The increase in depreciation and amortization is mainly due to our acquisition of TGL. Gross profit margin for the year ended December 31, 2005 was 52.4%, as compared to 49.3% for the same period in 2006. The decrease in gross profit margin percentage is due primarily to the geographic sales mix within the ERS segment. Several of the international territories acquired during 2006 have lower gross profit margins than our historical U.S. territories, thus impacting the consolidated gross profit margin for the period. This offset the favorable impact of the segment mix in our U.S. operations, where our higher margin FIS business grew at a higher rate than the overall rate of growth in the consolidated business.

Selling and Marketing Expenses

Selling and marketing expenses increased $7.0 million or 32.8% from $21.2 million for the year ended December 31, 2005 to $28.2 million for the year ended December 31, 2006. Selling and marketing expenses as a percentage of net sales for the year ended December 31, 2005 was 17.1%, as compared to 16.0% for the same period in 2006. During the year ended December 31, 2006, TGL incurred $6.5 million in selling and marketing expenses, which represented 23.1% of consolidated selling and marketing expenses for the period. Our key initiatives driving the $0.5 million increase in selling and marketing expense include continuing to increase our market penetration, which requires that we make targeted investments in our selling and marketing organization domestically and internationally. We are increasing our sales force in selected international territories that we feel are under penetrated by our product solutions.

General and Administrative Expenses

General and administrative expenses increased $12.5 million or 105.6% from $11.8 million for the year ended December 31, 2005 to $24.3 million for the year ended December 31, 2006. During the year ended December 31, 2006, TGL incurred $4.4 million in general and administrative expenses, which represented 18.2% of consolidated general and administrative expenses for the period. In addition, our depreciation and amortization expenses included in general and administrative expenses increased $8.4 million or 195.3% from $4.3 million for the year ended December 31, 2005 to $12.7 million for the year ended December 31, 2006. This increase was driven by the increased valuation of intangible assets relating to the acquisition of our Predecessor company and our acquisition of TGL. Other corporate expenses decreased $0.3 million. General and administrative expenses as a percentage of net sales for the year ended December 31, 2005 was 9.5%, as compared to 13.7% for the same period in 2006.

Research and Development Expenses

Research and development expenses increased $1.0 million or 99.2% from $1.1 million for the year ended December 31, 2005 to $2.1 million for the year ended December 31, 2006. The increase in research and development costs is principally a result of our focus on new product development across our reportable segments and our acquisition of TGL.

Acquisition-Related Expenses

Acquisition-related expenses decreased $5.9 million or 73.3% from $8.1 million for the year ended December 31, 2005 to $2.2 million for the year ended December 31, 2006. The acquisition-related expenses included in the year ended December 31, 2005 are principally a result of the costs associated with our acquisition of our Predecessor company. In addition, during 2006, we incurred $2.2 million of acquisition related costs included in operating expenses related to debt issuance and the write off of a royalty related asset for an arrangement that existed between us and TGL prior to our acquisition of TGL.

Interest Expense, Net

Interest expense, net, includes the interest costs associated with our borrowings and the amortization of deferred financing costs related to those borrowings. Interest expense, net increased $15.3 million or 65.7% from $23.2 million for the year ended December 31, 2005 to $38.5 million for the year ended December 31, 2006. This increase in interest expense is primarily attributable to higher long-term debt levels that are directly related to our acquisition of TGL. During the year ended December 31, 2006, we also capitalized interest costs of $0.6 million related to the construction of our new manufacturing facility, which partially offset our increased interest expenses.

Other Income (Expense), Net

Other income (expense), net, excluding interest expense, net, decreased $10.4 million or 67.1% from expense of $15.5 million for the year ended December 31, 2005 to expense of $5.1 million for the year ended December 31, 2006. The year ended December 31, 2005 included a loss on debt extinguishment of $3.6 million in connection with the acquisition of our Predecessor company and an increase of $12.3 million in the value of warrant put options that were issued by our Predecessor company and were paid in connection with the acquisition. For the year ended December 31, 2006, we recognized a $7.5 million expense for the increase in fair value of our cross-currency swap as well as a $3.0 million expense for a forward currency exchange contract, both that we entered into in connection with our acquisition of TGL. This was partially offset by foreign currency exchange gains of $5.8 million during the period.

Income Taxes

Our income tax provision includes income taxes associated with taxes currently payable and deferred taxes, and the impact of net operating losses for certain of our domestic and foreign operations. Our effective tax rates for the years ended December 31, 2005 and 2006 were 23.2% and 39.3%, respectively. Our effective income tax rate for the year ended December 31, 2006 differed from the federal statutory rate principally because of state and local income taxes and the release of a valuation allowance against certain loss carryforwards. Our effective income tax rate for the year ended December 31, 2005 differed from the federal statutory rate principally because of state and local income taxes, certain deductible transaction costs and nondeductible expense associated with certain equity instruments.

Earth Reinforcement Solutions

The following table represents our results of operations for our ERS segment as well as the amount changes and percentage changes for the years ended December 31, 2005 and 2006.

	Combined
	Non-GAAP
	Year Ended	Year Ended
	December 31,	December 31,	Amount	Percent
	2005	2006	Change	Change
	(Unaudited)
(In thousands, except percentage data)

Statement of Operations Data:
Net sales	$78,480	$123,899	$45,419	57.9%
Cost of sales	37,131	65,946	28,815	77.6%

Gross profit	41,349	57,953	16,604	40.2%
Operating expenses	12,074	24,163	12,089	100.1%

Total operating income	$29,275	$33,790	$4,515	15.4%

Other Financial Data:
Depreciation and amortization	$2,655	$6,422	$3,767	141.9%

Net Sales

ERS net sales increased $45.4 million or 57.9% from $78.5 million for the year ended December 31, 2005 to $123.9 million for the year ended December 31, 2006. As a percentage of consolidated net sales, this segment generated 63.1% in the year ended December 31, 2005, increasing to 70.5% for the same period in 2006 mainly due to our acquisition of TGL and continued growth of our geogrid sales. During the year ended December 31, 2006, TGL generated $35.3 million in net sales, which represented 29.3% of net sales for the period. The overall increase in sales is due to higher total sales volume, which increased $9.5 million offset by lower overall sales pricing, which decreased $0.4 million due primarily to changing product mix.

Gross Profit

ERS gross profit increased $16.6 million or 40.2% from $41.3 million for the year ended December 31, 2005 to $57.9 million for the year ended December 31, 2006. Gross profit margin for the year ended December 31, 2005 was 52.7%, as compared to 46.8% for the same period in 2006. The decrease in gross profit margin percentage is due primarily to the geographic sales mix within the ERS segment. Several of the international territories acquired during 2006 have lower gross profit margins than our U.S. territories, thus impacting the consolidated gross profit margin for the period. This offset the favorable impact of the improving product mix in our U.S. operations. Our ERS cost of sales increased $28.8 million or 77.6% from $37.1 million for the year ended December 31, 2005 to $65.9 million for the year ended December 31, 2006.

Operating Expenses

Operating expenses increased $12.1 million or 100.1% from $12.1 million for the year ended December 31, 2005 to $24.2 million for the year ended December 31, 2006. Operating expenses as a percentage of net sales for the year ended December 31, 2005 was 15.4%, as compared to 19.5% for the same period in 2006. During the year ended December 31, 2006, TGL incurred $11.3 million in operating expenses, which represented 46.6% of consolidated operating expenses for the period. The remaining $0.8 million increase was primarily attributable to increased investment in our sales and marketing and engineering design organizations in key territories and reportable segments.

Depreciation and Amortization

Depreciation and amortization expenses increased $3.8 million or 141.9% from $2.6 million for the year ended December 31, 2005 to $6.4 million for the year ended December 31, 2006. The increase is primarily due to additional depreciation and amortization associated with the property, plant and equipment and the identified intangible assets purchased in our acquisition of TGL.

  Environmental Site Solutions

The following table represents our results of operations for our ESS segment as well as the amount changes and percentage changes for the years ended December 31, 2005 and 2006.

	Combined
	Non-GAAP
	Year Ended	Year Ended
	December 31,	December 31,	Amount	Percent
	2005	2006	Change	Change
	(Unaudited)
(In thousands, except percentage data)

Statement of Operations Data:
Net sales	$34,605	$35,887	$1,282	3.7%
Cost of sales	21,766	22,724	958	4.4%

Gross profit	12,839	13,163	324	2.5%
Operating expenses	6,287	5,985	(302)	(4.8)%

Total operating income	$6,552	$7,178	$626	9.5%

Other Financial Data:
Depreciation and amortization	$1,410	$1,944	$534	37.9%

Net Sales

ESS net sales increased $1.3 million or 3.7% from $34.6 million for the year ended December 31, 2005 to $35.9 million for the year ended December 31, 2006. As a percentage of consolidated net sales, this segment generated 27.8% in the year ended December 31, 2005, decreasing to 20.4% for the same period in 2006 mainly due to our acquisition of TGL, which increased sales outside of the ESS segment. The increase in net sales is due to higher total sales volume, which increased $1.9 million, offset by lower overall sales pricing, which decreased $0.6 million due to changes in the sales mix of products. The business momentum slowed in the second half of 2006, as this segment has greater end market exposure to residential construction, which management estimates to be approximately 20%, and an increase in the competitive environment for erosion control during the year. In addition, our sales of lightweight oriented net did not grow during this period due to limited manufacturing capacity in our operations during 2006.

Gross Profit

ESS gross profit increased $0.3 million or 2.5% from $12.8 million for the year ended December 31, 2005 to $13.1 million for the year ended December 31, 2006. Gross profit margin for the year ended December 31, 2005 was 37.1%, as compared to 36.7% for the same period in 2006. For the year ended December 31, 2006, the gross profit margin for the ESS segment was impacted by product sales mix and pricing during the period.

Operating Expenses

Operating expenses decreased $0.3 million or 4.8% from $6.3 million for the year ended December 31, 2005 to $6.0 million for the year ended December 31, 2006. Operating expenses as a percentage of net sales for the year ended December 31, 2005 was 18.2%, as compared to 16.7% for the same period in 2006. The decrease was primarily attributable to a reduction in variable operating expenses including certain costs incurred in our manufacturing operations and incentive compensation.

Depreciation and Amortization

Depreciation and amortization expenses increased $0.5 million or 37.9% from $1.4 million for the year ended December 31, 2005 to $1.9 million for the year ended December 31, 2006. The increase in depreciation and amortization is a result of a full year of depreciation and amortization in 2006 based on the increased valuation of property, plant and equipment and intangible assets in conjunction with the acquisition of the Predecessor company.

Foundation Improvement Solutions

The following table represents our results of operations for our FIS segment as well as the amount changes and percentage changes for the years ended December 31, 2005 and 2006.

	Combined
	Non-GAAP
	Year Ended	Year Ended
	December 31,	December 31,	Amount	Percent
	2005	2006	Change	Change
	(Unaudited)
(In thousands, except percentage data)

Statement of Operations Data:
Net sales	$11,261	$16,041	$4,780	42.4%
Cost of sales	266	510	244	91.7%

Gross profit	10,995	15,531	4,536	41.3%
Operating expenses	4,337	6,077	1,740	40.1%

Total operating income	$6,658	$9,454	$2,796	42.0%

Other Financial Data:
Depreciation and amortization	$834	$2,037	$1,203	144.2%

Net Sales

FIS net sales increased $4.8 million or 42.4% from $11.3 million for the year ended December 31, 2005 to $16.0 million for the year ended December 31, 2006. As a percentage of consolidated net sales, this segment generated 9.1% in the year ended December 31, 2005 and for the same period in 2006. While the segment experienced growth in net sales, the percentage of net sales was impacted by our acquisition of TGL, which increased sales outside of the FIS segment. The FIS segment experienced growth in its existing business as well as growth in alternative energy projects in the United States during 2006. The growth in FIS for the period is due to the growth in volume of new projects completed.

Operating Expenses

Operating expenses increased $1.7 million or 40.1% from $4.4 million for the year ended December 31, 2005 to $6.1 million for the year ended December 31, 2006. Operating expenses as a percentage of net sales in the year ended December 31, 2005 was 38.5%, as compared to 37.9% for the same period in 2006. The decrease was primarily attributable to the operating leverage that exists in the business as most of the operating costs are comprised of salaries for engineers and other technical services in the business as well as amortization of intangible assets.

Corporate and Other

Corporate expenses decreased $0.4 million or 1.9% from $19.5 million for the year ended December 31, 2005 to $19.1 million for the year ended December 31, 2006.

Acquisition-related expenses decreased $5.9 million or 73.3% from $8.1 million for the year ended December 31, 2005 to $2.2 million for the year ended December 31, 2006. The acquisition-related expenses included in the year ended December 31, 2005 are principally a result of the costs associated with the acquisition of our Predecessor company. In addition, during 2006, we incurred $2.2 million of acquisition related costs included in operating expenses related to debt issuance and the write off of a royalty related asset for an arrangement that existed between us and TGL prior to our acquisition of TGL. In addition, depreciation and amortization expenses increased $5.7 million or 255.2% from $2.2 million for the year ended December 31, 2005 to $7.9 million for the year ended December 31, 2006.

Year ended December 31, 2004 Compared to Unaudited Combined Non-GAAP Year ended December 31, 2005

Consolidated

The following table represents our results of operations for the years ended December 31, 2004 and 2005.

		Combined
		Non-GAAP
	Year Ended	Year Ended
	December 31,	December 31,	Amount	Percent
	2004	2005	Change	Change
		(Unaudited)
(In thousands, except percentage data)

Statement of Operations Data:
Net sales	$87,638	$124,346	$36,708	41.9%
Cost of sales	39,633	59,163	19,530	49.3%

Gross profit	48,005	65,183	17,178	35.8%
Selling and marketing expenses	16,209	21,218	5,009	30.9%
General and administrative expenses	7,557	11,801	4,244	56.2%
Research and development expenses	941	1,047	106	11.3%
Acquisition-related expenses	—	8,094	8,094	100.0%

Total operating income	23,298	23,023	(275)	(1.2)%
Interest expense, net	(10,135)	(23,249)	(13,114)	(129.4)%
Loss on debt extinguishment	(6,721)	(3,639)	3,082	45.9%
Increase in fair value of warrant put options	(2,540)	(12,254)	(9,714)	(382.4)%
Other income (expense), net	(294)	440	734	249.7%

Total other loss	(19,690)	(38,702)	(19,012)	(96.6)%

Income (loss) before income taxes	3,608	(15,679)	(19,287)	(534.6)%
Income tax (expense) benefit	(2,717)	3,631	6,348	233.6%

Net income (loss) from continuing operations	891	(12,048)	(12,939)	(1,452.2)%
Discontinued Operations:
(Loss) gain on disposal	(900)	790	1,690	187.8%
Loss from operations	(277)	(337)	(60)	(21.7)%

Net income (loss)	$(286)	$(11,595)	$(11,309)	(3,954.2)%

Other Financial Data:
Depreciation and amortization	$5,283	$7,125	$1,842	34.9%

Net Sales

Net sales increased $36.7 million or 41.9% from $87.6 million for the year ended December 31, 2004 to $124.3 million for the year ended December 31, 2005. During the year ended December 31, 2004, the newly acquired NAG operations, which we acquired in September 2004, generated $6.4 million in net sales, which represented 7.4% of consolidated net sales for the period. For the year ended December 31, 2005, NAG operations generated $29.4 million in net sales, which represented 23.7% of consolidated net sales for the period. The additional increase in net sales was primarily attributable to an increase in sales volumes of our geogrid products of approximately 16% and an increase in volumes across the remaining reportable segments.

Gross Profit

Gross profit increased $17.2 million or 35.8% from $48.0 million for the year ended December 31, 2004 to $65.2 million for the year ended December 31, 2005. In addition, our depreciation and amortization expenses included in gross profit increased $0.1 million or 3.7% from $2.7 million for the year ended December 31, 2004 to $2.8 million for the year ended December 31, 2005. Gross profit margin for the year ended December 31, 2004 was 54.8%, as compared to 52.4% for the same period in 2005. The decrease in gross profit margin percentage is due primarily to the segment mix, as our ESS segment has lower margins (37.1% for 2005) and its results for 2005 included a full year of NAG, which was acquired in September 2004. During 2005, we were also importing product from Tensar International to supplement the demand for our geogrid products in the United States above our manufacturing capacity, which resulted in an additional $1.5 million of lost manufacturing profit. In addition, during 2005, in connection with the acquisition of our Predecessor company, we recorded $1.2 million of additional cost of sales as a result of the step up in the value of the inventory on hand at the date of the acquisition. During the fourth quarter of 2004 and the second quarter of 2005, the ERS segment enacted a 5% distributor pricing increase on its biaxial geogrid products in response to the increasing costs of polypropylene, a key raw material used to manufacture our geogrids.

Selling and Marketing Expenses

Selling and marketing expenses increased $5.0 million or 30.9% from $16.2 million for the year ended December 31, 2004 to $21.2 million for the year ended December 31, 2005. During the year ended December 31, 2004, the newly acquired NAG operations, which we acquired in September 2004, generated $1.0 million in selling and marketing expenses, which represented 6.2% of consolidated selling and marketing expenses for the period. For the year ended December 31, 2005, NAG operations generated $4.7 million in selling and marketing expenses, which represented 22.2% of consolidated selling and marketing expenses for the period. Selling and marketing expenses increased $1.4 million in our FIS segment as we greatly increased the number of engineers and other technical services personnel in the segment. Selling and marketing expenses as a percentage of net sales for the year ended December 31, 2004 were 18.5%, as compared to 17.1% for the same period in 2005. The decrease was primarily attributable to leveraging our investments in our sales and marketing organizations.

General and Administrative Expenses

General and administrative expenses increased $4.2 million or 56.2% from $7.6 million for the year ended December 31, 2004 to $11.8 million for the year ended December 31, 2005. Intangible amortization expense increased $1.3 million or 72.2% from $1.8 million during the year ended December 31, 2004, to $3.1 million for the year ended December 31, 2005. This increase related to a full year of amortization expense of NAG and increased amortization expense relating to the revaluation of intangible assets upon the acquisition of our Predecessor company. The remaining $2.9 million increase related to additional expenditures for general corporate overhead. General and administrative expenses as a percentage of net sales for the year ended December 31, 2004 were 8.6%, as compared to 9.5% for the same period in 2005.

Research and Development Expenses

Research and development expenses increased $0.1 million or 11.3% from $0.9 million for the year ended December 31, 2004 to $1.0 million for the year ended December 31, 2005. The increase in research and development costs is principally a result of our focus on new product development across our reportable segments as well as funding studies to evaluate the performance of our products.

Acquisition-Related Expenses

Acquisition-related expenses were $8.1 million for the year ended December 31, 2005. The acquisition-related expenses are principally a result of the costs associated with the acquisition of our Predecessor company.

Interest Expense, Net

Interest expense, net, includes the interest costs associated with our borrowings and the amortization of deferred financing costs related to those borrowings. Interest expense, net increased $13.1 million or 129.4% from $10.1 million for the year ended December 31, 2004 to $23.2 million for the year ended December 31, 2005. This increase in interest expense is primarily attributable to higher long-term debt levels that are directly related to the acquisition of our Predecessor company and the reclassification of $1.4 million of dividends relating to mandatorily redeemable securities to interest expense in 2004 upon our adoption of Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. During the year ended December 31, 2005, we also capitalized interest costs of $0.1 million related to the construction of our new manufacturing facility, which offset our increased interest expenses.

Other Income (Expense), Net

Other income (expense), net, excluding interest expense, net increased $6.0 million or 62.5% from expense of $9.5 million for the year ended December 31, 2004 to expense of $15.5 million for the year ended December 31, 2005. The year ended December 31, 2005 included a loss on debt extinguishment of $3.6 million in connection with the acquisition of our Predecessor company and a decrease of $12.3 million in the value of warrant put options that were issued by our Predecessor company and were paid in connection with the acquisition. Loss on debt extinguishment decreased $3.1 million or 45.9% from a loss of $6.7 million for the year ended December 31, 2004 to a loss of $3.6 million for the year ended December 31, 2005. The loss on debt extinguishment in 2004 was due to a refinancing transaction that we completed in connection with our acquisition of NAG and in 2005 was related to the refinancing in connection with the acquisition of our Predecessor company. Other income (expense), net increased $0.7 million or 249.7% from an expense of $0.3 million for the year ended December 31, 2004 to income of $0.4 million for the year ended December 31, 2005. This change was due mainly to the change in fair value of our interest rate cap agreements.

Income Taxes

Our income tax provision includes income taxes associated with taxes currently payable and deferred taxes, and the impact of net operating losses for certain of our domestic and foreign operations. Our effective income tax rates for the years ended December 31, 2004 and 2005 were 75.3% and 23.2%, respectively. Our effective income tax rate for the year ended December 31, 2005 differed from the federal statutory rate principally because of state and local income taxes, nondeductible expense associated with certain equity instruments and certain deductible transaction costs. Our effective income tax rate for the year ended December 31, 2004 differed from the federal statutory rate principally because of state and local income taxes, nondeductible expense associated with certain equity instruments and nondeductible interest expense associated with SFAS No. 150 adjustments.

Earth Reinforcement Solutions

The following table represents our results of operations for our ERS segment as well as the amount changes and percentage changes for the years ended December 31, 2004 and 2005.

		Combined
		Non-GAAP
	Year Ended	Year Ended
	December 31,	December 31,	Amount	Percent
	2004	2005	Change	Change
		(Unaudited)
(In thousands, except percentage data)

Statement of Operations Data:
Net sales	$65,795	$78,480	$12,685	19.3%
Cost of sales	28,933	37,131	8,198	28.3%

Gross profit	36,862	41,349	4,487	12.2%
Operating expenses	11,785	12,074	289	2.4%

Total operating income	$25,077	$29,275	$4,198	16.7%

Other Financial Data:
Depreciation and amortization	$2,713	$2,655	$(58)	(2.1)%

Net Sales

ERS net sales increased $12.7 million or 19.3% from $65.8 million for the year ended December 31, 2004 to $78.5 million for the year ended December 31, 2005. As a percentage of consolidated net sales, this segment generated 75.1% in the year ended December 31, 2004, decreasing to 63.1% for the same period in 2005 mainly due to the acquisition of NAG in the third quarter of 2004. The overall increase in net sales is due primarily to higher total sales volume. In addition, during the fourth quarter of 2004 and the second quarter of 2005, the ERS segment introduced a 5% market pricing increase in response to the increasing costs of polypropylene, a key raw material used to manufacture our geogrids.

Gross Profit

ERS gross profit increased $4.5 million or 12.2% from $36.9 million for the year ended December 31, 2004 to $41.4 million for the year ended December 31, 2005. Gross profit margin for the year ended December 31, 2004 was 56.0%, as compared to 52.7% for the same period in 2005. During 2005, we were also importing geogrid product from Tensar International (prior to our acquisition of this business) to supplement the demand for our geogrid products in the United States above our manufacturing capacity which resulted in an additional $1.5 million of lost manufacturing profit in our operations. In addition, during 2005 in connection with the acquisition of our Predecessor company, we recorded $1.2 million of additional cost of sales as a result of the step up in the value of the inventory on hand at the date of the acquisition. Our ERS cost of sales increased $8.2 million or 28.3% from $28.9 million for the year ended December 31, 2004 to $37.1 million for the year ended December 31, 2005.

Operating Expenses

Operating expenses increased $0.3 million or 2.4% from $11.8 million for the year ended December 31, 2004 to $12.1 million for the year ended December 31, 2005. Operating expenses as a percentage of net sales for the year ended December 31, 2004 were 17.9%, as compared to 15.4% for the same period in 2005. The decrease was primarily attributable to leveraging our investments in our sales and marketing organizations.

Depreciation and Amortization

Depreciation and amortization expenses decreased $0.1 million or 2.1% from $2.7 million for the year ended December 31, 2004 to $2.6 million for the year ended December 31, 2005.

Environmental Site Solutions

The following table represents our results of operations for our ESS segment as well as the amount changes and percentage changes for the years ended December 31, 2004 and 2005.

		Combined
		Non-GAAP
	Year Ended	Year Ended
	December 31,	December 31,	Amount	Percent
	2004	2005	Change	Change
		(Unaudited)
(In thousands, except percentage data)

Statement of Operations Data:
Net sales	$15,033	$34,605	$19,572	130.2%
Cost of sales	10,573	21,766	11,193	105.9%

Gross profit	4,460	12,839	8,379	187.9%
Operating expenses	1,616	6,287	4,671	289.0%

Total operating income	$2,844	$6,552	$3,708	130.4%

Other Financial Data:
Depreciation and amortization	$359	$1,410	$1,051	292.8%

Net Sales

ESS net sales increased $19.6 million or 130.2% from $15.0 million for the year ended December 31, 2004 to $34.6 million for the year ended December 31, 2005. During the year ended December 31, 2004, the newly acquired NAG operations, which we acquired in September 2004, generated $6.4 million in net sales, which represented 42.7% of consolidated net sales for the period. For the year ended December 31, 2005, NAG operations generated $29.4 million in net sales, which represented 85.0% of consolidated net sales for the period. As a percentage of consolidated net sales, this segment generated 17.2% in the year ended December 31, 2004, increasing to 27.8% for the same period in 2005.

Gross Profit

ESS gross profit increased $8.4 million or 187.9% from $4.5 million for the year ended December 31, 2004 to $12.8 million for the year ended December 31, 2005. Gross profit margin for the year ended December 31, 2004 was 29.7%, as compared to 37.1% for the same period in 2005. This increase is a result of NAG being included in the full year results of 2005, as compared to only three months in 2004. For the year ended December 31, 2005, the gross profit margin for the ESS segment was impacted by product sales mix and higher volumes during the period.

Operating Expenses

Operating expenses increased $4.7 million or 289.0% from $1.6 million for the year ended December 31, 2004 to $6.3 million for the year ended December 31, 2005. Intangible amortization expense increased $1.3 million and operating expenses increased $3.4 million as NAG was included for the full year in 2005 as compared to only three months in 2004. Operating expenses as a percentage of net sales for the year ended December 31, 2004 were 10.7%, as compared to 18.2% for the same period in 2005. The remaining increase was primarily attributable to increased investment in our sales and marketing spending and the amortization of intangibles.

Depreciation and Amortization

Depreciation and amortization expenses increased $1.0 million or 292.8% from $0.4 million for the year ended December 31, 2004 to $1.4 million for the year ended December 31, 2005 as a result of the acquisition of the Predecessor company and the increased amortization of intangible assets.

Foundation Improvement Solutions

The following table represents our results of operations for our FIS segment as well as the amount changes and percentage changes for the years ended December 31, 2004 and 2005.

		Combined
		Non-GAAP
	Year Ended	Year Ended
	December 31,	December 31,	Amount	Percent
	2004	2005	Change	Change
		(Unaudited)
(In thousands, except percentage data)

Statement of Operations Data:
Net sales	$6,810	$11,261	$4,451	65.4%
Cost of sales	127	266	139	109.4%

Gross profit	6,683	10,995	4,312	64.5%
Operating expenses	2,686	4,337	1,651	61.5%

Total operating income	$3,997	$6,658	$2,661	66.6%

Other Financial Data:
Depreciation and amortization	$505	$834	$329	65.1%

Net Sales

FIS net sales increased $4.5 million or 65.4% from $6.8 million for the year ended December 31, 2004 to $11.3 million for the year ended December 31, 2005. As a percentage of consolidated net sales, this segment generated 7.8% in the year ended December 31, 2004, increasing to 9.1% for the same period in 2005, mainly due to an increase in commercial and industrial construction activity offset by the increase in sales of the ESS segment.

Operating Expenses

Operating expenses increased $1.6 million or 61.5% from $2.7 million for the year ended December 31, 2004 to $4.3 million for the year ended December 31, 2005. Operating expenses as a percentage of net sales for the year ended December 31, 2004 was 39.4%, as compared to 38.5% for the same period in 2005. The increase is a result of increasing the number of engineers and other technical services personnel in the segment.

Corporate and Other

Corporate expenses increased $10.9 million or 125.8% from $8.6 million for the year ended December 31, 2004 to $19.5 million for the year ended December 31, 2005. Acquisition-related expenses were $8.1 million for the year ended December 31, 2005. The acquisition-related expenses included in the year ended December 31, 2005 are principally a result of the costs associated with the acquisition of our Predecessor company. Intangible amortization expense increased $1.3 million due to the purchase of our Predecessor company. The remaining increase related to an increased investment in our corporate center to support our growth and international operations, information infrastructure, and professional services.

Seasonality and Quarterly Results

The majority of our business is conducted in seasonal markets, and our operating results are significantly impacted by seasonal net sales patterns. Our net sales in the first quarter of the calendar year have traditionally been lower than net sales in other quarters of the year. This is primarily due to lower activity levels in infrastructure service and construction markets during the winter months in the northern hemisphere, as colder temperatures and frozen on-site soils generally preclude earthwork construction activities until later in the year.

We have a number of relatively fixed expenses associated with current operations and business development, and therefore operating income varies significantly from quarter to quarter.

The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the six quarters ended June 30, 2007. In management’s opinion, the data has been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Factors that may cause our net sales and operating results to vary or fluctuate include those discussed in the “Risk Factors” section of this prospectus.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2006	2006	2006	2006	2007	2007
(In thousands, except per share data)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Statement of Operations Data:
Net sales	$25,111	$41,910	$62,957	$45,849	$39,813	$68,485
Cost of sales	12,348	20,744	31,537	24,550	19,414	34,430

Gross profit	12,763	21,166	31,420	21,299	20,399	34,055
Selling and marketing expenses	4,959	5,820	8,694	8,707	9,873	8,979
General and administrative expenses	4,229	5,720	7,720	6,590	9,331	11,243
Research and development expenses	287	384	648	767	577	764
Acquisition-related expenses	195	1,796	30	142	—	—
Gain on sale of investment	—	—	—	(1,362)	—	—

Operating income, net	3,093	7,446	14,328	6,455	618	13,069

Interest expense, net	(7,958)	(8,362)	(11,019)	(11,174)	(11,178)	(11,297)
Other income (expense), net	520	(5,466)	(84)	(18)	219	(996)

Total other expense	(7,438)	(13,828)	(11,103)	(11,192)	(10,959)	(12,293)

(Loss) income before income taxes	(4,345)	(6,382)	3,225	(4,737)	(10,341)	776
Income tax benefit (expense)	1,524	2,319	(1,377)	2,338	3,949	(313)

Net income (loss)	$(2,821)	$(4,063)	$1,848	$(2,399)	$(6,392)	$463

Net income (loss) per share
Basic	$(0.23)	$(0.33)	$0.12	$(0.15)	$(0.40)	$0.03
Diluted	$(0.23)	$(0.33)	$0.12	$(0.15)	$(0.40)	$0.03
Weighted average shares
Basic	12,150	12,442	15,952	15,952	15,952	15,952
Diluted	12,150	12,442	15,952	15,952	15,952	16,164
Other Financial Data:
Depreciation and amortization	$3,910	$3,963	$4,981	$5,456	$5,459	$5,739

We completed our acquisition of TGL in June 2006. Accordingly, our results of operations for the three months ended June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007 and June 30, 2007 reflect the inclusion of TGL’s international business to our historic business in North America. The following table provides a breakdown of our net sales by domestic (which represents our North American business prior to our acquisition of TGL) and international (which represents TGL) for the relevant periods indicated.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2006	2006	2006	2006	2007	2007
(In thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net sales to external customers:
Domestic (1)
United States	$22,668	$35,283	$39,377	$28,521	$23,154	$44,961
Canada	914	3,404	3,542	878	905	3,399
Other North America	797	510	670	683	691	474
South America	569	265	592	785	843	568
Other	163	571	123	192	290	158

Total Domestic	25,111	40,033	44,304	31,059	25,883	49,560

International (2)
United Kingdom	—	1,586	14,532	10,703	11,092	14,396
Europe (excluding United Kingdom)	—	132	3,132	3,096	1,376	3,601
Asia	—	159	804	220	462	383
Middle East and Africa	—	—	185	771	1,000	545

Total International	—	1,877	18,653	14,790	13,930	18,925

Total	$25,111	$41,910	$62,957	$45,849	$39,813	$68,485

(1)	Sales are attributed to countries based on the location of our customers.

(2)	Sales are reported in the geographic region in which they originate.

Liquidity and Capital Resources

Liquidity and Capital Expenditures

Our principal sources of funds are cash flows from operations and borrowings under our first lien financing. Our principal use of funds consists of capital expenditures investments, working capital and payments of principal and interest on our outstanding indebtedness. Capital expenditures totaled $15.0 million for the year ended December 31, 2006 and $5.4 million for the six months ended June 30, 2007. We expect 2007 capital expenditures to be approximately $9.3 million, related to certain key investments in our manufacturing operations and to maintenance of our existing assets. During 2006, we spent $10.7 million for the expansion of our Morrow, Georgia manufacturing facility. In addition, in 2007, we expect our research and development expenses to be approximately $2.5 million due to initiatives for new products and technologies.

As of December 31, 2006, we had working capital (current assets less current liabilities) of $47.2 million including cash and cash equivalents of $14.9 million as compared to working capital of $49.9 million including $8.7 million in cash and cash equivalents as of June 30, 2007. The $6.2 million decrease in cash and cash equivalents was primarily related to investments in property, plant and equipment of $5.4 million and the $1.0 million related to the funding of our new supplemental executive retirement plan. The $2.7 million increase in working capital was driven primarily by increases in accounts receivable, inventory and income taxes receivable offset by an increase in accounts payable.

Our cash used in operations was $7.0 million for the six months ended June 30, 2006 as compared to cash provided by operations of $0.6 million for the six months ended June 30, 2007, an increase of $7.6 million, or 108.1% and was primarily attributable to our net loss of $5.9 million which, when adjusted for depreciation and amortization, accrued interest on our PIK financing, change in the fair value of liability for cross-currency swap and other non-cash charges, and provision for deferred taxes, provided $10.0 million of operating cash. Additionally, increases in payables and accrued expenses of $4.8 million and decreases in prepaid expenses of $2.4 million were offset by increases in accounts receivable of $12.9 million increases in inventories of $1.4 million, and increases in income taxes receivable of $2.3 million contributed to operating cash. The increase in inventories was intentional to meet the demand for our products in future quarters. The increase in receivables was primarily related to the seasonality of our business. Our cash flow from operations was $18.3 million for the year ended December 31, 2004 as compared to $20.3 million for the year ended December 31, 2005, representing an increase of $2.0 million, or 10.7% and resulted from our net loss of $11.6 million which, when adjusted for depreciation and amortization, accrued interest on our PIK financing, increase in value of common stock warrants, loss on debt extinguishment, other non-cash charges, and provision for deferred taxes, provided $17.6 million of operating cash. Additionally, increases in payables and accrued expenses of $2.9 million, decreases in inventories of $0.5 million and decreases in prepaid expenses and other current assets of $0.1 million were offset by increases in income tax receivables of $0.6 million and increases in accounts receivable of $0.2 million contributed to operating cash. The increase in payables and accrued expenses was primarily related to taking advantage of certain raw material purchase discounts that required shorter payment terms with certain vendors. Our cash flow from operations was $20.3 million for year ended December 31, 2005 as compared to $15.9 million for the year ended December 31, 2006, representing a decrease of $4.4 million, or 21.6% and resulted primarily from our net loss of $7.4 million which, when adjusted for depreciation and amortization, accrued interest on our PIK financing, change in the fair value of liability for cross-currency swap, gain on sale of investment, unrealized foreign currency exchange gain and other non-cash charges, and provision for deferred taxes, provided $18.6 million of operating cash. Additionally, decreases in accounts receivable of $0.5 million and decreases of income taxes receivable of $3.2 million were offset by decreases in payables and accrued expenses of $2.4 million, increases in prepaid assets of $2.5 million and increases in inventories of $1.5 million contributed to operating cash. The increase in inventories is primarily due to meeting the demand for our products in future quarters. The decrease in payables was primarily related to taking advantage of certain raw material purchase discounts that required shorter payment terms with certain vendors.

In the first quarter 2007, we completed an expansion at our Morrow, Georgia manufacturing facility and added a new production manufacturing line to support the continuing growth in geogrid sales and provide needed capacity to meet future demand for our products. During the six months ended June 30, 2006 net cash used in investing activities decreased from $140.2 million to $5.9 million during the six months ended June 30, 2007 primarily due to our acquisition of TGL. Net cash used in investing activities for the years ended December 31, 2004, 2005 and 2006 was $43.9 million, $384.0 million and $148.9 million, respectively. Investing activities in 2006 related to our acquisition of TGL, purchases of property, plant and equipment related to the plant expansion and payments on earn out to former owners of Geopier offset by the sale of investments. Investing activities in 2005 related primarily to the acquisition of our Predecessor company, and investing activities in 2004 related to the acquisition of NAG and purchases of property, plant and equipment.

Cash flow provided by financing activities decreased from cash provided of $139.2 million for the six months ended June 30, 2006 as compared a cash use of $0.9 million for the six months ended June 30, 2007, a decrease of $140.2 million and is primarily due to the issuance of new debt totaling $96.5 million and new stock totaling $38.0 million relating to our acquisition of TGL. Cash flow provided by financing activities was $24.9 million for the year ended December 31, 2004. In connection with our acquisition of NAG in 2004, we issued new debt totaling $27.5 million and new stock totaling $13.1 million. This debt was later refinanced as we issued debt in the amount of $160.2 million and used the proceeds to pay debt issuance costs and prepayment penalties in the amount of $8.4 million, to repurchase stock and make dividend payments on the preferred stock totaling $86.3 million, and to pay off existing debt of $53.9 million. Cash flow provided by financing activities was $380.5 million for the year ended December 31, 2005 and is associated with the issuance of new debt totaling $283.5 million and new stock totaling $113.6 million related to the acquisition of our Predecessor company. Cash flow provided by financing activities was $129.1 million for the year ended December 31, 2006. In connection with our acquisition of TGL, we repaid all of TGL’s existing debt and issued new debt totaling $96.5 million and new stock totaling $38.0 million to fund the acquisition.

Financing Arrangements

Shari’ah compliance.  Our majority stockholder, an affiliate of Arcapita Bank B.S.C.(c), has investors primarily located in the Middle East and makes its investments in a manner consistent with the body of Islamic principles known as Shari’ah. Consequently, we operate our business in a manner consistent with Shari’ah principles and will continue to do so as long as Arcapita is a significant stockholder. Shari’ah principles regarding the lending and borrowing of money are complicated, requiring application of qualitative and quantitative standards. The negotiation and documentation of financing that is compliant with these principles are generally complex and time-consuming, and as such, it may be more difficult for us to obtain financing that is compliant with Shari’ah principles on a timely basis. The financing arrangements described below are structured in a Shari’ah-compliant manner.

Overview.  In connection with our current Shari’ah-compliant financing arrangements, we formed TCO Funding Corp. (TCO) and TCH Funding Corp. (TCH), both special purpose, bankruptcy remote, Delaware corporations, for the sole purpose of facilitating sale-leaseback and commodity purchase arrangements. TCO and TCH do not have any other assets, liabilities, income or expense other than those associated with our financing arrangements.

Under our sale-leaseback financing arrangements, lenders made long-term term loans to TCO, and TCO purchased substantially all of the tangible and intangible assets of Tensar Corporation, LLC. Immediately after such purchase, we entered into a lease agreement with TCO whereby we leased the assets back from TCO. No gain or loss was recorded by us for the sale-leaseback transaction. Under the lease agreement, we are obligated to make quarterly rent payments that are equal in amount to, and will be utilized to pay, the quarterly interest and principal payable under the term loans to TCO. After all lease payments have been made, we will reclaim the assets from TCO.

Under our commodities purchase financing arrangements, lenders have made loans to TCO and TCH, and those entities have made commodities purchase facilities available to us. Through a series of transactions that are facilitated by an affiliate of Arcapita, commodities are purchased and sold so that we have delayed payment obligations equal to the purchase price of the commodities plus an agreed profit rate. These delayed payment obligations mirror the principal and interest obligations of TCO and TCH to their lenders.

First Lien Financing.  On October 31, 2005, TCO provided one of our subsidiaries with a $147.0 million first lien sale-leaseback financing arrangement (the Lease Agreement) and a $30.0 million commodities purchase financing facility (the First Lien Murabaha). TCO obtained financing for these facilities by entering into a first lien $177.0 million credit facility, containing a $147.0 million term loan (the Term Loan) and a $30.0 million first lien revolving credit facility with a letter of credit facility (the Revolving Credit Facility, and together with the TCO Term Loan, the First Lien Credit Facility) with Credit Suisse Securities (USA) LLC and certain other lenders. Simultaneously with our acquisition of TGL on June 23, 2006, TCO increased the amount of the First Lien Murabaha by $10.0 million and amended and restated the First Lien Credit Facility to increase the Revolving Credit Facility by $10.0 million (to $40.0 million) and increase the Term Loan commitments by $80.0 million (to $227.0 million), for a total First Lien Credit Facility of $267.0 million. In connection with the foregoing, TCO provided an approximately £43 million commodities purchase financing facility to TTC Holdings S.a.r.l (Luxco), a Luxembourg subsidiary (the Luxco Murabaha). At the time, this amount was equal to approximately $80 million. The maturity date of the First Lien Murabaha is October 31, 2010 and the maturity date of the Lease Agreement and the Luxco Murabaha is October 31, 2012. The rental rate on the Lease Agreement and the profit rate on the First Lien Murabaha and the Luxco Murabaha are all floating rates of adjusted LIBOR plus 2.75%. Our U.S. subsidiaries provided guaranties, pledges and a security interest in their assets to TCO to secure the Lease Agreement, the First Lien Murabaha and the Luxco Murabaha. Certain of our U.K. subsidiaries provided guaranties, pledges and a security interest in their assets to TCO to secure the Luxco Murabaha.

Revolving Credit Facility.  The Revolving Credit Facility extends through October 31, 2010. The level of available borrowings under the Revolving Credit Facility is reduced by the amount of the aggregate letters of credit outstanding. The Revolving Credit Facility bears interest at a floating rate of adjusted LIBOR plus 2.75%. The effective interest rate on the Revolving Credit Facility as of June 30, 2007 was 8.11%. We pay a monthly commitment fee at a rate of 0.50% per annum on the average unused portion of the Revolving Credit Facility. As of June 30, 2007, we had no outstanding borrowings under the Revolving Credit Facility. The aggregate amount of letters of credit outstanding was $3.6 million as of June 30, 2007.

Term Loan.  The Term Loan extends through October 31, 2012. The Term Loan requires quarterly principal payments of $0.6 million until October 31, 2011, $53.4 million for the last four quarters of the Term Loan term and payment in full of any remaining amount of Term Loan on October 31, 2012. The Term Loan bears interest at a floating rate of adjusted LIBOR plus 2.75%. The effective interest rate on the Term Loan as of June 30, 2007 was 8.11%.

Second Lien Financing.  On October 31, 2005, TCO also provided one of our subsidiaries with an $84.0 million commodities purchase financing facility (the Second Lien Facility). TCO obtained financing for this facility by issuing $84.0 million of second lien notes to various purchasers, pursuant to a second lien note purchase agreement (the Senior Secured Term Notes). In connection with our acquisition of TGL, the Second Lien Facility was amended, and the second lien note purchase agreement was amended and restated. The profit rate on the Second Lien Facility is a floating rate of LIBOR plus 7.25%, and the maturity date for the Second Lien Facility is May 1, 2013. Our U.S. subsidiaries provided guaranties, pledges and a security interest in their assets to TCO to secure the Second Lien Facility.

Senior Secured Term Notes.  The Senior Secured Term Notes bear interest at a floating rate of LIBOR plus 7.25% with interest paid quarterly in arrears with an effective rate of 12.57% as of June 30, 2007. The maturity date of the Senior Secured Term Notes is May 1, 2013.

Tensar Corporation Financing (PIK Financing).  On October 31, 2005, TCH provided us with a $52.5 million commodities purchase financing facility (the Tensar Corporation Financing). TCH obtained financing for this facility by issuing $52.5 million of paid-in-kind (PIK) notes to various purchasers pursuant to a PIK financing purchase agreement (the PIK Notes). In connection with our acquisition of TGL, TCH increased the Tensar Corporation Financing by $16.5 million and amended and restated the PIK financing purchase agreement to issue $16.5 million of additional PIK Notes for a total of $69.0 million of PIK Notes.

PIK Notes.  The PIK Notes bear interest at a fixed rate of 17.50% with interest accruing annually in arrears beginning on October 31, 2006. On each interest payment date through October 31, 2010 interest shall be paid in kind in the form of additional promissory notes (Additional PIK Notes). On October 31, 2011 all amounts outstanding under the Additional PIK Notes and all interest accruing after October 31, 2010 is to be paid in cash. On October 31, 2012, all accrued and unpaid interest is to be paid in cash. The principal balance of the PIK Notes as well as all accrued and unpaid interest on the PIK Notes is payable on October 31, 2013.

Subsidiary Revolving Credit Agreement

One of our subsidiaries has a revolving credit agreement (the Subsidiary Revolving Credit Agreement) that extends through September 30, 2007 and is due on demand. There is no formal borrowing limit to the facility, with draw-downs being negotiated on each draw date. The Subsidiary Revolving Credit Agreement bears interest at the China Funds rate, which is published nationally. As of June 30, 2007 and December 31, 2006, respectively, we had $1.3 million and $1.0 million in borrowings under the Subsidiary Revolving Credit Agreement. The effective interest rate on the Subsidiary Revolving Credit Agreement as of June 30, 2007 was 5.76%.

Covenants.  Our financing facilities contain negative covenants and requirements affecting us and our subsidiaries, including limitations on our ability to:

•	incur, create or assume debt;

•	create liens on our assets;

•	make certain investments, loans and advances;

•	consolidate, merge, liquidate, wind up, dissolve, transfer or sell assets or acquire properties or businesses;

•	pay dividends or make other restricted payments;

•	enter into transactions with our affiliates;

•	make changes to our accounting policies; and

•	enter into operating leases.

Our financing facilities also contain affirmative covenants, including covenants regarding maintenance of legal existence, business and properties; maintenance of insurance; payment of obligations and taxes; delivery of financial and other information to the administrative agent; notice to the administrative agent upon the occurrence of events of default, material litigation and other events; access to books and records; and compliance with laws and maintenance of collateral. One of our covenants requires us to deliver audited financial statements within 90 days of our fiscal year end. We were not in compliance with this covenant as it relates to our 2006 financial statements, but we obtained waivers from our lenders. As of June 30, 2007, we were in compliance with all covenants. Any future non-compliance could result in an event of default and the acceleration of amounts due under the financing arrangements. If such event of default results in acceleration or is not cured or waived, our liquidity and our operations may be materially adversely affected.

Financial Covenants and Financing EBITDA.  Our financing arrangements include a definition of EBITDA, which we refer to herein as “financing EBITDA,” that differs from our definition of “EBITDA” and “adjusted EBITDA” discussed elsewhere in this prospectus. We use financing EBITDA to measure our compliance with material financial covenants in our financing facilities, including the following:

•	minimum financing coverage ratio, which is defined as the ratio of financing EBITDA to our consolidated financing expenses (including interest expense), and which ranges from 1.75:1.00 for the third quarter 2007 to 3.00:1.00 in the fourth quarter 2010 and thereafter;

•	minimum fixed charge coverage ratio, which is defined as the ratio of financing EBITDA to our consolidated capital expenditures and other fixed charges, and which ranges from 1.25:1.00 in the third quarter 2007 to 1.50:1.00 in the fourth quarter 2009 and thereafter;

•	maximum leverage ratio, which is defined as the ratio of our total indebtedness reflected on our balance sheet to financing EBITDA, and which ranges from 6.00:1.00 in the third quarter 2007 to 2.75:1.00 in the fourth quarter 2012 and thereafter; and

•	maximum first lien leverage ratio, which is defined as the ratio of our total first lien financing indebtedness reflected on our balance sheet to financing EBITDA, and which ranges from 4.25:1.00 in the third quarter 2007 to 1.75:1.00 in the fourth quarter 2012 and thereafter.

As of June 30, 2007, our minimum financing coverage ratio, minimum fixed charge coverage ratio, maximum leverage ratio and maximum first lien leverage ratio were 1.98, 1.73, 5.14 and 3.76, respectively. We were in full compliance with our financial covenants as of June 30, 2007.

Because we present financing EBITDA as a measure of our liquidity, we believe the line on our consolidated statement of cash flows entitled net cash provided by operating activities is the most directly comparable GAAP measure to financing EBITDA. Accordingly, the following table reconciles financing EBITDA to our net cash provided by operating activities for the periods presented:

	Predecessor Company	Successor Company
	January 1, 2005	November 1, 2005	Year Ended	Six Months
	through	through	December 31,	Ended
	October 31, 2005	December 31, 2005	2006	June 30, 2007
				(Unaudited)
(In thousands)
Net cash provided by operating activities	$11,743	$8,519	$15,881	$566
Changes in operating assets and liabilities	6,825	(9,275)	2,731	8,269
Gain on sale of investment	—	—	1,362	—
Change in fair value of liability for cross-currency swap, net of foreign exchange gain or loss	—	—	3,015	9
Change in income taxes (including deferred taxes)	(2,577)	(608)	2,835	895
Allowance for doubtful accounts	(20)	(410)	(411)	(185)
Amortization of deferred financing costs and stock compensation expense	(667)	(326)	(3,063)	(1,779)
Impact of discontinued operations	282	—	—	—
Interest expense paid in cash	13,844	3,711	27,333	15,308
Compensation expense related to interest free loans	—	—	(139)	(128)
Inventory step-up	—	1,190	1,168	—
Write off of royalty asset	—	—	689	—
Management fees	—	167	833	500
Earn-out payments	731	—	1,997	—
Acquisition related expenses	8,094	—	2,163	—
Other miscellaneous adjustments	—	—	2,229	—

Financing EBITDA	$38,255	$2,968	$58,623	$23,455

As noted above, our financing EBITDA differs from adjusted EBITDA used elsewhere in this prospectus and in our financial statements by, among other things, including additional adjustments to adjusted EBITDA. Such adjustments include management fees paid to our financial sponsors; earn-out payments to the former stockholders of our FIS business; financing-related charges, including the increase in value of the liability for the cross-currency swap and the increase in fair value of the warrant put options, net of any offsetting gains or losses and other miscellaneous adjustments allowed under our financing agreements, including acquisition-related expenses; geogrid import variance; legal expenses related to a non-compete conflict with a consultant in our ESS business; consulting fees paid to the former owner of our FIS business; and restructuring and other non-recurring expenses incurred by TGL.

The following table summarizes the additional adjustments to adjusted EBITDA required to calculate our financing EBITDA for the periods measured under our material financial covenants, including the period from January 1, 2005 through October 31, 2005, the period from November 1, 2005 through December 1, 2005, the year ended December 31, 2006 and the six months ended June 30, 2007:

	Predecessor Company	Successor Company
	January 1, 2005	November 1, 2005	Year Ended	Six Months
	through	through	December 31,	Ended
	October 31, 2005	December 31, 2005	2006	June 30, 2007
				(Unaudited)
(In thousands)
Management fees	—	$167	$833	$500
Earn-out payments	$731	—	1,997	—
Increase in fair value of liability for cross-currency swap	—	—	4,960	30
Increase in fair values of liabilities for warrant put options	12,254	—	—	—
Acquisition related expenses	8,094	—	2,163	—
Other miscellaneous adjustments	—	—	2,229	—

Total additional adjustments	$21,079	$167	$12,182	$530

Future cash requirements

Following this offering and related transactions, our operating requirements will be funded by cash flows from operations and by financing provided under our first lien financing. In the future, we expect that our primary cash requirements will be funding working capital, including payment of contractual obligations and research and development expenses, repayment of debts and funding of consideration payable for certain of our acquisitions. Management believes that funds generated by our ongoing operations as well as funds available under our first lien financing will be sufficient to meet our working capital needs for the foreseeable future.

Contractual obligations

We have contractual obligations and commercial commitments that may affect our financial condition. The following table summarizes our significant contractual obligations and commercial commitments as of December 31, 2006.

	Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
(In thousands)

Operating lease obligations(1)	$7,301	$1,715	$3,103	$2,110	$373
Long-term debt obligations	391,890	3,293	4,540	17,277	366,780
Long-term interest payments(2)	287,967	28,726	56,898	197,041	5,303

Total	$687,158	$33,734	$64,541	$216,428	$372,456

(1)	Operating lease obligations consist of future minimum payments under non-cancelable operating leases.

(2)	Includes $225.1 million under our Term Loan at an effective interest rate of 8.13%, $84.0 million under our Senior Secured Term Notes at an effective interest rate of 12.60%, $81.7 million of PIK Notes at an interest rate of 17.50% and $1.0 million under our Subsidiary Revolving Credit Agreement at an effective interest rate of 5.58%.

In addition to the items noted in the preceding table, management acknowledges potential cash requirements related to the company’s liability for unrecognized income tax benefits in the amount of

$1.2 million, recognized in accordance with the provisions of Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes.

The following table summarizes our significant contractual obligations and commercial commitments as of December 31, 2006 on a pro forma basis giving effect to our sale of shares of our common stock in this offering and the use of proceeds therefrom as if this offering was consummated on December 31, 2006.

Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
(In thousands)

Operating lease obligations(1)
Long-term debt obligations
Long-term interest payments(2)
Total

(1)	Operating lease obligations consist of future minimum payments under non-cancelable operating leases.

(2)	Includes $ million under at an effective interest rate of %.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximate fair values because of the short term maturity of those instruments. The carrying value of our debt with variable interest rates approximates the fair value of such debt. The fair value of long-term debt with fixed rates is estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. Based on these analyses, the fair value of our long-term debt does not differ significantly from its carrying value.

Off-Balance Sheet Arrangements

We do not have any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangements that serve as credit, liquidity or market risk support to such an entity. Finally, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Most of our monetary assets and liabilities are denominated in GBP, Euros, Swedish Krona, Chinese Renminbi, or RMB, and U.S. dollars. We do not use derivatives to hedge against foreign currency fluctuations in the ordinary course of business, although we did enter into a cross-currency hedge related to the June 2006 acquisition of TGL. As exchange rates in these currencies vary, our net income and operating results, when translated, may be materially and adversely impacted and vary from expectations. The effect of foreign exchange rate fluctuations on our financial results for the year ended December 31, 2006 was materially beneficial due to the weakening of the U.S. dollar against most major foreign currencies. The RMB is not freely convertible into foreign currencies. On January 1, 1994, the Chinese government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign Currency Exposure

Our net income, as a result of global operating and financing activities, is exposed to changes in foreign currency exchange rates, which may adversely affect our results of operations and financial position. We do not hedge the effects of foreign exchange rate fluctuations on the translation of our foreign results of operations or financial position.

In connection with the acquisition of TGL, the purchase price was denominated in GBP. To minimize foreign exchange risk on the GBP denominated purchase price, we entered into a forward currency swap contract on May 15, 2006 to hedge a portion of the purchase price. The loss on the forward currency swap of approximately $3.0 million is included in gain on foreign exchange, net in our consolidated statement of operations for the year ended December 31, 2006.

Also in connection with our acquisition of TGL, a portion of the U.S. dollar financing was placed with the international operations which have functional currencies other than the U.S. dollar. In seeking to minimize the risks and/or costs associated with foreign exchange risk on the borrowings, we entered into a cross-currency swap contract at the date of the acquisition that extends through October 31, 2012. The cross-currency swap is a fair value derivative under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The contract is marked-to-market through income (loss) at the same time that the debt is remeasured through income (loss). The market value of the cross-currency swap is reflected in our consolidated balance sheet, as is the value of the underlying debt. The cross-currency swap had a notional value of approximately $80.0 million and a fair value of approximately $9.2 million included in cross-currency swap liability on our consolidated balance sheet as of June 30, 2007. The loss on the cross-currency swap for the year ended December 31, 2006 of approximately $7.5 million is included in our consolidated statement of operations. Changes in the fair value of the cross-currency swap are offset by changes in the underlying borrowings. For the year ended December 31, 2006 and the six months ended June 30, 2007, a gain of $5.8 million and $1.6 million, respectively, is reflected in gain on foreign exchange, net.

Interest Rate Risk

We are exposed to changes in interest rates. Our first lien financing and the second lien financing incurred in connection with the acquisitions of our Predecessor company and TGL, are variable-rate obligations. Interest rate changes generally do not affect the market value of such debt but do impact the amount of our interest payments and future net income and cash flows, assuming other factors are held constant. As of June 30, 2007, we had variable-rate debt of approximately $308.0 million.

We are party to interest rate caps expiring at various dates through October 2009 for the purpose of protecting a portion of our variable-rate debt outstanding, at any given time, based on 3-month LIBOR with strike rates ranging from 5.0% to 6.25% for notional principal amounts aggregating $169.5 million as of June 30, 2007. In accordance with SFAS No. 133 at June 30, 2007, the fair value of the cap agreements are included in both other current and other non-current assets in the amount of $0.7 million. At December 31, 2006 the fair value of the cap agreements is included in both other current and other non-current assets in the amount of $0.1 million and $0.7 million, respectively. At December 31, 2005, the fair value of the cap agreements is included in other non-current assets in the amount of $0.1 million. Such cap agreements do not qualify for hedge accounting and, accordingly, changes in market value impact the results of operations. We recorded the decrease in fair value of $0.1 million for the six months ending June 30, 2007. We also recorded the decrease in fair value of $0.2 million to other income (expense), net during the year ended December 31, 2006.

As of June 30, 2007, our variable-rate debt had an effective rate of 5.34% and, as such, all of our variable-rate debt exceeded the interest rate cap except for $40 million. Our annual interest expense on the portion of our financing obligations not subject to interest rate caps as well as the portion of our financing obligations with interest rates below the interest rate caps would increase by $1.9 million for each 1% increase in interest rates.

Critical Accounting Policies and Estimates

Our management is responsible for our financial statements and has evaluated the accounting policies to be used in their preparation. Our management believes these policies are reasonable and appropriate. The following discussion identifies those accounting policies that we believe will be critical in the preparation of our financial statements, the judgments and uncertainties affecting the application of those policies and the possibility that materially different amounts will be reported under different conditions or using different assumptions.

Our preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that our management make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and disclosure of commitments and contingencies as of the date of the financial statements and (2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition

We generally recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. Sales of products are recognized when the products are shipped to customers and the risks and rewards of ownership are transferred. No collateral is generally required on sales made in the normal course of business. We will, from time to time, require a letter of credit from our customers depending on the length of a project and the credit worthiness of such customers. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write off experience. We review the adequacy of our allowance for doubtful accounts quarterly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Certain of our project revenues are accounted for as revenue arrangements with multiple deliverables. Under such revenue arrangements, revenue for deliverables that represent separate units of accounting is recognized upon shipment of each deliverable. Such revenues amounted to 9% of sales from continuing operations for both the year ended December 31, 2005 and the year ended December 31, 2006.

Goodwill and Intangible Assets

Goodwill is the excess of acquisition cost of the businesses over the fair value of the identifiable net assets acquired. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we do not amortize goodwill. Instead goodwill and intangible assets with indefinite useful lives are tested for impairment annually in the third quarter unless indicators of impairment exist.

Intangible assets with finite useful lives are amortized over their respective estimated useful lives. We evaluate impairment of our finite live intangible assets on an individual basis whenever circumstances indicated that the carrying value may not be recoverable. We evaluate the extent to which the related cost is recoverable by comparing the future undiscounted cash flows estimated to be associated with that asset to the asset’s carrying amount and write-down that carrying amount to fair value to the extent necessary.

Estimates of fair value for our reporting units involve highly subjective judgments on the part of our management, including the amounts of cash flows to be received, their estimated duration, and perceived risk as reflected in selected discount rates. In some cases, cash flows may be required to be estimated without the benefit of historical data, although we use historical data when available. Although we believe our estimates and judgments are reasonable, different assumptions and judgments and significant decreases in cash flows of future periods could result in different impairment, if any, of some or all of our recorded goodwill and indefinite-lived intangibles of $503.7 million as of June 30, 2007.

Impairment of Long-lived Assets

Long-lived assets reflected in our consolidated balance sheet consist of property, plant and equipment. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, long-lived assets (other than goodwill and indefinite-lived intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from that asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset.

The application of SFAS No. 144 requires the exercise of significant judgment and the preparation of numerous significant estimates by our management. Although we believe that our estimates of cash flows in our application of SFAS No. 144 are reasonable and based upon all available information, including historical cash flow data about the prior use of our assets, such estimates nevertheless require substantial judgments and are based upon material assumptions about future events. Significant decreases in cash flows of future periods could be an indiction of a potential impairment.

Income Taxes

Income taxes are determined under the liability method as required by SFAS No. 109, Accounting for Income Taxes. Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. This measurement is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, are not more likely than not to be realized. We accrue for probable foreign and domestic tax obligations as required by facts and circumstances in the various regulatory environments. In addition, we have net operating losses (NOLs) that expire at various dates through 2026. We also had foreign NOLs of $4.7 million at December 31, 2006. At this time, we believe that, based on a number of factors, it is more likely than not that these losses will be utilized before they expire, and thus no valuation allowance has been established.

Effective January 1, 2007, we adopted the provisions of FIN 48, which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation prescribes the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The reassessment of our tax positions in accordance with FIN 48 resulted in a decrease in the opening balance of retained earnings and an increase in goodwill as of January 1, 2007 of $0.7 million and $1.1 million, respectively, for tax benefits previously recognized in accordance with pre-existing guidance.

We have determined that we had no material increases or decreases in the liability for unrecognized tax benefits as of June 30, 2007. Any potential penalties and interest related to unrecognized tax benefits have been reported as interest expense in the accompanying interim condensed consolidated financial statements, and the amount of such expense recognized for the six months ended June 30, 2007 was not material.

Stock-Based Compensation

We have an equity incentive program intended to reward long-term performance and to help align the interests of our executive officers and employees with those of our stockholders. We believe that long-term performance is achieved through an ownership culture that rewards such performance through the use of equity incentives.

Stock option awards provide our executive officers and employees with the right to purchase our common stock at a fixed exercise price, subject to continuous service to us and generally vest 20% to 25% per year on the anniversary date of the grant. Restricted stock awards are grants of shares of our common stock to executives and employees, which generally vest, based on continued service, 20% to 25% per year on each anniversary date of the grant. Restricted stock awards may be granted for no consideration or for such consideration as our board determines.

We adopted SFAS No. 123(R), Share-Based Payments, on November 1, 2005 using the modified prospective method for the transition. SFAS No. 123(R) requires compensation expense relating to share-based compensation be recognized in the financial statements. The cost is measured as of the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period. In accordance with SFAS No. 123(R), deferred stock compensation amounts in the stockholders’ equity section of the consolidated balance sheets are included in additional paid-in capital as of December 31, 2006.

Our Predecessor company used the intrinsic value method to account for its stock-based employee compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Had our Predecessor company used the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, there would be no change in pro forma net income for the ten month period ended October 31, 2005.

We believe there is a high degree of subjectivity involved when using option-pricing models to estimate share-based compensation under SFAS No. 123(R). Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions, are fully transferable and do not cause dilution. Because our share-based payments have characteristics different from those of freely traded options and because changes in the subjective input assumptions can materially affect our estimates of fair values (such as attrition), in our opinion, existing valuation models, including Black-Scholes, may not provide reliable measures of the fair values of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements. Currently, no market-based mechanism or other practical application exists to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee share-based awards is determined in accordance with SFAS No. 123(R) using an option-pricing model, that value may not be indicative of the fair value observed in a market transaction between a willing buyer and willing seller. If factors change and we employ different assumptions in the application of SFAS No. 123(R) in future periods than those currently applied under SFAS No. 123(R) and those previously applied under SFAS No. 123 in determining our pro forma amounts, the compensation expense that we record in the future under SFAS No. 123(R) may differ significantly from what we have reported during the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006 and 2005 and what we have reported as our pro forma expense during the period prior to adoption of SFAS No. 123(R).

Given the absence of an active market for our common stock, our board of directors, the members of which we believe have extensive business, finance, investment banking and private equity experience, along with input from management, determined the exercise price and estimated fair value of our common stock on dates of grant based on several factors, including:

•	the nature and history of our business;

•	our significant accomplishments and future prospects;

•	our net sales growth and expected future net sales;

•	our book value and financial condition;

•	the existence of goodwill or other intangible value within our company;

•	our ability (or inability) to pay dividends;

•	external market conditions affecting our industry sector;

•	the implementation of our business strategy;

•	the achievement of significant qualitative and quantitative milestones relating to, among others, the number and size of existing production facilities and expansion of production facilities under construction, customer growth, employee growth and execution of strategic transactions;

•	successful introduction of new products;

•	continuous technology advancement through research and development of new products, product enhancement and patents;

•	valuation methodologies;

•	acquisitions and their integration into our business culture;

•	overall equity market conditions; and

•	the likelihood of achieving a liquidity event such as an initial public offering or the sale of our company.

In order to determine the fair value of our common stock, we performed contemporaneous valuations of our company at various times during 2006 and 2007. In order to calculate an underlying stock value we calculated our business enterprise value using the income and market approaches. The income approach, or the discounted cash flow method, is comprised of three steps:

•	Estimate the required rate of return that reflects the relative risk of the cash flows expected to be generated by us and the time value of money. The required rated of return, commonly referred to as the weighted average cost of capital (WACC), is used to discount future cash flows to present value equivalents as of the valuation date;

•	Estimate the available cash flow, the cash flows available to all capital holders (debt and equity). We define available cash flow as debt-free (i.e., before interest expense, after-tax income (net operating profit after taxes) adjusted for non-cash expenses (e.g., depreciation and amortization) and new investments (e.g., capital expenditures and working capital). We derived projected available cash flow for a discrete number of years base our historical results, comparable companies and industry trends. Then, we estimated the value of all available cash flow beyond the discrete projection period using the residual approach (residual cash flow); and

•	Calculate and sum the present values of the discrete period available cash flow and the residual cash flow to estimate the indicated fair value of our invested capital.

The market approach indicates our fair value based on a comparison of us to comparable publicly traded companies or comparable private or public company transactions in our industry. We could have used the market comparable method, the market transaction method or the prior sale of equity method. We utilized the market comparable method, which consist of the following three steps:

•	We searched for companies comparable to us. We searched comprehensive lists and directories of public companies, considered industry similarities, financial profiles and risk characteristics, company size, geographic diversification, profitability, availability of adequate financial data, and actively traded stocks. From this search, we selected a representative number of companies we felt were comparable to us;

•	We calculated market multiples. Market multiples are ratios of invested capital or equity that are applied to our operating results. We considered market multiples of the market value of invested capital (MVIC), which is defined as the sum of market value of a comparable company’s common stock plus the market value of the comparable company’s interest bearing debt plus preferred stock. For purposes of this analysis, we assumed that the book value of the comparable company’s debt approximated the market value of the debt. The market multiples we included in our analysis were:

MVIC/EBITDA and, where we deemed appropriate, MVIC/EBIT (earnings before interest and taxes). We then applied the high and low indicated MVIC multiples to a selected period’s EBITDA and, in some cases, EBIT to calculate our indicated value of invested capital on marketable, minority basis; and

•	We made adjustments to the indicated value of invested capital to estimate the indicated value of equity on a marketable, minority basis. We applied a 20% control premium to estimate the indicated value of total equity on a marketable, controlling basis. A control premium was applied and calculated based upon historical premiums offered in comparable transactions within the industry. In addition, we made adjustments to normalize the working capital investment requirements to 15% of total net sales. After we added the working capital, we added back the interest-bearing debt to estimate an indicated fair value of invested capital on a marketable, controlling basis.

We analyzed the market multiples and estimated a range of multiples from companies that were similar to us. We averaged the high and low indications of fair value of invested capital resulting from the MVIC/EBITDA and, in some cases, MVIC/EBIT multiples to estimate our indicated value of the invested capital on a marketable, controlling basis.

We took the average of the income and market approach results to determine our enterprise value on a marketable, controlling basis. Then we deducted our interest bearing obligations to derive our indicated fair value of equity on a marketable, controlling basis. We then deducted a marketability discount of 5% and divided this amount by the number of shares outstanding to determine our underlying stock value on the valuation date.

SFAS No. 123(R) provides guidance regarding the acceptable methodologies utilized to calculate the fair market value of employee stock options. Specifically, the statement indicates that the Black-Scholes Option Pricing Model is an acceptable technique for determining the fair value of employee stock options; accordingly, we used the Black-Scholes Option Pricing Model to determine the fair value of options issued by us as of the valuation date. The Black-Scholes Option Pricing Model relies on six input factors as described below:

•	Stock price. Stock options granted in 2006 and 2007 had strike or exercise prices ranging from $10.00 to $12.80 per share.

•	Underlying stock value on the valuation date. The underlying stock value of the valuation date ranged from $9.08 to $12.80 per share.

•	Expected dividend yield. We have not paid dividends in the past, and have not included any expected dividend payments in our estimation of the fair value of the equity grants.

•	Risk free rate. The risk free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to the expected term of the stock options.

•	Expected life of option. The expected term of the options represents the estimated period of time until exercise. We calculated the expected term to be 6.25 years for options issued. We consider the expected term of the option grants, as calculated in accordance with SFAS No. 123(R), as reasonable and expect to update such expected term upon the development of actual historical results.

•	Expected volatility. As a privately held company with minimal history, we deemed an assessment of stock price volatility associated with a comparable group of publicly traded companies within our industry as a reasonable proxy for expected stock price volatility. For the each of the grants, we estimated the expected stock price volatility based on the average historical volatility for a period consistent with the expected term of a comparable group of companies that are publicly traded. The volatility utilized in the valuation of our grants was 35%.

The fair value of each of our options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions are as follows:

	Number of		Underlying	Risk-Free	Expected	Expected		Option
	Options	Exercise	Stock	Interest	Dividend	Life in	Expected	Fair
Date of Grant	Granted	Price	Value	Rate	Yield	Years	Volatility	Value

January 16, 2006	13,500	$10.00	$9.08	4.29%	0	6.25	35%	$3.60
March 6, 2006	4,000	10.00	9.08	4.75%	0	6.25	35%	3.69
June 5, 2006	135,000	10.00	9.08	4.96%	0	6.25	35%	3.73
June 23, 2006	160,000	10.00	9.08	5.21%	0	6.25	35%	3.77
August 3, 2006	10,000	10.00	9.08	4.91%	0	6.25	35%	3.72
August 7, 2006	30,000	10.00	9.08	4.87%	0	6.25	35%	3.71
August 14, 2006	1,000	10.00	9.08	4.96%	0	6.25	35%	3.73
August 23, 2006	69,050	10.00	9.08	4.78%	0	6.25	35%	3.69
January 11, 2007	5,000	10.00	10.41	4.73%	0	6.25	35%	4.71
March 26, 2007	4,000	10.00	10.41	4.50%	0	6.25	35%	4.66
April 10, 2007	35,250	10.00	10.41	4.64%	0	6.25	35%	4.69
April 16, 2007	20,000	10.00	10.41	4.64%	0	6.25	35%	4.69
July 16, 2007	177,000	12.80	12.80	4.96%	0	6.25	35%	5.67

•	The increase in the fair value of our common stock in the first quarter of 2007 to $10.41 per share was attributable to our ability to successfully execute our business plan and exceed our prior period net sales and profitability projections. In addition, the remoteness of a liquidity event diminished as our prospects for an initial public offering increased.

•	The increase in the fair value of our common stock in the second quarter to $12.80 per share was primarily attributable to our successful launch of our new triaxial geogrid product in May in our international territory which resulted from our successful production and rollout strategy. The successful initial launch of this product enhances the likelihood of achieving our future growth projections. In addition, we also had begun drafting sessions for an initial public offering, which further reduced the remoteness of a potential liquidity event.

In connection with the recruitment of our chief financial officer, Mr. Johnson, we granted 10,000 shares of restricted stock. Mr. Johnson was required to pay $0.02 per share for this restricted stock, 50% of which will vest on each of June 5, 2008 and June 4, 2009. The value per share of the common stock on the date of grant was determined to be $9.08, of which $9.06 will be charged as a compensation expense over the vesting period.

The total Black-Scholes value of shares that vested during the year ended December 31, 2006 and during the two month period ended December 31, 2005 was $0.8 million and $0, respectively. For the year ended December 31, 2006 and the two month period ended December 31, 2005, we recognized $1.0 million and $0, respectively, of stock-based compensation expense in general and administrative expenses and $0.5 million and $0, respectively, of tax benefits related to stock options granted under the 2005 Plan which were subject to SFAS No. 123(R). As of December 31, 2006, there was $3.7 million of unrecognized stock-based compensation expense related to these options. We estimate the future expense related to these options will be $1.2 million in 2007, $1.2 million in 2008, $1.1 million in 2009, and $0.2 million in 2010.

Upon exercise of certain of these options, we have agreed to pay the individual an amount equal to the product of:

•	the difference between (1) the employee’s individual federal tax rate in either the United States or the United Kingdom in effect at the time of exercise, including the employee’s individual Medicare tax obligation for United States option holders only, and (2) the long-term federal capital gains tax rate in either the United States or the United Kingdom in effect at the time of exercise; and

•	the difference between the fair market value of the applicable shares of common stock and the aggregate option price per share for the common stock.

The payment shall be grossed up for applicable federal and state personal income taxes. If the employee resigns or if service terminates for cause, any tax spread payments received within 180 days of termination shall be reimbursed to us. The liability associated with these potential tax-spread payments recorded by us at June 30, 2007, December 31, 2006 and December 31, 2005 is approximately $0.9 million, $0.3 million and $0, respectively and is included in other non-current liabilities. As of June 30, 2007 and December 31, 2006, there was $1.7 million and $0.9 million, respectively, of unrecognized compensation expense related to this liability. The future expense of these unrecognized costs will be revalued as of each reporting date based on the fair value of our stock.

For the year ended December 31, 2006, we recognized $3,027 of stock-based compensation expense related to restricted share grants totaling 10,000 shares. As of December 31, 2006, there was $87,773 of unearned stock-based compensation expense related to the restricted share grants. The future amortization of the unearned stock-based compensation costs will be $36,320 in 2007, $36,320 in 2008, and $15,133 in 2009.

Upon death, disability or termination without cause of an employee option holder, we may elect to repurchase the underlying securities issued under the 2005 Plan at fair market value within two years.

Financial Instruments and Hedging

Derivative financial instruments are used within the normal course of business principally to manage foreign currency exchange rate risk and interest rate risk. These instruments are subject to fluctuations in foreign exchange rates and credit risk. Credit risk is managed through the selection of sound financial institutions as counterparties. We do not hold or issue derivative financial instruments for trading purposes. We recognize the fair value of our derivatives as either assets or liabilities in the balance sheet. Changes in the fair value of those instruments are reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of the asset or liability hedged or in expected cash flows.

The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value, because of the short-term maturity of those instruments. The carrying value of our debt with variable interest rates approximates the fair value of such debt. The fair value of long-term debt with fixed rates is estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. Based on these analyses, the fair value of our long-term debt does not differ significantly from its carrying value.

Retirement Costs

We account for our defined benefit pension plan and defined contribution plan in accordance with SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. The actuarial models use an attribution approach that generally spreads the financial impact of changes to the plan and actuarial assumptions over the average remaining service lives of the employees in the plan. Changes in liability due to changes in actuarial assumptions such as discount rate, rate of compensation increases and mortality, as well as annual deviations between what was assumed and what was experienced by the plan are treated as gains or losses. Additionally, gains and losses are amortized over the group’s service lifetime. The average remaining service lives of the employee plan is 14 years. The principle underlying the required attribution approach is that employees render service over their average remaining service lives on a relatively consistent basis and, therefore, the accounting for benefits earned under the pension or non-pension postretirement benefits plans should follow the same pattern.

As part of the acquisition of TGL on June 23, 2006, we assumed The Tensar Group Limited Pension Plan in the United Kingdom, which we refer to as the U.K. Pension Plan. The U.K. Pension Plan provides retirement benefit payments for the lives of participating retired employees and their spouses. We determined the funding costs of the U.K. Pension Plan as of the acquisition date using the most recent triennial actuarial valuation. We had an actuarial valuation performed as of June 23, 2006 and as of December 31, 2006 for the purpose of determining the service cost expense for the year ended December 31, 2006. The projected unit credit method is used to determine our pension cost for financial accounting purposes.

All net actuarial gains and losses are amortized over the expected average remaining service life of the employees. The costs and obligations of pension and other postretirement benefits are calculated based on assumptions including the long-term rate of return on pension assets, discount rates for pension and other postretirement benefit obligations, expected service period, salary increases, retirement ages of employees and healthcare cost trend rates. These assumptions bear the risk of change as they require significant judgment, and they have inherent uncertainties that management may not be able to control. The two most significant assumptions used to calculate the obligations in respect of the net employee benefit plans are the discount rates for pension and other postretirement benefits and the expected return on assets. To develop the expected long-term rate of return on assets assumption, we consider the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the actual asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This process resulted in the selection of the 7.32% assumption for the fiscal period from June 23, 2006 to December 31, 2006.

As of December 31, 2006, an increase in the discount rate of 1%, assuming inflation remains unchanged, would result in a decrease of $11.9 million in the pension and other postretirement obligations and in a decrease of $0.3 million in the net periodic benefit cost. A decrease in the discount rate of 1% as of December 31, 2006, assuming inflation remains unchanged, would result in an increase of $15.3 million in the pension and other postretirement obligations and in an increase of $0.3 million in the net periodic benefit cost. The calculation of the estimate of the expected return on assets is described in Note 17 to our consolidated financial statements. The expected return on plan assets was 7.3% for 2006. The expected return on assets is a long-term assumption, and its accuracy can only be measured over a long period based on past experience. A variation in the expected return on assets by 1% as of December 31, 2006 would result in a variation of approximately $0.7 million in the net periodic benefit cost.

Effective January 1, 2007, we established a Supplemental Executive Retirement Plan (SERP or the Plan) for certain key executive officers. This Plan is intended to constitute a nonqualified deferred compensation plan which, in accordance with applicable Employee Retirement Income Security Act (ERISA) sections, is designed to provide a means to attract and retain key executive officers in our essential management positions. The Plan is also intended to comply with Section 409(A) of the Internal Revenue Code of 1986. The Plan provides for compensation in the form of supplemental retirement income in amounts reasonably related to the compensation and service of executive officers in key high level positions. The SERP gives the executive officers an incentive, in terms of economic security, which is comparable to that offered by other prospective employers who are or may be in the future competing for their services. As of the date of the adoption of the plan, there were five executives approved to participate in our SERP. We funded $1.1 million at the date of the establishment of the Plan.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. It is effective for us beginning in 2008. We are currently in the process of determining the effect that the adoption of this statement will have on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Although we are required to adopt this guidance on January 1, 2008, we have not completed our evaluation of its impact.

Internal Control Over Financial Reporting

In connection with their audit of our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm identified two material weaknesses in the design and operation of certain internal controls over financial reporting. The detail and nature of these material weaknesses are as follows:

•	Accounting and finance resources. We did not have a sufficient complement of personnel in TGL with an appropriate level of accounting knowledge, experience and training in financial controls, the application of generally accepted accounting principles, and a general understanding of reporting requirements for SEC registrants commensurate with our financial reporting requirements. This control deficiency resulted in audit adjustments to several significant accounts in our 2006 annual consolidated financial statements.

•	Period-end close and financial reporting. We did not maintain effective controls over certain period-end financial close and reporting processes. Specifically, effective controls were not in place to promote the preparation and review of the year end consolidated financial statements. These deficiencies include the failure to follow an effective financial close and consolidation schedule incorporating comprehensive corporate review processes. These deficiencies were exacerbated by the implementation of a new consolidated system, as well as the integration of our acquisition of TGL during 2006. In addition, we did not maintain effective controls over the year-end close process with respect to non-recurring and/or complex matters such as accounting for costs incurred in debt modification and the amortization of those costs, purchase accounting for acquisitions and the calculation of income taxes. Additionally, the maintenance of a proper cut-off of purchasing activities was noted as an area where deficiencies existed. This control deficiency resulted in audit adjustments to several significant accounts in our 2006 annual consolidated financial statements and the interim consolidated financial statements for each of the 2006 and 2007 quarters.

In connection with our remediation efforts, we have recently hired a group controller for the international operations and an internal audit director and intend to hire additional key accounting and finance professionals. In addition, we have contracted with outside consulting resources in the form of SEC and tax advisory services. We also engaged a national accounting firm specializing in internal auditing and Sarbanes-Oxley Section 404 compliance services, to assist us with the design and remediation efforts. In addition, we implemented a number of new financial reporting controls in January 2007, which included monthly reconciliation of all key accounts, additional controller reviews of the reconciliations and implementation of rigorous month end cut-off procedures to ensure appropriate accruals, as well as a detailed close and quarterly disclosure checklist process, to ensure completeness and accuracy of the financial reporting process. We also implemented a major accounting system in the fourth quarter of 2006 that impacted our year end financial close process. We will implement a policy that prohibits major financial systems implementations in the fourth quarter of future periods.

Efforts to continue to remediate our material weaknesses related to control deficiencies in our period-end close and financial reporting processes remain ongoing. A period of time will be required to completely implement these steps, document and test their operational effectiveness and provide evidence of their effectiveness. We believe that we are making significant progress with respect to maintaining effective controls over the above-mentioned period-end financial close and reporting processes; however, we cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Accordingly, material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting for purposes of our reporting requirements under the Securities Exchange act of 1934 or Section 404 of the Sarbanes-Oxley Act of 2002 after this offering. The existence of one or more material weaknesses precludes a conclusion that we maintain effective internal control over financial reporting. Such conclusions would be required to be disclosed in our future Annual Reports on Form 10-K, which could adversely affect market perception of our financial condition, the trading price of our stock and customer perception of our business. In addition, any such material weakness may impact the accuracy and timing of our financial reporting and the reliability of our internal control over financial reporting.

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting as of December 31, 2006 and June 30, 2007 in accordance with the provisions of the Sarbanes-Oxley Act of 2002. Had we and our independent registered public accounting firm performed a evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002, additional control deficiencies may have been identified by management or our independent registered public accounting firm and those control deficiencies could have also represented one or more material weaknesses.

BUSINESS

Our Company

We are a leading global developer and manufacturer of proprietary, highly engineered, non-traditional site-development solutions for infrastructure end-markets, including transportation, commercial and industrial construction. We provide our customers with an integrated suite of innovative products, technologies and application expertise for a wide variety of end uses, including high performance roadways, earth retention structures, building foundations and erosion and sediment control. Relative to traditional construction materials and practices, our technology-based alternatives save time, extend asset life cycles, reduce costs and minimize environmental impact. In 2006, the addressable U.S. infrastructure end-markets for our site development solutions were approximately $2.6 billion. We believe we have leading market positions in each of these end-markets. Many of these leading positions are supported by our worldwide portfolio of approximately 150 patents.

We serve markets in North America, South America, Europe, the Middle East, Africa and Asia with 2006 sales in approximately 70 countries and have four manufacturing facilities on three continents. We serve these markets through a group of over 120 business development personnel located in 14 countries, who are supported by our network of more than 300 independent trained company representatives, distributors and licensees in approximately 70 countries.

For the six months ended June 30, 2007, our net sales into the Americas, the United Kingdom and Europe, the Middle East and Africa, and Asia Pacific were 70%, 28%, 1% and 1%, respectively.

During the year ended December 31, 2006, we generated consolidated net sales of $175.8 million, incurred a net loss of $7.4 million and generated EBITDA of $44.6 million. Pro forma for our acquisition of TGL, we generated net sales of $206.1 million, incurred a net loss from continuing operations of $12.2 million and generated EBITDA of $48.5 million for the year ended December 31, 2006. During the six months ended June 30, 2007, we generated consolidated net sales of $108.3 million, incurred a net loss of $5.9 million and generated EBITDA of $24.1 million. See “Summary Historical and Pro Forma Consolidated Financial and Other Data” for additional detail.

Our Reportable Segments

Our operations are organized into three reportable segments based on the end-markets we serve: Earth Reinforcement Solutions, Environmental Site Solutions and Foundation Improvement Solutions. For additional information, see Note 19 to our consolidated financial statements.

Earth Reinforcement Solutions (ERS)

ERS, our largest reportable segment, develops and manufactures innovative products that are used for earth reinforcement in transportation, commercial and industrial construction. Our principal ERS products are structural geogrids, which are highly-engineered polymer grids primarily used to reinforce the aggregate layer under roadways and building foundations, stabilize soft soil and construct steep slopes and retaining walls that create additional land for site development. Our products are also used in landfill expansion, mining and marine erosion control applications. ERS products lower installation costs by reducing the need for traditional construction materials such as aggregate and steel, allowing the use of lower cost construction materials and increasing the speed of construction relative to traditional alternatives. Our products also lower life-cycle costs by extending the life of roadways and other transportation infrastructure. TGL was the original inventor of the structural geogrid, which we launched in 1981, and we continue to lead the innovation of new geogrid products, manufacturing methods and engineering solutions.

ERS is a global market leader in the non-traditional earth reinforcement solution market, which is a sector of the overall roadway foundation and earth retention market. In 2006, ERS had an approximate 5.8% share of the overall U.S. roadway foundation and earth retention market according to Freedonia Custom Research. For the year ended December 31, 2006, ERS generated net sales of $123.9 million, which represented 70.5% of our consolidated net sales during that period, which included the results of our acquisition of TGL on June 23, 2006.

Environmental Site Solutions (ESS)

ESS develops and manufactures products used to provide erosion and sediment control and promote vegetation growth after construction. Our principal rolled erosion control products include short and extended-term degradable erosion control blankets and permanent composite turf reinforcement mats. Our erosion control blankets offer soil protection that is more effective and environmentally sensitive than traditional alternatives. Our composite turf reinforcement mats provide erosion control and long-term reinforcement for vegetation on steep slopes and areas subject to high velocity water flow, such as streams and channels. We believe our solutions are safer, faster and more cost-effective than traditional materials such as rock riprap and concrete. In addition, ESS is a leading supplier and manufacturer of lightweight oriented polymer net, which is the reinforcement component used in almost every rolled erosion control product on the market today. As the only U.S. provider of rolled erosion control products able to manufacture lightweight oriented net, we believe we are able to offer competitively priced erosion control products more profitably than our competitors. In June 2007, ESS also introduced in North America a cotton fiber-based mulch product that is sprayed on to adhere to and form a protective web over the soil, including soil in areas with steep slopes. These high performance natural mulches also include a proprietary blend of polymers and other materials to provide erosion control and add vital plant nutrients to the soil to promote quick, healthy plant establishment.

ESS is a leader in the rolled erosion control products market, which is a sector of the overall erosion control market. In 2006, ESS had an approximate 6.0% share of the overall U.S. erosion control market according to Freedonia Custom Research. For the year ended December 31, 2006, ESS generated net sales of $35.9 million, which represented 20.4% of our consolidated net sales during that period.

Foundation Improvement Solutions (FIS)

FIS is a licensor of proprietary foundation support technologies used in the construction of new structures on sites with weak or soft soil conditions to its licensed installers in North and South America. FIS’s technologies, which are based on proprietary methods of constructing intermediate-depth aggregate pier foundation systems, offer cost-effective and time saving alternatives to traditional steel and concrete pile foundations. FIS also provides design support services to its licensees. FIS’s technologies are principally used for commercial, industrial and, more recently, alternative energy site-development applications.

Having invented the category, FIS is a North American market leader for intermediate-depth, aggregate-based foundation support technologies, which is a sector of the overall foundation improvement market. In 2006, FIS had an approximate 7.2% share of the overall U.S. foundation improvement market according to Freedonia Custom Research. For the year ended December 31, 2006, FIS generated net sales of $16.0 million, which represented 9.1% of our consolidated net sales during that period.

The following chart shows the breakdown of our consolidated net sales to external customers by segment for the year ended December 31, 2006 and the six months ended June 30, 2007:

Net Sales By Segment

Year Ended December 31, 2006	Six Months Ended June 30, 2007

Market Opportunity

According to Freedonia Custom Research, the addressable U.S. infrastructure end-markets for our site development solutions in 2006 were estimated to be approximately $2.6 billion and are expected to grow at an 8.6% compound annual growth rate to approximately $3.9 billion by 2011. According to the report, including our 58% market share in non-traditional solutions, 10.9% of the U.S. market in which we compete was comprised of non-traditional construction solutions in 2006, compared to 6.9% in 2001. The time savings, superior performance and lower cost of non-traditional solutions are expected to drive further substitution of traditional materials. For example, in typical roadway construction, we believe the use of ERS technology significantly lowers the per-mile cost of road construction by reducing the cost of the aggregate section by up to 31.5%. We estimate that ERS technologies can also reduce life-cycle costs associated with conventional roadways by approximately 20%. As a result of the value proposition of non-traditional products, Freedonia Custom Research estimates that overall penetration of the addressable U.S. markets will increase to 17.9% by 2011.

We believe the following industry trends will positively impact demand for our products and services:

•	Increased Demand and Funding for Infrastructure Projects. Our business will benefit from growth in domestic and international infrastructure markets. Global Insight projects an 8.0% annual growth rate in global infrastructure spending from 2005 to 2010 and a 6.7% annual growth rate in the United States over the same period. We expect the transportation sector of the infrastructure market will drive a significant portion of this growth. According to the U.S. Census Bureau News published by the U.S. Department of Commerce in January 2007, U.S. highway and street construction spending in 2006 was approximately $75 billion, an increase of approximately $10 billion over spending in 2005. Recent growth in the U.S. transportation market is partly attributable to the current federal-aid highway bill, Safe, Accountable, Flexible and Efficient Transportation Equity Act-A Legacy for Users (SAFETEA-LU). The legislation was enacted in August 2005 and provides $286.4 billion in guaranteed funding for federal highway, transit and safety programs through 2009, and an increase of 30% over the previous legislation. The need for increased spending is in part driven by meaningful growth in weightloads on highways. According to the Federal Highway Administration, the average daily weightload on urban highways increased by over 50% from 1995 to 2005, and the average daily load carried on rural highways in 2006 was approximately 6.5 times the average load carried in 1970. In addition, a trend toward privatization of highways and increased use of toll roads, public-private partnerships, design-build-operate-and-maintain contracts and other alternative financing strategies may provide long-term funding for transportation projects to supplement federal aid and other public transportation spending. We expect that these new sources of funding will contribute to infrastructure market growth. We also believe that non-traditional, value-enhancing solutions such as ours should benefit from the increased cost-sensitivity associated with private transportation investments.

International infrastructure spending is also rising as certain regions, including China, India, Russia and Eastern Europe develop the infrastructure necessary to support increased industrialization. According to Global Insight, the 2005 to 2010 compound annual growth rates for infrastructure spending in China, India, Russia and Eastern Europe are projected to be 15.4%, 9.4%, 14.3% and 12.7%, respectively.

•	Increased Environmental Regulation and Enforcement. The Environmental Protection Agency’s National Pollutant Discharge Elimination System (NPDES) storm water discharge regulations have significantly increased demand in the sector of the site-development market served by our ESS segment. Phase II of the legislation, which became effective in March 2003, requires that all construction sites greater than one acre develop and implement a site-specific erosion and sediment control plan. Greater enforcement of this legislation, including significant financial penalties levied against violators, makes erosion control products an essential component of almost all construction projects in the United States. Further, environmental guidelines that limit the use of chemical stabilization of soft soils, regulate the disturbance of contaminated soils and control the opening of new aggregate quarries drive demand for non-traditional solutions, such as those provided by ERS.

•	Rising Costs of Traditional Construction Materials and Practices. According to The American Road and Transportation Builders Association, from 2004 through 2006, prices for ready mix concrete, sand and gravel, and iron and steel increased 30%, 21% and 42%, respectively. These price increases contributed to a 31% rise in overall highway construction costs from 2004 through 2006, putting severe pressure on highway department budgets and spending. Moreover, the U.S. Geological Survey notes that the crushed stone and construction sand and gravel industries continue to be concerned with environmental, health, and safety regulations and this trend, combined with local zoning regulations that discourage new quarries, is expected to result in continued shortages of these materials in industrialized and urban areas. As a consequence of this, the U.S. Geological Survey reports that crushed stone aggregate prices in the United States have increased from $5.71 per metric ton in 2002 to $7.76 per metric ton in 2006. We also believe that rising energy prices together with a trend toward relocating quarries farther away from populated areas due to land value pressures and environmental concerns have significantly increased the cost of transporting relatively heavy traditional materials over longer distances. These dynamics make non-traditional products, such as our ERS and ESS products, which reduce the need for traditional materials, increasingly attractive.

•	Increasing Scarcity of Easily Developable Land. We believe the rate of land development is beginning to strain development capacity in and around higher population density regions. As land values and population densities continue to increase, maximizing the availability of developable land at acceptable developmental costs is becoming more difficult without technology-driven site solutions such as ours. We anticipate that this trend will lead to the increased use of new construction methodologies that optimize and maximize land usage, including many of our ERS and FIS solutions.

Competitive Strengths

We enjoy a number of important competitive strengths that we believe drive our success and differentiate us from our competitors, including:

Market Leadership in Attractive End-Markets

We believe we are a global leader in the markets in which we compete. We have an extensive international presence with a group of over 120 business development personnel located in 14 countries. These internal resources are further supplemented by more than 300 independent trained company representatives, distributors and licensees in approximately 70 countries. According to Freedonia Custom Research, our U.S. market shares range from 5.8% to 7.2% across all of our reportable segments. Additionally, our products enjoy favorable transportation agency specifications in a number of countries. We have sales in all states in the United States, and our products hold favorable transportation agency specifications in 35 states. Internationally, our products are favorably positioned within the highly influential British Standards and with a number of transportation agencies, including the U.K. Network Rail System and the Serbian National Railways. Even with these advantageous specifications, our addressable end-markets are under penetrated by non-traditional products. We view this under penetration as an opportunity that will enable us to grow our sales even in the event of a future slowdown in the overall infrastructure market. For example, while the value of construction starts for highways in the United States grew by a compound annual growth rate of 3% from 2001 to 2006 according to McGraw-Hill Construction, net sales of our biaxial geogrid products to end-customers for use in roadway applications grew by a compound annual growth rate of 21% during the same period.

Comprehensive Product Solutions Offer Compelling Value Proposition

We offer an integrated suite of products, technologies and application expertise for a wide variety of infrastructure applications, such as high performance roadways, earth retention structures, building foundations and erosion and sediment control. We have created a platform that offers “Everything from the Ground Down” soil stabilization solutions that span across our three reportable segments, which we believe enhances the attractiveness of our individual product lines and provides meaningful cross-selling opportunities. Our solutions are based on technologies that are backed by extensive research, development and independent third party testing, which is an important consideration in, and provides a tangible basis for, approval by engineers for critical structural applications. Our in-house technical sales and engineering team complements our product lines by helping customers evaluate their site-development requirements and providing, on a contract basis at the customer’s election, engineering solutions specifically tailored to meet individual project needs.

Our technology-driven products and services are more attractive to our end-customers than traditional alternatives based on our value proposition of “faster, better, cheaper.” Our products, technologies and application expertise create these benefits by:

•	reducing construction material costs by minimizing the amount of aggregate, rock riprap, concrete and steel required in construction projects;

•	increasing structural performance and reliability relative to traditional site-development solutions;

•	shortening project development time;

•	expanding the amount of usable land for site development while reducing developmental costs; and

•	extending the life-cycle of transportation roadway infrastructure.

We believe these factors make our products desirable, cost effective components for the site development construction of transportation, commercial and industrial projects. Consequently, our share of our total addressable markets for site development solutions in the United States has increased from 3.0% in 2001 to 6.5% in 2006, and we expect our market share to continue to grow.

Technology-Driven Company with a History of New Product and Application Development and Commercialization

We are a leading innovator of site development solutions in the markets we serve with a portfolio of approximately 150 patents worldwide and in-house engineering resources focused on continuing technological advancement. We believe our focus on innovation and continuous improvement of our products is inherent in our culture and is supported by approximately 120 engineers, of whom approximately 45 hold advanced degrees. In 2007, ERS introduced the next generation of our geogrid technology in the United Kingdom, ESS introduced a new line of high-performance, hydraulically-applied cotton fiber erosion control products and FIS began the introduction of a new foundation technology for use in softer soils. In addition, we invested approximately $0.7 million in our new research and development technical center at our Blackburn, United Kingdom manufacturing facility during 2006, which contains sophisticated environmental testing chambers, a developmental laboratory for the assessment of new geogrid products and processes and a trafficking facility to further evaluate the interaction of our geogrid products with aggregate base materials.

Long-Standing Distributor Relationships with Diversified End-Customer Base

Over the last 26 years, we have developed an extensive global distribution network across all of our product lines comprised of 189 U.S. distributors and licensees, and 115 international distributors and licensees. We also maintain direct sales locations in 14 countries and 120 direct sales personnel. In 2006, our top ten distributors and licensees generated 49% of our consolidated net sales (our largest distributor generated 27% of our consolidated net sales). We have had relationships with these top ten distributors and licensees for an average of over ten years. On June 23, 2006, we acquired TGL based in the United Kingdom, which expanded our international market presence to cover 54 new countries and grew our international distribution network with 70 new distributors. As the developer of most of the technologies that we sell, we and TGL have been able to select leading distributors in nearly every region in which we compete. Many of our distributors and licensees are established local and regional businesses, with strong relationships with local contractors and engineers. Our sales and engineering experts continually train these distributors and licensees, resulting in a distribution base with extensive knowledge of our products and experience in effectively selling in local markets. These factors help us to maintain and continue to penetrate existing end-customers and attract new end-customers.

Across our reportable segments, we service a diverse international end-customer base, including the U.S. Department of Transportation and most state and national transportation agencies, the U.S. Army Corps of Engineers, and private sector companies, such as energy companies, national retailers and home improvement centers.

Efficient, Scalable, Global Manufacturing

Our highly-advanced low labor content manufacturing process, which we have continually refined and improved over the last two decades, provides us with a significant competitive advantage. We manufacture our products in four facilities on three continents strategically located to allow quick delivery and minimize transportation costs. Our equipment, manufacturing expertise and highly automated processes provide us with the manufacturing flexibility to efficiently meet global demand for our products. Our output pounds have increased at our Morrow, Georgia manufacturing facility by 46% from 2002 through 2006, while conversion costs at our Morrow, Georgia manufacturing facility have been reduced by 19% in the same period. As a result of strong demand for our products, we launched our production facility in China in 2005 at a cost of $24.3 million, and we expanded our Morrow, Georgia manufacturing facility in 2007 at a cost of $16.6 million. We believe these new facilities will support our current growth expectations for the next several years, provide us with flexibility to redirect manufacturing capacity in periods of shifting demand for our products and meaningfully reduce our per unit costs as we continue to increase production.

Experienced Management Team

Our executive officers include nine individuals with significant industry experience. Our chief executive officer and three segment presidents have an average tenure of over 14 years at Tensar. Additionally, our chief executive officer, Philip D. Egan, has worked at Tensar for 18 years and in the industry for over 30 years. The team has successfully driven growth by developing and marketing new site-development solutions, as well as targeting and integrating strategic acquisitions.

Our Growth Strategy

Our strategy is focused on maintaining our market leadership while growing net sales, increasing market penetration and enhancing profitability. The following are key elements of our strategy:

Continue to Increase Market Penetration and Drive Demand in Existing Markets

The unpenetrated portion of our market, estimated at $2.3 billion in the United States, presents a sizable opportunity for us. We intend to continue to strategically penetrate existing domestic and international markets by educating contractors, civil engineers, government agencies, industry consultants and other key customers and decision-makers on the time and cost savings and superior performance that our full suite of site solutions delivers. The goal of these educational efforts is the issuance of favorable specifications for and increased awareness of our products. For example, through our educational efforts, the FIS group convinced the owner, engineer and contractor of an office building in Tampa, Florida of the technical merits of FIS’s alternative foundation solution and the significant cost and time savings. After Rammed Aggregate Pier® elements were installed over the course of seven working days, the contractor stated that the FIS solution was 25% cheaper than the conventional solution and faster to install. We will continue to drive demand for our products by maintaining, developing and promoting favorable specifications from transportation agencies and other site development engineers in order to achieve preferred positions in site development projects. We plan to leverage our extensive selling resources to promote this education effort and plan to continue our extensive training of our sales force and distributors in order to better communicate the advantages of our products to end-users while also maximizing cross-selling opportunities.

Target Emerging International Markets

We intend to invest additional resources in new and emerging markets where we believe there are significant opportunities for us to grow our business. For example, since our acquisition of TGL in June 2006, we have added Saudi Arabia as a new market covered by our sales force and added sales representatives in Spain, Germany and Russia. Through our targeted education efforts and strategic deployment of selling resources, we plan to engage to key constituents in new and emerging markets to convey our compelling value proposition of non-traditional solutions.

Leverage Our Position as a “One-Stop-Shop” For Site Solutions

Our goal is to have a Tensar solution on every earthwork site-development project. We have created our “Everything from the Ground Down” strategic platform, which we believe enhances the attractiveness of our individual product lines and provides meaningful cross-selling opportunities across our three reportable segments. Our integrated suite of innovative earthwork products, technologies and application expertise available on a contract basis provides our customers with a “one-stop-shop” for site solutions, and we believe this competitive advantage, when combined with our products’ value-proposition and proven long-term performance, will continue to create loyal, repeat customers. In order to continuously better serve our customers, we intend to supplement our platform with new solutions that are developed in-house, exclusively licensed or acquired.

Focus on New and Proprietary Products

Throughout our history, we have consistently developed new products and improved the performance of our product portfolio. For example, over the last 20 years, we have introduced five improvements to one of our primary ERS geogrid products, the uniaxial geogrid, which successfully increased strength and lowered costs. Additionally, in May 2007, we introduced triaxial geogrid, the next generation of our geogrid technology in the United Kingdom, which we believe provides our customers with superior performance characteristics for high-performance roadway applications and additional cost savings and significantly improved production efficiency and gross profit margins to our business. We anticipate that this newest structural geogrid product, supported by patents extending through 2023, will strengthen our position in the marketplace worldwide. In June 2007, ESS launched a new line of high-performance, hydraulically-applied cotton fiber erosion control products in North America developed by Mulch & Seed Innovations Inc. in cooperation with Cotton Incorporated and the U.S. Department of Agriculture and licensed by Mulch & Seed Innovations Inc. to ESS in North America on an exclusive basis. We also plan to implement strategic market development programs that we believe will lead to continued acceptance of two new FIS technologies we introduced in 2006 and 2007. Based on these and other previous successes, we believe we will be able to continue to improve our core technologies and pursue additional innovations.

We have consistently funded research and development initiatives that have led to new product and application technologies. Later in 2007, we plan to launch a new initiative based on work conducted at University of Illinois at Urbana-Champaign, an institution recognized internationally for its roadway research and development. We believe this initiative will lead to the accelerated commercialization of base reinforcement applications for our products with substantial long-term growth potential. We have also participated in research and development conducted by outside sources, such as transportation agencies, that have conclusively demonstrated to the satisfaction of our customers, the technology basis of our products and applications while also quantifying the value of our solutions.

Continue to Drive Efficiency at Manufacturing Facilities

We have consistently demonstrated our ability to improve our manufacturing efficiency, which increases our available capacity and reduces manufacturing costs. For example, for the five year period starting in 2002 and ending in 2006, we reduced our geogrid manufacturing conversion costs at our Morrow, Georgia manufacturing facility by 19%. Our four production facilities share best-practices to maximize manufacturing efficiency and utilization while maintaining or improving quality standards. For example, we leveraged our U.S. manufacturing expertise to increase biaxial geogrid throughputs by approximately 12% at our newly acquired U.K. facility that we acquired in the TGL transaction without increasing labor or overhead costs. We plan to invest approximately $3.5 million in 2007 to upgrade our manufacturing facilities outside the United States to further incorporate our proprietary manufacturing technologies and systems, which we expect will result in additional reductions in manufacturing costs in 2008. Additionally, as part of our strategy to accommodate rapid growth and increase efficiency, we recently added a new production line at our Morrow, Georgia manufacturing facility. This new production line incorporates state-of-the-art process and equipment improvements, which we believe will result in rapid payback and significantly improved return on invested capital.

Selectively Pursue Acquisition Opportunities

We will seek to continue to identify highly profitable, high-growth acquisition targets that serve similar or complementary markets to enhance our leading market positions, broaden the suite of solutions that we offer our customers, expand our cross-selling opportunities and increase the portfolio of our distributors, thereby further enhancing our business relationships with existing distributors and licensees. Our management team has an established track record of successfully identifying, completing and integrating acquisitions that have extended our technology platform and geographic footprint. For example, in 2006, we acquired TGL, which expanded our international market presence to cover 54 new countries, grew our distribution network by adding 70 new distributors, and increased our manufacturing capacity through the addition of our U.K. and China production facilities.

Products and Technologies

Earth Reinforcement Solutions (ERS)

ERS, our largest reportable segment, develops and manufactures innovative products that are used in transportation, commercial and industrial construction. Our principal ERS products are structural geogrids, which are highly-engineered polymer grids primarily used to reinforce the aggregate layer under roadways and building foundations, stabilize soft soil and construct steep slopes and retaining walls that create additional land for site development. We have developed three types of geogrids: uniaxial, biaxial and triaxial.

Uniaxial Geogrids.  Uniaxial geogrids are structural geogrids with oblong apertures manufactured from high density polyethylene that are developed to have load bearing strength in one direction and are particularly well suited to demanding structural applications in which sustained loads will be experienced in one direction, such as retaining walls. For example, in the Mesa® Retaining Wall System, uniaxial geogrid is attached to a specially-shaped concrete block using a proprietary fiberglass reinforced connector. As the wall is constructed vertically, the geogrid is laid out horizontally behind the wall face and is buried in compacted soil to anchor the material. Unlike traditional retaining walls, such as those made from poured concrete that rely on the mass of the wall to hold back the soil, our retaining wall systems provide a more technically efficient solution that is faster and cheaper to install and require significantly less concrete, steel and other materials. The Mesa Retaining Wall System on a given project is designed and installed by third parties, although our engineering department can provide on a contract basis, at the customer’s election, stamped design drawings for construction.

Biaxial and Triaxial Geogrids.  Biaxial geogrids are structural geogrids with square or rectangular apertures and triaxial geogrids are structural geogrids with triangular apertures. Biaxial and triaxial geogrids are manufactured from polypropylene and are developed to have load bearing strength, in the case of biaxial geogrids, in two directions and, in the case of triaxial geogrids, in three directions. Biaxial and triaxial geogrids are particularly well suited to demanding structural applications in which periodic (but not sustained) radial loads will be generated, for instance, in the aggregate layer under a roadway as a vehicle passes. In a typical roadway application, before aggregate is spread to form the foundation for the road, the geogrid is rolled out and covered with the aggregate, and asphalt or concrete pavement is placed on top to finish the roadway. Our triaxial geogrids were introduced in the United Kingdom in May 2007. We believe triaxial geogrids offer superior performance in multi-directional stiffness and aggregate confinement, which enables better radial load resistance, resulting in a reduction in aggregate base thickness and improvement in resistance to rutting. We believe triaxial geogrids also have the potential to achieve cost-in-use savings for us and our end-customers.

Environmental Site Solutions (ESS)

ESS develops and manufactures products used to provide erosion and sediment control and promote vegetation growth after construction. ESS’s principal products are degradable erosion control blankets, permanent composite turf reinforcement mats, hydraulically applied high-performance cotton fiber mulches and lightweight oriented net.

Degradable erosion control blankets.  Degradable erosion control blankets are made using a combination of straw, coconut, and/or polypropylene fibers stitched to one or two polypropylene lightweight oriented nets that, when laid on the ground, provide short to long-term erosion protection while also enhancing vegetation establishment on moderate slopes, low velocity water flow channels and streams where conventional wood-based hydromulches often fail.

Permanent composite turf reinforcement mats.  Permanent composite turf reinforcement mats consist of either 100% synthetic components or a composite of synthetic and natural materials stitched to multiple layers of lightweight oriented net that, when applied to the ground, prevent erosion and allow vegetation to be used rather than concrete or stone riprap lining systems in areas subject to high water flow velocities, such as streams and channels.

Hydraulically applied high-performance cotton fiber mulches.  We hold an exclusive license in North America for our cotton fiber-based mulch product, which is sprayed-on to adhere to and form a protective web over the soil, including soil in areas with steep slopes. These high performance natural mulches utilize a cotton fiber based mulch medium and a proprietary blend of materials to provide erosion control. They also add vital plant nutrients to the soil to promote quick, healthy plant establishment. Our first hydraulically-applied high-performance cotton fiber mulches were introduced in June 2007.

Lightweight oriented net.  Lightweight oriented polymer net manufactured from polypropylene resin is the reinforcement component used in almost every rolled erosion control product on the market today. Lightweight oriented net manufactured by us is used principally in erosion control products produced by us, and is also used by other erosion control product manufacturers. In addition, a portion of the lightweight oriented net manufactured by us is used as a component in various other products, such as carpet backing, bedding and furniture.

Foundation Improvement Solutions (FIS)

FIS is a licensor of proprietary foundation support technologies used in the construction of new structures on sites with weak or soft soil conditions to its licensed installers in North and South America. FIS’s technologies are based on proprietary methods of constructing intermediate-depth, aggregate-pier foundation systems. FIS’s principal products are Rammed Aggregate Pier elements.

Rammed Aggregate Piers.  Rammed Aggregate Pier® elements are an efficient and cost effective foundation support solution for structures in settlement prone areas. A conventional foundation structure consists of a deep concrete or steel pile system beneath the structure. As an alternative, Rammed Aggregate Pier elements are constructed by densely compacting successive thin lifts of high quality crushed rock in a 2 to 3 foot cavity of varying depth using a proprietary method and equipment. The use of Rammed Aggregate Pier elements results in shorter construction times and less disruption to the construction site and neighboring areas than conventional piling systems. Additionally, the vertical ramming action increases the lateral stress and thereby improves the soils surrounding the cavity, which results in improved foundation settlement control and greater bearing pressures for design.

Sales, Distribution and Licensing

We have a significant sales distribution network across our ERS and ESS product lines comprised of 150 U.S. distributors, 101 international distributors, direct sales locations in 14 countries and 120 direct sales personnel. We also have 67 licensees of our ERS Mesa Retaining Wall System and FIS proprietary technologies. In 2006, our top ten distributors and licensees generated 48.6% of our consolidated net sales (our largest distributor generated 27.0% of our consolidated net sales) and have worked with us an average of 12 years. On June 23, 2006, we acquired TGL based in the United Kingdom and its extensive international distribution network. Many of our distributors and licensees, who have strong local relationships with contractors and engineers, have had a business relationship with us for over 10 years. Our sales and engineering experts continually train these distributors and licensees, resulting in a distribution base with extensive knowledge of our products and experience in effectively selling them and, in many instances, providing their own engineering and installation services, into local markets. These factors help us to maintain and continue to penetrate existing customers and to attract new customers.

Our distribution agreements provide for exclusive and non-exclusive distribution rights for our ERS and ESS products in specific geographic areas. Our distribution agreements generally prohibit a distributor from marketing or selling competitive products in the specified markets for the duration of the agreement and for a period of time thereafter (generally six to eighteen months). Both we and the distributor can generally terminate these distribution agreements without cause with twelve months written notice (with respect to Contech) and 30 to 90 days advance written notice (with respect to other distributors).

To assure easy availability of our customized ERS and ESS solutions and products, we operate manufacturing facilities in the United States, the United Kingdom and China that source to more than 260 stocking distributors and dealers worldwide. In 2006, our products and solutions were provided in approximately 70 countries worldwide.

We license our proprietary FIS foundation support technologies to installers in North and South America. In accordance with our agreements with them, these licensees pay us a licensing fee equal to a percentage of the price our licensees charge to install the system. In addition, we license the intellectual property used in connection with our Mesa Retaining Wall System, sold by our ERS segment. Licensees of the Mesa Retaining Wall System pay us a royalty based on the total square footage of the retaining wall constructed using the system. These systems are generally designed by others although we can provide a design if contractually engaged to do so, and are then constructed by others using our geogrid materials and locally-produced concrete blocks that are manufactured to our specifications.

We have over 120 business development personnel located in 14 countries: the United States, Canada, the United Kingdom, Germany, France, Poland, Netherlands, Czech Republic, Russia, China, the United Arab Emirates, Malaysia, Indonesia and Australia. These locations are further supplemented by more than 300 independent trained company representatives, distributors and licensees in approximately 70 countries.

Customers

Contech Construction Products, Inc. (Contech) is the principal ERS distributor in the United States of our biaxial geogrids used primarily in roadway applications. Contech accounted for 51%, 51% and 39% of ERS net sales in the years ended December 31, 2004, 2005 and 2006 and 7% of the ERS’s consolidated accounts receivable at December 31, 2006. The loss of Contech’s account could adversely affect ERS’s profitability. ERS’s other customers include construction material supply companies, concrete block manufacturers and contractors.

Ero-Tex Ltd., an erosion and sediment solution provider accounted for 7%, 15% and 17% of ESS net sales in the years ended December 31, 2004, 2005 and 2006 and 12% of the ESS’s consolidated accounts receivable at December 31, 2006. The loss of Ero-Tex’s account could adversely affect ESS’s profitability. ESS’s other customers include material supply companies and landscape contractors.

Peterson Contractors, Inc. and its affiliates (Peterson), FIS’s primary licensee in the United States, accounted for 54%, 63% and 56% of FIS net sales in the years ended December 31, 2004, 2005 and 2006 and 1% of the FIS’s consolidated accounts receivable at December 31, 2006. The loss of our accounts with Peterson could adversely affect FIS’s profitability. FIS’s other customers include contractors and installers throughout North and South America.

We believe each of our relationships with Contech, Ero-tex and Peterson is strong.

Properties

We maintain several properties. The location, use, square footage and any manufactured materials of our manufacturing facilities and headquarters are as follows:

		Owned	Leased	Date
		Square	Square	Lease	Manufactured
Location	Use	Feet	Feet	Expires	Products

Morrow, Georgia	Manufacturing and Office	231,600	—	—	ERS and ESS
Evansville, Indiana	ESS Headquarters	—	5,500	9/24/2009	ESS
Poseyville, Indiana	Manufacturing	—	164,500	9/1/2010	ESS
Blackburn, United Kingdom	Manufacturing and Office	192,711	—	—	ERS
Wuhan, China	Manufacturing and Dormitories	133,358	—	—	ERS
Atlanta, Georgia	Corporate Headquarters	—	4,926	7/15/2012	—
Atlanta, Georgia	ERS U.S. Headquarters	—	16,104	1/31/2012	—
Blackburn, United Kingdom	ERS U.K. Headquarters	—	24,500	8/18/2016	—
Mooresville, North Carolina	FIS Headquarters	—	3,318	4/25/2012	—

Each manufacturing facility comprises manufacturing, warehousing, freight distribution, logistics and engineering as well as certain administrative support functions. We also lease 19 regional sales offices in various locations, including the United States, United Kingdom, Netherlands, France, Germany, Czech Republic, Russia, United Arab Emirates, Malaysia and China.

Manufacturing and Engineering

As described above, we operate four manufacturing facilities. At these facilities, our manufacturing strategies are focused on the development and implementation of sophisticated and highly engineered polymer processing, production of high-performance products, product reliability and quality, short lead-time and customer service. Our products are produced according to manufacturing schedules that ensure maximum availability on a timely basis of popular products for immediate sale. We continually strive to improve productivity and reduce costs by improving our equipment and processes, rationalizing our operations, developing improved control systems that allow for accurate product profit and loss accounting, investing in equipment and information systems and implementing broad-based employee training programs. Furthermore, we believe the low labor content of our products, the result of our sophisticated highly-engineered manufacturing process, provides us with a significant advantage over our competitors, including those manufacturing in China. In addition, we believe the replication of our manufacturing processes would require significant research and development, capital expenditures and manufacturing expertise.

Three of our four manufacturing facilities are utilized in the production of our ERS geogrid products. Geogrids are manufactured through a highly complex process involving the extrusion and stretching of thermoplastics. First, high density polyethylene or polypropylene resin pellets are extruded into continuous sheets. Next, the sheets are precisely punched using punch presses exceeding 100 tons with a specific pattern of holes of various shapes specific to each product. After the punching process, the sheet is moved through a large stretching line where it is heated and subsequently pulled and, thus, oriented in either one direction (uniaxial), two directions (biaxial), or three directions (triaxial). This stretching and orientation process imparts load bearing strength to the products. Finally, as the oriented geogrid emerges, the finished product is rolled on a winder, cut in specified lengths and packaged for delivery.

Our fourth manufacturing facility in Poseyville, Indiana is exclusively used for manufacturing ESS composite products, including short and long-term degradable erosion control blankets and permanent turf reinforcement mats. This facility includes multiple production lines and is located in proximity to key raw materials used in the production of our ESS products. Like our manufacturing facility in Morrow, Georgia, we have updated this facility with numerous proprietary enhancements, which we believe provide strategic differentiation of our products and offer cost and productivity advantages over our competitors. Additionally, lightweight oriented net is produced for our ESS segment at our Morrow, Georgia manufacturing facility and then shipped to Poseyville, Indiana for inclusion in the final ESS products.

We believe that the current capacity levels should permit us to effectively meet our current growth expectations for the next several years. An additional manufacturing line with multi-process capabilities was added to the Morrow, Georgia manufacturing facility as part of an expansion that was completed in the first quarter of 2007 that, among other things, provides us with the flexibility to redirect manufacturing capacity in periods of shifting demand for our products and meaningfully reduce our per unit costs as we continue to increase production. The plants in Blackburn, United Kingdom, Wuhan, China and Poseyville, Indiana also have opportunities for expansion and reconfiguration to increase manufacturing capacity.

Competition

We are a global leader in all of the markets in which we compete. We compete domestically and internationally with other providers of products used in site-development construction, which range from privately held companies to large vertically integrated public companies. We believe our ability to compete depends primarily on superior product performance, continuous introduction of new products, consistent high quality, short lead and delivery time, our ability to offer, at the customer’s request by contract, project design consultation and customized engineering services, continued certification under customer quality assurance programs and favorable product specifications from various government agencies. We also compete with a wide range of traditional construction materials (such as aggregate, rock riprap, and steel and concrete alternatives) and practices in all of our reportable segments.

Raw Materials

The principal raw materials used by us in our geogrid and lightweight oriented net manufacturing processes are select grades of polypropylene, high density polyethylene and other resins, which we purchase from a variety of sources in the United States, the United Kingdom and Asia. We use mostly non-commodity grades of polymers that meet our required quality and performance specifications. The majority of these particular materials are more limited in production by large resin suppliers and therefore more difficult to obtain and somewhat more expensive than commodity grade polymers.

The price of our polymer resins has increased steadily over the past three years at a compound annual growth rate of 14% in the United States. As a result, we increased the selling price of our products and were able to pass most of the raw material price increase through to our customers. See “Risk Factors — We are subject to fluctuations in the cost and availability of raw materials, and increases in these costs or decreases in availability could adversely affect our liquidity and profitability.”

Research and Development

We maintain and fund our own research and development, which leads to new product and application technology development and commercialization. Through such programs and initiatives, we maintain our expertise in chemical and polymer formulation, process engineering, mechanical orientation of polymers, civil and geotechnical engineering, and earth reinforcement, erosion control and foundation improvement technologies. We also participate in research and development conducted by others, such as transportation agencies and research universities, that have defined the performance mechanisms inherent in the use of our products and have demonstrated the value of our solutions. During 2004, 2005 and 2006, research and development expenditures were $0.9 million, $1.0 million and $2.1 million, respectively. As of June 30, 2007, we employed approximately 10 people in various research and development activities. We invested approximately $0.7 million in our new research and development technical center at our Blackburn, United Kingdom manufacturing facility.

We introduced our triaxial geogrid in the United Kingdom in May 2007, which we believe provides superior performance characteristics for high performance roadway applications, additional decreased cost to our end-customers and improved gross profit margins to our business. We anticipate that our newest structural geogrid product will strengthen our position in the marketplace, bolstered by our patents for the technology in various countries worldwide, including the United States, through 2023. In addition, in 2007, we plan to launch a new initiative, based on work conducted at the University of Illinois at Urbana-Champaign, an institution recognized internationally for its roadway research and development. We believe this initiative will lead to the accelerated commercialization of our base reinforcement products with substantial long-term growth potential. We also plan on implementing strategic market development programs that we expect to lead to rapid acceptance of two new FIS technologies introduced in 2006 to complement our base technology in these markets. Finally, ESS launched a new high-performance cotton mulch spray on product in North America in June 2007.

Intellectual Property

We rely heavily on intellectual property that we have developed or have acquired under license or exclusive agreements. Over 60 patents in the United States protect our product, process and application technologies, the last of which expires in 2025. Our most significant patents relate to our geogrid products (including our new triaxial geogrid), our Mesa Retaining Wall System, our permanent composite turf reinforcement products and our Rammed Aggregate Pier technology. As of July 31, 2007, we had 9 pending U.S. patent applications. Additionally, in our principal foreign markets, we have 90 granted patents, 32 pending patent applications and are pursuing additional patent protection. The specifications and rights granted in relation to each patent can vary from jurisdiction to jurisdiction.

Several trademarks and copyrights further protect our market position and marketing materials. Many of our brands are well recognized by our end-customers and are considered valuable assets to our business. Trade secrets and other proprietary information are primarily protected through confidentiality agreements with employees and third parties. We have also developed substantial cumulative experience and expertise in process and application technology and new product development.

Seasonality and Backlog

The majority of our business is conducted in seasonal markets, and our operating results are significantly impacted by seasonal revenue patterns. Our net sales in the first quarter of the calendar year have traditionally been lower than net sales in other quarters of the year. This is primarily due to lower activity levels in infrastructure service and construction markets during the winter months in the northern hemisphere, as colder temperatures and frozen on-site soils generally preclude earthwork construction activities until later in the year. We have a number of relatively fixed expenses associated with current operations and business development, and therefore, operating income varies significantly from quarter to quarter. There are no material backlogs in our business.

International

For a discussion of our international operations, see Note 19 to our consolidated financial statements.

Regulation

We are subject to national, state and local laws and regulations affecting our business, including those promulgated under the Occupational Safety and Health Act (OSHA) and by the Environmental Protection Agency and equivalent legislation in other countries. Our expenditures to date in connection with federal, state and local safety requirements and environmental controls have not been material to our operations. We believe our current operations are in substantial compliance with existing OSHA and other similar national and international standards and environmental regulations.

Employees

As of June 30, 2007, we had approximately 715 full-time employees, with approximately 390 in North America, 100 in China, 175 in the United Kingdom and 50 in the rest of the world. Most of the employees in the United Kingdom are under government labor union contracts, which expire in 2008 with a renewable two year term. We have never experienced a work stoppage in the United States or the United Kingdom. Approximately 120 of our employees are engineers, of whom approximately 45 hold advanced degrees. Skilled labor is necessary for the operation and maintenance of our highly proprietary production machinery. We believe that our employee relationships are good.

Legal Proceedings

We are subject to various claims and legal proceedings arising out of our operations in the ordinary course of business. Such claims may either be asserted against us or by us against others.

We are subject to the U.S. Foreign Corrupt Practices Act (FCPA), which prohibits people or companies subject to United States jurisdiction from engaging in bribery or other prohibited payments to foreign officials for the purposes of obtaining or retaining business or gaining an unfair business advantage. In addition, we are subject to anti-corruption legislation in other jurisdictions in which we and our subsidiaries do business, such as the United Kingdom. We are aware of approximately $45,000 in payments made by foreign TGL subsidiaries to foreign officials in China and the United Arab Emirates subsequent to our June 2006 acquisition of TGL. These payments may have violated the FCPA or other anti-corruption legislation in foreign jurisdictions. Further liabilities may emerge under anti-corruption legislation of foreign jurisdictions for the activities of the foreign TGL subsidiaries prior to the June 2006 acquisition.

In August 2006, while reviewing our internal controls and our legal compliance procedures with TGL’s finance and accounting departments as part of our integration of the TGL business, TGL identified past payments made by its foreign subsidiaries to foreign officials. In response, in January 2007 we engaged independent counsel to conduct an internal investigation of potential FCPA violations. Following the internal investigation, on July 26, 2007, we voluntarily disclosed to the United States Department of Justice (DOJ) the factual information obtained during the investigation, and we met with the DOJ to discuss this matter further on August 28, 2007. DOJ is currently reviewing our findings and conducting its own assessment of the situation. We cannot predict the ultimate outcome of DOJ’s assessment regarding the payments, nor can we predict whether DOJ or other U.S. or foreign governmental authorities will initiate investigations or the potential scope, duration or consequences of such investigations. The outcome of DOJ’s assessment and any related investigations or other actions taken by DOJ or other U.S. or foreign governmental authorities could include the institution of administrative, civil injunctive or criminal proceedings, the imposition of fines and other penalties and sanctions, restitution, debarment from participating in government contracts, modifications to business practices and compliance programs, and the imposition of a compliance monitor. One or more protracted investigations could impose very substantial costs and distractions, regardless of its outcome. It is not possible to accurately predict at this time when matters relating to DOJ’s assessment will be completed, the final outcome of the assessment or what if any actions may be taken by the DOJ or by other U.S. or foreign governmental authorities. Any such actions could have a material adverse effect on our business, financial condition and results of operations.

In 2003 our uniaxial geogrid and connectors were sold to and installed by third parties in a series of retaining walls constructed along three overpasses which were part of a new private toll road being built outside Panama City in the Republic of Panama. The toll road concessionaire, builder and operator, and the purchaser of our materials, was PYCSA Panama S.A. and/or its affiliate Constructuro Vial S.A. (collectively referred to as PYCSA). Due to various right-of-way disputes and other issues unrelated to us, the overpasses and walls were erected but then further construction ceased for several months during the Panama rainy season. The backfill area behind the walls where the geogrid reinforcement zone was located was supposed to be paved over by PYCSA but instead was left exposed to rain and other environmental conditions during the several month interruption in construction. One wall eventually suffered a partial collapse, and falling concrete blocks killed three children playing near the structure during a heavy rainstorm. PYCSA settled with the families of the deceased for an estimated total amount of $300,000, and we believe the Panamanian government also assessed a fine against PYCSA in connection with the incident. The Panamanian government also convened a special investigation panel that issued a public report essentially blaming the incident on poor construction practices and project management by PYCSA. PYCSA filed a lawsuit in the U.S. District Court for the Southern District of Florida, Miami Division, styled PYCSA Panama S.A. v. Tensar Earth Technologies Inc., in which PYCSA alleges counts of strict product liability, negligence, and negligent retention and supervision against us and seeks unspecified damages for the cost of removing and rebuilding with an alternative system the retaining walls at the three overpasses, injury to PYCSA’s reputation, delay damages, lost profits and other damages, together with interest, costs and attorney’s fees. We have denied liability and intend to vigorously defend ourselves in this and any other related litigation. Our products liability and professional liability insurance carriers are defending the claim on our behalf, and in July 2007, notified us that they have reserved their rights with respect to coverage on certain of the plaintiff’s allegations in the lawsuit. We do not believe that the outcome of any such litigation would have a material adverse effect upon our financial condition or results of operations and have not provided for any uninsured loss in our financial statements; however, it is possible that the ultimate outcome could have such a material adverse effect. See “Risk Factors — Because we are a supplier of products and technologies used in the earthwork construction industry, we are subject to claims for personal injury or property damage, remediation costs, project delays and other damages, which can result in unexpected legal contingencies, liabilities and possible losses, some of which may not be adequately covered by insurance.”

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth certain information concerning the individuals who will be our directors and executive officers upon the consummation of this offering with ages as of August 1, 2007.

Name	Age	Position

Philip D. Egan	56	Chief Executive Officer, President and Director
Jeffrey B. Johnson	42	Vice President and Chief Financial Officer
Robert F. Briggs	54	Vice President of Administration, General Counsel & Secretary
Joseph A. Pivirotto, III	36	Corporate and International Controller
Douglas T. Barbe	41	Executive Vice President of Operations
Robert F. Vevoda	49	President of ERS
Timothy L. Lancaster	41	President of ESS
John J. Pettit	51	Vice President of ESS
Kord J. Wissmann	42	President of FIS
E. Stockton Croft	38	Chairman of the Board of Directors
Charles L. Griffith	52	Director
Donald T. Heroman	55	Director
Charles H. Ogburn	52	Director

Mr. Egan has served as our chief executive officer, president and a director since December 2000. From December 1989 through December 2000, Mr. Egan served as president of Tensar Earth Technologies, Inc. From January 1982 until August 1989, Mr. Egan was vice-president of engineering for The Reinforced Earth Company, a provider of retaining wall systems, and from June 1988 through August 1989, Mr. Egan also served as the vice president and general manager for The Reinforced Earth Company. Mr. Egan is a registered professional engineer in thirty-seven states and has been granted 13 patents by the U.S. Patent and Trademark Office.

Mr. Johnson has served as our vice president and chief financial officer since June 2006. Prior to joining us, Mr. Johnson served as vice president, corporate controller and chief accounting officer of Tempur-Pedic International Inc., a manufacturer, marketer and distributor of premium mattresses and pillows, from November 1999 through June 2006. From 1993 through 1999, Mr. Johnson was a manager at Arthur Andersen in the audit and business advisory services division. Mr. Johnson is a certified public accountant and a certified management accountant.

Mr. Briggs has served as our vice president of administration, general counsel and secretary since July 1993. Prior to joining us, Mr. Briggs was with Schlumberger Limited, an oilfield services company, from 1980 to 1992. During his tenure at Schlumberger, Mr. Briggs served as general counsel – international for the company’s principal oilfield services business unit in Paris, France from 1991 through 1992, served as general counsel – North America for the principal oilfield services business unit in Houston, Texas from 1986 to 1990, and held other legal positions in Houston, Texas, London, England and Paris, France from 1980 through 1985. From 1978 to 1979, Mr. Briggs was a litigation attorney for Exxon Corporation (now Exxon-Mobil).

Mr. Pivirotto has served as our corporate and international controller since August 2006. Prior to joining us, Mr. Pivirotto served as a global controller for the Health Imaging Group and as the U.S. controller for the Digital and Film Imaging Systems Group of Eastman Kodak Company from March 2003 through August 2006. From 2000 through 2003, Mr. Pivirotto was a manager at Ernst & Young in the assurance and advisory business services division, and held other accounting positions with The Del Webb Corporation, a builder of active adult communities, and KPMG in Phoenix, Arizona and Las Vegas, Nevada from 1993 through 2000. Mr. Pivirotto is a certified public accountant.

Mr. Barbe has served as our executive vice president of operations since July 2007. Prior to joining us, Mr. Barbe was with Celanese Corporation from 2003 to June 2007. During his tenure at Celanese, Mr. Barbe served as PVOH and emulsions operations director for Europe and Asia in 2006 and 2007, served as emulsions global operations director in 2005 and 2006, and was the site director of the Bishop, Texas facility in 2003 and 2004. From 1997 through 2002, Mr. Barbe held several leadership positions with GE Plastics including site general manager of the Bay St. Louis, Mississippi facility in 2001 and 2002.

Mr. Vevoda has served as the president of ERS since April 2007. Prior to April 2007, Mr. Vevoda served as president of Tensar International Corporation following our acquisition of TGL in June 2006. Mr. Vevoda served as the president of Tensar Earth Technologies (a subsidiary of Tensar International Corporation) from December 2002 through June 2006. From 2000 through 2002, Mr. Vevoda was vice president and general manager for Tensar Earth Technologies. From 1997 to 2000, Mr. Vevoda served as vice president of sales for Tensar Earth Technologies. From 1995 until 1997, Mr. Vevoda was vice president of marketing for Tensar Earth Technologies. Prior to joining Tensar, Mr. Vevoda served as the regional general manager-sales for GE Plastics in the western United States and Mexico, and prior to such assignment held several business development and marketing management positions with GE Plastics.

Mr. Lancaster has served as president of ESS since April 2007. Mr. Lancaster served as president of North American Green from October 2005 to April 2007. From June 1997 through September 2005, Mr. Lancaster served as vice president of North American Green. Mr. Lancaster joined North American Green in 1989 as the manager of technical services. Mr. Lancaster currently serves as chairman of the Erosion Control Technology Council and served as the chairman of the Technical Committee from 1992 through 2004. Mr. Lancaster is the inventor of North America Green’s patented Vmax3® composite turf reinforcement mat product.

Mr. Pettit has served as vice president of ESS since April 2007. Mr. Pettit served as vice president of Tensar Polytechnologies from November 1992 to April 2007. Mr. Pettit joined Tensar Polytechnologies in November 1992 and served as vice president of sales from April 2000 to the present and vice president of business development from November 1992 to April 2000. Prior to joining us, Mr. Pettit served as national account manager, southeast district sales manager and in other positions for the Homelite Division of Textron, a manufacturer and marketer of chainsaws, lawn and garden, and construction and agricultural equipment.

Mr. Wissmann has served as president of FIS since April 2007. Mr. Wissmann served as president and chief engineer of Geopier Foundation Company, Inc. from August 2002 to April 2007. From 1998 through 2002, Mr. Wissmann was vice president and chief engineer of Geopier Foundation Company. Prior to joining Geopier, Mr. Wissmann served as principal geotechnical engineer for Shannon & Wilson, Inc., a geotechnical consulting firm from 1995 through 1998, and as design geotechnical engineer for Fluor Daniel, Inc., a provider of engineering and other services for power generation facilities from 1989 to 1991, and as a geotechnical engineer for Harding Lawson Associates, a provider of engineering and other services from 1998 to 1999. Mr. Wissmann served as a civil engineering officer in the United States Air Force Air National Guard.

Mr. Croft has been chairman of our board of directors since October 31, 2005 and a director since September 12, 2005. Mr. Croft has been the head of corporate investment in the United States for Arcapita since 2006 and joined in 2004. Prior to joining Arcapita, Mr. Croft was a managing director and partner with Argonne Capital Group, an investment firm, from 2003 to 2004. From 1999 to 2003, Mr. Croft served as president and chief financial officer of BSC Enterprises, a manufacturer of medical and paper-based products, which he co-founded in 1999. Mr. Croft is also chairman of the board of directors for Cajun Operating Company dba Church’s Chicken and a director for Bijoux Turner LLC, 3PD Inc., Ampad LLC and Destination Outdoors Inc dba Yakima.

Mr. Griffith has been a director since September 12, 2005. Mr. Griffith has been an executive director of Arcapita since February 2005. From 2003 until 2004, he served as group president for Johns Manville, a Berkshire Hathaway-owned company that manufactures insulation and building products. From 2002 until 2003, Mr. Griffith served as executive vice president of Electronic Data Systems Corporation, a global technology services company. Mr. Griffith serves on the board of directors of Caribou Coffee Company, Inc.

Mr. Heroman has been a director since July 27, 2007. From November 2002 to June 2007, he was employed at Equifax, a consumer credit reporting firm, where he served as corporate vice president and chief financial officer. Prior to joining Equifax, he served as executive vice president and chief financial officer of People’s Bank in Bridgeport, Connecticut. Before joining People’s Bank, he was at SunTrust Banks, Inc. from 1988 until 2001, where his last position held was senior vice president and treasurer.

Mr. Ogburn has been a director since September 12, 2005. Mr. Ogburn has been global head of corporate investment and an executive director of Arcapita since March 2001. Prior to joining Arcapita, Mr. Ogburn spent more than 15 years at the investment banking firm of The Robinson-Humphrey Company, Inc., most recently as senior managing director and co-head of Investment Banking. Mr. Ogburn serves on the board of directors of Caribou Coffee Company, Inc.

Board of Directors

Our board of directors currently consists of          members, of whom          are independent (as defined under the rules of the New York Stock Exchange (NYSE):          . Upon completion of this offering, we will have a board of directors consisting of          members, of whom          are independent:          . Within 90 days of this offering, we will have a board of directors consisting of          members, of whom          are independent:          . Within one year of this offering, we will have a board of directors consisting of           members, of whom          are independent:          . Our bylaws will provide that our board of directors consists of no less than          persons. The exact number of members of our board of directors will be determined from time to time by resolution of our board of directors.

As of the closing of this offering, our board of directors will be divided into three classes that will serve staggered three-year terms:

•	Class I, whose initial term will expire at the annual meeting of stockholders to be held in 2008;

•	Class II, whose initial term will expire at the annual meeting of stockholders to be held in 2009; and

•	Class III, whose initial term will expire at the annual meeting of stockholders to be held in 2010.

The Class I directors will be          , the Class II directors will be          , and the Class III directors will be     . At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will expire on such date shall serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. The number of directors may be changed only by resolution of a majority of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so as to ensure that no one class has more than one director more than any other classes. This classification of the board of directors may have the effect of delaying or preventing changes in control of management.

Board Committees

Our board of directors has appointed an audit committee, compensation committee and nominating and corporate governance committee effective upon consummation of this offering. The board of directors has adopted a written charter for each of these committees, copies of which will be posted on our web site at www.tensarcorporation.com. The inclusion of our website address in this prospectus does not incorporate by reference the information on our web site into this prospectus.

Under our committee charters, the composition of each committee must comply with the rules and regulations of the SEC and NYSE, as amended or modified from time to time. Pursuant to the rules of the SEC and NYSE, we intend that (a) upon consummation of this offering,           directors will serve on our audit, compensation and nominating and corporate governance committees and each committee will have a majority of independent directors and (b) our committees will be composed solely of independent directors within 12 months after this offering. Our committee charters define “independent director” by reference to the rules and regulations of NYSE, which generally deem a director to be independent if the director has no relationship to us that may interfere with the exercise of his or her independence from management.

Audit Committee.  The audit committee will help ensure the integrity of our financial statements, the qualifications and independence of our independent auditors and the performance of our internal audit function and independent auditors. The audit committee will:

•	approve and determine the terms of engagement of the independent auditors;

•	evaluate the independent auditor’s qualifications, independence and performance;

•	approve the retention of the independent auditors to perform any proposed permissible non-audit services;

•	monitor the rotation of partners of the independent auditors on the engagement team as required by law;

•	review our financial statements;

•	review our critical accounting policies and estimates;

•	discuss with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements, among other things; and

•	review and evaluate the implementation of appropriate internal control over financial reporting in contemplation of management’s first report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

          will be designated as chair and           will be appointed as members of our audit committee upon consummation of this offering.           will also be designated as an “audit committee financial expert.” Our audit committee charter defines “independent director” by reference to rules and regulations of the NYSE and the Exchange Act.

Compensation Committee.  The compensation committee will review and approve the compensation and benefits of our executive officers, administer and make recommendations to our board of directors regarding our compensation and equity incentive plans and produce an annual report on executive compensation for inclusion in our proxy statements.           will be designated as chair and           will be appointed as members of our compensation committee upon consummation of this offering.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee will adopt a code of ethics, adopt policies with respect to conflicts of interest, monitor our compliance with corporate governance requirements of state and federal law and the rules and regulations of NYSE, establish criteria for prospective members of our board of directors, conduct board candidate searches and interviews, oversee and evaluate our board of directors and management, evaluate from time to time the appropriate size and composition of our board of directors, recommend, as appropriate, increases, decreases and changes in the composition of our board of directors and formally propose the slate of directors to be elected at each annual meeting of our stockholders.  will be designated as chair and           will be appointed as members of our nominating and corporate governance committee upon consummation of this offering.

Our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Compensation Committee Interlocks and Insider Participation

None of our executive officers who are members of our board of directors participate in the approval of matters relating to their compensation, and none of them serve as members of the compensation committee. None of our executive officers currently serve on the compensation committee or board of directors of any other company of which any member or proposed member of our compensation committee is an executive officer.

Director Compensation

Prior to the consummation of this offering, we did not pay any director compensation. Following the consummation of this offering, we intend to compensate non-employee and non-Arcapita directors for their service on our board. Each non-employee and non-Arcapita director will receive an annual retainer of $     , with an additional payment of $     for each board of directors or committee meeting attended, as well as an annual restricted stock grant. In addition to the foregoing, the chairman of our audit committee will receive an annual retainer of $     , and other members of the audit committee an annual retainer of $     , for their service on the audit committee. We will also reimburse our directors for their reasonable expenses incurred in attending meetings of our board of directors or committees.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis section discusses the compensation policies and programs for our named executive officers for 2006, which consist of our chief executive officer, our chief financial officer and three other executive officers with the highest total compensation in 2006 as determined under the rules of the SEC.

Compensation Philosophy

Our executive compensation program is designed to help us attract talented individuals to manage and operate all aspects of our business, to reward those individuals for the achievement of our financial and strategic goals, and to retain those individuals who continue to contribute to the success of our business. Consistent with these objectives, our overall executive compensation program is structured such that a significant portion of our executive officers’ compensation is tied to our success as a whole. Accordingly, we set goals designed to link a portion of the compensation of each named executive officer to our overall financial performance.

Overview of Elements of Compensation

As discussed in further detail below, our compensation program consists of the following four principal components:

•	Base Salary. Base salaries for each of our executive officers are set each year, effective in early April. Salary adjustments are also considered during the year in the event of changing roles and responsibilities of the executive officers.

•	Cash Bonus. We have an annual cash bonus plan for our employees under which bonuses may be paid based on our performance in meeting our corporate performance objectives for the year.

•	Equity Awards. We grant stock options and restricted stock as long-term incentives to ensure that a portion of compensation is linked to our long-term success and aligned with the returns provided to our stockholders.

•	Benefits and Perquisites. We provide various health and welfare benefits and 401(k) plans to all of our employees, including our named executive officers. We also offer limited additional benefits and perquisites to our executive officers.

Oversight of Compensation Program, Role of Chief Executive Officer in Determining Compensation and Use of Compensation Consultants

In the past, our compensation program has been directed through a combination of efforts from our chief executive officer and the board of directors. We have not had any formal policies for allocating compensation among salary, bonus and equity awards. The 2006 compensation of our executive officers is based in part on the terms of employment agreements we entered into with each of our executive officers in 2005 and 2006. The employment agreements set forth the initial base salaries for our executive officers as well as the target bonuses under our annual cash bonus plan. In connection with this offering, we will enter into amended and restated employment agreements with our named executive officers.

Historically, employee performance (other than that of the chief executive officer) has been reviewed by our chief executive officer, and compensation changes have been recommended by our chief executive officer to the chairman of the board of directors. The chairman of the board of directors then discusses these recommendations with the full board to make compensation decisions. Performance of the chief executive officer and his compensation have been reviewed and determined by the board. In addition, the board reviews and approves the performance goals under our cash bonus plan in which all of our executive officers participate. Historically, we have not used the services of a compensation consultant.

We anticipate that our chief executive officer will continue to review the performance of key employees and make recommendations with respect to compensation for the executive officers (other than himself) to the compensation committee, and that the compensation committee will have discretion to accept those recommendations and set compensation as it deems appropriate and in accordance with the employment agreements.

Once we become a public company, our compensation committee will be primarily responsible for developing and implementing our compensation policies and establishing and approving the compensation for all of our executive officers. Pursuant to its charter, the compensation committee has sole authority to retain or terminate a compensation consultant. In the future, our compensation committee may review the compensation packages offered by peer companies and may choose to retain the services of compensation consultants from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies.

In June 2007, our board of directors engaged an independent compensation consultant, Frederic W. Cook & Co., Inc., to assist in establishing a comprehensive set of programs and guidelines for our executive compensation. While our board of directors considers the advice of its independent consultant, it has the final decision making authority with respect to all elements of compensation.

Executive Compensation Components

The principal components of executive compensation include base salary, annual cash bonus, equity awards and benefits and perquisites.

Base Salary

Base salary recognizes and rewards the experience and skills that employees bring to us and provides motivation for career development and enhancement. Base salaries are designed to ensure that all employees, including the executive officers, continue to receive a basic level of compensation that reflects any acquired skills that are competently demonstrated and are consistently used at work. The base salaries of our executive officers are reviewed annually and adjusted to reflect individual roles and performance. We may also increase the base salary of an executive officer at other times if a change in the scope of the officer’s responsibilities justifies such consideration.

Historically, our chief executive officer has considered the performance of each of the executive officers (other than himself) and their contribution to our past year’s performance in setting and adjusting base salaries. Within the framework of a set percentage of our budget allocated for salary increases, the chief executive officer recommends to the chairman of the board the annual salary increases, if any, for each of the executive officers. The chairman discusses these recommendations with the board, and the board reviews and approves the salary increases. In addition, the board determines the salary increases for the chief executive officer. Annual base salary increases are typically effective in early April. This process was undertaken in early 2006, with annual salaries effective April 1, 2006.

In connection with our acquisition of TGL in June 2006, our chief executive officer recommended, and our board approved, additional salary increases for Mr. Egan, Mr. Vevoda and Mr. Briggs in recognition of their increased responsibilities after the acquisition. The salary increase was effective July 1, 2006.

A similar annual review process was undertaken in early 2007 for base salaries effective April 2, 2007. The table below shows base salaries for 2006 and 2007 for each of the named executive officers.

Name	Salary at 1/1/2006	Salary at 4/1/2006	Salary at 7/1/2006	Salary at 4/2/2007

Philip D. Egan	$265,000	$315,000	$375,000	$400,000
Jeffrey B. Johnson	N/A	N/A	$200,000	$210,000
Robert F. Vevoda	$205,000	$220,000	$250,000	$260,000
Robert F. Briggs	$150,000	$160,000	$185,000	$191,500
Kord J. Wissmann	$163,000	$175,000	$175,000	$200,000

Annual Cash Incentive Bonus

We structured our 2006 Executive Cash Incentive Compensation Program, our annual incentive cash bonus plan for 2006, to reward named executive officers and other key employees for the successful achievement of an overall corporate performance goal. In late 2005, our executive management team prepared its annual corporate budget for 2006, and consistent with previous years’ cash bonus plans, recommended that the target corporate performance goal for the 2006 cash bonus plan be target adjusted EBITDA as included in the annual budget. Corporate performance against budget funded the overall incentive pool. The annual budget and cash bonus plan structure is recommended by the chief executive officer to the chairman of the board for review. After review by the chairman, the annual budget and cash bonus plan is presented to the board for review and approval. The board reviewed and approved the budget and the 2006 cash bonus plan structure at its meeting in January 2006.

Target cash bonuses for each executive officer are expressed as a percentage of the executive’s base salary as of early April of the plan year. For each executive officer, the applicable percentage is initially determined in accordance with the terms of the employment agreements, subject to review and adjustment by the board. Under the 2006 cash bonus plan, participants were eligible to receive 100% of their target bonus if we achieved the adjusted EBITDA, as set in our annual budget, at target level with any additional adjustments to EBITDA as determined by our board of directors. The 2006 adjusted bonus plan EBITDA target included additional adjustments not reflected in the adjusted EBITDA presented elsewhere in this prospectus. The 2006 adjusted bonus plan EBITDA was not adjusted to reflect our acquisition of TGL. However, 2006 adjusted bonus plan EBITDA was adjusted at the direction of our board of directors for certain add backs, including TGL acquisition costs, the management fee paid to our majority stockholder, stock-based compensation amortization and other miscellaneous items. After these adjustments determined by our board of directors, the 2006 adjusted bonus plan EBITDA target was $50.8 million.

Under the 2006 cash bonus plan, participants could receive a reduced bonus for performance below target adjusted bonus plan EBITDA; however, for 2006 no bonus would be paid for performance below 95% of target adjusted bonus plan EBITDA. In addition, participants were eligible to receive greater than 100% of their cash bonus target if we achieved adjusted bonus plan EBITDA greater than target.

After the audited financial statements were completed for 2006, the board reviewed our financial performance and the calculation of our adjusted bonus plan EBITDA and approved cash bonus payments for achievement of adjusted bonus plan EBITDA of $52.2 million, which was above the 2006 plan’s target level. Bonuses were paid at approximately 147% of target, which was properly accrued in the audited financial statements.

The table below shows the target bonus amounts (as a percentage of salary and in dollars) and the actual bonus paid to each of the named executive officers under the 2006 cash bonus plan.

	2006 Target Bonus
Name	(As % of Salary)	Target Bonus	Actual Bonus Paid

Philip D. Egan	55%	$173,250	$254,384
Jeffrey B. Johnson(1)	45%	$52,500	$77,085
Robert F. Vevoda	45%	$99,000	$145,361
Robert F. Briggs	30%	$48,000	$70,478
Kord J. Wissmann	30%	$52,500	$77,086

(1)	Target bonus and actual bonus paid reflect a prorated amount for Mr. Johnson based on his employment date of June 5, 2006.

In May 2007, the board approved the 2007 Executive Cash Incentive Compensation Program, which is structured similarly to the 2006 program. The board set the corporate performance goal at the annual budget adjusted EBITDA target. Corporate performance against budget will fund the overall incentive pool. For participants who are part of our corporate group, including Mr. Egan, Mr. Johnson and Mr. Briggs, 100% of their bonus is tied to corporate adjusted EBITDA. For participants who are part of our subsidiary groups, including Mr. Vevoda and Mr. Wissmann, the calculation of the bonus generally is as follows: 65% of the bonus is tied to corporate adjusted EBITDA performance; 25% of the bonus is tied to subsidiary adjusted EBITDA performance; and 10% of the bonus is based on the executive’s achievement of individual performance goals. As in previous years, we anticipate that when the financial audit is completed in early 2008 for the year ended December 31, 2007, the board will review performance against target and approve cash bonus payments under the plan as appropriate.

The table below shows the target bonus amounts (as a percentage of salary and in dollars) for each of the named executive officers under the 2007 cash bonus plan.

	2007 Target Bonus
Name	(As % of Salary)	Target Bonus

Philip D. Egan	65%	$260,000
Jeffrey B. Johnson	45%	$94,500
Robert F. Vevoda	45%	$117,000
Robert F. Briggs	30%	$57,450
Kord J. Wissmann	30%	$60,000

We expect our compensation committee to assess the need to implement additional non-equity incentive programs for our named executive officers as a means of adding specific incentives toward the achievement of specific goals that could be key factors in our success.

Signing Bonus and Discretionary Bonus in 2006

We hired our chief financial officer in June 2006. As part of our agreement with him to join Tensar, recognizing that he was forfeiting cash and equity compensation with his previous employer, we agreed to pay a signing bonus to Mr. Johnson of $125,000. We also agreed to grant him certain equity awards, as described below.

In recognition of the outstanding performance of our Geopier business in exceeding the budgeted adjusted EBITDA for its business unit and its development of new technology and patents in 2006, the chief executive officer recommended and the board approved an additional discretionary cash bonus of $10,000 to Mr. Wissmann, the president of the group. The bonus was paid to him in April 2007.

Long-Term Equity Awards

Our cash bonus programs are intended to compensate our executive officers for the achievement of short-term performance goals. We also have an equity incentive program intended to reward long-term performance and to help align the interests of our executive officers with those of our stockholders. We believe that long-term performance is achieved through an ownership culture that rewards such performance by our executive officers through the use of equity incentives.

2005 Stock Incentive Plan and 2007 Equity Incentive Plan

Equity incentive grants to our executives and other employees are currently made at the discretion of our board of directors out of our 2005 Stock Incentive Plan. Under the 2005 Plan, we may grant equity incentive awards in the form of stock options or restricted stock awards. The material features of the 2005 Plan are summarized under “Benefit Plans — 2005 Stock Incentive Plan.” In 2007, our stockholders approved the 2007 Equity Incentive Plan, which will be effective upon consummation of the offering. The material features of the 2007 Plan are summarized under “Benefit Plans — 2007 Equity Incentive Plan.”

Stock option awards provide our executive officers with the right to purchase shares of our common stock at a fixed exercise price, subject to continued employment with our company. Stock options are earned on the basis of continued service to us and generally vest 25% per year on each anniversary of the date of grant.

Our board of directors determines the exercise price of each stock option granted under our 2005 Plan based on the fair market value of our common stock on the date of grant. In determining the fair market value of our stock, we have considered the price of our stock in arm’s length transactions. We have also periodically obtained independent appraisals of our stock. The stock options we granted in 2006 and early 2007 were all made at an exercise price of $10.00 per share. Following this offering, stock options granted under the 2007 Plan will be granted at the closing market price of a share of our common stock on the NYSE on the date of grant.

Many of the option agreements under which grants under the 2005 Plan were made also contain tax reimbursement clauses applicable to grants of non-qualified stock options. Historically, we had granted incentive stock options to our employees. This clause was in effect in the Predecessor company option plan, but it was not required to be reflected as a liability until our adoption of SFAS No. 123(R) in November 2005.

•	For some options, this clause states that upon an employee’s exercise of the options, we will provide the employee with a payment to reimburse him or her for the difference between the federal ordinary income tax rates and the federal long-term capital gains tax rates. This tax-spread payment will also be grossed-up for federal and state income taxes. If the employee is terminated for cause or resigns within 180 days of receipt of the tax-spread payment, the employee must reimburse us the full amount of the payment. This clause applies to 1,220,500 stock options outstanding as of June 30, 2007.

•	For other options, the tax spread payment would only be paid if the option is exercised in connection with and immediately prior to a change of control, as defined in the 2005 Plan. This clause applies to 276,000 stock options outstanding as of June 30, 2007.

•	For other options, the clause states that the amount and timing of the tax spread payment is at our discretion. This clause applies to 12,500 stock options outstanding as of June 30, 2007.

Grants made under the 2007 Plan will not provide such a tax reimbursement clause.

Management Repurchase Shares

In connection with Arcapita’s acquisition of our Predecessor company in October 2005, we issued an aggregate of 790,985 shares of restricted stock subject to our repurchase right to members of our management in substitution of and exchange for management equity interests in our Predecessor company. These shares of restricted stock vested immediately upon grant. The repurchase right is triggered when a member of our management that holds such stock is terminated for any reason. For a period of up to two years after the termination, we may repurchase all or portion of the shares of stock. The method and the price of the repurchase right depends on the reason for the termination. If the individual is terminated by us for cause due to theft, embezzlement or material dishonesty, we are required to repurchase all such stock at $0.02 per share. If the individual voluntarily terminates his or her service or the individual’s service is terminated by us for cause other than for theft, embezzlement or material dishonesty, we have the option to repurchase all or a portion of the stock at fair market value except that if the individual has at least 10 years of service and is terminated for cause but not due to theft, embezzlement or material dishonesty, we are required to repurchase all of the stock at fair market value. If the termination is due to death or disability, we are required to repurchase all of the stock at fair market value.

The following chart indicates the number of shares of stock held by our named executive officers subject to repurchase rights:

Name	Shares of Stock

Philip D. Egan	129,683
Jeffrey B. Johnson	—
Robert F. Vevoda	72,570
Robert F. Briggs	39,914
Kord J. Wissmann	63,862

Grants in 2006

In 2006, the board approved grants of non-qualified stock options to certain of our named executive officers in conjunction with our acquisition of TGL. The board had approved a grant of a total of 45,000 non-qualified stock options to three of the named executive officers whose responsibilities increased as a result of the acquisition. Based upon the recommendation of our chief executive officer to the chairman of the board of the appropriate allocation of the equity awards, and board approval of the awards, the stock options were granted as follows: 23,000 to Mr. Egan; 15,000 to Mr. Vevoda; and 7,000 to Mr. Briggs. The grants were made on June 23, 2006 at an exercise price of $10.00 per share. They will vest 25% per year on each anniversary of the grant date.

In connection with the hiring of our chief financial officer, the chief executive officer recommended and the board approved two equity awards.

•	Mr. Johnson was granted 135,000 non-qualified stock options at an exercise price of $10.00 per share. The options will vest 25% per year on each anniversary of the grant date.

•	Mr. Johnson purchased 10,000 shares of restricted stock in November 2006 at a purchase price of $0.02 per share. The fair market value of the shares at the time was determined to be $9.08 per share. The restricted stock vests 50% on June 5, 2008, and 50% on June 5, 2009. In addition, the board approved in January 2007 an interest-free loan from us to Mr. Johnson in the amount of $40,000 to assist him in paying income taxes that were due on the award. Mr. Johnson filed a timely 83(b) election to pay the taxes on those shares at grant. The loan is repayable in full upon the earliest of: (1) January 11, 2012; (2) a liquidity event relating to any of our stock owned by him that results in net proceeds to him of at least $40,000; and (3) the termination of his employment with us.

Grants in 2007

In connection with the strong performance in 2006 of Geopier and Mr. Wissmann’s individual performance, he was granted on April 10, 2007, 10,000 non-qualified stock options at an exercise price of $10.00 per share which vest 25% per year on each anniversary of the grant date.

On July 16, 2007, the board approved grants of non-qualified stock options to certain of our named executive officers in recognition of our strong performance and in connection with the extension of their employment with us described in “Employment Agreements” below. Based upon the recommendation of the chief executive officer to the chairman of the board and board approval of the awards, stock options covering the following number of shares were granted: 19,000 to Mr. Egan; 10,000 to Mr. Johnson; 10,000 to Mr. Briggs; 10,000 to Mr. Vevoda; and 6,500 to Mr. Wissmann. The options have an exercise price of $12.80 and will vest 25% per year on each anniversary of the grant date.

Other Equity Award Considerations

For the six months ended June 30, 2007, we issued 64,250 stock options at an exercise price higher than the fair market value of our common stock on the grant date.

In the future, we anticipate that our compensation committee will assess the appropriate individual and corporate goals for each executive and grant equity awards based upon the achievement by the executive of both individual and corporate goals. We expect that we will provide long-term compensation incentives and will continue to rely on performance-based and retention grants in 2007 to provide additional incentives for current employees. Additionally, in the future our compensation committee and board of directors may consider awarding additional or alternative forms of equity incentives, such as grants of restricted stock units and other performance based awards.

Benefits and Perquisites

We provide benefits and perquisites to our employees and executive officers as described below.

Health and Welfare Benefits

We provide to all of our eligible employees, including our executive officers, health and welfare benefits. In addition, we provide our executive officers with enhanced health and welfare benefits, including medical benefits, life insurance, long-term disability and long-term care insurance benefits. We do not provide retiree health benefits for any of our employees.

401(k) Plans

We offer substantially all employees of our U.S. based subsidiaries who have met minimum age and service requirements the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Code. The general purpose of the 401(k) plans is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The Tensar 401(k) plan provides for a company match ranging from 50% to 100% (depending on years of service with our company) of the employees’ pretax contribution, up to a maximum of 7% of eligible earnings. The NAG 401(k) plan provides for a 100% match on employees’ first 4% of pretax contributions. Our executive officers participate in our 401(k) plans on the same basis as all of our other eligible employees.

U.K. Pension Plan

We offer our eligible U.K. employees a defined benefit plan and a defined contribution plan. None of our named executive officers participate in these plans.

Employee Stock Purchase Plan

In 2007 we adopted an employee stock purchase plan that is intended to be qualified under Section 423 of the Code. Most of our regular employees, including our executive officers, are entitled to participate in the plan. A total of           shares of our stock will be reserved for issuance under the plan. Under the plan, our employees will be able to purchase shares at 95% of the fair market value at the time of exercise. For more information about the plan, see the section “2007 Employee Stock Purchase Plan.”

Supplemental Executive Retirement Plan

On January 1, 2007, we established a Supplemental Executive Retirement Plan (SERP), a nonqualified defined benefit plan, in order to provide certain members of our senior management with supplemental retirement benefits. The SERP is also intended to comply with Section 409A of the Code. Executives are eligible to participate in the SERP upon reaching age 40 with seven years of service to us and upon selection by our chief executive officer and approval of our board of directors. Currently, there are five executives participating in the SERP.

The SERP retirement benefit is a single life annuity equal to 25% of the highest consecutive twelve months of salary during the previous sixty months of employment. Vesting of benefits begins at age 57 (early retirement); full benefits will be provided upon retirement at age 65 (normal retirement), and actuarially adjusted benefits will be provided upon retirement at or after age 57.

Vesting accelerates upon a participant’s death or disability while an active employee or upon a change of control. Upon a participant’s death or disability, the participant (or the participant’s beneficiary) will receive a lump sum benefit equal to the present value of the normal retirement benefit. If the participant voluntarily terminates employment within 12 months of a change of control, then the participant will receive the actuarial equivalent of vested benefits under the SERP as of the early retirement date. If the participant is involuntarily terminated without cause within 12 months of a change of control, then the participant will receive a lump sum payment of the present value of vested benefits.

Other than a benefit that results from the death of participants who are specified employees under Section 409A of the Code, distribution of a retirement benefit cannot occur earlier than six months after a participant’s early or normal retirement. We do not currently offer or plan to offer any other pension or non-qualified deferred compensation plan to our executive officers.

Supplemental Life Insurance Policies

We entered into split dollar life insurance arrangements for the benefit of Mr. Egan in 1998 and Mr. Vevoda in 1999. These arrangements were unwound in 2003, and the policies are currently owned by the named executive officer. Each executive owns the cash surrender value of the policy and can nominate his beneficiary. We continue to pay the premium on these policies and to provide these executives with a tax-gross up for these premiums.

Perquisites and Other Benefits

We provide other benefits to our named executive officers that are not tied to any formal individual or company performance criteria and are intended to be part of a competitive overall compensation program. For 2006, these benefits primarily included a car allowance, tax return preparation and tax planning advice, executive medical benefits, payment of long term disability, long term care and term life insurance premiums, and reimbursement of certain relocation expenses and related tax gross-ups.

Severance and Change of Control Benefits

We expect certain of the amended and restated employment agreements with our named executive officers entered into in connection with this offering to provide for certain payments and benefits following termination of employment or change of control under certain circumstances.

We believe these benefits are appropriate, particularly with respect to a termination by us without cause. In that scenario, we and the executive have a mutually-agreed-upon severance package that is in place prior to any termination event, which provides us with more flexibility to make a change in executive management if such a change is in our and our stockholders’ best interests.

Section 162(m)

Section 162(m) of the Code limits a public company’s deduction for federal income tax purposes to not more than $1 million of compensation paid to certain executive officers in a calendar year. Compensation above $1 million may be deducted if it is “performance-based compensation.” Section 162(m) of the Code was not applicable to us in 2006 because we were not a public company. When we become a public company, we intend to rely on an exemption from Section 162(m) for a plan adopted prior to the time a company becomes a public company. Subject to certain requirements, we may rely on this “grandfather” provision for certain awards granted under our 2007 Plan up to a maximum of three years after out initial public offering. We anticipate that the compensation committee will evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the compensation committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

2006 Summary Compensation Table

The following table sets forth information concerning total compensation for the named executive officers during 2006. The named executive officers are our chief executive officer, chief financial officer and three other most highly compensated executive officers ranked by their total compensation in the table below.

							Non-Equity
					Stock	Option	Incentive Plan	All Other
		Salary	Bonus		Awards	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)(1)	($)		($)(2)	($)(2)	($)(3)	($)(4)	($)

Philip D. Egan
Chief Executive Officer and President	2006	$330,700	—		—	$238,044	$254,384	$226,116	$1,049,314

Jeffrey B. Johnson(5)
Vice President and Chief Financial Officer	2006	$107,692	$125,000	(6)	$3,027	$73,434	$77,086	$123,395	$509,634

Robert F. Vevoda
President of ERS	2006	$230,327	—		—	$120,671	$145,362	$93,307	$589,667

Robert F. Briggs
Vice President of Administration, General Counsel & Secretary	2006	$169,327	—		—	$65,264	$70,478	$84,430	$389,499

Kord J. Wissmann
President of FIS	2006	$171,539	$10,000	(7)	—	$77,456	$77,086	$85,247	$421,328

(1)	Each of our named executive officers contributes a portion of his salary to our 401(k) plan.

(2)	Represents the compensation costs of restricted stock and non-qualified stock option awards for financial reporting purposes for the year under SFAS No. 123(R) (excluding estimates for forfeitures pursuant to SEC rules), rather than amounts paid to or realized by the named executive officers. See Note 9 to the consolidated financial statements included elsewhere in this prospectus for assumptions used to value these awards. For restricted stock awards, there can be no assurance that the value received upon the vesting of such awards will be equal to the SFAS No. 123(R) value. For stock option awards, there can be no assurance that the options will ever be exercised (in which case no value will be realized by the executive) or that the value received on the exercise of such awards will equal the SFAS No. 123(R) value.

(3)	Represents awards earned under the Annual Cash Incentive Plan, as described under “Compensation Discussion and Analysis — Annual Cash Incentive Bonus.”

(4)	The table below shows the components of this column:

		Life	Interest	NQSO Tax
	401(k)	Insurance	Free Loan	Gross-Up	House/City
	Match	Premium	Benefit	Payment	Relocation		Perquisites
Name	($)	($)	($)	($)	($)		($)(a)

Philip D. Egan	$15,204	$40,900	$34,069	$106,621	N/A		$29,322
Jeffrey B. Johnson	$1,308	$900	$1,077	N/A	$109,133	(b)	$10,977
Robert F. Vevoda	$17,873	$12,583	$16,673	$27,076	N/A		$19,102
Robert F. Briggs	$14,426	$1,550	$10,942	$29,058	N/A		$28,454
Kord J. Wissmann	$9,195	$1,550	$13,521	$8,917	$31,144		$20,920

(a)	Amount includes a car allowance, tax return preparation and advice, executive medical benefits, and premiums for providing accidental death and dismemberment, long-term disability and long term care benefits and certain other benefits.

(b)	Amount includes a relocation tax gross-up of $51,682.

(5)	Mr. Johnson joined us as chief financial officer on June 5, 2006.

(6)	Represents a signing bonus paid to Mr. Johnson during 2006. See “Compensation Discussion and Analysis — Executive Compensation Components.”

(7)	Represents a discretionary bonus paid to Mr. Wissmann during 2006. See “Compensation Discussion and Analysis — Executive Compensation Components.”

Grants of Plan-Based Awards in 2006

The following table sets forth information with respect to grants of non-equity incentive plan awards, stock awards and stock option awards to each of the named executive officers during 2006.

					All Other	All Other
					Stock	Option
					Awards:	Awards:	Exercise	Grant Date
					Number	Number of	or Base	Fair Value
			Estimated Possible Payouts Under		of Shares	Securities	Price of	of Stock and
			Non-Equity Incentive Plan Awards(1)		of Stock	Underlying	Option	Option
		Board Action	Threshold	Target	or Units	Options	Awards	Award
Name	Grant Date	Date	($)	($)	(#)	(#)	($/Sh)(2)	($)(3)

Philip D. Egan			$60,638	$173,250	—
	6/23/2006(4)	6/21/2006				23,000	$10.00	$86,710
Jeffrey B. Johnson			$18,375	$52,500
	11/29/2006(5)	11/29/2006			10,000	—	—	$90,800
	6/5/2006(6)	6/5/2006				135,000	$10.00	$503,550
Robert F. Vevoda			$34,650	$99,000	—
	6/23/2006(4)	6/21/2006				15,000	$10.00	$56,550
Robert F. Briggs			$16,800	$48,000	—
	6/23/2006(4)	6/21/2006				7,000	$10.00	$26,390
Kord J. Wissmann			$18,375	$52,500	—

(1)	Represents the pay-out under the Annual Cash Incentive Plan if we achieve the threshold or target adjusted EBITDA. See “Compensation Discussion and Analysis — Executive Compensation Components.” For Mr. Johnson, threshold and target amounts reflect a prorated amount based on his initial employment date of June 5, 2006.

(2)	Because our stock has not been publicly traded, our board of directors determines the exercise price of our stock options as discussed above in “Compensation Discussion and Analysis — Executive Compensation Components”

(3)	Represents the full grant date fair value of restricted stock and stock options under SFAS No. 123(R) granted to each of the named executive officers in 2006.

(4)	Represents stock options granted on June 23, 2006 and issued under our 2005 Stock Incentive Plan. One-fourth of these options vested on June 23, 2007, one-fourth of these options will become exercisable on June 23, 2008, one-fourth of these options will become exercisable on June 23, 2009 and one-fourth of these options will become exercisable on June 23, 2010.

(5)	Represents restricted shares issued under our 2005 Stock Incentive Plan. One-half of these restricted shares vest on June 5, 2008 and one-half of these restricted shares vest on June 5, 2009.

(6)	Represents stock options granted on June 5, 2006 and issued under our 2005 Stock Incentive Plan. One-fourth of these options vested on June 5, 2007, one-fourth of these options will become exercisable on June 5, 2008, one-fourth of these options will become exercisable on June 5, 2009 and one-fourth of these options will become exercisable on June 5, 2010.

Outstanding Equity Awards as of December 31, 2006

The following table sets forth information with respect to all outstanding option and stock awards for each of the named executive officers as of December 31, 2006.

	Option Awards					Stock Awards
		Number of	Number of
		Securities	Securities			Number of	Market Value
		Underlying	Underlying			Shares or	of Shares or
		Unexercised	Unexercised	Option	Option	Units of Stock	Units of Stock
		Options (#)	Options (#)	Exercise	Expiration	That Have	That Have Not
Name	Grant Date	Exercisable	Unexercisable	Price ($)	Date	Not Vested (#)	Vested ($)(1)

Philip D. Egan	12/15/2005	74,250	222,750(2)	$10.00	12/14/2015	—	—
	6/23/2006	—	23,000(3)	$10.00	6/22/2016	—	—
Jeffrey B. Johnson	6/5/2006	—	135,000(4)	$10.00	06/04/2016	—	—
	11/29/2006					10,000(5)	$90,800
Robert F. Vevoda	12/15/2005	37,125	111,375(2)	$10.00	12/14/2015	—	—
	6/23/2006	—	15,000(3)	$10.00	06/22/2016	—	—
Robert F. Briggs	12/15/2005	20,250	60,750(2)	$10.00	12/14/2015	—	—
	6/23/2006	—	7,000(3)	$10.00	06/22/2016	—	—
Kord J. Wissmann	12/15/2005	25,313	75,937(2)	$10.00	12/14/2015	—	—

(1)	There was no public trading market for our common stock during 2006. Accordingly, this value was calculated based on the fair market value of the restricted stock on December 31, 2006 of $9.08, as determined by our board of directors.

(2)	One-third of unvested portion vests on each of December 15, 2007, December 15, 2008 and December 15, 2009.

(3)	One-fourth of unvested portion vests on each of June 23, 2007, June 23, 2008, June 23, 2009 and June 23, 2010.

(4)	One-fourth of unvested portion vests on each of June 5, 2007, June 5, 2008, June 5, 2009 and June 5, 2010.

(5)	One-half vest on June 5, 2008 and one-half vest on June 5, 2009.

Option Exercises and Stock Vested in 2006

The following table sets forth information concerning the amounts realized upon the vesting of stock during 2006 by each of the named executive officers. No options were exercised by our named executive officers in 2006.

	Stock Awards
	Number of
	Shares Acquired	Value Realized on
Name	on Vesting (#)	Vesting ($)(1)

Philip D. Egan	74,250	$674,190
Jeffrey B. Johnson	—	—
Robert F. Vevoda	37,125	$337,095
Robert F. Briggs	20,250	$183,870
Kord J. Wissmann	25,313	$229,842

(1)	There was no public trading market for our common stock during 2006. Accordingly, these values have been calculated based on the fair market value of the shares on the date of vesting of $9.08, as determined by our board of directors.

Benefit Plans

2005 Stock Incentive Plan

Our board of directors adopted and our stockholders approved our 2005 Stock Incentive Plan, or the 2005 Plan, on October 31, 2005, and it was amended on June 22, 2006 and August 23, 2006. The 2005 Plan allows us to issue awards of restricted stock, stock options and other awards of our common stock. Our and any of our subsidiaries’ eligible employees, officers, directors and other persons are eligible to receive awards under the 2005 Plan. As of June 30, 2007, we had 1,509,000 options, and 10,000 shares of restricted stock subject to vesting, outstanding under the 2005 Plan. The 2005 Plan is administered by our board of directors, which selects the participants to receive awards and determines the terms and conditions of such awards. No additional awards will be made under the 2005 Plan after our stockholders approve the 2007 Equity Incentive Plan, which is described below. Any shares of stock covered by a grant under the 2005 Plan that are not purchased or are forfeited shall be made available for grants under the 2007 Equity Incentive Plan.

2007 Equity Incentive Plan

Our board of directors has adopted and our stockholders have approved our 2007 Equity Incentive Plan, or the 2007 Plan, which will be effective upon the consummation of this offering. Under the 2007 Plan, we may grant stock options, restricted stock, stock appreciation rights and other incentive awards to employees and directors (who are not employees) of our company or a parent, subsidiary or affiliate of our company. Only employees who are employed by our company or a parent, subsidiary or affiliate of our company are eligible to receive incentive stock options under the 2007 Plan. We have reserved a total of           shares of our common stock for issuance pursuant to the 2007 Plan, subject to certain adjustments as set forth in the 2007 Plan. Any shares of our common stock that are issuable pursuant to a grant under the 2005 Plan that are forfeited shall increase the number of shares of our common stock that may be issued under the 2007 Plan on a one-for-one basis.

The 2007 Plan is administered by our compensation committee. The 2007 Plan provides that the compensation committee has the authority to designate recipients of awards and to determine the terms and provisions of awards, including the expiration date, vesting schedule and terms of exercise.

Under the 2007 Plan, we may not grant any employee or director in any calendar year an option to purchase more than           shares of our common stock or a stock appreciation right based on the appreciation of more than          shares of stock or a stock grant or stock unit grant with respect to more than          shares of our common stock. We also may not issue more than          shares of our common stock pursuant to incentive stock options under the 2007 Plan.

The exercise price of nonqualified stock options and incentive stock options granted under the 2007 Plan must be at least 100% of the fair market value of our common stock on the date of grant. Incentive stock options granted to optionees who own more than 10% of our outstanding common stock on the date of grant (considering certain attribution rules) must have an exercise price that is at least 110% of our outstanding common stock on the grant date. Incentive stock options granted under the 2007 Plan will expire no later than 10 years after the date of grant, or 5 years after the date of grant with respect to optionees who own more than 10% of our outstanding common stock on the grant date.

In the event of certain changes in our capitalization, such as spin offs, stock dividends, large non-recurring dividends, rights offerings or stock splits, in order to preserve the intrinsic value of each outstanding award immediately before such change, the compensation committee may make appropriate adjustments to:

•	the number and class of shares of our common stock subject to outstanding awards; and

•	the grant or exercise price of each outstanding award.

Our compensation committee may likewise adjust the number, kind or class (or any combination thereof) of shares of our common stock issuable under the 2007 Plan to give effect to such a change in our capitalization.

In the event of a change in control (as defined in the 2007 Plan), if the successor company does not assume or substitute for an award, all conditions (other than payment conditions) to the exercise of outstanding options and stock appreciation rights and all outstanding issuance and forfeiture conditions (other than payment conditions) on stock grants and stock unit grants shall be deemed 100% satisfied. In addition, if the successor company assumes or substitutes for an award and an employee’s employment or director’s service is terminated within 24 months of the change in control, then as of the termination date all conditions (other than payment conditions) to the exercise of outstanding options and stock appreciation rights and all outstanding issuance and forfeiture conditions (other than payment conditions) on stock grants and stock unit grants shall be deemed 100% satisfied. The board of directors shall have the right, to the extent expressly required as part of such transaction, to cancel options and other awards after providing the award holder a reasonable period of time to exercise his or her options and stock appreciation rights and to take such other actions as necessary to receive the stock subject to the stock grants and the cash or stock payable under any stock unit grants.

The board of directors may at any time amend or revise the terms of the 2007 Plan; provided, however, that without the approval of our stockholders, no amendment may effect any change that would require stockholder approval under applicable law or the rules of the stock exchange on which shares of our common stock are listed, and no amendment may be made on or after the date of a change of control which might adversely affect any rights which would otherwise vest on the related change effective date (as defined in the 2007 Plan). The board of directors at any time may suspend granting options or stock appreciation rights or making stock grants or stock unit grants and may terminate the 2007 Plan at any time. In addition, any modification, amendment or cancellation of any outstanding award requires consent of the affected holder absent certain corporate events. No grants under the 2007 Plan may be made after the earlier of the expiration of ten years from the effective date of the 2007 Plan (in which case the 2007 Plan otherwise continues until all outstanding options and stock appreciation rights have been exercised in full or are no longer exercisable and all stock issued under any stock grants have been forfeited or have become non-forfeitable, and all stock unit grants have been forfeited or paid) or the date on which all of the stock reserved under the 2007 Plan has been issued or is no longer available for use under the 2007 Plan.

2007 Employee Stock Purchase Plan

Our board of directors has adopted and our stockholders have approved our 2007 Employee Stock Purchase Plan, or the 2007 Purchase Plan, which will become effective upon consummation of this offering.

Following this offering, the 2007 Purchase Plan authorizes the issuance of          shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The 2007 Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. In addition, the 2007 Purchase Plan is intended to be noncompensatory under SFAS No. 123(R). As of the date hereof, no shares of our common stock have been purchased under the 2007 Purchase Plan.

The 2007 Purchase Plan is administered by our compensation committee. The 2007 Purchase Plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2007 Purchase Plan, our compensation committee may specify offerings with a duration of not more than     months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering.

Generally, all regular employees, including executive officers, who have been employed by us or by any of our affiliates for at least six months may participate in the 2007 Purchase Plan and may contribute, normally through payroll deductions, up to     % of their earnings for the purchase of our common stock under the 2007 Purchase Plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2007 Purchase Plan at a price per share equal to 95% of the fair market value of a share of our common stock on the date of purchase. We will withhold applicable federal, state and local taxes for a participant’s compensation or require the participant to remit amount sufficient to satisfy all such federal, state and local withholding tax requirements from participation in the 2007 Purchase Plan.

Under the 2007 Purchase Plan, no employee may purchase shares at a rate in excess of $25,000 worth of our common stock valued based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2007 Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

In the event of certain changes in our capitalization, such as spin offs, stock dividends, large non-recurring dividends, rights offerings or stock splits, in order to preserve the intrinsic value of stock purchased under the 2007 Purchase Plan, the compensation committee may make appropriate adjustments to:

•	the number of shares reserved under the 2007 Purchase Plan;

•	the maximum number of shares by which the share reserve may increase automatically each year; and

•	the number of shares and purchase price of all outstanding purchase rights.

Employment Agreements

In connection with this offering, we will enter into amended and restated employment agreements with our named executive officers. We expect to have each of these agreements finalized prior to completion of this offering. We believe that the agreements will benefit us by helping to retain such executive officers.

Non-Competition Agreements

We have non-competition agreements with our named executive officers. The agreements generally provide that each of our named executive officers will not directly or indirectly perform any duties that are the same or substantially similar to duties and responsibilities under his employment with us on behalf of himself or any other business that competes with us in a defined geographic area during the course of his employment and for a period of two years following his termination of employment. In addition, each of our named executive officers agrees, during the course of his employment and for a period of two years following the termination of his employment, to refrain from:

•	soliciting any individual that was a customer of ours within the past two years with which the named executive officer had material contact on behalf of us;

•	inducing or attempting to induce any person who was an employee of ours at the time of the named executive officer’s employment to leave our employment or to hire any person who was an employee of ours and someone that the named executive officer interacted with or directly supervised at the time of the named executive officer’s employment; and

•	disseminating, disclosing, using, communicating, publishing or otherwise divulging, directly or indirectly, any confidential information.

Indemnification of Directors and Officers and Limitation of Liability

As allowed by the Delaware General Corporation Law (DGCL), we have adopted provisions in our articles of incorporation to provide that our directors and officers shall not be personally liable for monetary damages to us or our stockholders for a breach of fiduciary duty as a director or officer to the full extent that DGCL permits the limitation or elimination of the liability of directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors or officers pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable. In the event that a claim for indemnification for these liabilities, other than the payment by us of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding, is asserted by a director or officer, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether this indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of the issue.

We have entered into indemnification agreements with each of our current directors and officers to give such directors and officers additional contractual assurances regarding the scope of their indemnification. The indemnification agreements provide indemnification to the full extent permitted under DGCL, and provide for the advancement of expenses incurred by a director or officer in connection with the investigation, defense, settlement or appeal of any action or investigation. In addition, we maintain liability insurance for our directors and officers as required by their indemnification agreements.

Potential Payments Upon Termination or Change of Control

We expect certain of the amended and restated employment agreements with our named executive officers entered into in connection with this offering to provide for certain payments and benefits following termination of employment or change of control under certain circumstances.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 31, 2005, we executed a management agreement with Arcapita Inc., an affiliate of our majority stockholder. Under the management agreement, Arcapita Inc. has provided general advisory services to us. The management agreement required us to pay a transaction closing fee of $5,775,000 on October 31, 2005 for services rendered in connection with our acquisition of our Predecessor company. Also, the management agreement requires us to pay an annual management fee of $1.0 million to be paid quarterly, which we paid in respect of the year ended December 31, 2006 and a pro-rated portion of 2005. For 2007, we will pay a pro-rated portion of the $1.0 million management fee for the portion of the year prior to the completion of this offering. Upon completion of this offering, the management agreement will terminate.

In connection with our acquisition of TGL, our executive officers and certain employees purchased shares of our common stock with funds from interest-free loans made by Tensar (Cayman) Holding Company Limited, our majority stockholder and an affiliate of Arcapita, in order to prevent those executive officers and employees from being substantially diluted as stockholders. The loans made to our executive officers are listed in the table below and were for 80% of the purchase price (100% of the purchase price in the case of Mr. Egan), and the executive officers pledged 100% of their purchased shares, as listed in the table below, as collateral for the loans.

	Amount
Name	of Loan ($)	Pledged Shares

Philip D. Egan	$824,260	82,426
Jeffrey B. Johnson	$26,064	3,258
Robert F. Briggs	$264,736	33,092
Robert F. Vevoda	$403,408	50,426
Timothy L. Lancaster	$216,528	27,066
John J. Pettit	$119,768	14,971
Kord J. Wissmann	$327,152	40,894

All of the loans described above are due and payable to Tensar (Cayman) Holding Company Limited on the earlier of two years following the date of this offering or immediately upon a sale of the company or any person or entity other than an existing stockholder acquiring a majority of our outstanding stock.

In addition to the above, Mr. Johnson also had an interest-free loan in the amount of $40,000 borrowed from us in January 2007 in connection with income taxes paid by him as a result of his purchase of our stock in 2006, and Mr. Lancaster had a loan with an interest rate of 4.03% in the amount of $18,858 borrowed from us in April 2005 in connection with income taxes paid by him as a result of his purchase of stock of our Predecessor company in 2004. Both of these loans were refinanced with the proceeds of loans provided by Tensar (Cayman) Holding Company Limited to Mr. Johnson and Mr. Lancaster in August 2007. The loans to Mr. Johnson and Mr. Lancaster are no longer owed to us.

Further, we made an interest free loan in February 2007 of $6,531 to Mr. Wissmann in order for him to pay certain income taxes in connection with his office and residence relocation from Virginia to North Carolina in 2006. In order to comply with the Sarbanes-Oxley Act of 2002, prior to the initial filing of the registration statement of which this prospectus forms a part, the outstanding loan to Mr. Wissmann was forgiven. In addition, we waived our right to obtain reimbursement for certain relocation expenses in the amounts set forth below for each of Mr. Johnson, Mr. Wissmann and Mr. Barbe should any of them voluntarily leave the company within three years after their initial date of employment.

	Waived Relocation
	Reimbursement
Name	Right ($)

Jeffrey B. Johnson	$109,133
Kord J. Wissmann	$31,144
Douglas T. Barbe	TBD	(1)

(1)	As of the date of this filing, Mr. Barbe had not completed his relocation to our corporate headquarters in Atlanta.

On May 12, 2006, we transferred $199,649 to Mr. Wissmann. This payment was made to Mr. Wissmann at the request and on behalf of the former owner of our Geopier business. This payment represented a portion of the earnout payment that would otherwise have been paid to the former owner.

Policies and Procedures Regarding Transactions with Related Parties

Upon consummation of this offering, our board of directors will have adopted written policies and procedures for transactions with related persons. As a general matter, the policy will require the audit committee to review, approve or ratify or disapprove certain transactions with related persons in which we are a participant. The policy will provide for certain pre-approved transactions. The policy will apply to transactions, arrangements and relationships where the aggregate amount involved could reasonably be expected to exceed $100,000 in any calendar year, we are a participant and in which a related person has or will have a direct or indirect material interest. A related person is: (1) any director, nominee for director or executive officer of our company; (2) any immediate family member of a director, nominee for director or executive officer; and (3) any person, and his or her immediate family members, or entity that was a beneficial owner of 5% or more of any of our outstanding equity securities.

The policy will provide that if advance approval of a transaction subject to the policy is not obtained, it must be promptly submitted to the audit committee for possible ratification, approval, amendment, termination or rescission. In reviewing any transaction, the audit committee will take into account, among other factors the audit committee deems appropriate, whether the transaction is on terms no less favorable than terms generally available to a third party in similar circumstances and the extent of the related person’s interest in the transaction. Any related person transaction must be conducted at arm’s length. Any member of the audit committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of shares of our common stock before and immediately following the consummation of this offering by:

•	each stockholder who is known by us to be a beneficial owner of 5% or more of our outstanding shares of common stock;

•	each of our directors and each proposed director;

•	our chief executive officer, chief financial officer and our other named executive officers; and

•	all of our directors and executive officers as a group.

The column entitled “Percentage of Shares Outstanding — Before Offering” is based on 15,961,501 shares of our common stock outstanding as of June 30, 2007. The column entitled “Percentage of Shares Outstanding — After Offering” is based on           shares of common stock to be outstanding after this offering after giving effect to the           shares we and the selling stockholders are selling in this offering and assumes no further exercises of outstanding options or the underwriters’ over-allotment option.

Unless otherwise indicated in the footnotes to the table, each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options or which are otherwise subject to vesting and that are currently exercisable or will become exercisable within 60 days after June 30, 2007, are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person. Unless otherwise indicated below, the address of each named person is c/o Tensar Corporation, 5871 Glenridge Drive, Suite 300, Atlanta, GA 30328.

	Number of Shares			Percentage of
	Beneficially Owned			Shares Outstanding		Number of Shares to
	Before		After	Before	After	be Sold in
Beneficial Owner	Offering		Offering	Offering	Offering	the Offering

5% Stockholders:
Tensar (Cayman) Holding Company Limited	13,775,435	(1)		86.3%
c/o Arcapita Inc. 75 Fourteenth Street, 24th Floor Atlanta, GA 30309
Arcapita Investment Management Limited	13,775,435	(1)		86.3%
c/o Paget Brown & Company Ltd. West Wind Building P.O. Box 1111 Grand Cayman Cayman Islands, B. W. I.
Arcapita Bank B.S.C.(c)	13,775,435	(2)		86.3%
P.O. Box 1406 Manama, Bahrain
Kingsway Nominees, Ltd.	1,000,000			6.3%
c/o Electra Private Equity plc Paternoster House 65 St. Paul’s Churchyard London, EC4M 7AB
Named Executive Officers and Directors: (3)
Philip D. Egan	292,109	(4)		1.8%
Jeffrey B. Johnson	37,008	(5)		*
Robert F. Vevoda	163,871	(6)		1.0%
Robert F. Briggs	95,006	(7)		*
Kord J. Wissmann	130,069	(8)		*
E. Stockton Croft	—	(1)		—
Charles L. Griffith	—	(1)		—
Donald T. Heroman	—			—
Charles H. Ogburn	—	(1)		—
All Executive Officers and Directors as a group (13 persons):	867,188	(9)		5.4%
Selling Stockholders:
Other Selling Stockholders as a group ( persons)(10)

*	Less than 1% of the outstanding shares of our common stock.

(1)	As of June 30, 2007, Tensar (Cayman) Holding Company Limited (THCL) has 24,429 shares of voting stock and 1,385,604 shares of non-voting stock outstanding. 920,000 of the shares of non-voting stock are held by four companies (the “Four Non-Voting Holding Companies”), which are Cayman Island entities owned by approximately 169 international investors. Each of the Four Non-Voting Holding Companies owns 230,000 shares of the non-voting stock of THCL. 404,604 of the remaining shares of non-voting stock are held by Earth Holdings Limited, an indirect subsidiary of Arcapita Bank. The remaining 61,000 shares of non-voting stock are held by Arcapita Incentive Plan Limited (AIPL), a Cayman Islands entity owned by management of Arcapita Bank (including Messrs. Croft, Griffith and Ogburn). 1,628.6 shares of voting stock are held by each of 15 separate Cayman Islands entities formed by Arcapita Bank (the Voting Cayman Entities). The Voting Cayman Entities are owned by approximately 50 international investors (the International Investors).

Each of the Voting Cayman Entities owns 6.7% percent of the voting stock of THCL. Each International Investor has granted Arcapita Investment Management Limited (AIML), a direct subsidiary of Arcapita Bank, a revocable proxy to vote its shares of voting stock in the Voting Cayman Entities on all matters. In addition, each Voting Cayman Entity has entered into an administration agreement with AIML pursuant to which AIML is authorized to vote the voting stock of THCL held by such Voting Cayman

Entity. Each administration agreement is terminable by a Voting Cayman Entity upon 60 days’ prior written notice to AIML by a vote of two-thirds of its stockholders.

(2)	Arcapita Bank does not directly own any stock of THCL, Tensar Corporation, AIPL or the Voting Cayman Entities. The number of shares of stock shown as owned by Arcapita Bank includes all of the shares of THCL subject to the revocable proxies granted to AIML as described in Note 1 above. Arcapita Bank is a Bahrain joint stock company.

(3)	In connection with our acquisition of TGL, our named executive officers and other executive officers purchased preemptive rights shares with funds from interest-free loans made by THCL in order to prevent those executive officers from being substantially diluted as stockholders. The loans made to the executive officers are listed in the table below and were for 80% of the purchase price (100% of the purchase price in the case of Mr. Egan), and the executive officers pledged 100% of their purchased shares, as listed in the table below, as collateral for the loans:

Name	Amount of Loan ($)	Pledged Shares

Philip D. Egan	$824,260	82,426
Jeffrey B. Johnson	$26,064	3,258
Robert F. Vevoda	$403,408	50,426
Robert F. Briggs	$264,736	33,092
Kord J. Wissmann	$327,152	40,894
All other executive officers and other employees as a group	$1,162,248	145,281

(4)	Consist of 82,426 shares of common stock, 129,683 shares of common stock subject to our right to repurchase under certain circumstances and 80,000 shares of common stock issuable with respect to options exercisable within 60 days of June 30, 2007.

(5)	Consist of 3,258 shares of common stock and 33,750 shares of common stock issuable with respect to options exercisable within 60 days of June 30, 2007.

(6)	Consist of 50,426 shares of common stock, 72,570 shares of common stock subject to our right to repurchase under certain circumstances and 40,875 shares of common stock issuable with respect to options exercisable within 60 days of June 30, 2007.

(7)	Consist of 33,092 shares of common stock, 39,914 shares of common stock subject to our right to repurchase under certain circumstances and 22,000 shares of common stock issuable with respect to options exercisable within 60 days of June 30, 2007.

(8)	Consist of 40,894 shares of common stock, 63,862 shares of common stock subject to our right to repurchase under certain circumstances and 25,313 shares of common stock issuable with respect to options exercisable within 60 days of June 30, 2007.

(9)	Consist of 252,133 shares of common stock, 383,679 shares of common stock subject to our right to repurchase under certain circumstances and 231,376 shares of common stock issuable with respect to options exercisable within 60 days of June 30, 2007.

(10)	Each of these selling stockholders is selling less than shares of common stock, and all such persons beneficially own, in the aggregate, less than 1% of our common stock.

FINANCING ARRANGEMENTS

We intend to use the proceeds of this offering to repay our existing indebtedness as described in the table below.

	Amount Outstanding			Effective Interest
	As of	Amount Outstanding		Rate at
Instrument	June 30, 2007	Post-Offering	Interest Rate	June 30, 2006	Maturity Date
	(In millions)	(In millions)

First Lien Financing Term Loan	$224.0		Floating based on adjusted LIBOR plus 2.75%	8.11%	October 31, 2012
Revolving Credit Facility	$0.0		Floating based on adjusted LIBOR plus 2.75%	N/A	October 31, 2010
Second Lien Financing Senior Secured Term Notes	$84.0		Floating based on adjusted LIBOR plus 7.25%	12.57%	May 1, 2013
PIK Financing PIK Notes	$88.9		17.50%	17.50%	October 31, 2013

Subsidiary Revolving Credit Agreement	$1.3		China Funds rate at time of borrowing	5.76%	September 30, 2007

Shari’ah compliance

Our majority stockholder, an affiliate of Arcapita Bank B.S.C.(c), has investors primarily located in the Middle East and makes its investments in a manner consistent with the body of Islamic principles known as Shari’ah. Consequently, we operate our business in a manner consistent with Shari’ah principles and will continue to do so as long as Arcapita is a significant stockholder. Shari’ah principles regarding the lending and borrowing of money are complicated, requiring application of qualitative and quantitative standards. The negotiation and documentation of financing that is compliant with these principles are generally complex and time-consuming, and as such, it may be more difficult for us to obtain financing that is compliant with Shari’ah principles on a timely basis. The financing arrangements described below are structured in a Shari’ah-compliant manner.

Overview

In connection with our current Shari’ah-compliant financing arrangements, we formed TCO Funding Corp. (TCO) and TCH Funding Corp. (TCH), both special purpose, bankruptcy remote, Delaware corporations, for the sole purpose of facilitating sale-leaseback and commodity purchase arrangements. TCO and TCH do not have any other assets, liabilities, income or expense other than those associated with our financing arrangements.

Under our sale-leaseback financing arrangements, lenders made long-term term loans to TCO, and TCO purchased substantially all of the tangible and intangible assets of Tensar Corporation, LLC. Immediately after such purchase, we entered into a lease agreement with TCO whereby we leased the assets back from TCO. No gain or loss was recorded by us for the sale-leaseback transaction. Under the lease agreement, we are obligated to make quarterly rent payments that are equal in amount to, and will be utilized to pay, the quarterly interest and principal payable under the term loans to TCO. After all lease payments have been made, we will reclaim the assets from TCO.

Under our commodities purchase financing arrangements, lenders have made loans to TCO and TCH, and those entities have made commodities purchase facilities available to us. Through a series of transactions that are facilitated by an affiliate of Arcapita, commodities are purchased and sold so that we have delayed payment obligations equal to the purchase price of the commodities plus an agreed profit rate. These delayed payment obligations mirror the principal and interest obligations of TCO and TCH.

First Lien Financing

On October 31, 2005, TCO provided one of our subsidiaries with a $147.0 million first lien sale-leaseback financing arrangement (the Lease Agreement) and a $30.0 million commodities purchase financing facility (the First Lien Murabaha). TCO obtained financing for these facilities by entering into a first lien $177.0 million credit facility, containing a $147.0 million term loan (the Term Loan) and a $30.0 million first lien revolving credit facility with a letter of credit facility (the Revolving Credit Facility, and together with the TCO Term Loan, the First Lien Credit Facility) with Credit Suisse Securities (USA) LLC and certain other lenders. Simultaneously with our acquisition of TGL on June 23, 2006, TCO increased the amount of the First Lien Murabaha by $10.0 million and amended and restated the First Lien Credit Facility to increase the Revolving Credit Facility by $10.0 million (to $40.0 million) and increase the Term Loan commitments by $80.0 million (to $227.0 million), for a total First Lien Credit Facility of $267.0 million. In connection with the foregoing, TCO provided an approximately £43 million commodities purchase financing facility to TTC Holdings S.a.r.l (Luxco), a Luxembourg subsidiary (the Luxco Murabaha). At the time, this amount was equal to approximately $80 million. The maturity date of the First Lien Murabaha is October 31, 2010 and the maturity date of the Lease Agreement and the Luxco Murabaha is October 31, 2012. The rental rate on the Lease Agreement and the profit rate on the First Lien Murabaha and the Luxco Murabaha are all floating rates of adjusted LIBOR plus 2.75%. Our U.S. subsidiaries provided guaranties, pledges and a security interest in their assets to TCO to secure the Lease Agreement, the First Lien Murabaha and the Luxco Murabaha. Certain of our U.K. subsidiaries provided guaranties, pledges and a security interest in their assets to TCO to secure the Luxco Murabaha.

Revolving Credit Facility.  The Revolving Credit Facility extends through October 31, 2010. The level of available borrowings under the Revolving Credit Facility is reduced by the amount of the aggregate letters of credit outstanding. The Revolving Credit Facility bears interest at a floating rate of adjusted LIBOR plus 2.75%. The effective interest rate on the Revolving Credit Facility as of June 30, 2007 was 8.11%. We pay a monthly commitment fee at a rate of 0.50% per annum on the average unused portion of the Revolving Credit Facility. As of June 30, 2007, we had no outstanding borrowings under the Revolving Credit Facility. The aggregate amount of letters of credit outstanding was $3.6 million as of June 30, 2007.

Term Loan.  The Term Loan extends through October 31, 2012. The Term Loan requires quarterly principal payments of $0.6 million until October 31, 2011, $53.4 million for the last four quarters of the Term Loan term and payment in full of any remaining amount of Term Loan on October 31, 2012. The Term Loan bears interest at a floating rate of adjusted LIBOR plus 2.75%. The effective interest rate on the Term Loan as of June 30, 2007 was 8.11%.

Second Lien Financing

On October 31, 2005, TCO also provided one of our subsidiaries with an $84.0 million commodities purchase financing facility (the Second Lien Facility). TCO obtained financing for this facility by issuing $84.0 million of second lien notes to various purchasers, pursuant to a second lien note purchase agreement (the Senior Secured Term Notes). In connection with our acquisition of TGL, the Second Lien Facility was amended, and the second lien note purchase agreement was amended and restated. The profit rate on the Second Lien Facility is a floating rate of LIBOR plus 7.25%, and the maturity date for the Second Lien Financing is May 1, 2013. Our U.S. subsidiaries provided guaranties, pledges and a security interest over their assets to TCO to secure the Second Lien Facility.

Senior Secured Term Notes.  The Senior Secured Term Notes bear interest at a floating rate of LIBOR plus 7.25% with interest paid quarterly in arrears with an effective rate of 12.57% as of June 30, 2007. The maturity date of the Senior Secured Term Notes is May 1, 2013.

Tensar Corporation Financing (PIK Financing)

On October 31, 2005, TCH provided us with a $52.5 million commodities purchase financing facility (the Tensar Corporation Financing). TCH obtained financing for this facility by issuing $52.5 million of paid-in-kind (PIK) notes to various purchasers pursuant to a PIK financing purchase agreement (the PIK Notes). In connection with our acquisition of TGL, TCH increased the Tensar Corporation Financing by $16.5 million and amended and restated the PIK financing purchase agreement to issue $16.5 million of additional PIK Notes for a total of $69.0 million of PIK Notes.

PIK Notes.  The PIK Notes bear interest at a fixed rate of 17.50% with interest accruing annually in arrears beginning on October 31, 2006. On each interest payment date through October 31, 2010 interest shall be paid in kind in the form of additional promissory notes (Additional PIK Notes). On October 31, 2011 all amounts outstanding under the Additional PIK Notes and all interest accruing after October 31, 2010 is to be paid in cash. On October 31, 2012, all accrued and unpaid interest is to be paid in cash. The principal balance of the PIK Notes as well as all accrued and unpaid interest on the PIK Notes is payable on October 31, 2013.

Subsidiary Revolving Credit Agreement

One of our subsidiaries has a revolving credit agreement (the Subsidiary Revolving Credit Agreement) that extends through September 30, 2007 and is due on demand. There is no formal borrowing limit to the facility, with draw-downs being negotiated on each draw date. The Subsidiary Revolving Credit Agreement bears interest at the China Funds rate, which is published nationally. As of June 30, 2007 and December 31, 2006, respectively, we had $1.3 million and $1.0 million in borrowings under the Subsidiary Revolving Credit Agreement. The effective interest rate on the Subsidiary Revolving Credit Agreement as of June 30, 2007 was 5.76%.

Covenants

Our financing facilities contain negative covenants and requirements affecting us and our subsidiaries, including limitations on our ability to:

•	incur, create or assume debt;

•	create liens on our assets;

•	make certain investments, loans and advances;

•	consolidate, merge, liquidate, wind up, dissolve, transfer or sell assets or acquire properties or businesses;

•	pay dividends or make other restricted payments;

•	enter into transactions with our affiliates;

•	make changes to our accounting policies; and

•	enter into operating leases.

Our financing facilities also contain affirmative covenants, including covenants regarding maintenance of legal existence, business and properties; maintenance of insurance; payment of obligations and taxes; delivery of financial and other information to the administrative agent; notice to the administrative agent upon the occurrence of events of default, material litigation and other events; access to books and records; and compliance with laws and maintenance of collateral. One of our covenants requires us to deliver audited financial statements within 90 days of our fiscal year end. We were not in compliance with this covenant as it relates to our 2006 financial statements, but we obtained waivers from our lenders. As of June 30, 2007, we were in compliance with all covenants. Any future non-compliance could result in an event of default and the acceleration of amounts due under the financing arrangements.

Under our financing arrangements, we are generally prohibited from incurring additional debt, except for, among a few select other things, unsecured indebtedness in an aggregate principal amount not to exceed

$4.0 million at any time outstanding and capital lease obligations in an additional amount not to exceed $4.0 million at any time outstanding.

Each of our financing arrangements contain the following financial covenants: minimum financing coverage ratio, minimum fixed charge coverage ratio, maximum leverage ratio, maximum first lien leverage ratio, and a limitation on capital expenditures. The minimum financing coverage ratio ranges from 1.75:1.00 for the third quarter 2007 to 3.00:1.00 in the fourth quarter 2010 and thereafter; the minimum fixed charge coverage ratio ranges from 1.25:1.00 in the third quarter 2007 to 1.50:1.00 in the fourth quarter 2009 and thereafter; the maximum leverage ratio ranges from 6.00:1.00 in the third quarter 2007 to 2.75:1.00 in the fourth quarter 2012 and thereafter; the maximum first lien leverage ratio ranges from 4.25:1.00 in the third quarter 2007 to 1.75:1.00 in the fourth quarter 2012 and thereafter; and the maximum capital expenditures are $12 million in 2007 and $10 million in 2008 and thereafter. Our financial covenants are the same under the First Lien and Second Lien Financings. For additional information regarding these covenants see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Arrangements — Financial Covenants and Financing EBITDA.”

Any failure on our part to comply with these covenants may result in an event of default. Such event of default may trigger an acceleration right for the holders of our outstanding debt. If such event of default results in acceleration or is not cured or waived, our liquidity and our operations may be materially adversely affected.

Change of Control Covenant.  Our financing arrangements each prohibit a “change of control.” A change of control would occur if a group other than certain identified current beneficial owners of our stock (owning the majority of such stock) owns either more than 30% of such stock (measured by voting power or value) or more stock (measured by voting power or value) than such current beneficial owners. However, neither of these conditions will be triggered by this offering.

Prepayment.  We are permitted to prepay the First Lien Financing (Term Loan and Revolving Credit Facility) at any time, in whole or in part, without penalty, subject to certain conditions regarding notice and amount. With the consent of the providers of the First Lien Financing, we are permitted to prepay the Second Lien Financing (Senior Secured Term Notes), in whole or in part, with a prepayment premium equal to a certain percentage of the amount prepaid. Such percentage decreases according to how close to maturity the facility is prepaid and ranges from 4% to 0% (for payments after 2010). Prior to October 31, 2007, we may not voluntarily prepay the Tensar Corporation Financing (PIK Financing). After October 31, 2007, with the consent of the providers of the First Lien Financing and the Second Lien Financing, we may prepay the Tensar Corporation Financing in whole or in part subject to a prepayment premium equal to a certain percentage of the amount prepaid. Such percentage decreases according to how close to maturity the facility is prepaid and ranges from 5% to 0% (for payments after 2012).

We are required to prepay a portion of the First Lien Financing upon the issuance of equity by us outside of normal employee and management stock plans in an amount equal to 100% of the net cash proceeds from the equity issuance. We must also make a mandatory prepayment in full of our Second Lien Financing and Tensar Corporation Financing upon a public offering of any securities of us or any of our subsidiaries, along with a prepayment penalty (1) in the case of the Second Lien Financing, the prepayment penalty on voluntary prepayments described above and (2) in the case of the Tensar Corporation Financing, an calculated discounting the remaining payments under the facility in relation to the amount immediately due and payable.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of           shares of common stock, $0.01 par value. The following description summarizes important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law.

Common Stock

General.  As of June 30, 2007, there were           shares of our common stock outstanding and approximately 26 stockholders of record. After this offering, our articles of incorporation will authorize the issuance of           shares of our common stock and there will be           shares of our common stock outstanding.

Voting Rights.  The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Unless otherwise required by law, matters submitted to a vote of our stockholders require the approval of a majority of votes cast by stockholders represented in person or by proxy and entitled to vote on such matter, except that directors are elected by a plurality of votes cast. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Liquidation, Dissolution and Winding Up.  Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

Preemptive Rights.  Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking funds provisions applicable to our common stock.

Assessment.  All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our articles of incorporation empower our board of directors to issue up to           shares of preferred stock from time to time in one or more classes or series. The board also may fix the relative rights and preferences of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any class or series or the designation of the class or series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of the common stock without any further vote or action by the stockholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. While we have no present intention to issue any shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Registration Rights

Pursuant to a registration rights agreement dated as of June 21, 2006 between Tensar (Cayman) Holding Company Limited, or THCL, and us, subject to certain exceptions, after this offering, THCL has the right to demand that we register under the Securities Act all or a part of the shares of our common stock that THCL owns, provided that we are not required to effect such a registration (1) in any particular jurisdiction in which we would be required to execute a general consent to service of process in effecting such registration or

(2) after we have already effected two other such demand registration statements that were declared effective. Additionally, after this offering, if we file a registration statement with respect to any offering of shares of our common stock, THCL may require us to register under the Securities Act all or a part of the shares of our common stock that THCL owns. Registration of shares of our common stock upon the exercise of such “demand” or “piggyback” registration rights would result in the covered shares becoming freely tradable without restriction immediately upon the effectiveness of the registration statement, which could reduce the trading price of our common stock.

Pursuant to a registration rights agreement dated as of June 23, 2006 among certain holders of shares of our common stock and us, subject to certain exceptions, after this offering, if we file a registration statement with respect to any offering of shares of our common stock, such holders may require us to register under the Securities Act all or a part of the shares of our common stock that such holders own. Registration of shares of our common stock upon the exercise of such “piggyback” registration rights would result in the covered shares becoming freely tradable without restriction immediately upon the effectiveness of the registration statement, which could reduce the trading price of our common stock.

In connection with any of the registrations described above, we will indemnify the selling stockholders in such transactions and bear all registration fees, costs, and expenses except for transfer taxes and underwriting discounts or commissions applicable to the sale of the converted shares of common stock. Subject to limitations provided in the agreement, holders of registrable shares will also have rights to require us to register their shares when we are registering shares for sale on our own behalf or for sale by another stockholder.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult: (1) acquisition of us by means of a tender offer; (2) acquisition of us by means of a proxy contest or otherwise; or (3) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Stockholder Meetings.  Our bylaws provide that a special meeting of stockholders may be called only by our president, our chairman of the board of directors or by stockholders representing 66 2/3% of our then outstanding common stock.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Election and Removal of Directors.  Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Once elected, directors may be removed only for cause and only by the affirmative vote of at least 66 2/3% of our then outstanding common stock. For more information on the classified board, see the section entitled “Management — Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Amendment of Certain Provisions in Our Organizational Documents.  The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of our then outstanding common stock.

The provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers, and as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Section 203 of Delaware General Corporation Law.  Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within the past three years did own, 15% or more of the corporation’s voting stock. The statute is intended to prohibit or delay merger or other takeover or change in control attempts.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services.

SHARES ELIGIBLE FOR FUTURE SALES

Based upon the number of shares of our common stock outstanding as of June 30, 2007, we will have           shares of common stock outstanding upon the completion of this offering. All of the shares of our common stock sold in this offering are freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by our affiliates, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below.

Rule 144

In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares of common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this registration statement, or who purchased shares of common stock from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 90 days after the effective date of this registration statement. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to other Rule 144 restrictions.

Options

Following the date of this prospectus, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the issuance of up to           shares of common stock under our stock plans. These registration statements will become effective upon filing. All of the           shares issued or to be issued upon the exercise of stock options or settlement of other awards under our stock plans are or will be eligible for resale in the public market without restrictions, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Registration Rights

Beginning 180 days after the date of this offering, holders of           unregistered shares of our common stock will be entitled to registration rights. For more detailed information about these registration rights, see “Description of Capital Stock — Registration Rights.” Registration of such shares (or the shares of common stock upon conversion) under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by “affiliates,” as that term is defined in Rule 144, immediately upon the effectiveness of such registration.

Lock-up Agreements

Notwithstanding the foregoing, we, the selling stockholders, our directors and executive officers and certain of our other existing stockholders (collectively representing approximately           shares or approximately     % of our common stock outstanding prior to the offering) have agreed with the underwriters, subject to limited exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the 180-day period after the date of this prospectus, subject to extensions in certain cases, without the prior written consent of Lehman Brothers Inc., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering by a “non-U.S. holder,” as we define that term below. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service, or the IRS, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary, and there can be no complete assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

This summary is limited to non-U.S. holders who purchase shares of our common stock issued pursuant to this offering and who hold our common stock as a capital asset (generally, property held for investment). This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under United States federal estate or gift tax laws (except as specifically described below). In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances nor does it address the special tax rules applicable to special classes of non-U.S. holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

•	U.S. expatriates;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a holder of our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of shares of our common stock.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock who or that is not a “U.S. person” for U.S. federal income tax purposes. A “U.S. person” means a person who or that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) or partnership (including any entity treated as a partnership for U.S. federal income tax purposes) created or organized under the laws of the United States, any state within the United States, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or other trusts considered U.S. persons for U.S. federal income tax purposes.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that will be applied to reduce, but not below zero, the adjusted tax basis in your shares of our common stock. Any remainder will be treated as gain on a disposition of the common stock subject to the tax treatment discussed below under “Gain on Disposition.” Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax (provided certain certification requirements are met, as described below) but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate non-U.S. holder under certain circumstances also may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor forms as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of shares of our common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment or a fixed base maintained by such non-U.S. holder;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (1) the period during which you hold our common stock or (2) the 5-year period ending on the date you dispose of our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, it will not be treated as a United States real property interest, in general, with respect to any non-U.S. holder that holds no more than five percent of the total fair market value of the common stock. If we are determined to be a USRPHC and the foregoing exception does not apply, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a disposition of our common stock, and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally but generally will not be subject to withholding, provided the applicable certification requirements are satisfied. Corporate holders also may be subject to a branch profits tax on such gain. Gain described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses. Non- U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder are considered U.S. situs assets and will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the gross amount of distributions on our common stock paid to such non-U.S. holder and the tax withheld with respect to those distributions. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

Backup withholding generally will not apply to payments of dividends made by us or our paying agents to a non-U.S. holder if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Dividends paid to non-U.S. holders subject to the 30% withholding tax described above in “Dividends” generally will be exempt from backup withholding.

Payments of the proceeds from a disposition or a redemption of our common stock effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition of our common stock by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

UNDERWRITING

Lehman Brothers Inc., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the representatives of the underwriters and the joint book-running managers in connection with this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares

Lehman Brothers Inc.
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Robert W. Baird & Co. Incorporated
Morgan Keegan & Company, Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional           shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	No Exercise	Full Exercise

Per share	$	$
Total

The representatives of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $      per share to brokers and dealers. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us and the selling stockholders are estimated to be approximately $      (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions.

Option to Purchase Additional Shares

We and the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of           shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than           shares in connection with this offering. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares of common stock to the underwriters.

Lock-Up Agreements

We, the selling stockholders, all of our directors and executive officers and certain of our other existing stockholders have agreed that, subject to certain exceptions without the prior written consent of the representatives, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by the representatives.

The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, the representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

As described below under “Directed Share Program,” any participants in the Directed Share Program shall be subject to a 180-day lock up with respect to any shares sold to them pursuant to that program. This lock up will have similar restrictions and an identical extension provision as the lock-up agreement described above. Any shares sold in the Directed Share Program to our directors or officers shall be subject to the lock-up agreement described above.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to           shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of 180 days after the date of this prospectus. This 180-day lock up period shall be extended with respect to our issuance of an earnings release or if a material news or a material event relating to us occurs, in the same manner as described above under “Lock-Up Agreements.”

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares, in whole or in part, and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We intend to apply to list our shares of common stock for quotation on the New York Stock Exchange under the symbol “TXC.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. Specifically, Credit Suisse Securities (USA) LLC is sole bookrunner and sole lead arranger and affiliates of Credit Suisse Securities (USA) LLC serve as administrative agent and collateral agent, under our First Lien Financing, for which services they receive customary fees.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus and certain legal matters in connection with this offering will be passed upon for us by our counsel, King & Spalding LLP. King & Spalding LLP also represents Arcapita from time to time. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements of The Tensar Corporation (our Predecessor company) for the year ended December 31, 2004 and for the period from January 1, 2005 through October 31, 2005 and for Tensar Corporation (our Successor company) as of December 31, 2005 and for the period from November 1, 2005 through December 31, 2005 and as of and for the year ended December 31, 2006 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of The Tensar Group Limited at and for the year ended March 31, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountant, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330 or (202) 551-8090. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, will also available to you on the SEC’s website, www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file annual, quarterly and other periodic reports and proxy statements and will make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Tensar Corporation and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2007 and 2006	F-2
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2007 and December 31, 2006	F-3
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2007 and 2006	F-4
Notes to Unaudited Condensed Consolidated Financial Statements	F-5
Report of Independent Registered Public Accounting Firm	F-25
Consolidated Statements of Operations for the year ended December 31, 2006, and the two months ended December 31, 2005 (Successor company), the ten months ended October 31, 2005, and the year ended December 31, 2004 (Predecessor company)
F-27
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-28
Consolidated Statements of Stockholders’ Equity (Deficit) for the year ended December 31, 2006, and the two months ended December 31, 2005 (Successor company), the ten months ended October 31, 2005 and the year ended December 31, 2004 (Predecessor company)
F-29
Consolidated Statements of Cash Flows for the year ended December 31, 2006, and the two months ended December 31, 2005 (Successor company), the ten months ended October 31, 2005 and the year ended December 31, 2004 (Predecessor company)
F-31
Notes to Consolidated Financial Statements	F-32
The Tensar Group Limited
Report of Independent Auditors	F-67
Consolidated Profit and Loss Account for the year ended 31 March 2006	F-68
Consolidated Statement of Total Recognised Gains and Losses for the year ended 31 March 2006	F-69
Consolidated Balance Sheet at 31 March 2006	F-70
Consolidated Cash Flow Statement for the year ended 31 March 2006	F-71
Notes to the Financial Statements	F-72
Schedule II
Valuation and Qualifying Accounts and Reserves for the year ended December 31, 2006, and the period November 1, 2005 through December 31, 2005 (Successor company), the period January 1, 2005 through October 31, 2005 and the year ended December 31, 2004 (Predecessor company)
F-104

Tensar Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

	Six Months Ended
	June 30,
(In thousands, except per share amounts)	2007	2006

Net sales	$108,298	$67,021
Cost of sales	53,844	33,092

Gross profit	54,454	33,929
Selling and marketing expenses	18,852	10,779
General and administrative expenses	20,574	9,949
Research and development expenses	1,341	671
Acquisition related expenses	—	1,991

Operating income	13,687	10,539
Other income (expense), net:
Interest expense, net	(22,475)	(16,320)
Change in fair value of liability for cross-currency swap	(1,679)	(2,054)
Gain (loss) on foreign exchange, net	1,649	(4,097)
Other income (expense), net	(747)	1,205

Total other expense	(23,252)	(21,266)

Loss before income taxes	(9,565)	(10,727)
Income tax benefit	3,636	3,843

Net loss	$(5,929)	$(6,884)

Basic per share information:
Loss available to common stockholders	$(0.37)	$(0.56)

Weighted average shares outstanding	15,952	12,297

Diluted per share information:
Loss available to common stockholders	$(0.37)	$(0.56)

Weighted average shares outstanding	15,952	12,297

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tensar Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
(In thousands, except for shares)	2007	2006

Assets
Current Assets:
Cash and cash equivalents	$8,674	$14,902
Accounts receivable, less allowance for doubtful accounts of $1,262 and $1,062 respectively	45,479	32,859
Inventories, net	21,596	20,069
Prepaid expenses and other current assets	4,950	5,823
Income taxes receivable	1,566	3,148
Deferred income taxes	2,057	2,140

Total Current Assets	84,322	78,941
Property, plant and equipment, net	69,776	68,031
Goodwill	270,188	268,048
Other intangible assets, net	233,518	239,601
Deferred financing and other non-current assets, net	14,563	15,211
Deferred income taxes	1,366	1,366

Total Assets	$673,733	$671,198

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$10,930	$4,760
Interest payable	3,122	3,173
Income taxes payable	2,009	6,165
Accrued compensation and benefits	6,513	5,663
Other accrued expenses	8,298	8,703
Current portion of long-term debt	3,585	3,293

Total Current Liabilities	34,457	31,757
Long-term debt	394,629	388,597
Deferred income taxes	79,338	83,877
Cross-currency swap liability	9,200	7,521
Liability for pension benefits	3,022	3,105
Other non-current liabilities	2,436	318

Total Liabilities	523,082	515,175

Commitments and contingencies (see Note 13)
Redeemable common stock, 921,706 shares issued and outstanding as of June 30, 2007 and December 31, 2006, respectively	9,238	9,220
Stockholders’ Equity:
Common stock, $0.01 par value, 30,000,000 shares authorized; 15,039,795 and 15,039,795 issued and outstanding as of June 30, 2007 and December 31, 2006, respectively	151	151
Notes receivable from officers	(221)	(174)
Additional paid in capital	151,994	151,287
Accumulated deficit	(17,864)	(11,252)
Accumulated other comprehensive income	7,353	6,791

Total Stockholders’ Equity	141,413	146,803

Total Liabilities and Stockholders’ Equity	$673,733	$671,198

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tensar Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Six Months Ended
	June 30,
(In thousands)	2007	2006

Cash Flows From Operating Activities:
Net loss	$(5,929)	$(6,884)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization of property, plant and equipment	4,029	2,252
Amortization of other intangible assets	7,169	5,621
Amortization of deferred stock compensation	596	389
Amortization of deferred financing costs	1,183	903
Compensation expense related to interest free loans	128	—
Accrued interest on PIK notes	7,167	4,719
Allowance for doubtful accounts	185	284
Deferred income taxes	(4,531)	8,838
Change in fair value of liability for cross-currency swap	1,679	2,054
Unrealized foreign currency exchange gain	(1,658)	(3,524)
Changes in operating assets and liabilities:
Accounts receivable	(12,949)	(12,663)
Inventories	(1,427)	(4,036)
Prepaid expenses and other current assets	2,413	277
Accounts payable and other accrued liabilities	4,856	4,493
Income tax receivable	(2,345)	(9,733)

Net cash provided by (used in) operating activities	566	(7,010)
Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(5,351)	(4,871)
Payment to fund Supplemental Executive Retirement Plan	(1,047)	—
Receipt of escrow funds from acquisition	468	—
Acquisition of business, net of cash acquired	—	(133,323)
Payments on earn out to former owners	—	(1,997)

Net cash used in investing activities	(5,930)	(140,191)
Cash Flows From Financing Activities:
Proceeds from revolving credit facility	6,500	9,000
Repayments of revolving credit facility	(6,500)	—
Proceeds from issuance of long-term debt	256	96,500
Repayments of long-term debt	(1,135)	(735)
Proceeds from issuance of common stock	—	38,015
Issuance of notes receivable to officers	(47)	—
Payments for deferred financing costs	—	(3,573)

Net cash (used in) provided by financing activities	(926)	139,207
Net Effect Of Exchange Rate Changes On Cash	62	3,620

Net decrease in cash and cash equivalents	(6,228)	(4,374)
Cash And Cash Equivalents, beginning of period	14,902	14,152

Cash And Cash Equivalents, end of period	$8,674	$9,778

Supplemental cash flow information:
Cash paid during the period for:
Interest	$14,371	$10,082
Income taxes, net of refunds	$(2,625)	$73

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tensar Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except shares and per share amounts)

1.	Description of Business and Basis of Presentation

Description of Business

Unless otherwise indicated, the terms “Tensar Corporation,” “Tensar,” the “Company,” “we,” “us” and “our” refer to Tensar Corporation and/or its subsidiaries. Tensar Corporation is a U.S.-based multinational holding company incorporated in Delaware. Our subsidiaries offer an integrated suite of products and services that provide soil stabilization, earth retention, foundation and erosion and sediment control. Our end-customers include commercial, industrial and residential site developers, resource extractors, transportation authorities, coastal and waterway authorities and waste management companies. We service our customers through three reportable segments:

•	Earth Reinforcement Solutions (ERS) which designs, manufactures and distributes Tensar® uniaxial, biaxial and triaxial geogrids used for earth reinforcement in transportation, commercial and industrial construction;

•	Environmental Site Solutions (ESS) which manufactures and supplies North American Green® rolled erosion control products used in transportation, residential, commercial and industrial applications, and also manufactures and supplies lightweight oriented nets used by North American Green and other manufacturers of erosion control products, and a cotton fiber-based mulch product that is sprayed on to adhere to and form a protective web over the soil, including soil in areas with steep slopes; and

•	Foundation Improvement Solutions (FIS) which licenses Geopier® Rammed Aggregate Pier® foundation support systems used in construction of new structures with weak or soft soil conditions.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (SEC) and include our accounts and the accounts of our wholly owned subsidiaries. Certain information and note disclosures, normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), have been condensed or omitted pursuant to such rules and regulations. The unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our financial position as of June 30, 2007 and our operating results, and cash flows for the interim periods presented. The balance sheet at December 31, 2006 has been derived from our audited financial statements as of that date but does not include all disclosures required by accounting principles generally accepted in the United States. These financial statements and the related notes should be read in conjunction with the December 31, 2006 consolidated financial statements and notes thereto.

Our results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results of operations for a full year. It is the opinion of our management that all necessary adjustments for a fair presentation of results of operations for the interim periods have been made and are of a normal and recurring nature unless otherwise disclosed herein.

In accordance with the Financial Accounting Standards Board (FASB) Interpretation No. FIN 46(R), Consolidation of Variable Interest Entities, we are required to consolidate TCO Funding Corp. (TCO) and TCH Funding Corp. (TCH) because they are considered variable interest entities (VIE) for which we are the primary beneficiary under FIN 46(R). TCO and TCH were created for the sole purpose of facilitating our sale-leaseback and commodity purchase arrangements and do not have any other assets or liabilities or income or expense other than those associated with debt. These entities were formed by a nominal capital investment by a third party, and there is no minority interest presented in our financial statements. These entities were

Tensar Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

formed specifically to finance our acquisition of The Tensar Corporation, which we refer to as our Predecessor company, on October 31, 2005. See Note 9 for further discussion of our consolidation of TCO and TCH.

Effect of Adoption of Staff Accounting Bulletin No. 108 (SAB 108)

In September 2006, the SEC staffed issued Staff Accounting Bulletin (SAB) 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of our financial statements and the related financial statement disclosures. This model is commonly referred to as a dual approach because it requires quantification of errors under both the iron curtain and the roll-over methods. Prior to our application of the guidance in SAB No. 108, we used the iron curtain method for quantifying financial statement misstatements.

SAB 108 requires private companies to apply the dual approach of quantifying errors to financial statements included in an initial registration statement through restating prior financial statements as if the dual approach had always been applied. The following table summarizes the effects of applying the guidance in SAB 108:

Income Statement — December 31, 2006

	As Originally
	Reported	As Adjusted	Effect of Change

Net sales	175,883	175,827	(56)
Cost of sales	89,203	89,180	(23)
General and administrative expenses	23,833	24,259	426
Loss before income taxes	(11,780)	(12,239)	(459)
Income tax benefit	4,703	4,804	101
Net loss	(7,077)	(7,435)	(358)

Balance Sheet — December 31, 2006

	As Originally
	Reported	As Adjusted	Effect of Change

Accounts receivable, net	32,915	32,859	(56)
Inventories, net	20,046	20,069	23
Income taxes payable	6,228	6,165	(63)
Other accrued expenses	8,416	8,703	287
Deferred income taxes	83,915	83,877	(38)
Additional paid-in capital	151,148	151,287	139
Accumulated deficit	(10,894)	(11,252)	(358)

Tensar Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Statement of Cash Flows — December 31, 2006

	As Originally
	Reported	As Adjusted	Effect of Change

Net loss	(7,077)	(7,435)	(358)
Compensation expense related to interest free loans	—	139	139
Deferred income taxes	(7,601)	(7,639)	(38)
Accounts receivable, net	432	488	56
Inventories, net	(1,502)	(1,525)	(23)
Accounts payable and other accrued liabilities	(2,638)	(2,414)	224
Net cash provided by operating activities	15,881	15,881	—
Cash from investing activities	(148,924)	(148,924)	—
Cash from financing activities	129,072	129,072	—
Cash and cash equivalents, end of period	14,902	14,902	—

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. On an ongoing basis, estimates are reviewed based on information that is currently available. Changes in facts and circumstances may cause us to revise our estimates.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We are regularly under audit by tax authorities around the world. We accrue for uncertain foreign and domestic tax positions as required by FIN 48, Accounting for Uncertainty in Income Taxes, according to the facts and circumstances in the various regulatory environments.

Effective January 1, 2007, we adopted the provisions of FIN 48, which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation prescribes the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. The reassessment of our tax positions in accordance with FIN 48 resulted in a decrease in the opening balance of Accumulated deficit and an increase in Goodwill as of January 1, 2007 of $682 and $1,142, respectively, for tax benefits previously recognized in accordance with pre-existing guidance.

We have determined that we had no material increases or decreases in the liability for unrecognized tax benefits as of June 30, 2007. Any potential penalties and interest related to unrecognized tax benefits have been reported as Interest expense, net in the accompanying unaudited condensed consolidated financial statements, and the amount of such expense recognized for the six months ended June 30, 2007 was not material.

Tensar Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

3.	Business Combination

On June 23, 2006, we acquired all of the outstanding shares of The Tensar Group Limited (TGL). A predecessor to TGL was the original developer of the Tensar® polymer based structural geogrid and was part of a consortium that founded our predecessor in the U.S. in 1983. Prior to our acquisition of TGL, we were the exclusive licensee of TGL’s Tensar structural geogrid technology in North and South America. TGL has an exclusive licensee for the Tensar structural geogrid technology in Japan.

The total acquisition price of TGL as of our acquisition closing date was $131,297, including $4,947 of transaction fees and expenses. Our acquisition of TGL was financed with approximately $38,015 in cash proceeds from newly issued common stock and $96,500 of incremental senior and paid-in-kind (PIK) debt borrowings. In connection with our acquisition of TGL, at closing, we repaid $24,170 of existing debt obligations of TGL. A portion of the proceeds from our newly issued common stock and incremental senior and PIK debt borrowings were used to pay deferred financing costs in conjunction with the incremental senior and PIK debt borrowings.

Our acquisition of TGL was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and we have allocated the purchase price of TGL based upon the fair values of the net assets acquired and liabilities assumed. Portions of the net assets acquired and liabilities assumed were valued utilizing customary valuation procedures and techniques. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, indefinite lived intangibles and goodwill are not being amortized.

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed:

Accounts receivable	$13,437
Inventories	7,849
Other current assets	2,283
Property, plant and equipment	24,571
Identifiable intangible assets	45,847
Other non-current assets	456
Accounts payable and accrued expenses	(10,696)
Deferred income taxes	(11,939)
Long term debt	(1,452)
Other non-current liabilities and other	(4,651)

65,705
Goodwill	65,592

Aggregate purchase price	$131,297

We have separately identified trademarks, technology and customer relationships within our acquired identifiable intangible assets. As of the date of acquisition the trademarks were valued at $17,297, technology was valued at $19,999 and customer relationships were valued at $8,551. In connection with our TGL acquisition, we incurred $2,163 of acquisition related costs included in Acquisition related expenses in the Unaudited Condensed Consolidated Statements of Operations of which $1,991 was incurred as of June 30, 2006. These costs primarily relate to debt issuance and the write off of a royalty related asset for an arrangement that previously existed between TGL and us.

Tensar Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The following unaudited pro forma information presents our consolidated results of operations for the six months ended June 30, 2006 as if our acquisition of TGL had occurred at the beginning of the period:

Six Months Ended
June 30,
2006

Net sales	$97,358

Loss from continuing operations available to common stockholders	$(11,165)
Income from discontinued operations	250

Net loss available to common stockholders	$(10,915)

Basic per share information:
Loss from continuing operations available to common stockholders	$(0.70)
Income from discontinued operations	0.01

Net loss available to common stockholders	$(0.69)

Diluted per share information:
Loss from continuing operations available to common stockholders	$(0.70)
Income from discontinued operations	0.01

Net loss available to common stockholders	$(0.69)

The consolidated pro forma information is not necessarily indicative of the combined results that would have occurred had our acquisition of TGL occurred on those dates, nor is it indicative of the results that may occur in the future.

4.	Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. It is effective for us beginning in 2008. We are currently in the process of determining the effect that the adoption of this statement will have on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Although we are required to adopt this guidance on January 1, 2008, we have not completed our evaluation of its impact.

Tensar Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

5.	Inventories

Inventories consist of the following:

	June 30,	December 31,
	2007	2006

Finished goods	$12,482	$11,112
Work-in-process	1,347	1,513
Raw materials and supplies	8,351	7,671

	22,180	20,296
Inventory reserves	(584)	(227)

	$21,596	$20,069

6.	Property, Plant and Equipment

Property, plant and equipment, net consisted of the following:

	June 30,	December 31,
	2007	2006

Land and buildings	$19,588	$16,700
Machinery and equipment, furniture and fixtures, and other	58,456	42,788
Construction in progress	2,388	15,133

	80,432	74,621
Accumulated depreciation and amortization	(10,656)	(6,590)

	$69,776	$68,031

Construction in progress includes capitalized interest costs of $123 and $631 as of June 30, 2007 and December 31, 2006, respectively, in connection with the construction of assets. Depreciation and amortization expense was $4,029 and $2,252 for the six months ended June 30, 2007 and 2006, respectively.

7.	Other Intangible Assets

Other intangible assets consist of the following:

		June 30, 2007			December 31, 2006
	Useful	Gross		Net	Gross		Net
	Lives	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	(Years)	Amount	Amortization	Amount	Amount	Amortization	Amount

Unamortized indefinite life intangible assets:
Trademarks		$87,155	$—	$87,155	$86,759	$—	$86,759
Amortized intangible assets:
Technology	8-15	$92,091	$(13,839)	$78,252	$91,121	$(8,971)	$82,150
Customer relationships	14-19	76,531	(8,420)	68,111	76,336	(5,644)	70,692

Total		$255,777	$(22,259)	$233,518	$254,216	$(14,615)	$239,601

Amortization expense was $5,986 and $4,718 for the six months ended June 30, 2007 and 2006, respectively.

Tensar Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

8.	Goodwill

The changes in the carrying amount of Goodwill for the six months ended June 30, 2007 are as follows:

	ERS	ESS	FIS	Corporate	Total

Balance as of December 31, 2006	$207,559	$32,337	$28,152	$—	$268,048
Receipt of escrow funds from TGL acquisition	(468)	—	—		(468)
Adjustment for adoption of FIN 48 on January 1, 2007	714	231	197	—	1,142
Foreign exchange adjustments	1,466	—	—	—	1,466

Balance as of June 30, 2007	$209,271	$32,568	$28,349	$—	$270,188

9.	Long-term Debt

Long-term debt consists of the following:

	June 30,	December 31,
	2007	2006

First Lien Credit Facilities:
Term Loan	$223,995	$225,130
Senior Secured Term Notes	84,000	84,000
Paid-in-Kind Notes	88,904	81,737
Subsidiary Revolving Credit Agreement	1,315	1,023

	398,214	391,890
Less: Current portion	(3,585)	(3,293)

	$394,629	$388,597

The First Lien Term Loan was financed through TCO. The lenders made long-term term loans to TCO, and TCO purchased substantially all of the tangible and intangible assets of The Tensar Corporation, LLC. Immediately after the sale of our assets, TCO entered into a sale-leaseback agreement with us whereby we leased the assets back from TCO. No gain or loss was recorded by us for the sale-leaseback transaction. Under the lease agreement, we are obligated to make quarterly rent payments that are equal in amount to, and will be utilized to pay, the quarterly interest and principal payable under the term loans to TCO. After all lease payments have been made, we will reclaim the assets from TCO.

The Revolving Credit Facility and the Senior Secured Term Notes were financed through TCO. The PIK Notes were financed through TCH. The lenders have made loans to TCO and TCH and the special purpose entities have made commodities purchase facilities available to us. Through a series of transactions that are facilitated by an affiliate of Arcapita, our majority stockholder, commodities are purchased and sold so that we have delayed payment obligations equal to the purchase price of the commodities plus an agreed profit rate. These delayed payment obligations mirror the principal and interest obligations of TCO and TCH to their lenders.

We are the primary beneficiary in the variable interest entities due to the terms and provisions of the sale-leaseback and commodity purchase agreements. The First Lien Credit Facilities, Senior Secured Term Notes and PIK Notes are all financed either through TCO and TCH, as noted above, and totaled $396,899 and $390,867 as of June 30, 2007 and December 31, 2006, respectively.

Tensar Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

On June 23, 2006, in connection with our acquisition of TGL, TCO amended and restated its First Lien Credit Facilities to increase the borrowings under the Term Loan to fund a portion of our acquisition of TGL and to increase its borrowing capacity under the Revolving Credit Facility. The Term Loan was increased by $80,000 over the $147,000 term loan previously borrowed under the First Lien Credit Facilities. As a result of the amendment to the First Lien Credit Facilities, we incurred $4,164 of transaction costs of which $3,147 are included in Deferred financing and other non-current assets, net in the Unaudited Condensed Consolidated Balance Sheets at December 31, 2006 and $1,017 are included in Acquisition related expenses and other for the six months ended June 30, 2006. Deferred financing costs are amortized over the life of the debt utilizing the effective interest method. In addition, the Revolving Credit Facility was increased by $10,000 and allows for up to $40,000 in borrowings. As a result of the amendment to the Revolving Credit Facility, we incurred $372 of transaction costs all of which are included in Deferred financing and other non-current assets, net in the Unaudited Condensed Consolidated Balance Sheets. Our lenders and we have entered into security agreements under which substantially all of our assets as well as the stock of certain of our subsidiaries are pledged as collateral for the First Lien Credit Facilities. We have jointly and severally guaranteed to TCO the obligations of The Tensar Corporation LLC under the Lease Financing Facility with TCO and the obligations of TTC Holdings S.a.r.l. under the commodities purchase facility with TCO.

In addition, TCH issued $16,500 of new PIK Notes on June 23, 2006 with substantially the same terms and conditions as its previously issued PIK Notes to fund a portion of the TGL acquisition.

First Lien Credit Facilities

The Revolving Credit Facility extends through October 31, 2010. The Revolving Credit Facility provides for up to $40,000 in borrowings. This amount is reduced by the amount of the aggregate total of Letters of Credit outstanding. The Revolving Credit Facility bears interest at one-, two-, three-, or six-month (or nine- or twelve-month to the extent approved by all lenders) London Interbank Offered Rate (LIBOR) plus an applicable margin of 2.75%. We pay a monthly commitment fee at a rate of 0.50% per annum on the average unused portion of the Revolving Credit Facility. As of June 30, 2007 and December 31, 2006, we had no outstanding borrowings under the Revolving Credit Facility. The aggregate amount of Letters of Credit outstanding under the Revolving Credit Facility was $3,555 and $4,145 as of June 30, 2007 and December 31, 2006, respectively. The Revolving Credit Facility is guaranteed by us.

The Term Loan totals $227,000 of which $223,995 was outstanding at June 30, 2007 and extends through October 31, 2012. The Term Loan requires quarterly principal payments of $568 until October 31, 2011, $53,445 for the last four quarters of the Term Loan and payment in full of any remaining amount of Term Loan on October 31, 2012. The Term Loan bears interest at three-month LIBOR plus an applicable margin of 2.75%. The effective interest rate on the Term Loan as of June 30, 2007 was 8.11%. The Term Loan is guaranteed by us.

The First Lien Credit Facilities subject us to certain covenants, including: minimum financing coverage ratio; minimum fixed charge coverage ratio; maximum leverage ratio; maximum first lien leverage ratio; and a limitation on capital expenditures, in each case as set forth in the Revolving Credit Agreement. One of our covenants requires us to deliver audited financial statements within 90 days of our fiscal year end. We were not in compliance with this covenant as it relates to our 2006 financial statements, but we obtained waivers from our lenders. As of June 30, 2007, we were in compliance with all covenants.

Senior Secured Term Notes

On October 31, 2005, TCO entered into an $84,000 Note Purchase Agreement. The Senior Secured Term Notes (Notes) are second lien indebtedness and bear interest at one-month LIBOR plus an applicable margin of 7.25% per annum with interest paid quarterly in arrears with an effective rate of 12.57% at June 30, 2007. The principal balance and all accrued and unpaid interest and fees are due on May 1, 2013. The Notes may be

Tensar Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

prepaid subject to a prepayment fee of 5% if prepaid during the twelve-month period ending October 31, 2006, 4% for the period ending October 31, 2007, 3% for the period ending October 31, 2008, 2% for the period ending October 31, 2009 and 1% for the period ending October 31, 2010. No prepayment fee is due for prepayments made after October 31, 2010. The Notes are guaranteed by us.

The Notes subject us to certain covenants, including: minimum financing coverage ratio; minimum fixed charge coverage ratio; maximum leverage ratio; and a limitation on capital expenditures, in each case as set forth in the Note Purchase Agreement. One of our covenants requires us to deliver audited financial statements within 90 days of our fiscal year end. We were not in compliance with this covenant as it relates to our 2006 financial statements, but we obtained waivers from our lenders. As of June 30, 2007 we were in compliance with all covenants.

Paid-in-Kind Notes

The PIK Notes increased during the first half of 2006 from $52,500 to a total of $69,000. The PIK Notes bear interest at a fixed rate of 17.50% per annum with interest paid annually in arrears beginning on October 31, 2006. On each interest payment date through October 31, 2010 interest shall be paid-in-kind in the form of additional promissory notes (Additional PIK Notes). On October 31, 2011 all amounts outstanding under the Additional PIK Notes and all interest accruing after October 31, 2010 is to be paid in cash. On October 31, 2012, all accrued and unpaid interest is to be paid in cash. The principal balance of the PIK Notes and all accrued and unpaid interest on the PIK Notes is payable on October 31, 2013. The PIK Notes may be prepaid subject to a prepayment fee of 5% if prepaid during the twelve-month period ending October 31, 2008, 4% for the period ending October 31, 2009, 3% for the period ending October 31, 2010, 2% for the period ending October 31, 2011 and 1% for the period ending October 31, 2012. No prepayment fee is due for prepayments made after October 31, 2012. Accrued interest included in the principal balance on the PIK Notes and in Long-term debt in the Unaudited Condensed Consolidated Balance Sheets was $19,904 and $12,737 as of June 30, 2007 and December 31, 2006, respectively. The PIK Notes are guaranteed by us.

Subsidiary Revolving Credit Agreement

One of our subsidiaries has a revolving credit agreement (the Subsidiary Revolving Credit Agreement) that extends through September 30, 2007 and is due on demand. There is no formal borrowing limit to the facility, with draw-downs being negotiated on each draw date. The Subsidiary Revolving Credit Agreement bears interest at the China Funds rate, which is published nationally. As of June 30, 2007 and December 31, 2006, respectively, we had $1,315 and $1,023 in borrowings under the Subsidiary Revolving Credit Agreement. The effective interest rate on the Subsidiary Revolving Credit Agreement as of June 30, 2007 was 5.76%.

10.	Stockholders’ Equity and Common Stock

Our Predecessor company, from time to time, in connection with the employment of certain key management, issued restricted shares or provided tax loans in exchange for Loan and Security Agreements or Promissory Notes. The loans were transferred to our Successor company on October 31, 2005, the date of our acquisition by our majority stockholder (the Tensar Acquisition). On occasion, we provide such loans to our employees. These agreements typically have a maturity date of 5 to 10 years and will become due prior to maturity upon certain events including a liquidity event for any securities of ours held by the employee or the termination of the employee’s employment with us for any reason. We had $221 and $174 of such loans outstanding included in Notes receivable from officers as of June 30, 2007 and December 31, 2006, respectively in the Unaudited Condensed Consolidated Balance Sheets.

In connection with our acquisition of TGL, certain executive officers and employees purchased shares with funds from interest-free loans made by our majority stockholder in order to prevent those executive

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Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

officers and employees from being substantially diluted as stockholders. The loans are due in full June 23, 2013 or earlier if the employee terminates employment with us. The employees pledged 100% of their purchased shares as collateral for the loans.

We have recorded compensation expense and additional paid in capital for the interest-free loan benefits totaling $128 and $139 for the six months ended June 30, 2007 and the year ended December 31, 2006, respectively.

At June 30, 2007 and December 31, 2006, we included 921,706 shares of common stock held by members of management in Redeemable common stock in the mezzanine section of the Consolidated Balance Sheets. The amount reflected in Redeemable common stock with respect to these shares at June 30, 2007 and December 31, 2006 was $9,217. Agreements related to these shares of stock contain redemption provisions that require us to repurchase the stock at fair market value in the event the holders’ employment is terminated due to death or disability.

In addition, as of June 30, 2007 and December 31, 2006, there were 10,000 shares of restricted stock containing a redemption provision similar to the provisions described above. The company reclassified 20% and 3% (totaling $18 and $3) of the $91 grant date fair value of the restricted stock award to the mezzanine section of the Consolidated Balance Sheets for the six months ended June 30, 2007 and year ended December 31, 2006, respectively. Additionally, there was a corresponding reduction to Additional paid-in capital for these periods.

11.	Stock-Based Compensation

Effective October 31, 2005, our board of directors approved our 2005 Stock Incentive Plan, as subsequently amended (the 2005 Plan). The 2005 Plan provides for the issuance of up to 2,632,206 shares of our common stock for nonqualified or incentive stock options and restricted stock. Options granted under the 2005 Plan have a ten year term, generally vest ratably over four years and are exercisable immediately upon vesting.

Stock option awards provide our executive officers and employees with the right to purchase our common stock at a fixed exercise price, subject to continuous service to us and generally vest 25% per year on the anniversary date of the grant. We have one outstanding restricted stock award of 10,000 shares of our common stock granted to one of our executives, which, subject to continuous service with us, will vest 50% on June 5, 2008 and 50% on June 5, 2009. Future restricted stock awards may be granted for no consideration or for such consideration as our board determines.

Our board of directors determines the exercise price of each stock option granted under our 2005 Plan based on the fair market value of our common stock on the date of grant. In determining the fair market value of our stock, we have considered the price of our stock in arm’s length transactions. The stock options we granted in 2006 and through June 2007 were all made at an exercise price of $10.00 per share.

The option agreement under which the grants under the 2005 plan are made also contains a tax reimbursement clause applicable to grants of non-qualified stock options. Pursuant to this clause, when we issue non-qualified stock option awards to our employees, we provide the employee with the cash necessary to pay certain taxes on the non-qualified awards. Historically, we had granted incentive stock options to our employees. This clause was in effect in the Predecessor company option plan, but not required to be reflected as a liability until our adoption of SFAS No. 123(R) in November 2005.

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Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The assumptions used in the Black-Scholes pricing model for grants in the six months ended June 30, 2007 and 2006 are as follows:

	Six Months Ended
	June 30,
	2007	2006

Expected volatility	35%	35%
Expected life of option (in years)	6.25	6.25
Risk-free interest rate range	4.50-4.73%	4.29-5.21%
Expected dividend yield on stock	—%	—%
Weighted-average fair value per option	$3.66	$3.74

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions, including the expected stock price volatility. Our options have characteristics significantly different from those of similar traded options, and changes in the subjective input can materially affect the fair value estimate. Expected volatility is based on the historical volatility of comparable companies to our common stock. The expected life of the options represents the period of time that we expect the options granted to be outstanding. The risk-free rate is based on the expected yield of the option over the period during its contractual life.

A summary of our options activity for the six months ended June 30, 2007 is presented below:

			Weighted Average
			Remaining
		Weighted Average	Contractual
	Shares	Exercise Price	Term (Years)

Options outstanding at December 31, 2006	1,473,750		9.12
Granted	64,250	$10.00	9.73
Exercised	—
Forfeited	(29,000)	10.00	9.24
Expired	—

Options outstanding at June 30, 2007	1,509,000	$10.00	8.66

Options exercisable at June 30, 2007	334,877	$10.00	8.57

Options exercisable had an intrinsic value of $938 and $0 as of June 30, 2007 and 2006, respectively.

The total Black-Scholes value of shares vested during the six months ended June 30, 2007 and June 30, 2006 was $293 and $0, respectively. For the six months ended June 30, 2007 and 2006, we recognized $587 and $395, respectively, of stock-based compensation expense in General and administrative expenses related to stock options granted under the 2005 Plan which were subject to SFAS No. 123(R). As of June 30, 2007, there was $3,300 of unrecognized stock-based compensation expense related to these options. The future expense of these unearned stock-based compensation costs will be $611 for the remainder of 2007; $1,222 in 2008; $1,190 in 2009; $260 in 2010, and $17 in 2011.

Many of the option agreements under which grants under the 2005 Plan were made also contain tax reimbursement clauses applicable to grants of non-qualified stock options. Historically, we had granted incentive stock options to our employees. This clause was in effect in the Predecessor company option plan, but it was not required to be reflected as a liability until our adoption of SFAS No. 123(R) in November 2005.

•	For some options, this clause states that upon an employee’s exercise of the options, we will provide the employee with a payment to reimburse him or her for the difference between the federal ordinary

Tensar Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

income tax rates and the federal long-term capital gains tax rates. This tax-spread payment will also be grossed-up for federal and state income taxes. If the employee is terminated for cause or resigns within 180 days of receipt of the tax-spread payment, the employee must reimburse us the full amount of the payment. This clause applies to 1,220,500 stock options outstanding as of June 30, 2007.

•	For other options, the tax spread payment would only be paid if the option is exercised in connection with and immediately prior to a change of control, as defined in the 2005 Plan. This clause applies to 276,000 stock options outstanding as of June 30, 2007.

•	For other options, the clause states that the amount and timing of the tax spread payment is at our discretion. This clause applies to 12,500 stock options outstanding as of June 30, 2007.

The liability recorded by us at June 30, 2007 and December 31, 2006 associated with the estimated payments we will make was $878 and $263, respectively, and is included in Other non-current liabilities. The liability will be marked to fair value at each reporting date and we will record compensation expense over the requisite service period. As of June 30, 2007, there was $1,709 of unrecognized compensation expense related to this liability. The liability for these unrecognized costs will be revalued as of each reporting date based on the fair value of our stock with a corresponding adjustment to compensation expense.

For the six months ended June 30, 2007 and 2006, we recognized $18 and $0, respectively of stock-based compensation expense related to restricted share grants totaling 10,000 shares, which will be issued upon the vesting. As of June 30, 2007, there was $69 of unearned stock-based compensation expense related to the restricted share grants. The liability for the unearned stock-based compensation costs will be $18 for the remainder of 2007; $36 in 2008, and $15 in 2009.

During July 2007, we granted 177,000 options with an exercise price of $12.80.

12.	Comprehensive Income and Accumulated Other Comprehensive Income (Loss)

The components of Comprehensive income and Accumulated other comprehensive income (loss) are as follows:

	June 30,	December 31,
	2007	2006

Comprehensive income (loss):
Net loss	$(5,929)	$(7,435)
Foreign currency translation	1,359	3,523
Pension and other retirement benefit plans	(797)	—

Comprehensive income (loss)	$(5,367)	$(3,912)

	June 30,	December 31,
	2007	2006

Accumulated and other comprehensive income:
Pension and other retirement benefit plans	$2,471	$3,268
Foreign currency translation	4,882	3,523

Accumulated other comprehensive income	$7,353	$6,791

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Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

13.	Commitments and Contingencies

Purchase Commitments

As of December 31, 2006, we had outstanding commitments of approximately $969, for capital expenditures related to the addition of a second geogrid manufacturing line to our facility in Morrow, Georgia, and as of June 30, 2007, these amounts were not significant. This project began during 2005 and was completed during the second quarter of 2007. The total cost of the project was $16,600.

Legal Matters

We are subject to the U.S. Foreign Corrupt Practices Act (FCPA), which prohibits people or companies subject to United States jurisdiction from engaging in bribery or other prohibited payments to foreign officials for the purposes of obtaining or retaining business or gaining an unfair business advantage. In addition, we are subject to anti-corruption legislation in other jurisdictions in which we and our subsidiaries do business, such as the United Kingdom. We are aware of approximately $45 in payments made by foreign TGL subsidiaries to foreign officials in China and the United Arab Emirates subsequent to our June 2006 acquisition of TGL. These payments may have violated the FCPA or other anti-corruption legislation in foreign jurisdictions. Further liabilities may emerge under anti-corruption legislation of foreign jurisdictions for the activities of the foreign TGL subsidiaries prior to the June 2006 acquisition.

In August 2006, while reviewing our internal controls and our legal compliance procedures with TGL’s finance and accounting departments as part of our integration of the TGL business, TGL identified past payments made by its foreign subsidiaries to foreign officials. In response, in January 2007 we engaged independent counsel to conduct an internal investigation of potential FCPA violations. Following the internal investigation, on July 26, 2007, we voluntarily disclosed to the United States Department of Justice (DOJ) the factual information obtained during the investigation. DOJ is currently reviewing our findings and conducting its own assessment of the situation. We cannot predict the ultimate outcome of DOJ’s assessment regarding the payments, nor can we predict whether DOJ or other U.S. or foreign governmental authorities will initiate investigations or the potential scope, duration or consequences of any such investigations. The outcome of DOJ’s assessment and any related investigations or other actions taken by DOJ or other U.S. or foreign governmental authorities could include the institution of administrative, civil injunctive or criminal proceedings, the imposition of fines and other penalties and sanctions, restitution, debarment from participating in government contracts, modifications to business practices and compliance programs, and the imposition of a compliance monitor. One or more protracted investigations could impose very substantial costs and distractions, regardless of its outcome. It is not possible to accurately predict at this time when matters relating to DOJ’s assessment will be completed, the final outcome of the assessment or what if any actions may be taken by the DOJ or by other U.S. or foreign governmental authorities. Any such actions could have a material adverse effect on our business, financial condition and results of operations.

In 2003 our uniaxial geogrid and connectors were sold to and installed by third parties in a series of retaining walls constructed along three overpasses which were part of a new private toll road being built outside Panama City in the Republic of Panama. The toll road concessionaire, builder and operator, and the purchaser of our materials, was PYCSA Panama S.A. and/or its affiliate Constructuro Vial S.A. (collectively referred to as PYCSA). Due to various right-of-way disputes and other issues unrelated to us, the overpasses and walls were erected but then further construction ceased for several months during the Panama rainy season. The backfill area behind the walls where the geogrid reinforcement zone was located was supposed to be paved over by PYCSA but was left exposed to rain and other environmental conditions during the several month interruption in construction. One wall eventually suffered a partial collapse, and falling concrete blocks killed three children playing near the structure during a heavy rainstorm. PYCSA settled with the families of the deceased for an estimated total amount of $300, and we believe the Panamanian government also assessed

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Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

a fine against PYCSA in connection with the incident. The Panamanian government also convened a special investigation panel that issued a public report essentially blaming the incident on poor construction practices and project management by PYCSA. PYCSA filed a lawsuit in the U.S. District Court for the Southern District of Florida, Miami Division, styled PYCSA Panama S.A. v. Tensar Earth Technologies Inc., in which PYCSA alleges counts of strict product liability, negligence, and negligent retention and supervision against us and seeks unspecified damages for the cost of removing and rebuilding with an alternative system the retaining walls at the three overpasses, injury to PYCSA’s reputation, delay damages, lost profits and other damages, together with interest, costs and attorney’s fees. We have denied liability and intend to vigorously defend ourselves in this and any other related litigation. Our products liability and professional liability insurance carriers are defending the claim on our behalf, and on July 5, 2007 notified us that they have reserved their rights with respect to coverage on certain of the plaintiff’s allegations in the lawsuit.

14.	Derivative Financial Instruments

Our earnings, as a result of our global operating and financing activities, are exposed to changes in foreign currency exchange rates. In the normal course of business, we do not hedge the effects of foreign exchange rates fluctuations on the translation of our foreign results of operations or financial position.

In connection with our acquisition of TGL, a portion of the U.S. dollar financing was placed with the international operations which have functional currencies other than the U.S. dollar. In seeking to minimize the risks and/or costs associated with foreign exchange risk on interest and principal payments on the borrowing, we entered into a cross-currency swap contract at the date of our acquisition and financing that extends through October 31, 2012. The cross-currency swap is a fair value derivative under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The contract is marked-to-market through income (loss) at the same time that the debt is remeasured through income (loss). The market value of the cross-currency swap is reflected in the Unaudited Condensed Consolidated Balance Sheets, as is the value of the underlying debt. The cross-currency swap had a notional value of approximately $80,000 and a fair value liability of approximately $9,200 and $7,521 included in Cross-currency swap liability on the Consolidated Balance Sheets as of June 30, 2007 and December 31, 2006, respectively. The losses on the cross-currency swap for the six months ended June 30, 2007 and 2006 of $1,679 and $2,054, respectively are included in the Consolidated Statements of Operations. Changes in the fair value of the cross-currency swap are offset by changes in the underlying borrowings. For the six months ended June 30, 2007 and 2006, a gain of $1,649 and a loss of $1,086, respectively, are reflected in Gain (loss) on foreign exchange, net in the Consolidated Statements of Operations.

In connection with our acquisition of TGL, the purchase price was denominated in British Pounds (GBP). To minimize foreign exchange risk on GBP denominated purchase price, we entered into a forward currency swap contract on May 15, 2006 to hedge a portion of the purchase price. The loss on the forward currency swap of approximately $3,011 is included in Gain (loss) on foreign exchange, net in the Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2006.

We are exposed to changes in interest rates. The First Lien Credit Facility and the Senior Secured Term Notes issued in connection with our acquisitions of our Predecessor company and TGL are variable-rate obligations. Interest rate changes generally do not affect the market value of such debt but do impact the amount of our interest payments and future earnings and cash flows, assuming other factors are held constant. On June 30, 2007 and December 31, 2006, we had variable-rate debt of approximately $307,995 and $310,153, respectively.

We are a party to interest rate caps expiring at various dates through October 2009 for the purpose of protecting a portion of the variable-rate debt outstanding, at any given time, based on 3-month LIBOR with strike rates ranging from 5.0% to 6.25% for notional principal amounts aggregating $169,500 as of June 30, 2007 and $211,100 as of December 31, 2006. In accordance with SFAS No. 133, at June 30, 2007 the fair

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Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

value of the cap agreements is included in Other current assets and Other non-current assets in the amount of $10 and $697, respectively. At December 31, 2006 the fair value of the cap agreements is included in Other current assets and Other non-current assets in the amount of $88 and $757, respectively. Such cap agreements do not qualify for hedge accounting and, accordingly, changes in market value impact our results of operations. We recorded the decrease in fair value of $131 and the increase to fair value of $1,094 to Other income (expense), net during the six months ended June 30, 2007 and June 30, 2006, respectively.

15.	Income taxes

Our effective tax rate for the six months ended June 30, 2007 was 38.0%. For the same period in 2006, our effective tax rate was 35.8%. The change in our effective tax rate is primarily attributable to foreign tax rate differentials. In addition to these items, reconciling items between our federal statutory income rate of 34% and our effective tax rate include state tax benefits of U.S. losses and certain tax reserves.

Deferred taxes have not been provided for unremitted earnings of the foreign subsidiaries in our financial statements at June 30, 2007 as no tax liability would arise upon repatriation of the earnings.

In 2006, the Financial Accounting Standards Board issued FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that we recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. We adopted the provisions of FIN 48 as of the beginning of 2007. The reassessment of our tax positions resulted in an increase to the liability for unrecognized tax benefits in the amount of $2,555, including interest, which was accounted for as a decrease to Accumulated deficit of $1,041 for amounts that would have otherwise increased expense in prior periods and an increase to Goodwill of $1,514 for tax uncertainties that were originally recognized as part of a business combination. To reflect the federal and state tax benefits associated with these tax contingencies, we recorded a deferred tax asset in the amount of $731 which was accounted for as an increase to Accumulated deficit of $359 for amounts that would have otherwise decreased income tax expense in prior periods and a decrease to goodwill of $372 for tax uncertainties that were originally recognized as part of a business combination. Of the total liability recorded for unrecognized income tax benefits of $2,555 at January 1, 2007, $731 will reduce deferred income tax assets related to tax benefit of deductible items, $1,397 will reduce goodwill and the remaining $682 will affect the annual effective income tax rate, if recognized. We expect this reserve to increase during the next 12 months for certain state tax filing positions related to the year ending December 31, 2007, and we expect this reserve to decrease during the next 12 months for expiration of various statutes of limitation in certain jurisdictions. We do not expect these fluctuations to be significant. There was no material change in the amount of our unrecognized tax benefits in the six months ended June 30, 2007.

We recognize interest and penalties related to uncertain tax positions as a component of interest expense. The total amount of interest accrued as of January 1, 2007 was approximately $217. Interest accrued during the six months ended June 30, 2007 related to the liability for uncertain tax positions was $50. We have not accrued penalties associated with these tax positions as we believe the likelihood of penalty assessment to be remote.

We will, from time-to-time, be subject to examinations by the Internal Revenue Service and state and foreign tax authorities. There are no such examinations currently under way that are expected to have a material impact on our effective tax rate; however, the statute of limitations remains open in our Federal, state and foreign jurisdictions tax returns filed for years ending December 31, 2003, 2004, 2005 and 2006.

16.	Loss per share

Basic loss per share attributable to our common stock is determined based on losses for the period divided by the weighted average number of shares of our common stock outstanding during the period.

Tensar Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Diluted loss per share attributable to our common stock is determined based on the weighted average number of our common and potentially dilutive shares outstanding during the period. Potentially dilutive shares consist of the incremental common shares issuable upon the exercise of outstanding stock options and unvested restricted stock using the treasury stock method. The treasury stock method calculates the dilutive effect for only those stock options and unvested restricted stock for which the sum of proceeds, including unrecognized compensation and any windfall tax benefits, is less than the average stock price during the period presented. Potentially dilutive shares are excluded from the computation of net loss per share if their effect is anti-dilutive.

The following table sets forth the computation of basic and diluted income per share for the six month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007	2006

Numerator:
Net loss	$(5,929)	$(6,884)
Denominator:
Weighted average shares outstanding —
Basic	15,951,501	12,297,020
Effect of dilutive securities:	—	—
Employee stock options	—	—
Restricted shares	—	—

Weighted average shares outstanding —
Diluted	15,951,501	12,297,020

Loss per share — basic and diluted	$(0.37)	$(0.56)

Employee stock options and unvested restricted stock totaling 1,510,663 and 1,121,562 shares for the six months ended June 30, 2007 and 2006, respectively, were not included in the diluted weighted average shares calculation because the effects of these securities were anti-dilutive.

17.	Retirement Benefits

Defined Contribution Plans

We have defined contribution plans (the Plans) whereby our eligible employees may contribute up to 50% of their pay subject to the maximum amount of tax-deferred contributions allowed by the Internal Revenue Code. We match 50% to 100% of an employee’s contribution, depending on the employee’s length of service, up to a maximum of 7% of the employee’s annual base compensation. Our contributions to the Plans for the six months ended June 30, 2007 and June 30, 2006 were $236 and $296, respectively.

Defined Benefit Plan

As part of the acquisition of TGL on June 23, 2006, we assumed The Tensar Group Limited Pension Plan in the United Kingdom, which we refer to as the U.K. Pension Plan. The U.K. Pension Plan provides retirement benefit payments for the lives of participating retired employees and their spouses. We determined the funding costs of the U.K. Pension Plan as of the acquisition date using the most recent triennial actuarial valuation. We had an actuarial valuation performed as of June 23, 2006 and as of December 31, 2006 for the purpose of determining the service cost expense for the year ended December 31, 2006. The projected unit credit method is used to determine our pension cost for financial accounting purposes.

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Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

We contributed $867 to the U.K. Pension Plan for the six months ended June 30, 2007 and expect to contribute $880 for the remainder of 2007.

Supplemental Executive Retirement Plan

Effective January 1, 2007, we established a Supplemental Executive Retirement Plan (SERP or the Plan) for certain key executive officers. This Plan is intended to constitute a nonqualified deferred compensation plan which, in accordance with applicable Employee Retirement Income Security Act (ERISA) sections, is designed to provide a means to attract and retain key executive officers in our essential management positions. The Plan is also intended to comply with Section 409(A) of the Internal Revenue Code of 1986. The Plan provides for compensation in the form of supplemental retirement income in amounts reasonably related to the compensation and service of executive officers in key high level positions. The SERP gives the executive officers an incentive, in terms of economic security, which is comparable to that offered by other prospective employers who are or may be in the future competing for their services. As of the date of the adoption of the plan, there were five executives approved to participate in our SERP. We funded $1.1 million at the date of the establishment of the Plan.

Net Pension (Benefit) Cost

The components of net pension (benefit) cost consist of the following:

	Six Months Ended
	June 30, 2007
	U.K. Pension
	Plan	SERP

Service cost	$586	$52
Interest cost	1,866	42
Expected return on plan assets	(2,599)	—
Amortization of prior service cost	—	54

Net periodic pension (benefit) cost	$(147)	$148

18.	Related Party Transactions

Under a management agreement with an affiliate of our majority stockholder, we are obligated to pay an annual management fee of $1,000. The management fee is payable quarterly in arrears. We expensed $500 for the six months ended June 30, 2007 and 2006, respectively, for management fees under this agreement which is included in General and administrative expenses in the Unaudited Condensed Consolidated Statements of Operations.

19.	Reportable Segments

We report our operating results in three reportable segments: Earth Reinforcement Solutions, Foundation Improvement Solutions and Environmental Site Solutions.

Earth Reinforcement Solutions (ERS).  ERS, our largest reportable segment, develops and manufactures innovative products that are used for earth reinforcement in transportation, commercial and industrial construction. Our principal ERS products are structural geogrids, which are highly-engineered polymer based grids primarily used to reinforce the aggregate layer under roadways and building foundations, stabilize soft soil and construct steep slopes and retaining walls that create additional land for site development. Our products are also used in landfill expansion, mining and marine erosion control applications.

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Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Environmental Site Solutions (ESS).  ESS develops and manufactures products used to provide erosion and sediment control and promote vegetation growth after construction. Our principal rolled erosion control products include short and extended-term degradable erosion control blankets and permanent composite turf reinforcement mats. Our erosion control blankets offer soil protection that is more effective and environmentally sensitive than traditional alternatives. Our composite turf reinforcement mats provide erosion control and long-term reinforcement for vegetation on steep slopes and areas subject to high velocity water flow, such as streams and channels. In addition, ESS is a leading supplier and manufacturer of lightweight oriented polymer net, which is the reinforcement component used in almost every rolled erosion control product on the market today.

Foundation Improvement Solutions (FIS).  FIS is a licensor of proprietary foundation support technologies used in the construction of new structures on sites with weak or soft soil conditions to its licensed installers in North and South America. FIS also provides design support services to its licensees. FIS’s technologies are principally used for commercial, industrial and, more recently, alternative energy site-development applications.

We evaluate performance and allocate resources based on net sales and operating profit (loss). We also use operating profit (loss) as the measure of segment profitability. The following items are included in our evaluation of segment performance: total assets, net sales from external customers, inter-segment sales, operating profit (loss), and depreciation and amortization. We use the same accounting policies to generate segment results as we do for our consolidated results.

Our segment information is as follows:

	June 30,	December 31,
	2007	2006

Total assets:
Earth Reinforcement Solutions	$342,172	$442,049
Environmental Site Solutions	60,256	58,567
Foundation Improvement Solutions	31,716	24,458
Corporate and other	1,012,578	1,104,752
Intercompany eliminations	(772,989)	(958,628)

	$673,733	$671,198

Tensar Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

	Six Months Ended June 30,
	2007	2006

Net sales to external customers:
Earth Reinforcement Solutions	$81,018	$44,214
Environmental Site Solutions	16,333	16,203
Foundation Improvement Solutions	10,947	6,604

Total	$108,298	$67,021

Inter-segment sales:
Earth Reinforcement Solutions	$—	$—
Environmental Site Solutions	424	435
Foundation Improvement Solutions	—	—
Intercompany eliminations	(424)	(435)

Total	$—	$—

Operating profit:
Earth Reinforcement Solutions	$18,755	$14,275
Environmental Site Solutions	1,775	3,083
Foundation Improvement Solutions	7,183	3,780
Corporate and other	(14,026)	(10,599)

Total	13,687	10,539
Interest expense, net	(22,475)	(16,320)
Change in fair value of liability for cross-currency swap	(1,679)	(2,054)
Gain (loss) on foreign exchange, net	1,649	(4,097)
Other income (expense), net	(747)	1,205

Consolidated loss before income taxes	$(9,565)	$(10,727)

Depreciation and amortization:
Earth Reinforcement Solutions	$5,201	$1,796
Environmental Site Solutions	936	1,027
Foundation Improvement Solutions	1,025	1,005
Corporate and other	4,036	4,045

Total	$11,198	$7,873

Tensar Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Geographic Area

The following table sets forth the breakdown of our consolidated net sales by geographic region for the periods indicated. Our domestic net sales include sales to customers located in the United States, Canada, the remainder of North America and South America. Our international net sales include sales to customers outside of the domestic region. Domestic Net sales are attributed to countries based on the location of our customers and international Net sales are reported in the geographic area in which they originate.

	Six Months Ended June 30,
	2007	2006

Net sales to external customers:
Domestic
United States	$68,115	$57,951
Canada	4,305	4,318
Other North America	1,165	1,307
South America	1,411	834
Other	447	734

Total Domestic	75,443	65,144
International
United Kingdom	25,489	1,586
Europe (excluding United Kingdom)	4,976	132
Asia	845	159
Middle East and Africa	1,545	—

Total International	32,855	1,877

Total	$108,298	$67,021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Tensar Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity (deficit), and of cash flows present fairly, in all material respects, the consolidated financial position of Tensar Corporation and its subsidiaries (Successor company) at December 31, 2006 and 2005, and the results of their operations and their cash flows for the year ended December 31, 2006 and the two month period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule of Tensar Corporation listed in the index appearing under Item 16(b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Successor company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 16, the Successor company adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Retirement Plans, in 2006. As discussed in Note 1, the Successor company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share Based Payment, in 2005.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
May 18, 2007, except as to Note 12 for which the date is July 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Tensar Corporation

In our opinion, the accompanying consolidated statements of operations, stockholders’ equity (deficit), and cash flows present fairly, in all material respects, the consolidated results of operations of Tensar Corporation and its subsidiaries (Predecessor company) and their cash flows for the year ended December 31, 2004 and the period from January 1, 2005 to October 31, 2005 in conformity with accounting principles generally accepted in the United State of America. In addition, in our opinion, the financial statement schedule of Tensar Corporation listed in the index appearing under Item 16(b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Predecessor company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
April 20, 2006

Tensar Corporation and Subsidiaries

Consolidated Statements of Operations

	Successor Company		Predecessor Company
		Two Months	Ten Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	October 31,	December 31,
	2006	2005	2005	2004
(In thousands, except per share amounts)
Net sales	$175,827	$17,118	$107,228	$87,638
Cost of sales	89,180	9,756	49,407	39,633

Gross profit	86,647	7,362	57,821	48,005
Selling and marketing expenses	28,179	4,555	16,663	16,209
General and administrative expenses	24,259	3,242	8,559	7,557
Research and development expenses	2,086	263	784	941
Acquisition and other related expenses	2,163	—	8,094	—
Gain on sale of investment	(1,362)	—	—	—

Operating income (loss)	31,322	(698)	23,721	23,298
Other income (expense), net:
Interest expense, net	(38,513)	(5,268)	(17,981)	(10,135)
Loss on debt extinguishment	—	—	(3,639)	(6,721)
Increase in fair value of liability for cross-currency swap	(7,521)	—	—	—
Increase in fair value of liability for warrants with put options	—	—	(12,254)	(2,540)
Gain on foreign exchange, net	2,561	—	—	—
Other income (expense), net	(88)	(142)	582	(294)

Total other expense	(43,561)	(5,410)	(33,292)	(19,690)

Income/(Loss) before income taxes	(12,239)	(6,108)	(9,571)	3,608
Income tax benefit (expense)	4,804	2,291	1,340	(2,717)

Income (loss) from continuing operations	(7,435)	(3,817)	(8,231)	891
Discontinued operations:
Gain (loss) on disposal	—	—	790	(900)
Loss from operations, net of tax of $105 in 2004	—	—	(337)	(277)

Net loss	(7,435)	(3,817)	(7,778)	(286)
Preferred dividends and accretion (includes accretion of $3,202 for 2005 and $1,373 for 2004)	—	—	3,928	5,503

Net loss available to common stockholders	$(7,435)	(3,817)	(11,706)	(5,789)

Basic per share information:
Loss from continuing operations available to common stockholders	$(0.53)	$(0.31)	$(2.55)	$(1.16)
Income (loss) from discontinued operations, net	—	—	0.10	(0.30)

Loss available to common stockholders	$(0.53)	$(0.31)	$(2.45)	$(1.46)

Basic weighted average common shares outstanding	14,139	12,150	4,765	3,962

Diluted per share information:
Loss from continuing operations available to common stockholders	$(0.53)	$(0.31)	$(2.55)	$(1.16)
Income (loss) from discontinued operations, net	—	—	0.10	(0.30)

Loss available to common stockholders	$(0.53)	$(0.31)	$(2.45)	$(1.46)

Diluted weighted average common shares outstanding	14,139	12,150	4,765	3,962

The accompanying notes to consolidated financial statements are an integral part of these statements.

Tensar Corporation and Subsidiaries

Consolidated Balance Sheets

	Successor Company
	December 31,
	2006	2005

(In thousands, except for shares)
Assets
Current Assets:
Cash and cash equivalents	$14,902	$14,152
Accounts receivable, less allowance for doubtful accounts of $1,062 and $350 respectively	32,859	16,841
Inventories, net	20,069	9,235
Prepaid expenses and other current assets	5,823	876
Income taxes receivable	3,148	3,226
Deferred income taxes	2,140	279

Total Current Assets	78,941	44,609
Property, plant and equipment, net	68,031	32,778
Goodwill	268,048	204,015
Other intangible assets, net	239,601	203,376
Deferred financing and other non-current assets, net	15,211	13,576
Deferred income taxes	1,366	—

Total Assets	$671,198	$498,354

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$4,760	$4,159
Interest payable	3,173	1,768
Income taxes payable	6,165	369
Accrued compensation and benefits	5,663	3,296
Other accrued expenses	8,703	5,691
Amounts due to selling shareholders	—	2,273
Current portion of Long-term debt	3,293	1,470

Total Current Liabilities	31,757	19,026
Long-term debt	388,597	283,587
Deferred income taxes	83,877	78,201
Cross-currency swap liability	7,521	—
Liability for pension benefits	3,105	—
Other non-current liabilities	318	—

Total Liabilities	515,175	380,814

Commitments and contingencies (see Note 12)
Redeemable common stock, 921,706 and 790,985 shares issued in 2006 and 2005, respectively	9,220	7,910
Stockholders’ Equity:
Common stock, $0.01 par value, 30,000,000 shares authorized; 15,039,795 and 11,359,016 shares issued and outstanding in 2006 and in 2005, respectively	151	114
Notes receivable from officers	(174)	(174)
Additional paid-in capital	151,287	113,507
Accumulated deficit	(11,252)	(3,817)
Accumulated other comprehensive income	6,791	—

Total Stockholders’ Equity	146,803	109,630

Total Liabilities and Stockholders’ Equity	$671,198	$498,354

The accompanying notes to consolidated financial statements are an integral part of these statements.

Tensar Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficit)

				Warrants				Accumulated	Total
	Common Stock		Additional	for		Deferred		Other	Shareholders’
	Par		Paid in	Common	Notes	Stock	Accumulated	Comprehensive	Equity
	Value	Shares	Capital	Stock	Receivable	Compensation	Deficit	Loss	(Deficit)

(In thousands, except for shares)
Predecessor company
Balances at December 31, 2003	31	3,135,126	38	7	(431)	—	(15,553)	(697)	(16,605)
Issuance of common shares for cash	2	250,750	2	—	—	—	—	—	4
Deferred stock compensation on below fair market value issuances	—	—	807	—	—	(807)	—	—	—
Deferred stock compensation amortization	—	—	—	—	—	94	—	—	94
Repurchase of common shares for cash	—	(17,876)	(3)	—	—	—	—	—	(3)
Issuance of common shares for cash for acquisition of business	6	623,034	2,804	—	—	—	—	—	2,810
Issuance of common shares for exchange securities for acquisition of business	1	87,916	396	—	—	—	—	—	397
Dividends on preferred stock		—	(4,130)	—	—	—	—	—	(4,130)
Nonqualified stock option tax benefit	—	—	739	—	—	—	—	—	739
Accretion of preferred stock issuance costs	—	—	(653)	—	—	—	(720)	—	(1,373)
Accretion of puttable common stock	—	—	—	—	—	—	(2,413)	—	(2,413)
Issuance of notes receivable from officers	—	—	—	—	(60)	—	—	—	(60)
Payment of notes receivable from officers	—	—	—	—	326	—	—	—	326
Comprehensive income:
Net income	—	—	—	—	—	—	(286)	—	(286)
Gain on derivative instruments, net of taxes	—	—	—	—	—	—	—	319	319
Foreign currency translation adjustment	—	—	—	—	—	—	—	(10)	(10)

Total comprehensive income (loss)	—	—	—	—	—	—	(286)	309	23

Balances at December 31, 2004	$40	4,078,950	$—	$7	$(165)	$(713)	$(18,972)	$(388)	$(20,191)

Comprehensive income (loss):
Net loss	—	—	—	—	—	—	(7,778)	—	(7,778)
Gain on derivative instruments, net of taxes	—	—	—	—	—	—	—	280	280

Total comprehensive income (loss)	—	—	—	—	—	—	(7,778)	280	(7,498)
Deferred stock compensation amortization	—	—	—	—	—	135		—	135
Dividends on preferred stock	—	—	—	—	—	—	(726)	—	(726)
Common stock issued for notes receivable	—	—	114	—	(114)	—	—	—	—
Payment of notes receivable from officers	—	—	—	—	105	—	—	—	105
Accretion of Class A-2 preferred stock to liquidation value	—	—	—	—	—	—	(3,202)	—	(3,202)
Accretion of puttable common stock	—	—	—	—	—	—	(12,655)	—	(12,655)

Balance at October 31, 2005	$40	4,078,950	$114	$7	$(174)	$(578)	$(43,333)	$(108)	$(44,032)

Tensar Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficit) — (Continued)

				Warrants				Accumulated	Total
	Common Stock		Additional	for		Deferred		Other	Shareholders’
	Par		Paid in	Common	Notes	Stock	Accumulated	Comprehensive	Equity
(In thousands, except for shares)	Value	Shares	Capital	Stock	Receivable	Compensation	Deficit	Loss	(Deficit)

Successor company
Balance at November 1, 2005	$—	—	$—	$—	$(174)	$—	$—	$—	$(174)
Issuance of shares	114	11,359,016	113,476	—	—	—	—	—	113,590
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	(3,817)	—	(3,817)

Total comprehensive loss	—	—	—	—	—	—	(3,817)	—	(3,817)
Compensation in the form of stock options	—	—	31	—	—	—	—	—	31

Balance at December 31, 2005	114	11,359,016	113,507	—	(174)	—	(3,817)	—	109,630

Comprehensive income (loss):
Net loss	—	—	—	—	—	—	(7,435)	—	(7,435)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	3,523	3,523

Total comprehensive income (loss)	—	—	—	—	—	—	(7,435)	3,523	(3,912)
Issuance of shares of common stock	37	3,670,779	36,671	—	—	—	—	—	36,708
Compensation in the form of stock options and restricted stock	—	—	973	—	—	—	—	—	973
Compensation expense associated with interest-free loans	—	—	139	—	—	—	—	—	139
Reclassification of restricted stock awards to temporary equity	—	—	(3)	—	—	—	—	—	(3)
Issuance of restricted stock	—	10,000	—	—	—	—	—	—	—
Adjustment to initially apply FASB Statement No. 158, net of tax of $1,401	—		—	—	—	—	—	3,268	3,268

Balance at December 31, 2006	$151	15,039,795	$151,287	$—	$(174)	$—	$(11,252)	$6,791	$146,803

The accompanying notes to consolidated financial statements are an integral part of these statements.

Tensar Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Successor Company		Predecessor Company
		Two Months	Ten Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	October 31,	December 31,
(In thousands)	2006	2005	2005	2004
Cash Flows From Operating Activities:
Net loss	$(7,435)	$(3,817)	$(7,778)	$(286)
Adjustments to reconcile net loss to net cash provided by operating activities:
(Gain) loss from discontinued operations	—	—	(453)	1,177
Depreciation and amortization of property, plant and equipment	5,699	617	3,372	3,488
Amortization of other intangible assets	12,611	1,834	1,302	1,795
Amortization of deferred stock compensation	973	31	135	94
Amortization of deferred financing costs	2,090	295	532	623
Accrued interest on PIK notes	11,180	1,557	4,137	1,223
Compensation expense related to interest free loans	139	—	—	—
Non cash interest expense associated with senior redeemable preferred stock	—	—	—	1,433
Change in fair value of common stock warrants with put rights	—	—	12,254	2,540
Loss on debt extinguishment	—	—	3,639	6,098
Allowance for doubtful accounts	411	410	20	420
Deferred income taxes	(7,639)	(1,683)	1,237	706
Change in fair value of liability for cross-currency swap	7,521	—	—	—
Unrealized foreign currency exchange gain	(5,576)	—	—	—
Gain on sale of investment	(1,362)	—	—	—
Changes in operating assets and liabilities, net of acquisition of business:
Accounts receivable	488	6,916	(7,169)	(351)
Inventories	(1,525)	458	35	2,068
Prepaid expenses and other current assets	(2,509)	227	(315)	(375)
Accounts payable and accrued liabilities	(2,414)	2,323	575	(420)
Income taxes receivable	3,229	(649)	49	(2,106)

Net cash provided by operating activities from continuing operations	15,881	8,519	11,572	18,127
Net cash provided by operating activities from discontinued operations	—	—	171	175

Net cash provided by operating activities	15,881	8,519	11,743	18,302
Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(15,004)	(351)	(3,215)	(1,688)
Proceeds from sale of investment	1,400	—	—
Acquisition of businesses, net of cash acquired	(133,323)	(378,528)	—	(41,597)
Advance payments for sale of Company	—	—	(1,181)	—
Payments on earn out to former owners	(1,997)	—	(731)	(584)

Net cash used in investing activities	(148,924)	(378,879)	(5,127)	(43,869)
Cash Flows From Financing Activities:
Proceeds from revolving credit facility	9,000	—	10,710	—
Repayments of revolving credit facility	(9,000)	—	(10,710)	—
Proceeds from issuance of long-term debt	96,500	283,500	—	160,217
Repayments of long-term debt	(1,870)	—	(3,750)	(53,912)
Proceeds from issuance of common and preferred stock	38,015	113,590	—	13,092
Repurchases of common and preferred stock and dividend payments	—	—	—	(86,322)
Issuance of notes receivable to officers	—	—	—	(60)
Payment of notes receivable from officers	—	—	105	326
Payments for deferred financing costs	(3,573)	(12,578)	(349)	(8,444)

Net cash provided by /(used in) financing activities	129,072	384,512	(3,994)	24,897
Net effect of exchange rate changes on cash	4,721	—	—	—

Net increase (decrease) in cash and cash equivalents	750	14,152	2,622	(670)
Cash And Cash Equivalents, beginning of period	14,152	—	4,841	5,511

Cash And Cash Equivalents, end of period	$14,902	$14,152	$7,463	$4,841

Supplemental cash flow information:
Cash paid during the period for:
Interest	$24,210	$1,943	$12,984	$7,857
Income taxes, net of refunds	$414	$—	$(2,572)	$2,295
Final settlement payable to selling shareholders (paid in 2006)	$—	$2,026	$—	$—
Issuance of common and preferred stock in exchange for acquisition of business	$—	$7,910	$—	$1,847

The accompanying notes to consolidated financial statements are an integral part of these statements.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except for shares and per share amounts)

1.	Description of Business and Significant Accounting Policies

Description of Business

Unless otherwise indicated, the terms “Tensar Corporation,” “Tensar,” the “Company,” “we,” “us” and “our” refer to Tensar Corporation and/or its subsidiaries. Tensar Corporation is a U.S.-based multinational holding company incorporated in Delaware. Effective May 17, 2007, we changed our name from Tensar Holdings, Inc. to Tensar Corporation. Our subsidiaries offer an integrated suite of products and services that provide soil stabilization, earth retention, foundation and erosion and sediment control. Our end-customers include commercial, industrial and residential site developers, resource extractors, transportation authorities, coastal and waterway authorities and waste management companies. We service our customers through three reportable segments:

•	Earth Reinforcement Solutions (ERS) which designs, manufactures and distributes Tensar® uniaxial and biaxial geogrids, and, more recently, triaxial geogrids, used for earth reinforcement in transportation, commercial and industrial construction;

•	Environmental Site Solutions (ESS) which manufactures and supplies North American Green® rolled erosion control products used in transportation, residential, commercial and industrial applications, and also manufactures and supplies lightweight oriented nets used by North American Green and other manufacturers of erosion control products; and

•	Foundation Improvement Solutions (FIS) which licenses Geopier® Rammed Aggregate Pier® foundation support systems used in construction of new structures with weak or soft soil conditions.

We were formed on September 12, 2005 for the purpose of acquiring The Tensar Corporation, which we refer to as our Predecessor company. We entered into a stock purchase agreement on September 13, 2005, and in accordance with such agreement, we acquired our Predecessor company and its subsidiaries on October 31, 2005. Our acquisition was accounted for using the purchase method of accounting. As a result of purchase accounting adjustments to the carrying value of the assets and liabilities, the financial position and results of operations for periods subsequent to our acquisition are not comparable to those of our Predecessor company prior to our acquisition.

Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

For purposes of the accompanying consolidated financial statements, the results of operations of The Tensar Corporation, our Predecessor company, for the year ended December 31, 2004 and for the period January 1, 2005 to October 31, 2005 are represented by our Predecessor company balances and our results of operations for the period November 1, 2005 to December 31, 2005 and the year ended December 31, 2006 are represented by our Successor company. As a result of the application of purchase accounting, our Successor company balances and amounts presented in the financial statements and footnotes are not comparable with those of our Predecessor company.

In accordance with the Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46(R), Consolidation of Variable Interest Entities, we are required to consolidate TCO Funding Corp. (TCO) and TCH Funding Corp. (TCH) because they are considered variable interest entities (VIE) for which we are the primary beneficiary under FIN 46(R). TCO and TCH were created for the sole purpose of facilitating our sale-leaseback and commodity purchase arrangements and do not have any other assets or liabilities or income

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

or expense other than those associated with debt. These entities were formed by a nominal capital investment by a third party, and there is no minority interest presented in our financial statements. These entities were formed specifically to finance our acquisition of our Predecessor company, on October 31, 2005. See Note 9 for further discussion of our consolidation of TCO and TCH.

Revisions and Reclassifications

Accrued expenses in our Consolidated Balance Sheets were shown as a single current liability line item in 2005 and have been reclassified and are shown as Interest payable, Income taxes payable, Accrued compensation and benefits, and Other accrued expenses. These reclassifications had no impact on our Consolidated Statements of Operations, Consolidated Statements of Stockholders’ Equity (Deficit) or Consolidated Statements of Cash Flows.

Our Consolidated Statements of Operations have been revised to correct the classification of freight revenue of $167, $1,233, and $1,249 for the two month period ended December 31, 2005, the ten month period ended October 31, 2005, and the year ended December 31, 2004, respectively, as a reduction of shipping costs which were previously included in Cost of sales. Certain other operating expenses of $21, $418, and $162 for the two month period ended December 31, 2005, the ten month period ended October 31, 2005, and the year ended December 31, 2004, respectively, were previously reported as Other income (expenses), net and this presentation has been revised to reflect these expenses in General and administrative expenses. Certain research and development expenses of $377 for the year ended December 31, 2006 were previously reported as Selling and marketing expenses and General and administrative expenses and have been revised to reflect these expenses in Research and development expenses. For the year ended December 31, 2004, the change in fair value of our interest rate caps of $294 was previously recorded to Interest expense, net and has been revised to reflect this change in Other income (expense), net. In addition, Selling and marketing expenses, General and administrative expenses and Research and development expenses were shown as a single operating expense line item in 2005 and 2004 and have been reclassified and are shown as separate line items. These revisions and reclassification had no impact on our Consolidated Balance Sheets, Consolidated Statements of Stockholders’ Equity (Deficit), Consolidated Statements of Cash Flows, or Net loss.

Our Consolidated Statements of Cash Flows have been revised to correctly present earn-out payments. In the two month period ended December 31, 2005 and the ten month period ended October 31, 2005, we incorrectly reflected earn-out payments of $306 and $967, respectively, related to prior year acquisitions in Cash flows from investing activities within our Consolidated Statements of Cash Flows when amounts were earned rather than when paid. The amounts earned in 2005 were paid during 2006 and have now been properly reflected in Cash flows from investing activities in 2006. Additionally, our Consolidated Statements of Cash Flows for the two months ended December 31, 2005 has been revised to properly reflect the non-cash issuance of shares of our common stock upon the acquisition of our Predecessor company. Previously, we had reflected this amount, totalling $7,910, as cash paid for the acquisition and cash received from issuance of our common stock. The foregoing revision had no impact on the Consolidated Balance Sheets, Consolidated Statements of Stockholders’ Equity (Deficit) or Consolidated Statements of Operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material. On an ongoing basis, estimates are reviewed based on information that is currently available. Changes in facts and circumstances may cause us to revise our estimates.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Foreign Currency Translation

Assets and liabilities of our non-U.S. subsidiaries, whose functional currency is the local currency, are translated at period-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the period. The adjustments resulting from translating the financial statements of our foreign subsidiaries are included in Accumulated other comprehensive income, a component of Stockholders’ Equity. Foreign currency transaction gains and losses are reported in results of operations. Our foreign exchange transaction losses of $269 for the year ended December 31, 2006 are included in Gain on foreign exchange, net in the Consolidated Statements of Operations along with other amounts discussed in Note 13.

Financial Instruments and Hedging

Derivative financial instruments are used within the normal course of business principally to manage foreign currency exchange rate risk and interest rate risk. These instruments are subject to fluctuations in foreign exchange rates and credit risk. Credit risk is managed through the selection of sound financial institutions as counterparties. We do not hold or issue derivative financial instruments for trading purposes. We recognize the fair value of our derivatives as either assets or liabilities in our Consolidated Balance Sheets. Changes in the fair value of those instruments are reported in Net loss or Comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of the asset or liability hedged or in expected cash flows.

The carrying value of Cash and cash equivalents, Accounts receivable, and Accounts payable approximate fair value, because of the short-term maturity of those instruments. The carrying value of our debt with variable interest rates approximates the fair value of such debt. The fair value of long-term debt with fixed rates is estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. Based on these analyses, the fair value of our long-term debt does not differ significantly from its carrying value.

Cash and Cash Equivalents

Cash and cash equivalents consist of all investments with initial maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated depreciation. All property, plant and equipment, except land, are depreciated using the straight-line method over their estimated useful lives of the related assets as follows:

Estimated
Useful
Lives

Buildings	25-40 years
Computer equipment and software	3-5 years
Leasehold improvements	4-7 years
Machinery equipment	5-15 years
Office furniture and fixtures	5-7 years
Autos	3-5 years

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Leasehold improvements are amortized on a straight-line basis over the life of the lease or useful life of the improvement, which ever is shorter.

Capitalized Interest Costs

Long-term construction projects that last in excess of one year are assessed capitalized interest costs.

Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset or group of assets, the asset is deemed impaired and an expense is recorded in an amount required to reduce the carrying amount of the asset to its then fair value.

Goodwill and Other Intangible Assets

Goodwill is the excess of acquisition cost of the businesses over the fair value of the identifiable net assets acquired. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we do not amortize goodwill. Goodwill and intangible assets with indefinite useful lives are tested for impairment annually in the third quarter unless indicators of impairment exist.

Intangible assets with finite useful lives are amortized over their respective estimated useful lives. We evaluate impairment of our finite lived intangible assets on an individual basis whenever circumstances indicated that the carrying value may not be recoverable. We evaluate the extent to which the related cost is recoverable by comparing the future undiscounted cash flows estimated to be associated with that asset to the asset’s carrying amount and write-down that carrying amount to fair value to the extent necessary.

Software

Preliminary project stage costs incurred are expensed and, thereafter, costs incurred in the developing or obtaining of internal use software are capitalized. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of not more than five years and are subject to impairment evaluation in accordance with SFAS No. 144. Amounts capitalized for software are included in Property, plant and equipment, net. Capitalized software costs, net were $1,048 and $730 as of December 31, 2006 and 2005, respectively. The amortization expense for the Successor company for the two months ended December 31, 2005 and the year ended December 31, 2006 were $38 and $259, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We are regularly under audit by tax authorities around the world. We accrue for probable foreign and domestic tax obligations as required by facts and circumstances in the various regulatory environments.

Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts

We generally recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is probable. If an acceptance period is

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. Sales of products are recognized when the products are shipped to customers and the risks and rewards of ownership are transferred. No collateral is generally required on sales made in the normal course of business. We will, from time to time, require a letter of credit from our customers depending on the length of a project and the credit worthiness of such customers.

The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write off experience. We review the adequacy of our allowance for doubtful accounts quarterly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. While such credit losses have historically been less than 1% of net sales and within our expectations and the provision established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

We also record customer incentive rebates as a reduction of Net sales. These rebates totaled $1,780, $296, $2,182 and $4,312 for the year ended December 31, 2006, the two month period ended December 31, 2005, the ten month period ended October 31, 2005 and the year ended December 31, 2004, respectively.

Certain of our project revenues are accounted for as revenue arrangements with multiple deliverables. Under such revenue arrangements, revenue for deliverables that represent separate units of accounting is recognized upon shipment of each deliverable. Such revenues amounted to 9%, 9%, 9%, and 11% of Net sales for the year ended December 31, 2006, the two months ended December 31, 2005, the ten months ended October 31, 2005, and the year ended December 31, 2004, respectively.

We reflect all amounts billed to our customers for shipping and handling in Net sales and the costs incurred from shipping and handling product in Cost of sales. Amounts included in Net sales for shipping and handling were $2,937, $167, $1,233 and $1,327 for the year ended December 31, 2006, the two months ended December 31, 2005, the ten months ended October 31, 2005 and the year ended December 31, 2004, respectively. Amounts included in Cost of sales for shipping and handling were $7,702, $728, $3,550 and $1,757 for the year ended December 31, 2006, the two months ended December 31, 2005, the ten months ended October 31, 2005 and the year ended December 31, 2004, respectively.

Research and Development Expenses

Research and development expenses for new products are expensed as they are incurred. These expenses include grants for research to third parties, consultant and outside services fees, salaries and benefits, insurance, plant maintenance and operating supplies, equipment rental fees, meeting expenses, telephone charges, office lease expense, taxes, travel and postage expenses, legal fees and manufacturing expense allocation charges.

Stock-Based Compensation

We adopted SFAS No. 123(R), Share-Based Payment, on November 1, 2005 using the modified prospective method for the transition. SFAS No. 123(R) requires compensation expense relating to share-based compensation be recognized in the financial statements. The cost is measured as of the grant date, based on the calculated fair value of the award, and is recognized as an expense over the estimable life of the equity award. In accordance with SFAS No. 123(R), deferred stock compensation amounts in Stockholders’ Equity in the Consolidated Balance Sheets are included in Additional paid-in capital as of December 31, 2006.

Our Predecessor company used the intrinsic value method to account for its stock-based employee compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Issued to Employees. Had our Predecessor company used the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, pro forma net income would have been as follows:

	Predecessor Company
	Ten Months Ended	Year Ended
	October 31,	December 31,
	2005	2004

Net loss, as reported	$(7,778)	$(286)
Stock-based compensation cost (intrinsic value method), net of related tax effects	—	—
Stock-based compensation cost (fair value method), net of related tax effects	—	(494)

Pro forma net loss	$(7,778)	$(780)

Advertising Costs

We expense advertising costs as incurred including creative production costs for advertising materials. Our advertising costs charged to expense were $3,377, $692, $1,956 and $1,872 for the year ended December 31, 2006, the two months ended December 31, 2005, the ten months ended October 31, 2005 and the year ended December 31, 2004, respectively.

Credit Concentrations

Five of our customers accounted for approximately 41% and 51% of our Net sales for the year ended December 31, 2006 and the two months ended December 31, 2005, respectively, one of which accounted for approximately 27% and 33% of Net sales for the year ended December 31, 2006 and the two months ended December 31, 2005, respectively. These same customers also accounted for approximately 24% and 35% of our Accounts receivable, net as of December 31, 2006 and 2005, respectively.

Five of our customers accounted for approximately 50% of our Predecessor company’s Net sales for the ten months ended October 31, 2005 and the year ended December 31, 2004, one of which accounted for approximately 33% and 38% for the ten months ended October 31, 2005 and the year ended December 31, 2004, respectively.

Retirement Costs

We account for our defined benefit pension plan and defined contribution plan in accordance with SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. The actuarial models use an attribution approach that generally spreads the financial impact of changes to the plan and actuarial assumptions over the average remaining service lives of the employees in the plan. Changes in liability due to changes in actuarial assumptions such as discount rate, rate of compensation increases and mortality, as well as annual deviations between what was assumed and what was experienced by the plan are treated as gains or losses. Additionally, gains and losses are amortized over the group’s service lifetime. The average remaining service lives of the employee plan is 14 years. The principle underlying the required attribution approach is that employees render service over their average remaining service lives on a relatively consistent basis and, therefore, the accounting for benefits earned under the pension or non-pension postretirement benefits plans should follow the same pattern.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

2.	Business Combinations

Tensar Acquisition

We were formed on September 12, 2005 for the purpose of acquiring our Predecessor company. We entered into a stock purchase agreement on September 13, 2005, and in accordance with such agreement, we acquired our Predecessor company and its subsidiaries on October 31, 2005. The total acquisition price as of the closing date was $395,927, including $5,179 of transaction fees and expenses. Our acquisition was financed with approximately $113,590 in cash proceeds from newly issued common stock and $283,500 of senior and other borrowings, net of $7,463 of cash. In addition, certain former stockholders of our Predecessor company exchanged their shares of common stock of our Predecessor company for our common stock. A portion of the $395,927 purchase price totaling $2,026 was paid in 2006 in final settlement to the selling stockholders.

Our acquisition was accounted for as a purchase in accordance with SFAS No. 141, Business Combinations, and we have allocated the purchase price of our Predecessor company based upon the fair values of the net assets acquired and liabilities assumed. Portions of the net assets acquired and liabilities assumed were valued utilizing customary valuation procedures and techniques. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, indefinite lived intangibles and goodwill are not being amortized.

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed:

Accounts receivable	$24,167
Inventories	8,503
Other current assets	4,156
Property, plant and equipment	33,049
Identifiable intangible assets	205,204
Other assets	1,501
Accounts payable and accrued expenses	(12,221)
Deferred income taxes	(79,604)

184,755
Goodwill	203,709

Aggregate purchase price, net of cash acquired	$388,464

We have separately identified trademarks, technology and customer relationships as the acquired identifiable intangible assets. As of the date of acquisition the trademarks were valued at $68,329, technology was valued at $69,653 and customer relationships were valued at $67,222. In connection with our acquisition of our Predecessor company, we incurred $8,094 of costs included in Acquisition and other related expenses in the Consolidated Statements of Operations. Of these costs, $5,165 related to the settlement of stock options, and the remaining amount related to payroll costs.

TGL Acquisition

On June 23, 2006, we acquired Tensar Group Limited (TGL), a U.K.-based business. A subsidiary of TGL was the original developer of the Tensar polymer based structural geogrid and was part of a consortium that founded the original predecessor to The Tensar Corporation in the United States in 1983. Prior to our acquisition, we were the exclusive licensee of TGL’s Tensar structural geogrid technology in North and South America. TGL has an exclusive licensee for the Tensar structural geogrid technology in Japan.

The total acquisition price of TGL as of our acquisition closing date was $131,297, including $4,947 of transaction fees and expenses. Our acquisition was financed with approximately $38,015 in cash proceeds

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

from newly issued common stock and $96,500 of incremental senior and paid-in-kind (PIK) debt borrowings. In connection with our acquisition, at closing, we repaid $24,170 of existing debt obligations of TGL. A portion of the proceeds from our newly issued common stock and incremental senior and PIK debt borrowings were used to pay deferred financing costs in conjunction with the incremental senior and PIK debt borrowings.

Our acquisition was accounted for as a purchase in accordance with SFAS No. 141, and we have allocated the purchase price of TGL based upon the fair values of the net assets acquired and liabilities assumed. Portions of the net assets acquired and liabilities assumed were valued utilizing customary valuation procedures and techniques. In accordance with SFAS No. 142, indefinite lived intangibles and goodwill are not being amortized. The Consolidated Statements of Operations includes the results of TGL from June 23, 2006.

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed:

Accounts receivable	$13,437
Inventories	7,849
Other current assets	2,283
Property, plant and equipment	24,571
Identifiable intangible assets	45,847
Other non-current assets	456
Accounts payable and accrued expenses	(10,696)
Deferred income taxes	(11,939)
Long term debt	(1,452)
Other non-current liabilities and other	(4,651)

65,705
Goodwill	65,592

Aggregate purchase price	$131,297

We have separately identified trademarks, technology and customer relationships within our acquired identifiable intangible assets. As of the date of acquisition the trademarks were valued at $17,297, technology was valued at $19,999 and customer relationships were valued at $8,551. In connection with our acquisition of TGL, we incurred $2,163 of acquisition related costs included in Acquisition and other related expenses in the Consolidated Statements of Operations. These costs primarily relate to debt issuance and the write off of a royalty related asset for an arrangement that previously existed between TGL and us.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following unaudited pro forma information presents our consolidated results of operations for the years ended December 31, 2006 and 2005 as if our acquisitions had occurred at the beginning of the periods:

	Year Ended December 31,
	2006	2005

Net sales	$206,165	$190,212

Loss from continuing operations available to common stockholders	$(11,716)	$(18,679)
Income from discontinued operations	250	—

Net loss available to common stockholders	$(11,466)	$(18,679)

Basic per share information:
Loss from continuing operations available to common stockholders	$(0.73)	$(1.17)
Income from discontinued operations	0.01	—

Net loss available to common stockholders	$(0.72)	$(1.17)

Diluted per share information:
Loss from continuing operations available to common stockholders	$(0.73)	$(1.17)
Income from discontinued operations	0.01	—

Net loss available to common stockholders	$(0.72)	$(1.17)

The year ended December 31, 2005 numbers combine the results of the U.S. operations for the year ended December 31, 2005 and the results of TGL operations for the year ended March 31, 2006, a comparable period. The consolidated pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisitions occurred on those dates, nor is it indicative of the results that may occur in the future.

North American Green Acquisition

On September 24, 2004, our Predecessor company purchased 100% of the voting common stock of North American Green (NAG) for a purchase price of approximately $44,566 including $1,066 of transaction fees and expenses. The purchase price was principally allocated to tangible assets, including inventory, accounts receivable and machinery and equipment with a value of $8,900, to trade names and trademarks valued at $16,945, to customer relationships valued at $14,889 and to patents valued at $1,299. The excess of the purchase price over the fair value of the identifiable assets of $2,533 was recorded as goodwill. In connection with the acquisition, our Predecessor company also issued 65,000 shares of restricted common stock, nonqualified stock options for 145,948 shares of Class A-2 Redeemable Preferred Stock and nonqualified stock options for 145,948 shares of common stock to management and employees, and assumed a deferred compensation liability of $1,153 payable to certain members of NAG senior management.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following unaudited pro forma information presents consolidated results of operations for the years ended December 31, 2004 as if our acquisition of NAG had occurred at the beginning of the period:

Year Ended
December 31,
2004

Net sales	$107,333

Loss from continuing operations available to common stockholders	$(1,590)
Loss from discontinued operations	(1,177)

Net loss available to common stockholders	$(2,767)

Basic per share information:
Loss from continuing operations available to common stockholders	$(0.35)
Loss from discontinued operations	(0.26)

Net loss available to common stockholders	$(0.61)

Diluted per share information:
Loss from continuing operations available to common stockholders	$(0.35)
Loss from discontinued operations	(0.26)

Net loss available to common stockholders	$(0.61)

The consolidated pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisitions occurred on those dates, nor is it indicative of the results that may occur in the future.

Geopier Foundation Company Acquisition

On August 1, 2002, our Predecessor company acquired Geopier Foundation Company and its affiliate, Geotechnical Reinforcement Company (together, Geopier) for $7,700. In addition, our Predecessor company agreed, for 2002 through 2005, to make additional earn-out payments to the seller based on a percentage by which Geopier’s EBITDA exceeded stated annual thresholds. Payments of $0, $600, $700, and $2,000 were paid and recorded as Goodwill during 2002, 2003, 2004 and 2005, respectively.

3.	Discontinued Operations

In November 2003, our Predecessor company approved a plan of disposal for its foreign subsidiary, Merex. As of December 31, 2004, the Predecessor company reserved $1,550 to write down the assets held for sale as of December 31, 2004 to the estimated net proceeds from the sale of Merex and recognized a loss on disposal of $900 in the Consolidated Statements of Operations for the year ended December 31, 2004. Merex has been accounted for as a discontinued operation in the consolidated financial statements. During September 2005, Merex was sold for $499. We had previously established a reserve of $1,550 to write down the assets held for sale. The reserve that had been established for the write down of Merex assets was more than sufficient, resulting in our recognizing a disposal gain of $790 in the Consolidated Statements of Operations for the ten months ended October 31, 2005. The results of operations of Merex from January 1, 2005 through the date of sale included in Net sales and Net loss was $673 and $337, respectively.

4.	Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, which permits entities to choose

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

to measure many financial instruments and certain other items at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Although we are required to adopt this guidance on January 1, 2008, we have not completed our evaluation of its impact.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. It is effective for us beginning in 2008. We are currently in the process of determining the effect that the adoption of this statement will have on the consolidated financial statements.

In June 2006, Emerging Issues Task Force Issue (EITF) No. 06-3, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation), was issued. EITF 06-3 requires disclosure of the presentation of taxes on either a gross basis (included in net sales and costs) or a net basis (excluded from revenue) as an accounting policy decision. The provisions of this standard are effective for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF 06-3 will not impact our consolidated results of operations or cash flows.

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement process for recording, as liabilities in the financial statements, uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on recognition or de-recognition and measurement and classification of such liabilities; accruals of interest and penalties; accounting for changes in judgment in interim periods; and disclosure requirements for uncertain tax positions. The provisions of FIN 48 will be effective for us at the beginning of fiscal year 2007. FIN 48 requires that the cumulative effect of applying the interpretation is to be reported as an adjustment to the beginning balance of retained earnings as of December 31, 2006. We are currently in the process of determining the effect that the adoption of this statement will have on our consolidated financial statements.

5.	Inventories

Inventories consist of the following:

	December 31,
	2006	2005

Finished goods	$11,112	$4,519
Work-in-process	1,513	969
Raw materials and supplies	7,671	3,806

	20,296	9,294
Inventory reserves	(227)	(59)

	$20,069	$9,235

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

6.	Property, Plant and Equipment

Property, plant and equipment consists of the following:

	December 31,
	2006	2005

Land and buildings	$16,700	$5,260
Machinery and equipment, furniture and fixtures, and other	42,788	25,750
Construction in progress	15,133	2,385

	74,621	33,395
Accumulated depreciation	(6,590)	(617)

	$68,031	$32,778

Construction in progress includes capitalized interest costs of $631 and $48 for the years ended December 31, 2006 and 2005, respectively, in connection with the construction of assets. Depreciation expense for Tensar was $5,699, $617, $3,372 and $3,488 for the year ended December 31, 2006, the two months ended December 31, 2005, the ten months ended October 31, 2005 and the year ended December 31, 2004, respectively.

7.	Intangible Assets

Intangible assets consist of the following:

		December 31, 2006			December 31, 2005
	Useful	Gross		Net	Gross		Net
	Lives	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	(Years)	Amount	Amortization	Amount	Amount	Amortization	Amount

Unamortized indefinite life intangible assets:
Trademarks		$86,759	$—	$86,759	$68,329	$—	$68,329
Amortized intangible assets:
Technology	8-15	$91,121	$(8,971)	$82,150	$69,659	$(1,164)	$68,495
Customer relationships	14-19	76,336	(5,644)	70,692	67,222	(670)	66,552

Total		$254,216	$(14,615)	$239,601	$205,210	$(1,834)	$203,376

Amortization expense was $12,611, $1,834, $1,302 and $1,795 for the year ended December 31, 2006, the two months ended December 31, 2005, the ten months ended October 31, 2005 and the year ended December 31, 2004, respectively.

Annual amortization of intangible assets is expected to be as follows:

Year Ending December 31,

2007	$13,812
2008	13,537
2009	13,317
2010	13,141
2011	13,000

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

8.	Goodwill

The changes in the carrying amount of Goodwill for the year ended December 31, 2006, the two months ended December 31, 2005 and the ten months ended October 31, 2005 are as follows:

	ERS	ESS	FIS	Corporate	Total

Predecessor Company
Balance as of December 31, 2004	$92,871	$1,270	$4,615	$—	$98,756
Additional Geopier earn-out payments	—	—	1,698	—	1,698

Balance as of October 31, 2005	$92,871	$1,270	$6,313	$—	$100,454
Successor Company
Allocation of purchase price in connection with October 31, 2005 Acquisition	$143,518	$32,337	$27,854	$—	$203,709
Additional Geopier earn-out payments	—	—	306	—	306

Balance as of December 31, 2005	$143,518	$32,337	$28,160	$—	$204,015
Acquisition of TGL	65,592	—	—	—	65,592
Adjustment to purchase goodwill	—	(5,853)	—	—	(5,853)
Geopier earnout payment forfeited	—	—	(8)	—	(8)
Foreign exchange adjustments	4,302	—	—	—	4,302

Balance as of December 31, 2006	$213,412	$26,484	$28,152	$—	$268,048

During 2006, we determined that we had misclassified the tax basis in identifiable assets as tax basis in Goodwill at the time of the October 31, 2005 acquisition of our Predecessor company. This resulted in a $5,853 adjustment to our Deferred income taxes with a corresponding reduction in Goodwill. This adjustment has no impact on our Consolidated Statements of Operations, Consolidated Statements of Stockholders’ Equity (Deficit) or Consolidated Statements of Cash Flows.

9.	Long-term Debt

Long-term debt consists of the following:

	December 31,
	2006	2005

First Lien Credit Facilities:
Revolving Credit Facility Term Loan	$225,130	$147,000
Senior Secured Term Notes	84,000	84,000
Paid-in-Kind Notes	81,737	54,057
Subsidiary Revolving Credit Agreement	1,023	—

	391,890	285,057
Less: Current portion	(3,293)	(1,470)

Long-term debt	$388,597	$283,587

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Our long-term debt is scheduled to mature as follows:

Year Ending December 31,

2007	$3,293
2008	2,270
2009	2,270
2010	2,270
2011	15,007
Thereafter	366,780

Total	$391,890

The First Lien Term Loan was financed through TCO. The lenders made long-term loans to TCO, and TCO purchased substantially all of the tangible and intangible assets of The Tensar Corporation, LLC. Immediately after the sale of our assets, TCO entered into a sale-leaseback agreement with us whereby we leased the assets from TCO. No gain or loss was recorded by us for the sale-leaseback transaction. Under the sale-leaseback agreement, we are obligated to make quarterly rent payments that are equal in amount to, and will be utilized to fund, the quarterly interest and principal payable under the term loans. After our acquisition cost of the assets has been satisfied, we will reclaim the assets from TCO.

The Revolving Credit Facility and the Senior Secured Term Notes were financed through TCO. The PIK Notes were financed through TCH. The lenders have made loans to the special purpose entities and the special purpose entities have made commodities purchase facilities available to us. Through a series of transactions that are facilitated by an affiliate of Arcapita, our majority stockholder, commodities are purchased and sold so that we have delayed payment obligations equal to the purchase price of the commodities plus an agreed profit rate. These delayed payment obligations mirror the principal and interest obligations of TCO and TCH to their lenders.

We are the primary beneficiary in the variable interest entities due to the terms and provisions of the sale-leaseback and commodity purchase agreements. The First Lien Credit Facilities, Senior Secured Term Notes and PIK Notes are all financed either through TCO and TCH as noted above, and totaled $390,867 and $285,057 as of December 31, 2006 and 2005, respectively.

On June 23, 2006, in connection with our acquisition of TGL, TCO amended and restated its First Lien Credit Facilities to increase the borrowings under the Term Loan to fund a portion of our acquisition of TGL and to increase its borrowing capacity under the Revolving Credit Facility. The Term Loan was increased by $80,000 over the $147,000 term loan previously borrowed under the First Lien Credit Facilities. As a result of the amendment to the First Lien Credit Facilities, we incurred $4,164 of transaction costs of which $3,147 are included in Deferred financing and other non-current assets, net in the Consolidated Balance Sheets and $1,017 are included in General and administrative expenses for the year ended December 31, 2006. Deferred financing costs are amortized over the life of the debt utilizing the effective interest method. In addition, the Revolving Credit Facility was increased by $10,000 and allows for up to $40,000 in borrowings. As a result of the amendment to the Revolving Credit Facility, we incurred $372 of transaction costs all of which are included in Deferred financing and other non-current assets, net in the Consolidated Balance Sheets. Our lenders and we have entered into security agreements under which substantially all of our assets as well as the stock of certain of our subsidiaries are pledged as collateral for the First Lien Credit Facilities. We have jointly and severally guaranteed to TCO the obligations of The Tensar Corporation LLC under the Lease Financing Facility with TCO and the obligations of TTC Holdings S.a.r.l. under the commodities purchase facility with TCO.

In addition, TCH issued $16,500 of new PIK Notes on June 23, 2006 with substantially the same terms and conditions as its previously issued PIK Notes to fund a portion of the TGL acquisition. We have

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

guaranteed to the purchasers under the PIK Note Purchase Agreement with TCH the obligation of GSS Contract Services XIII Inc. (the parent company of TCH Funding Corp.) to indemnify such Purchasers in the event of any default by TCH under the PIK Note Purchase Agreement.

First Lien Credit Facilities

The Revolving Credit Facility extends through October 31, 2010. The Revolving Credit Facility provides for up to $40,000 in borrowings. This amount is reduced by the amount of the aggregate total of Letters of Credit outstanding. The Revolving Credit Facility bears interest at one-, two-, three-, or six-month (or nine- or twelve-month to the extent approved by all lenders) LIBOR plus an applicable margin of 2.75%. We pay a monthly commitment fee at a rate of 0.50% per annum on the average unused portion of the Revolving Credit Facility. As of December 31, 2006, and December 31, 2005, we had no outstanding borrowings under the Revolving Credit Facility. The aggregate amount of letters of credit outstanding under the Revolving Credit Facility was $4,145 and $2,500 as of December 31, 2006 and December 31, 2005, respectively. The Revolving Credit Facility is guaranteed by us.

The Term Loan totals $227,000 and extends through October 31, 2012. The Term Loan requires quarterly principal payments of $568 until October 31, 2011, $53,445 for the last four quarters of the Term Loan and payment in full of any remaining amount of Term Loan on October 31, 2012. The Term Loan bears interest at three-month LIBOR plus an applicable margin of 2.75%. The effective interest rate on the Term Loan as of December 31, 2006 was 8.13%. The Term Loan is guaranteed by us.

The First Lien Credit Facilities subject us to certain covenants, including: minimum financing coverage ratio; minimum fixed charge coverage ratio; maximum leverage ratio; maximum first lien leverage ratio; and a limitation on capital expenditures, in each case as set forth in the Revolving Credit Agreement. One of our covenants requires us to deliver audited financial statements within 90 days of our fiscal year end. We were not in compliance with this covenant as it relates to our 2006 financial statements, but we obtained waivers from our lenders. We were in compliance with all other covenants as of December 31, 2006.

Senior Secured Term Notes

On October 31, 2005, TCO entered into an $84,000 Note Purchase Agreement. The Senior Secured Term Notes (Notes) are second lien indebtedness and bear interest at one-month LIBOR plus an applicable margin of 7.25% per annum with interest paid quarterly in arrears with an effective rate at December 31, 2006 of 12.60%. The principal balance and all accrued and unpaid interest and fees are due on May 1, 2013. The Notes may be prepaid subject to a prepayment fee of 5% if prepaid during the twelve-month period ending October 31, 2006, 4% for the period ending October 31, 2007, 3% for the period ending October 31, 2008, 2% for the period ending October 31, 2009 and 1% for the period ending October 31, 2010. No prepayment fee is due for prepayments made after October 31, 2010. The Notes are guaranteed by us.

The Notes subject us to certain covenants, including: minimum financing coverage ratio; minimum fixed charge coverage ratio; maximum leverage ratio; and a limitation on capital expenditures, in each case as set forth in the Note Purchase Agreement. One of our covenants requires us to deliver audited financial statements within 90 days of our fiscal year end. We were not in compliance with this covenant as it relates to our 2006 financial statements, but we obtained waivers from our lenders. We were in compliance with all other covenants as of December 31, 2006.

Paid-in-Kind Notes

The PIK Notes increased during 2006 from $52,500 to a total of $69,000. The PIK Notes bear interest at a fixed rate of 17.50% per annum with interest paid annually in arrears beginning on October 31, 2006. On each interest payment date through October 31, 2010 interest shall be paid-in-kind in the form of additional

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

promissory notes (Additional PIK Notes). On October 31, 2011 all amounts outstanding under the Additional PIK Notes and all interest accruing after October 31, 2010 is to be paid in cash. On October 31, 2012, all accrued and unpaid interest is to be paid in cash. The principal balance of the PIK Notes and all accrued and unpaid interest on the PIK Notes is payable on October 31, 2013. The PIK Notes may be prepaid subject to a prepayment fee of 5% if prepaid during the twelve-month period ending October 31, 2008, 4% for the period ending October 31, 2009, 3% for the period ending October 31, 2010, 2% for the period ending October 31, 2011 and 1% for the period ending October 31, 2012. No prepayment fee is due for prepayments made after October 31, 2012. Accrued interest included in the principal balance on the PIK Notes and in Long-term debt in the Consolidated Balance Sheets was $12,737 and $1,557 as of December 31, 2006 and December 31, 2005, respectively. The PIK Notes are guaranteed by us.

Subsidiary Revolving Credit Agreement

One of our subsidiaries has a revolving credit agreement (the Subsidiary Revolving Credit Agreement) that extends through September 30, 2007 and is due on demand. There is no formal borrowing limit to the facility, with draw-downs being negotiated on each draw date. This Subsidiary Revolving Credit Agreement bears interest at the China Funds rate, which is published nationally. As of December 31, 2006, we had $1,023 in borrowings under this revolving credit line. The effective interest rate on the Subsidiary Revolving Credit Agreement as of December 31, 2006 was 5.58%.

Predecessor Company Debt

Upon consummation of the October 31, 2005 Tensar Acquisition, our Predecessor company’s outstanding debt and accrued interest were paid in full. Our Predecessor company’s unamortized deferred financing cost at October 31, 2005 totaling $3,639 was written off in Loss on debt extinguishment in the Consolidated Statements of Operations for the ten months ended October 31, 2005.

Our Predecessor company undertook significant debt refinancing in April 2004 and in December 2004. In connection with the refinancing in April 2004, a $2,521 charge for costs associated with the early extinguishment of debt was recorded. The charge included pre-payment penalties of $900 and the write off of unamortized deferred financing costs of $1,621 and is included in Loss on debt extinguishment costs in the Consolidated Statements of Operations for the year ended December 31, 2004.

In connection with the financing in December 2004, our Predecessor company recorded $4,200 charge associated with the early extinguishment of debt, which charge included pre-payment penalties of $600 and the write off of unamortized deferred financing costs of $3,600 and is included in Loss on debt extinguishment costs in the Consolidated Statements of Operations for the year ended December 31, 2004.

In connection with the original issuance of senior subordinated notes in December 2000, our Predecessor company issued warrants for 510,000 shares of common stock to its lenders at a nominal exercise price. The warrants were to expire on December 6, 2010. The warrants were valued using the Black-Scholes pricing model and we recorded an original issue discount of $10 for the relative fair value of the warrants. The lenders also were granted an option (the Put Option) to sell to our Predecessor company all or a portion of the warrants or the common stock underlying the warrants. Our Predecessor company was obligated to purchase the Put Option at the fair market value of the shares of common stock subject to the Put Option.

As a result of the Put Option, the warrants were marked-to-market and their fair value was classified as a liability upon our Predecessor company’s adoption of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This resulted in the recording of an expense of $12,254 in the ten months ended October 31, 2005 and $2,540 for the year ended December 31, 2004. The liability established for these warrants was paid in connection with the Tensar Acquisition.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

10.	Common and Preferred Stock

Common Stock

On September 12, 2005 we were capitalized with 30,000,000 shares of common stock. As discussed in Note 2, on October 31, 2005 we acquired our Predecessor company. As of December 31, 2006 and December 31, 2005, we had 15,951,501 and 12,150,001 shares issued and outstanding, respectively.

At December 31, 2006 and 2005, we included 921,706 and 790,985 shares of common stock held by members of management, respectively, in Redeemable common stock in the mezzanine section of the Consolidated Balance Sheets. The amounts reflected in Redeemable common stock with respect to these shares at December 31, 2006 and 2005 were $9,217 and $7,910, respectively. Agreements related to these shares of stock contain redemption provisions that require us to repurchase the stock at fair market value in the event the holder’s employment is terminated due to death or disability.

In addition, at December 31, 2006, there were 10,000 shares of unvested restricted stock containing a redemption provision similar to the provisions described above. The company reclassified 3% (totaling $3) of the $91 grant date fair value of the restricted stock award to the mezzanine section of the Consolidated Balance Sheets for the year ended December 31, 2006. Additionally, there was a corresponding reduction to Additional paid-in capital for the year ended December 31, 2006.

In connection with the North American Green acquisition in September 2004, the Predecessor company issued 623,034 shares of common stock for cash and 87,916 shares for exchange securities at $4.51 per share. In addition, the Predecessor company issued 65,000 shares of restricted common stock for a purchase price of $0.02 per share to North American Green management and employees. At the time of issuance, such shares had a fair value of $4.51 per share, and the Predecessor company recorded deferred compensation of $292 that was being expensed over the five-year vesting terms of the restricted common stock.

During 2004, our Predecessor company issued 185,750 shares of restricted common stock to management and employees for a purchase price of $0.02 per share. The common stock rose in value during 2004 from $0.02 per share to $4.98 per share, as determined by its board of directors, and certain of the issuances resulted in deferred compensation of $515 that was to be expensed over the five-year vesting terms of the restricted common stock. Our Predecessor company amortized $135 during the ten months ended October 31, 2005 and $94 during the year ended December 31, 2004 as compensation expense for these awards and the awards issued to North American Green management and employees as noted above. The restricted common stock became fully vested and was rolled over in connection with the Tensar Acquisition. The vested portion of the fair value on grant date has been reflected in the mezzanine section of the Consolidated Balance Sheets pursuant to Accounting Series Release (ASR) No. 268 because the stock contained a contingent repurchase provision, outside the control of the employee and the employer (repurchase upon service termination due to death or disability of employee).

We also had 484,500 shares of puttable common stock which was issued in December 2000 and was redeemable at fair value by the holder upon the occurrence of certain events. Additionally, the previous CEO of the Geopier business received 151,368 puttable common stock at the time of the Predecessor company acquisition of his company in July 2002. These shares were redeemable by the holder at $0.02 per share upon the occurrence of certain events and the put never became exercisable. Due to the put feature outside the control of the Predecessor company, these shares were reflected in the mezzanine section of the Consolidated Balance Sheets, pursuant to ASR No. 268. All of the puttable common stock was put back to our Predecessor Company and were redeemed upon the acquisition of our Predecessor.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Senior Redeemable Preferred Stock and Related Warrants

Prior to their redemption during 2004, our Predecessor company had 14,500 shares of Senior Redeemable Preferred Stock with $0.01 par value and $1,000 liquidation value per share outstanding. The Senior Redeemable Preferred Stock was senior to all other equity securities and was entitled to receive cumulative dividends at a rate of 13% of liquidation value in preference to the payment of dividends on all junior securities, as declared by the board of directors. Dividends were fully cumulative, whether or not declared, and accrued at an annual rate of 13%. The shares were redeemable at the option of our board of directors at any time for the liquidation value plus accumulated and unpaid dividends and were immediately redeemable the earlier of January 1, 2009 or a public offering in which junior securities were sold. The Senior Redeemable Preferred Stock is redeemed at the option of the holders to us at the liquidation value plus accumulated and unpaid dividends under certain circumstances, including a change in ownership, recapitalization or reorganization of us. In April 2004, 13,569 shares were redeemed for $20,618 and in December 2004, the remaining 931 shares were redeemed for $1,532. These amounts represented the aggregate liquidation value plus all accumulated and unpaid dividends.

The Senior Redeemable Preferred Stock, which had a date certain redemption requirement, was reclassified as a liability upon adoption of SFAS No. 150 on July 1, 2003. In the last six months of 2003 and all of 2004, accrued dividends were recorded as a charge to the Consolidated Statement of Operations totaling $1,259 and $1,006 during these periods, respectively. Prior to the adoption of SFAS No. 150, our Predecessor company reflected the Senior Redeemable Preferred Stock outside permanent equity in the mezzanine section of the Consolidated Balance Sheets, and dividends were reflected as a reduction of equity.

In connection with issuance of the Senior Redeemable Preferred Stock, holders received Series A, B, C and D Warrants to purchase common stock. The Series A and C Warrants were exercisable for 337,500 and 37,500 shares, respectively, of common stock at $0.01 per share in whole or in part at any time prior to December 6, 2020. Our Predecessor company allocated $7 to these warrants, based on their relative fair value. The Series A and C Warrants were redeemed in connection with the Tensar Acquisition. The Series B and D Warrants to purchase 337,500 and 37,500 shares, respectively, of common stock were only exercisable if certain conditions were met by the earlier of the date of a liquidity event, as defined, or December 31, 2005. Such conditions were not met and the Series B and D Warrants expired.

Class A-1 Redeemable Preferred Stock

Prior to their redemption during 2004, our Predecessor company had 2,830,474 shares of Class A-1 Redeemable Preferred Stock and options to purchase 203,630 shares of Class A-1 Redeemable Preferred Stock outstanding. Each share of the Class A-1 Redeemable Preferred Stock was entitled to receive cumulative dividends at the rate of 8% of liquidation value ($16.496 per share). In December 2004, all outstanding Class A-1 Redeemable Preferred Stock and options were redeemed for $64,168, which was the aggregate liquidation value plus all accumulated and unpaid dividends.

Upon an initial public offering in which at least 30% of the common stock was sold, the Class A-1 Redeemable Preferred Stock was to be immediately redeemed at its liquidation value plus accumulated and unpaid dividends. The Class A-1 Redeemable Preferred Stock was redeemable at any time by our Predecessor company’s board of directors at the liquidation value (plus all accumulated and unpaid dividends) and was redeemable by the holder upon a greater than 50% change in ownership, a recapitalization or a reorganization, if the junior security holders received payments for their shares. Our Predecessor company incurred $2,877 of issuance costs relating to the Class A-1 Redeemable Preferred Stock and was accreting this amount as a charge to accumulated deficit, to adjust the Class A-1 Redeemable Preferred Stock to its face value of $16.496 per share. The remaining balance of $1,551 was fully accreted in connection with the 2004 redemptions. At the same time, options to acquire Class A-2 Redeemable Preferred Stock were also redeemed (See Note 11).

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Class A-1 Redeemable Preferred Stock and options once vested, due to a contingent redemption feature outside our Predecessor company’s control, were reflected outside permanent equity in the mezzanine section of the Consolidated Balance Sheets until fully redeemed in December 2004.

Class A-2 Redeemable Preferred Stock

On September 24, 2004, our Predecessor company authorized 1,000,000 shares of Class A-2 Redeemable Preferred Stock, $0.01 par value, of which 623,034 shares were issued for cash and 87,916 shares were issued for exchange of securities in connection with the acquisition of NAG. The shares were issued at a value of $16.496 per share. In addition, options for 145,948 shares of Class A-2 Redeemable Preferred Stock were issued to the management of our Predecessor company with an exercise price of $16.496 per share. The liquidation value of the Class A-2 Redeemable Preferred Stock was $21.00 per share. Each share and option was entitled to receive cumulative dividends at 8% of the $16.496 liquidation value. Accrued dividends at December 31, 2004 totaled $307. Upon an initial public offering in which at least 30% of the common stock was sold, the Class A-2 Redeemable Preferred Stock would be immediately redeemed at its liquidation value plus accumulated and unpaid dividends. The Class A-2 Redeemable Preferred Stock was redeemable at any time by the board of directors at the liquidation value (plus all accumulated and unpaid dividends) and was redeemable by the holder upon a greater than 50% change in ownership, a recapitalization or a reorganization, or if the junior security holders received payments for their shares.

The Class A-2 Redeemable Preferred Stock, due to the contingent redemption feature outside our Predecessor company’s control, was reflected outside permanent equity in the mezzanine section of the Consolidated Balance Sheets, and was not accreted to liquidation value until the contingent event became probable on October 31,2005. In connection with the Tensar Acquisition, all of the outstanding shares of Class A-2 Redeemable Preferred Stock were redeemed for approximately $15,963. At the same time, options to acquire Class A-2 Redeemable Preferred Stock were also redeemed (See Note 11).

Class B-1 Redeemable Convertible Preferred Stock

In connection with the Tensar Acquisition, all of the outstanding shares of Class B-1 Redeemable Convertible Preferred Stock, which had been issued as an incentive to management, were redeemed at the liquidation value of approximately $8. Due to a contingent repurchase feature outside employee and employer control (death or disability of employee), the Class B-1 Redeemable Convertible Preferred Stock was reflected outside permanent equity in the mezzanine section of the Consolidated Balance Sheets.

Management Loans

Our Predecessor company, from time to time, in connection with the employment of certain key management, issued restricted shares or provided tax loans in exchange for Loan and Security Agreements or Promissory Notes. The loans were transferred to our Successor company on the October 31, 2005 acquisition date. These agreements typically have a maturity date of 5 to 10 years and will become due prior to maturity upon certain events including a liquidity event for any securities of ours held by the employee or the termination of the employee’s employment with us for any reason. We had $174 of such loans outstanding as of December 31, 2006 and December 31, 2005, which are included in Notes receivable from officers in the Consolidated Balance Sheets.

In connection with our acquisition of TGL, certain executive officers and employees purchased shares with funds from interest-free loans totaling $3,000 made by our majority stockholder in order to prevent those executive officers and employees from being substantially diluted as stockholders. The loans are due in full June 23, 2013. The terms of these loans may also be accelerated upon the completion of an initial public offering, a change of control or if the employee terminates employment with us. The employees pledged 100% of their purchased shares as collateral for the loans.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

We have recorded compensation expense and additional paid in capital for the interest-free loan benefits totaling $139 in 2006.

11.	Stock-based Compensation

Effective October 31, 2005, our board of directors approved the Tensar Holdings, Inc. 2005 Stock Incentive Plan, as subsequently amended (the 2005 Plan). The 2005 Plan provides for the issuance of up to 2,632,206 shares of our common stock for nonqualified or incentive stock options and restricted stock. Options granted under the 2005 Plan have a ten or twenty year term, generally vest ratably over four years and are exercisable immediately upon vesting.

Immediately prior to the Tensar Acquisition, options that had been granted by our Predecessor company to acquire 145,948 shares of Class A-2 Preferred Stock and 145,948 shares of common stock were outstanding. These options were redeemed in connection with the Tensar Acquisition. The total redemption value paid for the options to acquire Class A-2 Preferred Stock and for the options to acquire common stock was approximately $5,165 and is a component of the Acquisition and other related expenses in our Consolidated Statement of Operations for the ten months ended October 31, 2005.

Stock option awards provide our executive officers and employees with the right to purchase our common stock at a fixed exercise price, subject to continuous service to us and generally vest 20% to 25% per year on the anniversary date of the grant. Restricted stock awards are grants of shares of our common stock to executives and employees, which, subject to continuous service with us, generally vest 20% to 25% per year on the anniversary date of the grant. Restricted stock awards may be granted for no consideration or for such consideration as our board determines.

Our board of directors determines the exercise price of each stock option granted under our 2005 Plan based on the fair market value of our common stock on the date of grant. In determining the fair market value of our stock, we have considered the price of our stock in arm’s length transactions. The stock options we granted in 2005 and early 2006 were all made at an exercise price of $10.00 per share.

The option agreement under which the grants under the 2005 plan are made also contains a tax reimbursement clause applicable to grants of non-qualified stock options. Pursuant to this clause, when we issue non-qualified stock option awards to our employees, we provide the employee with the cash necessary to pay certain taxes on the non-qualified awards. Historically, we had granted incentive stock options to our employees. This clause was in effect in the Predecessor company option plan, but not required to be reflected as a liability until our adoption of SFAS No. 123(R) in November 2005.

The assumptions used in the Black-Scholes pricing model for grants in the year ended December 31, 2006 and the two months ended December 31, 2005 are as follows:

	Year Ended	Two Months Ended
	December 31, 2006	December 31, 2005

Expected volatility	35%	30%
Expected life of option (in years)	6.25	4.0
Risk-free interest rate range	4.29-5.21%	4.4%
Expected dividend yield on stock	—%	—%
Weighted-average fair value per option	$3.73	$3.06

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions, including the expected stock price volatility. Our options have characteristics significantly different from those of similar traded options, and changes in the subjective input can materially affect the fair value estimate. Expected volatility is based on the historical volatility of comparable

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

companies to our common stock. The expected life of the options represents the period of time that we expect the options granted to be outstanding. The risk-free rate is based on the expected yield of the option over the period during its contractual life.

Below is our options activity for the year ended December 31, 2006 and the two months ended December 31, 2005:

			Weighted Average
			Remaining
		Weighted Average	Contractual
	Shares	Exercise Price	Term (Years)

Options outstanding at November 1, 2005
Granted	1,215,000	$10.00	8.96
Exercised	—
Forfeited	—
Expired	—

Options outstanding at December 31, 2005	1,215,000	$10.00	8.96
Granted	447,550	$10.00	9.51
Exercised	—
Forfeited	(188,800)	$10.00	8.96
Expired	—

Options outstanding at December 31, 2006	1,473,750	$10.00	9.12

Options exercisable at December 31, 2006	256,752	$10.00	8.96

Options exercisable had no intrinsic value as of December 31, 2006.

The total Black-Scholes value of shares vested during the year ended December 31, 2006 and the two months ended December 31, 2005 was $786 and $0, respectively. For the year ended December 31, 2006 and the two months ended December 31, 2005, we recognized $970 and $31, respectively, of stock-based compensation expense in General and administrative expenses and $454 and $0, respectively, of tax benefits related to stock options granted under the 2005 Plan which were subject to SFAS No. 123(R). As of December 31, 2006, there was $3,697 of unrecognized stock-based compensation expense related to these options. The future expense of these unearned stock-based compensation costs will be $1,175 in 2007; $1,175 in 2008; $1,142 in 2009, and $205 in 2010.

Many of the option agreements under which grants under the 2005 Plan were made also contain tax reimbursement clauses applicable to grants of non-qualified stock options. Historically, we had granted incentive stock options to our employees. This clause was in effect in the Predecessor company option plan, but it was not required to be reflected as a liability until our adoption of SFAS No. 123(R) in November 2005.

•	For some options, this clause states that upon an employee’s exercise of the options, we will provide the employee with a payment to reimburse him or her for the difference between the federal ordinary income tax rates and the federal long-term capital gains tax rates. This tax-spread payment will also be grossed-up for federal and state income taxes. If the employee is terminated for cause or resigns within 180 days of receipt of the tax-spread payment, the employee must reimburse us the full amount of the payment. This clause applies to 1,220,500 stock options outstanding as of June 30, 2007.

•	For other options, the tax spread payment would only be paid if the option is exercised in connection with and immediately prior to a change of control, as defined in the 2005 Plan. This clause applies to 276,000 stock options outstanding as of June 30, 2007.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

•	For other options, the clause states that the amount and timing of the tax spread payment is at our discretion. This clause applies to 12,500 stock options outstanding as of June 30, 2007.

The liability recorded by us at December 31, 2006 and December 31, 2005 associated with the estimated payments we will make was $263 and $12, respectively and is included in Other non-current liabilities. The liability will be marked to fair value at each reporting date, and we will record compensation expense over the requisite service period. As of December 31, 2006, there was $921 of unrecognized compensation expense related to this liability. The future expense of these unrecognized costs will be revalued as of each reporting date based on the fair value of our stock.

For the year ended December 31, 2006, we recognized $3 of stock-based compensation expense, based upon the stated vesting period, and $1 of tax benefits related to restricted share grants totaling 10,000 shares. As of December 31, 2006, there was $88 of unearned stock-based compensation expense related to the restricted share grants. The future amortization of the unearned stock-based compensation costs will be $36 in 2007; $36 in 2008, and $16 in 2009. As these restricted share grants vest, they will be reclassified to temporary equity.

Upon death, disability or termination without cause, we may elect to repurchase the underlying securities issued under the Plan at fair market value within two years.

12.	Commitments and Contingencies

Lease Commitments

We have operating leases covering manufacturing and warehouse facilities, sales offices, office facilities, and equipment with varying expiration dates. Our rent expense was $1,534 and $195 for the year ended December 31, 2006 and the two months ended December 31, 2005, respectively. Rent expense for our Predecessor company was $951 and $784 for the ten months ended October 31, 2005 and the year ended December 31, 2004, respectively.

Future minimum lease payments at December 31, 2006 under these non-cancelable leases are as follows:

Year Ended December 31,
2007	$1,715
2008	1,591
2009	1,512
2010	1,358
2011	752
Thereafter	373

$7,301

Purchase Commitments

As of December 31, 2006 and 2005, we had outstanding commitments of approximately $969 and $14,300, respectively, for capital expenditures related to the addition of a second geogrid manufacturing line to our facility in Morrow, Georgia. This project began during 2005 and is expected to be completed during the second quarter of 2007. The total cost of the project is expected to be approximately $16,000, $12,374 of which had been incurred at December 31, 2006.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Legal Matters

We are subject to the U.S. Foreign Corrupt Practices Act (FCPA), which prohibits people or companies subject to United States jurisdiction from engaging in bribery or other prohibited payments to foreign officials for the purposes of obtaining or retaining business or gaining an unfair business advantage. In addition, we are subject to anti-corruption legislation in other jurisdictions in which we and our subsidiaries do business, such as the United Kingdom. We are aware of approximately $45 in payments made by foreign TGL subsidiaries to foreign officials in China and the United Arab Emirates subsequent to our June 2006 acquisition of TGL. These payments may have violated the FCPA or other anti-corruption legislation in foreign jurisdictions. Further liabilities may emerge under anti-corruption legislation of foreign jurisdictions for the activities of the foreign TGL subsidiaries prior to the June 2006 acquisition.

In August 2006, while reviewing our internal controls and our legal compliance procedures with TGL’s finance and accounting departments as part of our integration of the TGL business, TGL identified past payments made by its foreign subsidiaries to foreign officials. In response, in January 2007 we engaged independent counsel to conduct an internal investigation of potential FCPA violations. Following the internal investigation, on July 26, 2007, we voluntarily disclosed to the United States Department of Justice (DOJ) the factual information obtained during the investigation. DOJ is currently reviewing our findings and conducting its own assessment of the situation. We cannot predict the ultimate outcome of DOJ’s assessment regarding the payments, nor can we predict whether DOJ or other U.S. or foreign governmental authorities will initiate investigations or the potential scope, duration or consequences of any such investigations. The outcome of DOJ’s assessment and any related investigations or other actions taken by DOJ or other U.S. or foreign governmental authorities could include the institution of administrative, civil injunctive or criminal proceedings, the imposition of fines and other penalties and sanctions, restitution, debarment from participating in government contracts, modifications to business practices and compliance programs, and the imposition of a compliance monitor. One or more protracted investigations could impose very substantial costs and distractions, regardless of its outcome. It is not possible to accurately predict at this time when matters relating to DOJ’s assessment will be completed, the final outcome of the assessment or what if any actions may be taken by the DOJ or by other U.S. or foreign governmental authorities. Any such actions could have a material adverse effect on our business, financial condition and results of operations.

In 2003 our uniaxial geogrid and connectors were sold to and installed by third parties in a series of retaining walls constructed along three overpasses which were part of a new private toll road being built outside Panama City in the Republic of Panama. The toll road concessionaire, builder and operator, and the purchaser of our materials, was PYCSA Panama S.A. and/or its affiliate Constructuro Vial S.A. (collectively referred to as PYCSA). Due to various right-of-way disputes and other issues unrelated to us, the overpasses and walls were erected but then further construction ceased for several months during the Panama rainy season. The backfill area behind the walls where the geogrid reinforcement zone was located was supposed to be paved over by PYCSA but was left exposed to rain and other environmental conditions during the several month interruption in construction. One wall eventually suffered a partial collapse, and falling concrete blocks killed three children playing near the structure during a heavy rainstorm. PYCSA settled with the families of the deceased for an estimated total amount of $300, and we believe the Panamanian government also assessed a fine against PYCSA in connection with the incident. The Panamanian government also convened a special investigation panel that issued a public report essentially blaming the incident on poor construction practices and project management by PYCSA. PYCSA filed a lawsuit in the U.S. District Court for the Southern District of Florida, Miami Division, styled PYCSA Panama S.A. v. Tensar Earth Technologies Inc., in which PYCSA alleges counts of strict product liability, negligence, and negligent retention and supervision against us and seeks unspecified damages for the cost of removing and rebuilding with an alternative system the retaining walls at the three overpasses, injury to PYCSA’s reputation, delay damages, lost profits and other damages, together with interest, costs and attorney’s fees. We have denied liability and intend to vigorously

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

defend ourselves in this and any other related litigation. Our products liability and professional liability insurance carriers are defending the claim on our behalf, and on July 5, 2007 notified us that they have reserved their rights with respect to coverage on certain of the plaintiff’s allegations in the lawsuit. We do not believe that the outcome of any such litigation would have a material adverse effect upon our financial condition or results of operations and have not provided for any uninsured loss in our financial statements; however, it is possible that the ultimate outcome could have such a material adverse effect.

13.	Derivative Financial Instruments

Our earnings, as a result of our global operating and financing activities, are exposed to changes in foreign currency exchange rates, which may adversely affect our results of operations and financial position. In the normal course of business, we do not hedge the effects of foreign exchange rates fluctuations on the translation of our foreign results of operations or financial position.

In connection with our acquisition of TGL, the purchase price was denominated in British Pounds (GBP). To minimize foreign exchange risk on the GBP denominated purchase price, we entered into a forward currency swap contract on May 15, 2006 to hedge a portion of the purchase price. The loss on the forward currency swap of approximately $3,011 is included in Gain on foreign exchange, net in the Consolidated Statements of Operations for the year ended December 31, 2006.

Also, in connection with our acquisition of TGL, a portion of the U.S. dollar financing was placed with the international operations which have functional currencies other than the U.S. dollar. In seeking to minimize the risks and/or costs associated with foreign exchange risk on interest and principal payments on the borrowing, we entered into a cross-currency swap contract at the date of our acquisition and financing that extends through October 31, 2012. The cross-currency swap is a fair value derivative under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The contract is marked-to-market through income (loss) at the same time that the debt is remeasured through income (loss). The market value of the cross-currency swap is reflected in our Consolidated Balance Sheets, as is the value of the underlying debt. The cross-currency swap had a notional value of approximately $80,000 and a fair value liability of approximately $7,521 included in Cross-currency swap liability on the Consolidated Balance Sheets as of December 31, 2006. The loss on the cross-currency swap for the year ended December 31, 2006 of $7,521 is included in the Consolidated Statements of Operations. Changes in the fair value of the forward currency swap are offset by changes in the underlying borrowings. For the year ended December 31, 2006, a gain of $5,841 is reflected in Gain on foreign exchange, net in the Consolidated Statements of Operations.

We are exposed to changes in interest rates. The First Lien Credit Facility and the Senior Secured Term Notes issued in connection with our acquisitions of our Predecessor company and TGL are variable-rate obligations. Interest rate changes generally do not affect the market value of such debt but do impact the amount of our interest payments and future earnings and cash flows, assuming other factors are held constant. On December 31, 2006, we had variable-rate debt of approximately $310,153.

We are a party to interest rate caps expiring at various dates through October 2009 for the purpose of protecting a portion of the variable-rate debt outstanding, at any given time, based on 3-month LIBOR with strike rates ranging from 5.0% to 6.25% for notional principal amounts aggregating $211,100 and $56,600 as of December 31, 2006 and 2005, respectively. In accordance with SFAS No. 133, at December 31, 2006 the fair value of the cap agreements is included in both Other current assets and Other non-current assets in the amount of $88 and $757, respectively. At December 31, 2005 the fair value of the cap agreements is included in Other non-current assets in the amount of $71. Such cap agreements do not qualify for hedge accounting and, accordingly, changes in market value impact our results of operations. We recorded the decrease in fair value of $184 and $41 to Other income (expense), net during the year ended December 31, 2006 and the two months ended December 31, 2005, respectively. Our Predecessor company recorded the decrease in fair

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

value of $47 and $294 to Other income (expense), net during the ten months ended October 31, 2005 and for the year ended December 31, 2004, respectively.

During 2004 and through October 31, 2005, our Predecessor company was a party to a $10,000 notional principal interest rate swap that effectively converted a portion of the variable interest payments due on certain debt to fixed payments at 5.47%. Although the interest rate swap was to expire in September 2006, our Predecessor company settled it on October 31, 2005 with the payment of its fair value at that time of $91. As a result of low interest rates, the swap required additional interest payments of $197 during the period from January 1 to October 31, 2005 and $408 for the year ended December 31, 2004. As of December 31, 2004 and 2003, the net carrying value of the cap agreements is included in Prepaid expenses and other current assets in the amount of $459 and $161, respectively.

In addition, we were a party to interest rate caps through September 2007 based on 3-month LIBOR with strike rates ranging from 4.0% to 5.0% for notional principal amounts aggregating $52,500 at December 31, 2004. During 2004, $294 of additional expense has been recorded related to the change in fair value of the cap agreements.

14.	Income Taxes

Our effective income tax provision differs from the amount calculated using the statutory U.S. federal income tax rate, principally due to the following:

Percentage of Income Before Taxes

	Successor Company		Predecessor Company
		Two Months	Ten Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	October 31,	December 31,
	2006	2005	2005	2004
Statutory U.S. federal income tax	(34.0)%	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal	(5.6)%	(3.9)%	(4.0)%	(4.0)%
Foreign tax differential	—	—	—	—
Change in valuation allowance	(3.0)%	—	—	—
Effect of SFAS No. 150 interest expense	—	—	—	(15.1)%
Rate impact of nondeductible change in fair value of warrants with put options	—	—	51.0%	(26.5)%
Predecessor company related acquisition costs deductible by Company	—	—	(29.4)%	—
Other	1.9%	—	1.5%	—
Permanent	1.4%	0.4%	0.2%	4.3%

Effective income tax benefit	(39.3)%	(37.5)%	(14.7)%	(75.3)%

Deferred taxes have not been provided for unremitted earnings of the foreign subsidiaries in our financial statements at December 31, 2006 as no tax liability would arise upon repatriation of the earnings.

We had federal and state net operating loss carry-forwards (NOLs) of $2,761 and $9,043, respectively as of December 31, 2006. We had federal and state NOLs of $3,145 and $9,927, respectively as of December 31, 2005. These NOLs expire at various dates through 2026. We also had foreign NOLs of $4,735 at December 31, 2006. At this time, our management believes that, based on a number of factors, it is more likely than not that these losses will be utilized before they expire, and thus no valuation allowance has been established.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

We established a valuation allowance for capital loss carry-forwards of $573. Because capital losses are available only against capital gains, we believe at this time that it is more likely than not that the carry-forwards will not be utilized before they expire.

Additionally, we have contingent liabilities related to tax uncertainties arising in the ordinary course of business. We periodically assess our contingent liabilities in connection with these uncertainties based on the latest information available. For those uncertainties where it is probable that a loss has occurred and the loss or range of loss can be reasonably estimated, a liability is recognized in the financial statements.

The Income tax provision includes federal and state income taxes currently payable and those deferred or prepaid because of temporary differences between financial statement and tax bases of assets and liabilities. We record income taxes under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws.

The Income tax benefit consisted of the following:

	Successor Company		Predecessor Company
		Two Months	Ten Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	October 31,	December 31,
	2006	2005	2005	2004
Current
Federal	$(339)	$511	$2,137	$1,692
State	216	97	440	319
Foreign	(3,769)	—	—	—

Total current	(3,892)	608	2,577	2,011

Deferred
Federal	5,475	1,506	(1,107)	638
State	1,258	177	(130)	68
Foreign	1,963	—	—

Total deferred	8,696	1,683	(1,237)	706

Income tax benefit	$4,804	$2,291	$1,340	$2,717

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The net deferred tax asset and liability recognized in the Consolidated Balance Sheets consisted of the following:

	December 31,
	2006	2005

Deferred tax assets:
Inventories	$389	$126
Derivatives	2,928	—
Stock compensation	455	—
Net operating loss carryforward-domestic	1,300	1,636
Net operating loss carryforward-foreign	1,366	—
Alternative Minimum Tax credit carryforward	152	—
Capital loss carryforward	573	936
Transaction costs	1,017	710
Accrued expenses and other	1,770	397

Total deferred tax assets	9,950	3,805
Valuation allowance for capital loss carryforward	(573)	(936)

Total net deferred tax assets	9,377	2,869

Deferred tax liabilities:
Property, plant and equipment	(11,579)	(8,817)
Pensions	(470)	—
Intangible assets	(77,699)	(71,974)

Total deferred tax liabilities	(89,748)	(80,791)

Net deferred tax liability	$(80,371)	$(77,922)

15.	Loss per share

Basic loss per share attributable to our common stock is determined based on losses for the period divided by the weighted average number of shares of common stock outstanding during the period.

Diluted loss per share attributable to our common stock is determined based on the weighted average number of our common and potentially dilutive shares outstanding during the period. Potentially dilutive shares consist of the incremental common shares issuable upon the exercise of outstanding stock options and unvested restricted stock using the treasury stock method. The treasury stock method calculates the dilutive effect for only those stock options for which the sum of proceeds, including unrecognized compensation and any windfall tax benefits, is less than the average stock price during the period presented. Potentially dilutive shares are excluded from the computation of net loss per share if their effect is anti-dilutive.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the computation of basic and diluted net loss per share:

			Predecessor Company
	Successor Company		Ten Month
	Year Ended	Two Months Ended	Ended	Year Ended
	December 31,	December 31,	October 31,	December 31,
	2006	2005	2005	2004
Net loss from continuing operations available to common stockholders	$(7,435)	$(3,817)	$(12,159)	$(4,612)
Net income (loss) from discontinued operations, net	—	—	453	(1,177)

Net loss available to common stockholders	$(7,435)	$(3,817)	$(11,706)	$(5,789)

Basic per share information:
Net loss from continuing operations available	$(0.53)	$(0.31)	$(2.55)	$(1.16)
Net income (loss) from discontinued	—	—	0.10	(0.30)

Net loss available to common stockholders	$(0.53)	$(0.31)	$(2.45)	$(1.46)

Basic weighted average common shares	14,139,279	12,150,001	4,764,968	3,961,679

Diluted per share information:
Net loss from continuing operations available	$(0.53)	$(0.31)	$(2.55)	$(1.16)
Net income (loss) from discontinued	—	—	0.10	(0.30)

Net loss available to common stockholders	$(0.53)	$(0.31)	$(2.45)	$(1.46)

Diluted weighted average common shares	14,139,279	12,150,001	4,764,968	3,961,679

Employee stock options and unvested unrestricted stock totaling 1,279,914, 318,066, 374,409, and 237,578 for the year ended December 31, 2006, the two months ended December 31, 2005, the ten months ended October 31, 2005, and the year ended December 31, 2004, respectively, were not included in the diluted weighted average shares calculation because the effects of these securities were anti-dilutive. In addition, warrants totaling 375,000 for the ten months ended October 31, 2005 and the year ended December 31, 2004, respectively, were not included in the diluted weighted average shares calculation because the effects of these securities were anti-dilutive. For the ten months ended October, 31, 2005 and the year ended December 31, 2004, 75,719 and 79,200 class B-1 redeemable convertible preferred stock were not included in the diluted weighted average shares calculation because the effects of these securities were anti-dilutive.

16.	Retirement Benefits

Defined Contribution Plans

We have defined contribution plans (the Plans) whereby our eligible employees may contribute up to 50% of their pay subject to the maximum amount of tax-deferred contributions allowed by the Internal Revenue Code. We match 50% to 100% of an employee’s contribution, depending on the employee’s length of service, up to a maximum of 7% of the employee’s annual base compensation. Our total contributions to the Plans for the year ended December 31, 2006, the two months ended December 31, 2005, the ten months ended October 31, 2005 and the year ended December 31, 2004 were $509, $100, $436 and $479, respectively.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Defined Benefit Plans

As part of our acquisition of TGL on June 23, 2006, we assumed The Tensar Group Limited Pension Plan in the United Kingdom, which we refer to as the U.K. Pension Plan. The U.K. Pension Plan provides retirement benefit payments for the lives of participating retired employees and their spouses. We determined the funding costs of the U.K. Pension Plan as of our acquisition date using the most recent triennial actuarial valuation. We had an actuarial valuation performed as of June 23, 2006 and as of December 31, 2006 for the purpose of determining the service cost expense for the year ended December 31, 2006. The projected unit credit method is used to determine our pension cost for financial accounting purposes.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). Among other things, SFAS No. 158 requires companies to prospectively recognize a net liability or asset and to report the funded status of their defined-benefit pension and other postretirement benefit plans on their balance sheets, with an offsetting adjustment to accumulated other comprehensive income. We adopted the provisions of SFAS No. 158 for the year ended December 31, 2006, and the effect was included in our Consolidated Balance Sheets.

Adjustments made to our recorded assets and liabilities at December 31, 2006, upon adoption of SFAS No. 158, were as follows:

			Balance at
	Before	SFAS No. 158	December 31,
	SFAS No. 158	Adjustments	2006

Liability for pension benefits	$7,774	$(4,669)	$3,105
Deferred income tax liability	82,476	1,401	83,877
Total liabilities, net	518,443	(3,268)	515,175
Accumulated other comprehensive income, net of tax of $1,401	3,523	3,268	6,791
Total Stockholders’ Equity	143,535	3,268	146,803

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Changes in the projected benefit obligation and fair value of plan assets, and the funded status of our defined benefit pension plans were as follows:

Changes in projected benefit obligation:
Projected benefit obligation at June 23, 2006	$67,068
Service cost	539
Interest cost	1,741
Participant contributions	231
Actuarial (gain) loss, net	1,317
Foreign currency exchange	4,479
Benefit payments	(1,578)

Projected benefit obligation at December 31, 2006	$73,797
Changes in fair value of plan assets:
Fair value of plan assets at June 23, 2006	$59,271
Actual return on plan assets	8,044
Foreign currency exchange	4,048
Company contributions	676
Participant contributions	231
Benefit payments	(1,578)

Fair value of plan assets at December 31, 2006	$70,692

Funded status at December 31, 2006	$3,105

Net liability at December 31, 2006	$3,105

Amounts in Accumulated other comprehensive income before income taxes were as follows:

December 31,
2006

Adoption of FASB Statement No. 158	$4,669

We do not expect to recognize any of the amounts included in Accumulated other comprehensive income as part of net periodic benefit cost for the year ending December 31, 2007.

Information for defined benefit pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

December 31,
2006

Projected benefit obligation	$73,797
Accumulated benefit obligation	$68,322
Fair value of plan assets	$70,692

The projected benefit obligation was in excess of plan assets for our qualified defined benefit pension plans at December 31, 2006.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Net periodic pension cost for our defined benefit pension plans was as follows:

December 31,
2006

Service cost	$539
Interest cost	1,741
Expected return on plan assets	(2,218)

Net periodic pension cost	$62

Our qualified defined benefit pension plan weighted average asset allocation, which is based upon fair value, was as follows:

December 31,
2006

Equity securities	89.7%
Debt securities	5.3%
Other	5.0%

Total	100.0%

The investment objectives of our qualified defined benefit pension plans are:

•	to earn a return, net of fees, greater than or equal to the expected long-term rate of return on plan assets;

•	to diversify the portfolio among various asset classes with the goal of reducing volatility of return and reducing principal risk; and

•	to maintain liquidity sufficient to meet Plan obligations.

Long-term target allocations are: equity securities (85%), debt securities (5%) and other investments (10%).

Major assumptions used in accounting for our defined benefit pension plans were primarily as follows:

December 31,
2006

Discount rate for obligations	5.1%
Expected return on plan assets	7.3%
Rate of compensation increase	3.9%
Discount rate for net periodic pension cost	2.9%

The discount rate for obligations was based on AA rated corporate bond yields obtained from the UBS Warburg website. The rate used is the iBoxx over 15 year AA-rated corporate bonds index which in the plan Actuary’s view, gives a yield which is within an acceptable range for the discount rate.

To develop the expected long-term rate of return on assets assumption, we considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the actual asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of the 7.32% assumption for the fiscal period from June 23, 2006 to December 31, 2006.

We expect to contribute $1,072 to the U.K. Pension Plan in 2007.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

At December 31, 2006, the benefits expected to be paid in each of the next five years, and in aggregate for the five years thereafter, relating to the U.K. Pension Plan, were as follows:

2007	$2,032
2008	$2,034
2009	$2,198
2010	$2,878
2011	$3,336
2012-2016	$20,768

17.	Related Party Transactions

Under a management agreement with an affiliate of our majority stockholder, we are obligated to pay an annual management fee of $1,000. The management fee is payable quarterly in arrears. We expensed $1,000 and $167 for the year ended December 31, 2006 and for the two months ended December 31, 2005, respectively, for management fees under this agreement which is included in General and administrative expenses in the Consolidated Statements of Operations.

Under a management agreement with an affiliate of our majority stockholder, our Predecessor company paid (and expensed each year) an annual management fee of $400. Pursuant to the terms of the management agreement, our Predecessor company paid $653 to the investor in connection with the acquisition of NAG which was included as part of the acquisition costs.

In connection with the acquisition of NAG, our Predecessor company entered into leases with the former majority stockholder of NAG for a manufacturing and warehouse facility and office space located in Poseyville, Indiana. This individual was a stockholder of our Predecessor company. During the two months ended December 31, 2005, we paid $100 under the leases. Our Predecessor company paid $498 and $145 under the leases during the ten months ended October 31, 2005 and from the date of acquisition in September 2004 to December 31, 2004, respectively. We have a purchase option and renewal rights under the manufacturing and warehouse facility lease.

18.	Subsequent Event

Effective January 1, 2007, we established a Supplemental Executive Retirement Plan (SERP) for certain key executive officers. The SERP is intended to constitute a nonqualified deferred compensation plan which, in accordance with applicable ERISA sections, is designed to provide a means to attract and retain key executive officers in our essential management positions. The SERP is also intended to comply with Section 409(A) of the Internal Revenue Code of 1986. The SERP provides for compensation in the form of supplemental retirement income in amounts reasonably related to the compensation and service of our executive officers in key high level positions. The SERP gives the executive officers an incentive, in terms of economic security, which is comparable to those offered by other prospective employers who are or may be in the future competing for their services. As of the date of the adoption of the plan, there were five executives approved by our board of directors to participate in the SERP. We funded $1,061 at the date of the establishment of the SERP.

19.	Reportable Segments

We report our operating results in three reportable segments, Earth Reinforcement Solutions, Foundation Improvement Solutions and Environmental Site Solutions.

Earth Reinforcement Solutions (ERS).  ERS, our largest reportable segment, develops and manufactures innovative products that are used for earth reinforcement in transportation, commercial and industrial

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

construction. Our principal ERS products are structural geogrids, which are highly-engineered polymer based grids primarily used to reinforce the aggregate layer under roadways and building foundations, stabilize soft soil and construct steep slopes and retaining walls that create additional land for site development. Our products are also used in landfill expansion, mining and marine erosion control applications.

Environmental Site Solutions (ESS).  ESS develops and manufactures products used to provide erosion and sediment control and promote vegetation growth after construction. Our principal rolled erosion control products include short and extended-term degradable erosion control blankets and permanent composite turf reinforcement mats. Our erosion control blankets offer soil protection that is more effective and environmentally sensitive than traditional alternatives. Our composite turf reinforcement mats provide erosion control and long-term reinforcement for vegetation on steep slopes and areas subject to high velocity water flow, such as streams and channels. In addition, ESS is a leading supplier and manufacturer of lightweight oriented polymer net, which is the reinforcement component used in almost every rolled erosion control product on the market today.

Foundation Improvement Solutions (FIS).  FIS is a licensor of proprietary foundation support technologies used in the construction of new structures on sites with weak or soft soil conditions to its licensed installers in North and South America. FIS also provides design support services to its licensees. FIS’s technologies are principally used for commercial, industrial and, more recently, alternative energy site-development applications.

We evaluate performance and allocate resources based on net sales and operating profit (loss). We also use operating profit (loss) as the measure of segment profitability. The following items are included in our evaluation of segment performance: total assets, net sales from external customers, inter-segment sales, operating profit (loss), and depreciation and amortization. We use the same accounting policies to generate segment results as we do for our consolidated results.

Our segment information is as follows:

	Successor Company		Predecessor Company
	December 31,		December 31,
	2006	2005	2004
Total assets:
Earth Reinforcement Solutions	$442,049	$38,363	$64,224
Environmental Site Solutions	58,567	51,877	49,205
Foundation Improvement Solutions	24,458	16,885	14,645
Corporate and other	1,104,752	442,110	125,368
Intercompany eliminations	(958,628)	(50,881)	(52,785)

	$671,198	$498,354	$200,657

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Successor Company		Predecessor Company
	Year Ended	Two Months Ended	Ten Months Ended	Year Ended
	December 31,	December 31,	October 31,	December 31,
	2006	2005	2005	2004
Net sales to external customers:
Earth Reinforcement Solutions	$123,899	$11,116	$67,364	$65,795
Environmental Site Solutions	35,887	4,363	30,242	15,033
Foundation Improvement Solutions	16,041	1,639	9,622	6,810

Total	$175,827	$17,118	$107,228	$87,638

Inter-segment sales:
Earth Reinforcement Solutions	$—	$—	$—	$—
Environmental Site Solutions	611	65	409	—
Foundation Improvement Solutions	—	—	—	—
Intercompany eliminations	(611)	(65)	(409)	—

Total	$—	$—	$—	$—

Operating profit (loss):
Earth Reinforcement Solutions	$33,790	$2,396	$26,879	$25,077
Environmental Site Solutions	7,178	(71)	6,623	2,844
Foundation Improvement Solutions	9,454	188	6,470	3,997
Corporate and other	(19,100)	(3,211)	(16,251)	(8,620)

Total	31,322	(698)	23,721	23,298

Interest expense, net	(38,513)	(5,268)	(17,981)	(10,135)
Loss on debt extinguishment	—	—	(3,639)	(6,721)
Increase in fair value of liability for cross-currency swap	(7,521)	—	—	—
Increase in fair value of liability for warrant put options	—	—	(12,254)	(2,540)
Gain on foreign exchange, net	2,561	—	—	—
Other income (expense), net	(88)	(142)	582	(294)

Consolidated loss before income taxes	$(12,239)	$(6,108)	$(9,571)	$3,608

Depreciation and amortization:
Earth Reinforcement Solutions	$6,422	$476	$2,179	$2,713
Environmental Site Solutions	1,944	184	1,226	359
Foundation Improvement Solutions	2,037	414	420	505
Corporate and other	7,907	1,377	849	1,706

Total	$18,310	$2,451	$4,674	$5,283

For the year ended December 31, 2006, the two months ended December 31, 2005, the ten months ended October 31, 2005, and the year ended December 31, 2004, one ERS customer accounted for 27.2%, 32.6%, 32.3%, and 37.6% of net sales, respectively.

Tensar Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Geographic Area

The following table sets forth the breakdown of our consolidated net sales by geographic region for the periods indicated. Our domestic net sales include sales to customers located in the United States, Canada, the remainder of North America and South America. Our international net sales include sales to customers outside of the domestic region. Domestic Net sales are attributed to countries based on the location of our customers and international Net sales are reported in the geographic area in which they originate. Prior to our June 2006 acquisition of TGL, we did not have any international net sales.

	Successor Company		Predecessor Company
	Year Ended	Two Months Ended	Ten Months Ended	Year Ended
	December 31,	December 31,	October 31,	December 31,
	2006	2005	2005	2004
Net sales from external customers:
Domestic
United States	$124,979	$14,384	$93,978	$76,886
Canada	8,738	1,718	7,643	4,509
Other North America	2,937	357	1,781	2,730
South America	2,107	480	2,665	1,927
Other	1,746	179	1,161	1,586

Total Domestic	140,507	17,118	107,228	87,638
International
United Kingdom	26,821	—	—	—
Europe (excluding United Kingdom)	6,360	—	—	—
Asia	1,183	—	—	—
Middle East and Africa	956	—	—	—

Total International	35,320	—	—	—

Total	$175,827	$17,118	$107,228	$87,638

The following table sets forth the breakdown of our long-lived asset by geographic region for the periods indicated.

	Successor Company		Predecessor Company
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004
Long-lived assets:
Domestic
United States	$447,974	$453,745	$167,469
International
United Kingdom	131,816	—	—
Europe (excluding United Kingdom)	2,975	—	—
Asia	9,465	—	—
Middle East and Africa	27	—	—

Total International	144,283	—	—

Total	$592,257	$453,745	$167,469

REPORT OF INDEPENDENT AUDITORS

To the Shareholders’ of The Tensar Group Limited

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of profit and loss, of total recognised gains and losses and cash flows present fairly, in all material respects, the financial position of The Tensar Group Limited and its subsidiaries as at 31 March 2006, and the results of their operations and their cash flows for the year ended 31 March 2006 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the company’s directors. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in note 2, the group adopted Financial Reporting Standard (FRS) 17, Retirement benefits, and the presentation paragraphs of FRS 25, Financial instruments: Disclosure and presentation, with effect from 1 April 2005. The impact of the adoption of these standards is shown in note 2 to these financial statements.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom
3 August 2007

THE TENSAR GROUP LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2006

		2006
	Note	£’000
		(In thousands
		of pounds)

Turnover		36,873
Cost of sales (including exceptional costs of £466 for share based awards)		(19,364)

Gross profit		17,509
Distribution costs (including exceptional costs of £1,256 for share based awards)		(8,930)
Administrative expenses — (including exceptional costs of £2,910 for share based awards)		(9,607)

Operating loss		(1,028)
Profit on sale of business	4	1,733
Bank interest receivable		195
Other finance costs	5	(4,369)

Loss on ordinary activities before taxation	3	(3,469)
Tax on loss on ordinary activities	6	104

Loss for the year	17	(3,365)

The above results all derive from continuing operations.

There is no material difference between the profit on ordinary activities before taxation and the profit for the year stated above and their historical cost equivalents.

The accompanying notes are an integral part of these consolidated financial statements

THE TENSAR GROUP LIMITED

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 31 MARCH 2006

		2006
	Note	£’000

Loss for the year		(3,365)
Actuarial gain on pension scheme asset	15	12,407
Movement in deferred tax in respect of actuarial gain on pension asset	14	(3,722)
Exchange adjustments on overseas investments		464

Total recognised gains for the year		5,784
Prior year adjustment	17	(6,371)

Total losses recognised		(587)

The accompanying notes are an integral part of these consolidated financial statements

THE TENSAR GROUP LIMITED

CONSOLIDATED BALANCE SHEET AT 31 MARCH 2006

		2006
	Note	£’000

Fixed assets
Intangible assets	7	3,552
Tangible assets	8	9,591
Investments	9	—

		13,143

Current assets
Stocks	10	3,578
Debtors	11	9,982
Cash at bank and in hand		3,128

		16,688
Creditors: amounts falling due within one year	12	(39,191)

Net current liabilities		(22,503)
Total assets less current liabilities		(9,360)
Creditors: amounts falling due after more than one year	13	(14,567)
Provisions for liabilities and charges	14	(63)

Net liabilities, excluding pension asset		(23,990)
Pension asset	15	484

Net liabilities, including pension asset		(23,506)

Capital and reserves
Called up share capital	16	2
Share premium account	17	174
Capital redemption reserve	17	2
Profit and loss reserve — deficit	17	(23,684)

Total equity shareholders’ deficit	18	(23,506)

These financial statements were approved by the board of directors on 3 August 2007 and were signed on its behalf by:

/s/ DA Johnstone

Director

The accompanying notes are an integral part of these consolidated financial statements

THE TENSAR GROUP LIMITED

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2006

		2006
	Note	£’000

Net cash inflow from operating activities	19	3,943

Returns on investments and servicing of finance
Interest received		195
Interest paid		(3,158)
Interest element of finance lease payments		(4)

Net cash outflow from returns on investments and servicing of finance		(2,967)

Taxation
United Kingdom corporation tax paid		(1,067)

Taxation		(1,067)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(260)
Sale of tangible fixed assets		6

Net cash outflow for capital expenditure and financial investment		(254)

Acquisitions and disposals
Purchase of subsidiary undertaking	7	(4,252)
Proceeds on sale of business	4	1,970

Net cash outflow from acquisitions and disposals		(2,282)

Net cash outflow before financing		(2,627)

Financing
Capital element of finance lease payments		(19)
Revolving credit drawn down		400
Draw down of new loans		360
Net draw down of term loan		3,850

Net cash inflow from financing		4,591

Increase in cash	20	1,964

The accompanying notes are an integral part of these consolidated financial statements

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

1.	Statement of directors’ responsibilities

The directors are responsible for preparing these consolidated financial statements for The Tensar Group Limited and its subsidiaries (together, the group) as at 31 March 2006 and for the year ended 31 March 2006, in conformity with generally accepted accounting principles in the United Kingdom (U.K. GAAP).

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the group, and for identifying and ensuring that the group complies with the law and regulations applicable to their activities. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors confirm that suitable accounting policies have been used and applied consistently for the periods presented, except as disclosed in note 2. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the consolidated financial statements, that applicable accounting standards have been followed and that it is appropriate to prepare the financial statements on the going concern basis.

2.	Statement of accounting policies

Basis of preparation

The financial statements have been prepared in accordance with the historical cost convention and in accordance with U.K. GAAP. A summary of the more important accounting policies, which have been applied consistently, in the period, except as disclosed below, is set out below.

The group has incurred recurring losses from operations and has a deficit on its profit and loss account reserve, under U.K. GAAP, of £23,684,000 as at 31 March 2006. For the year ended 31 March 2006, the group incurred an operating loss, under U.K. GAAP, of £1,028,000, although it provided a net cash inflow from operating activities, under U.K. GAAP, of £3,943,000. The group may incur additional operating losses in the future. Failure to generate sufficient revenues or reduce spending could adversely affect the group’s ability to achieve its intended business objectives. On 23 June 2006, the company entered into a purchase agreement with TTC Holdings (U.K.) Limited, a wholly owned subsidiary of Tensar Holdings Inc. for the sale of all of the issued and outstanding share capital in the company to TTC Holdings (U.K.) Limited (see note 26).

The company has obtained a letter of support from Tensar Holdings Inc. for at least the next 12 months from the balance sheet date and consequently the directors believe that it is appropriate for these consolidated financial statements to be prepared on a going concern basis.

These consolidated financial statements do not constitute the statutory consolidated financial statements of the group. Copies of the consolidated annual statutory financial statements of the group can be obtained from the Registrar at Companies House in the United Kingdom.

Adoption of new accounting standards

The group has adopted Financial Reporting Standard (FRS) 17, Retirement benefits, and the presentation paragraphs of FRS 25, Financial instruments: Disclosure and presentation, in these financial statements. The adoption of each of these standards represents a change in accounting policy.

The adoption of FRS 17 in the year resulted in a net increase in opening shareholders’ deficit of £6,371,000. This arises from the reversal of the Statement of Standard Accounting Practice (SSAP) 24 provision at 31 March 2005 of £1,679,000 (net of deferred tax asset), net of the creation of a FRS 17 liability, (net of deferred tax asset) of £8,050,000.

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

The adoption of FRS 25 in the year has resulted in a decrease in share capital and share premium reserves and an increase in the profit and loss reserve deficit and shareholders’ deficit at 31 March 2005 as follows:

	Share	Share	Profit & Loss	Shareholders’
	Capital	Premium	Reserve	Deficit
	£’000	£’000	£’000	£’000

Reclassification of share capital to liabilities
Preference shares	(11)	(1,088)	—	(1,099)
‘A’ Preference shares	(139)	(13,786)	—	(13,925)
‘A’ Ordinary shares	(3)	(273)	—	(276)
Share issue costs previously charged to share premium	—	307	(307)	—

Net impact of adoption of FRS 25	(153)	(14,840)	(307)	(15,300)

Nature of operations

The principal activity of the group is the manufacture and distribution of plastic extruded products, mainly to the industrial and civil engineering industries.

Basis of consolidation

The financial statements consolidate the accounts of the company and its subsidiary undertakings from the date of acquisition. The net assets of companies acquired are included in the consolidated accounts at their fair value to the group at the date of acquisition.

Associated undertakings

An undertaking is treated as associated if the company can exercise a significant influence in its management and owns at least 20% of its equity. The financial statements include the company’s share of the results and net assets of associated undertakings less provisions for any permanent diminution in value.

If the company does not exercise significant influence in the management of an undertaking, it is treated as a fixed asset investment.

Goodwill and other intangible assets

Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Prior to 30 September 1998, (the company’s previous accounting period end), goodwill arising on acquisitions was written off to reserves as it arose. After 1 October 1998, goodwill arising on acquisitions is capitalised as an intangible fixed asset and amortised on a straight line basis over its useful economic life. On disposal of businesses acquired prior to 30 September 1998, goodwill previously written off to reserves is written back through the profit and loss account and included in the profit/ (loss) on disposal. For disposals of businesses acquired after 30 September 1998 any unamortized goodwill capitalised is written off to the profit and loss account and included in the profit/ (loss) on disposal.

Expenditure incurred on the creation of internally developed intangible assets is charged to the profit and loss account as incurred and no internally generated intangible assets are capitalised. The costs of separately identifiable intangible assets, such as trade names and technologies, acquired through the acquisition of businesses are capitalised as intangible fixed assets and amortised on a straight line basis over their estimated useful lives.

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

The estimated useful lives of goodwill and other intangible assets are as follows:

Years

Goodwill	20
Trade names	20
Technology	14

Impairment of goodwill and other intangible assets

A review of the carrying value of capitalised goodwill and other intangible assets is performed annually and on the occurrence of a likely impairment trigger event, such as technological advances, the expiration of trade names, licenses or patents or a downturn in expected business profitability. To the extent that the carrying value of goodwill and other intangible assets exceeds anticipated future cash flows attributable to such assets, an impairment provision is made.

Tangible fixed assets

Tangible fixed assets are held at cost less accumulated depreciation.

The cost of fixed assets is their purchase cost, together with any incidental costs of acquisition, excluding finance costs incurred in the development of fixed assets.

Depreciation is calculated so as to write off the cost of tangible fixed assets, less their estimated residual values, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal useful lives used for this purpose are as follows:

Years

Freehold buildings	35 – 50
Short leasehold buildings	over term of lease
Fixtures and fittings	3 – 5
Plant and machinery	3 – 10

Freehold land is not depreciated.

Development expenditure

Research and development expenditure is charged against profits in the period in which it is incurred.

Finance and operating leases

Costs in respect of operating leases are charged on a straight line basis over the expected lease term.

Leasing agreements which transfer to the group substantially all the benefits and risks of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit so as to give a constant periodic rate of charge on the remaining balance outstanding at each accounting period. Assets held under finance leases are depreciated over the shorter of the lease term and the useful lives of equivalent owned assets.

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

Financial assets and liabilities

The group’s accounting policies in respect of financial assets and liabilities are as follows:

•	Trade debtors — trade debtors are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets. Trade debtors are recognised initially at fair value, which is taken to be the invoiced value, including value added taxation, of related goods and services, less provision for impairment. A provision for impairment is established where there is objective evidence that the group will not be able to collect all amounts due.

•	Cash and cash equivalents — cash and cash equivalents include cash in hand and deposits held at call with banks and bank overdrafts.

•	Borrowings — The group’s borrowings include bank term loans, finance lease commitments and amounts due to holders of the preference shares, the ‘A’ preference shares and the ‘A’ ordinary shares in the company. All borrowings are measured initially at the value of the consideration received, or, in the instance of finance leases, the capital element of the lease commitments. Interest costs, including related transaction costs, in respect of borrowings are charged to profit and loss on an accruals basis over the term of the borrowing. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

•	Trade creditors — trade creditors are non-derivative financial liabilities and are included in current liabilities. Trade creditors are recognised at fair value, which is taken to be the invoiced value for the related goods and services received by the group.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost is determined on a first-in first-out basis. In the case of manufactured products, cost includes all direct expenditure and production overheads based on the normal level of activity. Where necessary, provision is made for obsolete, slow moving and defective stocks.

Foreign currencies

Transactions denominated in foreign currencies are translated into pounds sterling at the rates of exchange ruling at the date of the transaction. Monetary assets, liabilities and the net assets of subsidiaries denominated in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial period. The results of operations of subsidiaries denominated in foreign currencies are translated into sterling at the average rate of exchange prevailing during the course of the year. Differences on exchange arising from the re-translation of the opening net investment in subsidiary companies are reported in the statement of total recognised gains and losses if material. All other foreign exchange differences are taken to the profit and loss account in the period in which they arise.

Turnover

Turnover, which excludes value added tax and trade discounts, represents the invoiced value of goods and services supplied in the period. Turnover is recognised once substantially all the risks and rewards of ownership of the goods are transferred to the customer. Typically this will be upon shipment of goods from the factory, but will depend on factors such as insurance arrangements for goods in transit, where if all risks of ownership are not deemed to have passed then revenues are deferred until risk is deemed transferred to the customer.

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

Taxation and deferred taxation

Corporation tax is provided on the assessable profits of the group at the appropriate rates in force.

Deferred tax is provided in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the group’s taxable profits and its results as stated in the financial statements. Deferred tax assets are recognised to the extent that it is more likely than not that there will be suitable taxable profits in the future against which the deferred tax asset can be offset. Deferred tax is measured at the tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax balances are not discounted.

Pensions and other post-retirement benefits

The group operates a defined benefit pension scheme for eligible U.K. employees. The scheme is closed to new members and is contracted out of the U.K. government additional state pension scheme (the State Second Pension). The pension scheme’s assets are held separately from the group. The scheme is funded by contributions from the group, its employees and by investment returns.

The funds are valued every three years by a professionally qualified independent actuary, the rates of contribution payable being determined by the actuary. In the intervening years the actuary reviews the continuing appropriateness of the rates. Details of the latest actuarial valuation of the scheme are set out in note 15.

Pension costs are accounted for in accordance with FRS 17, Retirement benefits. FRS17 requires that the surplus (deficit) of a pension scheme’s assets over its liabilities be recorded as an asset (liability) of the Group at each balance sheet date. The pension cost charged to the profit and loss account comprises two elements; the charge to operating profit comprises the current service cost, being the actuarially determined present value of the pension benefits earned by employees in the current period; and the finance cost which represents the net of the expected return on scheme assets less the notional interest cost arising from unwinding the discount on the scheme liabilities. Other changes to the scheme assets or liabilities, usually as a result of changes in actuarial assumptions or differences between actuarial forecasts and the actual outturn are recorded as a movement in the statement of total recognised gains and losses. As the scheme is closed to new employees, it is expected that the average current service cost per employee member will increase in future years in line with the increasing average age of employee members.

The group also operates a defined contribution pension scheme for eligible U.K. employees, under which the group matches the employee’s contribution, up to a maximum of 6% of eligible earnings. The group’s contribution is charged to the profit and loss account on an accruals basis. The funds invested are held separately from the group’s assets.

Employee share-based awards

The group operates a number of employee share schemes. The Tensar Group Company Trustee Limited is an Employee Benefit Trust (EBT) under which shares are held and sold or transferred to employees. The group also operates a number of employee share option schemes. All employee share schemes operated by the company include criteria that shares will only be issued upon a trade sale or initial public offering of the company.

The company recognises the cost in respect of employee share schemes in accordance with UITF 17 Employee share schemes. Accordingly, where shares are granted to employees under the terms of such

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

schemes, any difference between the market value of the share awards at the date of grant and the exercise price is charged to the profit and loss account over the vesting period of the shares. Where the exercise price is equal to or higher than the market value of the shares at the date of grant, the intrinsic value is nil and no charge to the profit and loss account is incurred. Where the company satisfies its obligations under such share schemes by issuing the shares held by the EBT then the amount charged to profit for the year is immediately written back to profit and loss reserve in accordance with UITF 17.

The shares held by the EBT can only be used for the purpose of allocation to employees. The cost of the shares acquired by the EBT has been charged against profit and loss reserves in previous periods in accordance with UITF 38, Accounting for ESOP trusts.

National insurance contributions on share-based awards

National Insurance Contributions (NIC) are payable by the company at the date of exercise of share options and awards on the difference between the exercise price of the awards outstanding and the market value. At each period end an estimate is made of the market value of each award, the likelihood of exercise and the resultant NIC cost to the company. This cost is then charged to the profit and loss account over the expected remaining period of vesting of the awards.

3.	Loss on ordinary activities before taxation

2006
£’000

Loss on ordinary activities before taxation is stated after charging
Other pension costs (note 15)	814
Depreciation charge for the period:
Tangible owned fixed assets	840
Assets under finance leases	13
Amortisation of goodwill and other intangibles	498
Hire of plant and machinery	290
Hire of other assets	256

4.	Exceptional items

Profit on sale of business

In October 2005, the group disposed of the trade and net assets of its Polymer business for a total consideration of £2,425,000. The resulting profit on disposal was as follows:

2006
£’000

Cash consideration received	2,175
Deferred consideration	250
Net book value of assets disposed	(384)
Costs associated with the disposal	(205)
Goodwill previously written off against reserves	(103)

Profit on sale of business	1,733

The profit on sale of business reduces the tax credit for the year by £557,000.

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

Exceptional costs for share based awards

The exceptional cost incurred for share based awards is made up as follows:

		NIC on Share
	EBT Award	Options	Total
	£’000	£’000	£’000

Cost of sales	406	60	466
Distribution costs	1,138	118	1,256
Administrative expenses	2,516	394	2,910

Total exceptional costs for share based awards	4,060	572	4,632

During March 2006, certain shares held by the EBT were set aside for gifting to certain employees upon the anticipated trade sale of the business. In accordance with UITF 17, a charge of £4,060,000 has been made to the profit and loss account being the difference between the estimated market value of the shares as at the date of gifting of the shares and the contribution per share from employees.

The charge in respect of national insurance costs arises on the difference between the exercise price of share based awards and the estimated market value of each award at the balance sheet date.

The exceptional costs for share based awards increases the tax credit for the year by £1,252,000.

5.	Other finance costs

2006
£’000

Finance lease interest	3
Net finance costs in respect of pensions (note 15)	93
Interest costs on unpaid ‘A’ preference and ‘A’ ordinary dividends	1,740
‘A’ preference share dividend classed as interest (note 13)	1,392
On bank loans and other loans:
Repayable wholly or partly in more than five years	1,141

4,369

6.	Tax on loss on ordinary activities

2006
£’000

Current tax
United Kingdom corporation tax at 30% on loss for the period	1,207
Overseas taxation	20

Total current tax charge	1,227
Deferred tax credit — current year	(1,447)
Deferred tax charge — prior year	116

Deferred tax credit	(1,331)

Total tax credit	(104)

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

The current tax charge for the period is higher than the standard rate of U.K. Corporation tax. The differences are explained as follows:

2006
£’000

Loss on ordinary activities before tax	(3,469)

Expected tax credit on losses at 30%	(1,041)
Effects of:
Expenses not deductible for taxation purposes	919
Capital allowances in excess of depreciation	(48)
Short term timing differences	1,495
Lower tax rates on overseas profits	(29)
Utilisation of tax losses	(69)

Current tax charge	1,227

7.	Intangible assets

	Trade name	Technology	Goodwill	Total
	£’000	£’000	£’000	£’000

Cost
At 1 April 2005	3,277	3,792	—	7,069
Additions	—	—	1,585	1,585
Disposals	(25)	(29)	—	(54)

At 31 March 2006	3,252	3,763	1,585	8,600

Amortisation
At 1 April 2005	1,650	2,934	—	4,584
Charge for the year	162	270	66	498
Disposals	(10)	(24)	—	(34)

At 31 March 2006	1,802	3,180	66	5,048

Net book value
At 31 March 2006	1,450	583	1,519	3,552

Goodwill written off directly against reserves on original acquisitions prior to 1998 is £10,236,000.

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

Goodwill

In June 2005, the company acquired the remaining 51% interest in Tensar Kaile Geosynthetics (Wuhan) Co Ltd, its joint venture in China, to increase its total shareholding in Tensar Kaile Geosynthetics (Wuhan) Co Ltd to 100%. The book value and provisional fair value of the assets acquired, together with the consideration paid and associated goodwill are set out in the table below:

		Accounting	Provisional
	Book	Policy	Fair Value	Provisional
	Value	Adjustments	Adjustments	Fair Value
	£’000	£’000	£’000	£’000

Intangible fixed assets	1,473	—	(1,473)	—
Tangible fixed assets	5,062	—	—	5,062
Stock	346	—	—	346
Debtors	359	(312)	—	47
Cash at bank and in hand	128	—	—	128
Creditors: amounts falling due within one year	(103)	—	—	(103)

Net assets	7,265	(312)	(1,473)	5,480
Net assets acquired — 51%				2,795
Cash consideration				4,380

Goodwill recognised on acquisition				1,585

The above adjustments reflect the restatement of assets and liabilities in accordance with the group’s accounting policies and applicable fair value adjustments including the removal of capitalised, internally generated know-how and the elimination of deferred costs.

The net cash outflow arising from the acquisition is as follows:

£’000

Cash consideration paid	(4,380)
Cash balances acquired	128

Net cash outflow arising from purchase of subsidiary undertaking	(4,252)

The table below sets out a summarised profit and loss account and statement of total recognised gains and losses for Tensar Kaile Geosynthetics (Wuhan) Co Ltd for the period 1 January 2005 — 9 June 2005 and for the year ended 31 December 2004, its last full financial year prior to the acquisition:

	Period
	1 January to	Year Ended
	9 June 2005	31 December 2004
	£’000	£’000

Profit & loss account:
Turnover	98	340
Operating profit/(loss)	31	(246)
Loss before tax	(229)	(248)

Statement of total recognised gains and losses:
Loss for the period	(231)	(251)
Foreign exchange gains/(losses)	250	(226)

Total recognised gains/(losses) for the period	19	(477)

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

8.	Tangible fixed assets

		Short
	Freehold	Leasehold		Fixtures
	Land and	Land and	Plant and	and
	Buildings	Buildings	Machinery	Fittings	Total
	£’000	£’000	£’000	£’000	£’000

Cost
At 1 April 2005	4,214	5	13,102	2,279	19,600
Reclassifications	5	—	12	(17)	—
Acquisition (note 7)	1,198	—	3,764	100	5,062
Additions	14	—	142	104	260
Disposals	—	—	(1,804)	(32)	(1,836)
Exchange movement	109	—	366	6	481

At 31 March 2006	5,540	5	15,582	2,440	23,567

Depreciation
At 1 April 2005	1,071	5	12,195	1,432	14,703
Reclassifications	7	—	(471)	464	—
Charge for the year	121	—	521	211	853
Disposals	—	—	(1,590)	(30)	(1,620)
Exchange movement	—	—	40	—	40

At 31 March 2006	1,199	5	10,695	2,077	13,976

Net book value
At 31 March 2006	4,341	—	4,887	363	9,591

The reclassifications above arise following a detailed review of the fixed asset register during the year, including a review of the appropriateness of asset classifications.

The value of assets held under finance leases included in plant and machinery have cost, accumulated depreciation and net book value of £81,000, £77,000 and £4,000 respectively.

9.	Fixed asset investments

Non-Group
Fixed Assets
Investments
£’000

Cost
At 1 April 2005 and 31 March 2006	117

Provisions
At 1 April 2005 and 31 March 2006	(117)

Net book value
At 1 April 2005 and 31 March 2006	—

The directors consider that The Tensar Group Limited does not participate in the commercial, financial or investment policy decisions of Yichang Netlon Geosynthetics Limited (incorporated in China), in which it has a 36% shareholding, and therefore do not regard it as a participating interest. This is therefore accounted

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

for as a fixed asset investment in the group accounts. Yichang Netlon Geosynthetics Limited did not trade during the year ended 31 March 2006.

The following information relates to those subsidiary undertakings which are consolidated and whose results or financial position, in the opinion of the directors, principally affect the results and net assets of the group.

			Proportion of
	Country of		Nominal Value
	Incorporation	Description of	of Issued Shares
Name of Undertaking	or Registration	Shares Held	Held%	Principal Activity

Tensar International Limited (formerly The Netlon Group Limited)*	England and Wales	Ordinary £1 shares	100	Distribution of Netlon and Tensar products.
Tensar Manufacturing Limited*	England and Wales	Ordinary £1 shares	100	Manufacture of Netlon and Tensar products.
Tensar Technologies Limited*	England and Wales	Ordinary £1 shares	100	Ownership of technology, patents and trade marks.
Tensar Kaile Geosynthetics (Wuhan) Co Ltd*	China	Ordinary £1 shares	100	Manufacture and distribution of Tensar products.
Tenax Grids Limited	England and Wales	Ordinary	100	Distribution of civil engineering products.
Tensar International AB	Sweden	Ordinary	100	Distribution of civil engineering products.
Tensar International GmbH	Germany	Ordinary	100	Distribution of civil engineering products.
Tensar International LLC	United Arab Emirates	Ordinary	100	Distribution of civil engineering products.

*	Owned directly by The Tensar Group Limited. All other companies are owned by other subsidiary undertakings.

The above companies operated in their country of incorporation.

10.	Stocks

2006
£’000

Raw materials	946
Work in progress	156
Finished goods	2,476

3,578

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

11.	Debtors

2006
£’000

Amounts falling due within one year:
Trade debtors	7,106
Other debtors	905
Prepayments and accrued income	660
Deferred tax asset (note 14)	1,311

9,982

12.	Creditors: amounts falling due within one year

2006
£’000

Bank loans (note 13)	5,660
Overdrafts	2,079
Obligations under finance leases (note 13)	4
Trade creditors	3,723
Corporation tax	568
Other taxation and social security	731
Other creditors	196
Accruals and deferred income	6,193
Directors’ loans	56
‘A’ Preference shares (note 13)	9,283
Dividends payable	10,698

39,191

‘A’ preference shares

The holders of the ‘A’ preference shares are entitled to a preference dividend calculated at predetermined coupon rates as defined by the Articles of Association of the company, and which, for the year ended 31 March 2006 and subsequent years was 10p per share per annum. The preference shares are redeemable on 30 September 2005, 2006 and 2007 in equal amounts. At redemption the shares will attract a ‘special dividend’ of 99p per share. In the event of flotation or sale, or the repayment of capital in the event of a winding up or liquidation of the company, the preference shares are redeemable at £1 per share. Voting rights only attach to the shares in the event that there is a cumulative dividend that has not been paid, or if preference shares have not been redeemed when due. Interest accrues at a rate of 10% per annum on any unpaid dividends, or unredeemed preference shares. The shares which were due to be redeemed on 30 September 2005 were not redeemed on their due date due to the lack of available funding and the holders of such preference shares agreed to defer payment at that time and review the circumstances surrounding their redemption annually with the directors of the company.

8,739,234 of the ‘A’ preference shares were redeemed upon the acquisition of the entire issued share capital of the company by TTC Holdings (U.K.) Limited on 23 June 2006 (See note 26). Upon such date both the par value of the ‘A’ preference shares and the ’special dividend’ of 99p per share was paid to such shareholders.

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

Dividends payable

At 31 March 2006, cumulative dividends are in arrears to the value of £10,698,000.

13.	Creditors: amounts falling due after more than one year

2006
£’000

Bank loans	8,550
Preference shares	1,099
‘A’ preference shares	4,642
‘A’ ordinary shares	276

14,567

Bank loans

2006
£’000

Bank loans are repayable as follows:
In one year or less	5,660
In more than one year, but not more than two years	2,500
In more than two years, but not more than five years	6,050

14,210

The bank loans and overdrafts are secured by fixed and floating charges over the assets of the group and have been repaid in full since the year end.

Finance leases

Net payments under finance leases are as follows:

2006
£’000

In one year or less	4
In more than one year, but not more than five years	—

4

Preference, ‘A’ preference and ‘A’ ordinary shares of the company

2006
£’000

Authorised
275,500 ‘A’ ordinary shares of 1p each	3
1,270,000 preference shares of 1p each	13
13,924,500 ‘A’ preference shares of 1p each	139
275,499 deferred shares of 1p each	3

158

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

		2006
		Total Value
	2006	(Including
	Par value	Premium)
	£’000	£’000

Allotted, called up and fully paid
275,500 ‘A’ ordinary shares of 1p each	3	276
1,098,887 preference shares of 1p each	11	1,099
13,924,500 ‘A’ preference shares of 1p each
— due within one year — 9,283,000 shares	93	9,283
— due between one and two years — 4,641,500 shares	46	4,642

	153	15,300

‘A’ ordinary shares

The shares carry full voting rights. The ‘A’ ordinary shares carry a right to an ordinary dividend as determined by a vote of ordinary and ‘A’ ordinary shareholders, but rights are limited to any surplus profits available for distribution after deducting the ‘A’ preference dividend and the ‘participating dividend’ payable to the ‘A’ ordinary shareholders for that year. In addition, the holders of the ‘A’ ordinary shares are entitled to a ‘participating dividend’ based upon variable percentages of the company’s net profit, as defined in the company’s Articles of Association, which for the year ended 31 March 2006, and subsequent years is equivalent to 10% of the profit after taxation for that year. Any unpaid participating dividends attract interest at a rate of 10% per annum, until payment is made. In the event of a flotation or sale of the company (as defined in the Articles of Association of the company) the shares may be converted to ordinary shares ranking pari passu with the existing ordinary shares or, alternatively, the directors may redeem them at £1 per share out of the proceeds of a fresh issue of ordinary shares to the holders of the ‘A’ ordinary shares. The number of ordinary shares to be received for each ‘A’ ordinary share in the event of conversion is variable such that the value attaching to the shares immediately after conversion is equivalent to an internal rate of return of 23% per annum to the ‘A’ ordinary shareholders, plus, to the extent that the investors market value exceeds this return rate, two-thirds of such excess.

Preference shares

The company is obliged to redeem the preference shares at £1 each on the earlier of 30 September 2007 or upon flotation or trade sale of the company. The shares do not carry any voting rights, nor any rights to dividends or other participation in the profits of the company.

‘A’ preference shares

The holders of the ‘A’ preference shares are entitled to a preference dividend calculated at predetermined coupon rates as defined by the Articles of Association of the company, and which, for the year ended 31 March 2006 and subsequent years was 10p per share per annum. The preference shares are redeemable on 30 September 2005, 2006 and 2007 in equal amounts. At redemption the shares will attract a ‘special dividend’ of 99p per share. In the event of flotation or sale, or the repayment of capital in the event of a winding up or liquidation of the company, the preference shares are redeemable at £1 per share. Voting rights only attach to the shares in the event that there is a cumulative dividend that has not been paid, or if preference shares have not been redeemed when due. Interest accrues at a rate of 10% per annum on any unpaid dividends, or unredeemed preference shares. The shares which were due to be redeemed on 30 September 2005 were not redeemed on their due date due to the lack of available funding and the holders

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

of such preference shares agreed to defer payment at that time and review the circumstances surrounding their redemption annually with the directors of the company.

14.	Provisions for liabilities and charges

	Provision
	for claims	Other	Total
	£’000	£’000	£’000

At 1 April 2005	250	44	294
Utilised in year	(250)	—	(250)
Profit and loss account	—	19	19

At 31 March 2006	—	63	63

Deferred taxation

Deferred taxation recognised in the financial statements is made up as follows:

2006
£’000

Tax effect of timing differences because of:
Accelerated capital allowances	(563)
Short term timing differences	1,472
Deferred tax on revalued assets	402

Deferred tax asset (note 11)	1,311

The movement in the deferred tax asset during the year is as follows:

2006
£’000

Deferred tax asset at 1 April 2005	709
Prior year adjustment in respect of pensions	(665)
Deferred tax credit in profit and loss account for the year	1,267

Deferred tax asset at 31 March 2006	1,311

Deferred taxation relating to the pension scheme asset/ (liability) is as follows:

2006
£’000

Deferred tax asset in respect of pension scheme liability at 1 April 2005	3,450
Deferred tax credit in profit and loss account in respect of pensions	64
Deferred tax charge in the statement of total recognised gains and losses	(3,722)

Deferred tax liability in respect of pension scheme asset at 31 March 2006	(208)

15.	Pension and similar obligations

The group operates a funded, defined benefit pension scheme in the United Kingdom. The assets of the scheme are held in separate trustee administered funds.

The scheme is valued every three years by a qualified independent actuary using the projected unit method and the latest actuarial valuation was carried out as at 5 April 2003. The main actuarial assumptions

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

used were an investment return of 5.5% per annum in conjunction with a salary growth of 4.25% per annum. As at 5 April 2003, scheme assets had a market value of £17,500,000 that was 67% of the scheme’s liabilities on an ongoing basis.

Members contribute 6% of each year’s pensionable salaries. The company contributes such amounts as are recommended by the actuary.

The amount charged to profit and loss in respect of the scheme is calculated in accordance with FRS 17, based on the actuarial valuation made as at 5 April 2003 updated to 31 March 2006 by an independent professionally qualified actuary. The major assumptions used by the actuary for the FRS 17 valuation at 31 March 2006 were:

	2006	2005	2004
	%pa	%pa	%pa

Inflation	2.80	2.88	2.83
Rate of increase in salaries	3.80	4.88	4.83
Rate of increase of pensions in payment	2.80	2.88	2.83
Discount rate	4.90	5.40	5.50

The market value of the assets in the scheme and the expected rates of return were:

	At 31 March 2006		At 31 March 2005		At 31 March 2004
		Expected		Expected		Expected
		Rate of		Rate of		Rate of
		Return	Fair	Return	Fair	Return
	Fair Value	%pa	Value	%pa	Value	%pa
	£’000		£’000		£’000

Equities	29,200	7.3	22,300	7.7	18,700	7.7
Bonds	1,803	4.3	1,500	4.7	1,400	4.7
Property	1,497	7.3	1,300	7.7	1,600	7.7

	32,500		25,100		21,700

The following amounts at 31 March 2006 were measured in accordance with the requirements of FRS 17:

	2006	2005	2004
	£’000	£’000	£’000

Fair value of scheme assets	32,500	25,100	21,700
Actuarial value of scheme liabilities	(31,808)	(36,600)	(31,300)

Gross pension asset / (deficit)	692	(11,500)	(9,600)
Associated deferred tax (liability) / asset	(208)	3,450	2,880

Net pension asset / (deficit)	484	(8,050)	(6,720)

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

The table below analyses the movement in the scheme surplus/(deficit) during the year:

2006
£’000

Deficit of scheme at beginning of year	(11,500)
Movement in year:
Current service cost	(721)
Contributions	599
Net interest cost	(93)
Actuarial gain	12,407

Surplus of scheme at end of year	692

Analysis of the amount charged to loss before taxation in respect of defined benefit pension schemes:

2006
£’000

Current service cost	(721)

Total charge to operating profit	(721)

Expected return on scheme assets	1,883
Interest on scheme liabilities	(1,976)

Net amount charged as finance costs	(93)

Total charge to loss before taxation	(814)

Analysis of the amount recognised in the statement of total recognised gains and losses:

2006
£’000

Actual return less expected return on assets	5,645
Experience gains and losses on liabilities	—
Changes in assumptions	6,762

Actuarial gain recognised in statement of total recognised gains and losses	12,407
Taxation thereon recognised in statement of total recognised gains and losses	(3,722)

Actuarial gain recognised in statement of total recognised gains and losses	8,685

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

	2006	2005	2004

Difference between expected and actual return on scheme assets:
Amount (£’000)	5,645	2,027	2,684
Percentage of scheme assets	17%	8%	12%
Experience gains and losses on scheme liabilities:
Amount (£’000)	—	—	667
Percentage of scheme liabilities	—	—	2%
Changes in assumptions
Amount (£’000)	6,762	(3,807)	(4,998)
Percentage of scheme liabilities	21%	10%	16%

Total amount recognised in statement of total recognised gains and losses:
Amount (£’000)	12,407	(1,780)	(1,647)
Percentage of scheme liabilities	39%	5%	5%

16.	Called up share capital

2006
£’000

Authorised
499,999 ordinary shares of 1p each	5

Allotted, called up and fully paid
180,500 ordinary shares of 1p each	2

Ordinary shares

The ordinary shares carry full voting rights. The holders of the ordinary shares are entitled to a dividend as determined by a vote of ordinary and ‘A’ ordinary shareholders, but rights are limited to any surplus profits available for distribution after deducting the ‘A’ preference dividend and the ‘participating dividend’ payable to the ‘A’ ordinary shareholders for that year.

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

17.	Share capital, share premium account and reserves

				Profit
		Share	Capital	and Loss
	Share	Premium	Redemption	Account
	Capital	Account	Reserve	- Deficit
	£’000	£’000	£’000	£’000

At 1 April 2005	155	15,014	2	(26,953)
Prior year adjustment — FRS 17 (note 18)	—	—	—	(6,371)
Prior year adjustment — FRS 25 (note 18)	(153)	(14,840)	—	(307)

At 1 April 2005, as restated	2	174	2	(33,631)
Loss for the year	—	—	—	(3,365)
Actuarial gain on pension scheme asset, net of taxation (note 15)	—	—	—	8,685
Write back of charge in respect of EBT share award (note 4)	—	—	—	4,060
Goodwill written back on disposal of business (note 4)	—	—	—	103
Exchange differences on foreign currency net investments	—	—	—	464

At 31 March 2006	2	174	2	(23,684)

During the year the company adopted two new accounting standards; FRS 17 ‘Retirement benefits’ and the presentation paragraphs of FRS 25 ‘Financial instruments: Disclosure and presentation’. The adoption of each of these standards represents a change in accounting policy and figures as at 1 April 2005 have been restated accordingly in these consolidated financial statements.

18.	Reconciliation of movements in shareholders’ deficit

2006
£’000

Loss for the year	(3,365)
Write back of charge in respect of EBT share award, net of taxation	4,060
Actuarial gain on pension scheme asset, net of taxation	8,685
Goodwill written back on disposal of business	103
Exchange differences on foreign currency net investments	464

Net movement on shareholders’ deficit	9,947
Opening shareholders’ deficit	(33,453)

Closing shareholders’ deficit	(23,506)

The adoption of FRS 17 in the year resulted in a net increase in opening shareholders’ deficit and profit and loss reserve deficit of £6,371,000. This arises from the reversal of the SSAP 24 provision at 31 March 2005 of £1,679,000 (net of deferred tax asset), plus the creation of a FRS 17 liability, (net of deferred tax asset) of £8,050,000.

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

The adoption of FRS 25 in the year has resulted in a decrease in share capital and share premium reserves and an increase in the profit and loss reserve deficit and shareholders’ deficit as follows:

	Share	Share	Profit & Loss	Shareholders’
	Capital	Premium	Reserve	Deficit
	£’000	£’000	£’000	£’000

Reclassification of share capital to liabilities
Preference shares	(11)	(1,088)	—	(1,099)
‘A’ Preference shares	(139)	(13,786)	—	(13,925)
‘A’ Ordinary shares	(3)	(273)	—	(276)
Share issue costs previously charged to share premium	—	307	(307)	—

Net impact of adoption of FRS 25	(153)	(14,840)	(307)	(15,300)

FRS 25 requires the presentation of financial instruments in the financial statements in accordance with their substance as opposed to their legal form. As a result of the rights attaching to the preference, ‘A’ preference and ‘A’ ordinary shares, these instruments satisfy the definition of financial liabilities and accordingly have been re-classified as financial liabilities in these financial statements. Costs in respect of the issue of such shares, previously charged to share premium reserve, have been transferred to profit and loss reserves.

19.	Cash flow from operating activities

2006
£’000

Group operating loss	(1,028)
Depreciation on tangible fixed assets	853
Amortisation of goodwill and other intangible assets	498
Increase in stocks	(657)
Increase in debtors	(876)
Increase in creditors	1,201
Movement in pension provision	123
Charge in year in respect of EBT award	4,060
Decrease in other provisions	(231)

Net cash inflow from operating activities	3,943

20.	Reconciliation of net cash flow to movement in net debt

2006
£’000

Increase in cash in the year	1,964
Cash inflow from increase in debt	(4,591)
Exchange movements	45

Movement in net debt in the year	(2,582)
Net debt at 1 April (as restated)	(25,883)

Net debt at 31 March	(28,465)

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

21.	Analysis of net debt

		Other
	2005	Non-Cash
	(As Restated)	Movements	Cash Flow	2006
	£’000	£’000	£’000	£’000

Cash at bank and in hand	540	45	2,543	3,128
Overdrafts	(1,500)	—	(579)	(2,079)

	(960)	45	1,964	1,049
Bank loans due after one year	(5,000)	—	(3,550)	(8,550)
Bank loans due within one year	(4,600)	—	(1,060)	(5,660)
Finance leases due within one year	(19)	(4)	19	(4)
Finance leases due after one year	(4)	4	—	—
‘A’ preference shares due after more than one year	(9,283)	4,641	—	(4,642)
‘A’ preference shares due within one year	(4,642)	(4,641)	—	(9,283)
Preference shares due after more than one year	(1,099)	—	—	(1,099)
‘A’ ordinary shares due after more than one year	(276)	—	—	(276)

	(25,883)	45	(2,627)	(28,465)

22.	Guarantees and other commitments

The company has a cross guarantee and mortgage debenture with its bank in respect of its own account and those of its subsidiary undertakings. The company has indemnified the bank and the indemnity is secured by a fixed charge over the company’s shareholding in other group companies. The amount of this contingency at 31 March 2006 was £1,776,000. The bank loans subject to these guarantees and debentures were repaid in full subsequent to the year end.

23.	Financial commitments

At 31 March 2006 the group had annual commitments under non-cancellable operating leases as follows:

	Land and
	Buildings	Other
	£’000	£’000

Expiring within one year	75	38
Expiring between two and five years inclusive	66	292
Expiring after more than five years	—	7

	141	337

24.	Related party transactions

At 31 March 2006, 3i Group plc and Electra each held 35% of the company’s issued ordinary shares. The directors consider that the investments of 3i Group plc and Electra are held in their normal course of business as a provider of finance and that their role as investors is passive and have no influence over the company’s financial or operating policies. Accordingly, the directors consider that these investors should not be regarded as the ultimate controlling party, as defined in FRS 8 Related party disclosures.

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

As disclosed in note 26 below, subsequent to the year end the entire issued share capital of the company was acquired by TTC Holdings (U.K.) Limited, a wholly owned subsidiary company of Tensar Holdings Inc, a company registered in the United States of America. The shareholder of Tensar Holdings Inc. is Tensar (Cayman) Holding Company Limited and the directors consider that it is the ultimate controlling party with effect from 23 June 2006.

Related party transactions and balances comprise:

2006
£’000

Sales to Tensar Holdings Inc. and its subsidiary companies, including licence fee income	1,367
Amounts owed by Tensar Holdings Inc. and its subsidiary companies as at 31 March	401
Loan from director (J Paul) outstanding as at 31 March 2006	56

25.	Employee share based awards

The table below sets out the number of options issued to employees over ordinary and preference shares of the company as at 31 March 2006 under the various share option schemes:

Number of Options
Outstanding at
31 March 2006

2001 Executive share option scheme
— ordinary shares of 1p each	13,917
— preference shares of 1p each	103,488
1998 Pre-emption rights
— ordinary shares of 1p each	3,634
— preference shares of 1p each	22,129
1997 options — ordinary shares of 1p each	5,000

Total — options issued over ordinary shares	22,551

Total — options issued over preference shares	125,617

Total	148,168

2001 Executive share option scheme

Options are exercisable under the terms of this scheme only in the event of a sale event, defined as the disposal of all or substantially all of the shares, whether by flotation or trade sale. The exercise price is £5.40 for each ordinary share and £1.00 for each preference share.

1998 Pre-emption rights

Under the terms of this scheme, rights were granted to certain directors to acquire ordinary shares at a price of £0.79 for each 1p ordinary share in the Company and rights to acquire preference shares in the company at a price of £1.00 per preference share. These options only vest upon a sale event.

1997 options

These options were granted on 21 January 1997 and only vest on a sale event. The exercise price of the options is £9.97 for each 1p ordinary share in the company.

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

In addition to the above share option schemes, the EBT held 91,308 ordinary shares and 555,915 preference shares in the company at 31 March 2006. Prior to the sale of the company on 23 June 2006, 22,551 of the ordinary shares and 125,617 of the preference shares held by the Trust were used to satisfy the options exercised by employees under the terms of the above mentioned option schemes. The balance remaining of 68,757 ordinary shares and 430,298 preference shares held by the Trust were then gifted to certain employees for nil consideration. As there was deemed a high likelihood of the sale proceeding at 31 March 2006, a charge, in the amount of £4,060,000, being the estimated market value of the shares gifted, has been recorded in the profit and loss account for the year ended 31 March 2006. This charge has then been written back to profit and loss reserves in accordance with UITF 17.

26.	Subsequent events

On 23 June 2006, the entire issued share capital of the company was acquired by TTC Holdings (U.K.) Limited, a wholly owned subsidiary company of Tensar Holdings Inc, a company registered in the United States of America for a total consideration of US$131,297,000. As part of this acquisition 970,234 of the preference shares and 8,739,234 of the ‘A’ preference shares of the company were redeemed on 23 June 2006. The remaining preference shares, ‘A’ preference shares and all of the outstanding ‘A’ ordinary shares were acquired by TTC Holdings (U.K.) Limited on 23 June 2006.

All outstanding share options over the share capital of the company became exercisable and were exercised prior to the acquisition of the company. These options were satisfied by way of distribution of shares held by the EBT. At the same time, the remaining shares held by the EBT were gifted to certain employees.

On 23 June 2006, the company changed its accounting period end to 31 December.

27.	Summary of certain differences between United Kingdom and United States of America generally accepted accounting principles

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (U.K. GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States of America (U.S. GAAP). Such differences involve methods for measuring the amounts shown in the financial statements.

The following is a narrative discussion of certain differences between U.K. GAAP and U.S. GAAP consolidated profit and consolidated shareholders’ funds for the year ended 31 March 2006.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

A summary of the principal differences and additional disclosures applicable to the group are set out below:

Business combinations and goodwill

U.K. GAAP requires that, under the purchase method, the cost of investment is allocated to the acquired entity’s assets and liabilities based on fair values to the acquirer when the acquisition becomes unconditional. The cost of investment includes the cost of contingent consideration if it is deemed probable and a reasonable estimate of expected amounts to be paid can be made. The date of acquisition is where the control of the net assets and operations of the acquiree is effectively transferred to the acquirer.

For accounting periods ending before 24 December 1994, SSAP 23 , Accounting for Acquisitions and Mergers, states that the fair value of the purchase consideration should for the purpose of consolidated

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

financial statements, be allocated between the underlying net tangible and intangible assets other than goodwill, on the basis of the fair value to the acquiring company. Any difference between the fair value of the consideration and the aggregate of the fair values of the separable net assets including identifiable intangibles such as patents, licences and trade marks will represent goodwill, which should be accounted for in accordance with the provisions of SSAP 22. SSAP 22, Accounting for goodwill, allows companies to write goodwill off immediately against reserves for all acquisitions occurring before 1 January 1998. On disposal, this goodwill is written back and the profit or loss on disposal is adjusted accordingly. At 31 March 2006, goodwill written off immediately against reserves for acquisitions occurring before 1 January 1998 was £10.2 million.

For accounting periods ending on or after 23 December 1998 FRS 10, Goodwill and Intangible Assets, replaced SSAP 22. FRS 10 states that goodwill represents the excess of the cost of an investment over the fair value of the acquired assets and liabilities. Intangible assets acquired, such as brands, may be regarded as indistinguishable from goodwill and accounted for as such. There is a rebuttable presumption that the useful economic lives of goodwill and intangible assets are limited and do not exceed 20 years from the date of acquisition. However, the useful economic lives may be greater than 20 years or even indefinite. The company amortises goodwill arising on acquisitions after 1 January 1998 over 20 years.

Adjustments to fair values assigned to assets and liabilities acquired on an acquisition of a business are only permitted if they arise before the date on which the directors approve the second post acquisition financial statements of the acquiring company.

Under U.S. GAAP, the cost of investment is allocated to the acquired entity’s assets and liabilities based on fair values to the acquirer at the date of acquisition. The cost of investment does not include the cost of contingent consideration until such times as the contingency is resolved or the amount is determinable. The date of acquisition is focused on the consummation of the transaction, i.e. the legal transfer.

For business combinations occurring after 30 June 2001, SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and other intangible assets, state that the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed represents goodwill. SFAS No. 141 supersedes Accounting Principles Board Opinion (APB) 16, Business Combination. The provisions of SFAS No. 141 (1) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (2) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized under U.K. GAAP. SFAS No. 141 also requires that upon adoption of SFAS No. 142 the company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS No. 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 (1) prohibit the amortization of goodwill and indefinite lived intangible assets, (2) require that goodwill and indefinite lived intangibles assets be tested annually for impairment, (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

The excess of the purchase price paid over the underlying fair value allocated to the identifiable assets (including intangibles) must be recorded as goodwill. In some instances, specifically identifiable intangible assets recognised under U.S. GAAP do not meet the recognition criteria of U.K. GAAP. Identifiable intangible assets would generally be expected to include patented and unpatented technology, trademarks/ tradenames, and customer lists/relationships. Intangible assets are amortized over their estimated useful lives other than in-process research and development which is expensed at the date of acquisition.

The period allowed for finalising the purchase price allocation is a maximum of one year from the date of acquisition.

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

Basis of accounting for an acquired business

Under U.K. GAAP, a purchase transaction of a business that results in the creation of a new entity establishes a new basis of accounting for the purchased business. Results of operations are recorded in the new entity from the date of acquisition. Changes in fair value occurring as a consequence of the new basis of accounting are generally held at the parent company level.

Under U.S. GAAP, Securities and Exchange Commission SAB Topic 5-J states that a purchase transaction of a business that results in a business becoming substantially wholly owned also establishes a new basis of accounting for the purchased assets and liabilities of the acquired entity. The application of a new basis of accounting represents the termination of the old business and the creation of a new one. A company would also push-down the new basis of accounting into each of its subsidiary companies.

Accounting for joint ventures

During the year, the company acquired the remaining 51% interest in Tensar Kaile Geosynthetics (Wuhan) Co Ltd, its joint venture in China, to increase its total shareholding in Tensar Kaile Geosynthetics (Wuhan) Co Ltd to 100%.

Under U.K. GAAP, the difference between the consideration paid to acquire this 51% interest and the fair value of 51% of the net assets acquired is treated as goodwill and is capitalised and amortised over its useful life (taken as 20 years). Any unrealised gains recognised on the transfer of technology to Tensar Kaile Geosynthetics (Wuhan) Co Ltd, whilst it was a joint-venture, remain unrecognised until the disposal of the subsidiary.

Under U.S. GAAP, differences between the cost of an investment and the amount of underlying equity in the net assets of an investee should be attributed to the venturer’s proportionate interest in specific assets of the joint venture and amortized over the estimated useful lives of the respective assets. Upon acquisition any unamortised deferred gain should be adjusted to goodwill arising.

Impairment of tangible fixed assets and intangible fixed assets

Under U.K. GAAP, assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Fair value of an asset is determined by the present value of the future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Goodwill must be reviewed for impairment at the end of the first year following the acquisition and again if there is a change of circumstances in future years indicating impairment in value.

Under U.S. GAAP, SFAS No. 142, Goodwill and other intangible assets, requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortised but should be tested for impairment annually. Intangible assets that do not have an indefinite life are amortised over the estimated useful life of the asset. SFAS No. 142 requires that capitalised goodwill be allocated to reporting units and tested annually for impairment under a two step approach. The first step of the impairment test is performed by comparing the fair value of the reporting unit with the book value of the reporting unit. Where the book value is higher than the fair value of the reporting unit, the second step of the impairment test is performed in order to calculate the implied value of goodwill. The impairment of the goodwill is measured as the difference between the carrying value and implied value of goodwill and the amount of the impairment loss is reported in the income statement as a component of operating income.

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

Other long-lived assets, including definite lived intangibles, are tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss shall be recognised only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Employee share based awards

ESOP Trust accounting

Under U.K. GAAP, as disclosed in note 4, the group has provided for costs of £4.1m in respect of the gifting of shares from the EBT to certain employees in the year ended 31 March 2006. This is in accordance with UITF 17 ‘Employee share schemes’. This requires that, where shares are granted to employees under the terms of such schemes, a charge to the profit and loss account is incurred. This charge is estimated as the difference between the market value of the share awards at the date of grant and the exercise price and is charged to the profit and loss account over the vesting period of the shares. Where the exercise price is no lower than the market value at the date of grant, the intrinsic value is nil. Where the company satisfies its obligations under such share schemes by issuing shares, or by granting the shares held by the EBT Trust, then the amount charged to profit for the year is immediately written back to profit and loss account reserve. Whilst the shares were not gifted to employees until after 31 March 2006, the decision to make such a gift had been made and hence the full cost of the share gift has been charged to the profit and loss account in the year ended 31 March 2006.

Under U.S. GAAP, as ESOP shares are committed-to-be-released, unearned ESOP shares should be credited and, compensation cost should be charged. The amount of the charge should be based on market values of committed-to-be-released shares. As such shares are only provided to employees in certain circumstances, including an initial public offering or change in control, then compensation cost would be charged to the income statement only on exercise when such an event occurs.

Share option accounting

Under U.K. GAAP, the cost of providing options to employees is charged to the income statement over the period to which the employee’s performance relates, for accounting periods ending on or before 31 December 2006. The cost is defined as the market value of the shares at the date of grant less any contribution that the employee is required to make. Options granted under all of the various share options schemes operated by the company were granted with an exercise price equivalent to the estimated market value of the shares at the date of grant and hence no cost has been incurred in the financial statements for the year ended 31 March 2006.

For accounting periods beginning on or after 1 January 2006, FRS 20, Share based payments, establishes a framework for measuring share based payment awards and requires an entity to reflect in its profit and loss account and financial position the effects of share based payment transactions, including expenses associated with transactions in which share options are granted to employees. For equity settled share based payment transactions, an entity shall apply FRS 20 to grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested at the relevant effective date of the FRS. However, the Standard is also applicable for options which, whilst granted prior to 7 November 2002 have subsequently been modified. For those options which become accountable under the standard as a consequence of a modification, the FRS 20 requires that the incremental fair value to employees arising from the modification be calculated and spread over the remainder of the vesting period. The incremental fair value is calculated by comparing the fair value of the award immediately before modification to the fair value of the

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

award immediately after the modification. If there is no incremental fair value to employees, there is no charge to be made.

Under U.S. GAAP, share based employee compensation is accounted for under either Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees or SFAS No. 123, Accounting for Stock Based Compensation. The cost of options granted to employees is recognised over the period to which the employee’s service relates (the vesting period) under either the intrinsic value method of APB 25 or the fair value method of SFAS No. 123. Under the intrinsic value method of APB 25 the measurement date is the date at which both the number of shares to be received and option price are known. Under the fair value method of SFAS No. 123 the fair value of share options is typically determined and fixed at grant date.

Under the fair value based method of SFAS No. 123, employee compensation expense is measured at the grant date based on the fair value of the award and is recognised over the service period, which is usually the vesting period. Under the intrinsic value based method, employee compensation expense is the excess, if any, of the quoted market price of the share at measurement date over the amount an employee must pay to acquire the share. Fixed share option plans where the exercise price equals the quoted market price at the date of grant, have no intrinsic value, and under APB 25, no compensation expense is recognised for them. Compensation expense is recognised for other types of share based compensation plans, under APB 25, including plans with variable, or performance based features, such as phantom stock plans. Entities electing to apply the accounting provisions of APB 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.

Charges arising as a result of differences between the option price and the market value on the measurement date of options issued to employees which only vest in certain circumstances, including an initial public offering or change of control, would be charged to the income statement only on exercise when such an event occurs.

As of 1 April 2006, the company will be required to adopt SFAS No. 123R, Share based payment. This standard amends SFAS No. 123 and replaces APB 25, and requires that an entity measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognised over the period during which an employee is required to provide service in exchange for the award; the requisite service period (usually the vesting period). No compensation cost is recognised for equity instruments for which employees do not render the requisite service.

SFAS No. 123R shall not be applied to awards granted in periods before the required effective date except to the extent that prior periods’ awards are modified, repurchased, or cancelled after the required effective date. For those options which become accountable under SFAS No. 123R as a consequence of a modification, the standard requires that the incremental fair value arising to employees should be calculated and spread over the remainder of the requisite vesting period. The incremental fair value under SFAS No. 123R would be based upon the fair value of the award immediately after the modification only because, at the modification date, the service condition of the original award is not expected to be satisfied as it is based on a trade sale or initial public offering occurring.

National insurance contributions on share based awards

Under U.K. GAAP, share options and other awards granted subsequent to 5 April 1999 under Inland Revenue approved schemes are subject to employers’ and employees’ national insurance costs (NIC) on the gain made on the exercise of such awards by U.K. employees. Under U.K. GAAP, the NIC payable on the difference between the exercise price of the awards outstanding and expected to vest and the current market value is calculated and spread over the period up to the date of exercise of the options.

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

Under U.S. GAAP, the liability for any employee payroll taxes on share awards is only recognised when the event triggering the measurement and payment of the tax to the taxing authority occurs, generally the exercise date.

Pensions and other post-retirement benefits

The group operates a defined benefit pension plan for its U.K. employees and former employees.

Under U.K. GAAP, the cost of providing pension benefits is calculated in accordance with FRS 17, Retirement benefits. FRS 17 requires that the surplus (deficit) of a pension scheme’s assets over its liabilities be recorded as an asset (liability) of the group at each balance sheet date. The pension cost charged to the profit and loss account comprises two elements; the charge to operating profit comprises the current service cost, being the actuarially determined present value of the pension benefits earned by employees in the current period; and the finance cost which represents the net of the expected return on scheme assets less the notional interest cost arising from unwinding the discount on the scheme liabilities. Other changes to the scheme assets or liabilities, usually as a result of changes in actuarial assumptions or differences between actuarial forecasts and the actual outturn are recorded as a movement in the statement of total recognised gains and losses.

Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS No. 87, Employers’ Accounting for Pensions. Under SFAS No. 87, the group has recognised a liability in respect of pensions and other post-retirement benefits. The difference between this liability and the plans’ funded status (the difference between plan assets and liabilities) is held as unrecognised and amortised over the employees’ estimated remaining service lives. However, the unrecognised amount attributable to actuarial gains and losses falling within a 10% ‘corridor’ (i.e. 10% of the greater of the plan assets or plan liabilities) is deferred and not amortised.

Deferred taxation

Under U.K. GAAP, deferred tax is accounted for in accordance with FRS 19 Deferred taxation and is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. Where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date, deferred tax is recognised.

A net deferred tax asset is recognised as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. FRS 19 permits, but does not, require discounting and deferred tax is measured on an undiscounted basis.

Under U.S. GAAP, deferred taxation is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for differences between the financial and taxation basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred taxation assets will not be realised.

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

Income tax adjustments on the GAAP differences on goodwill and intangible amortization are calculated by reference to each specific acquisition. These adjustments arise on tax deductible goodwill and intangibles due to the recognition of temporary differences between the tax base cost of intangibles and their book value at acquisition under U.S. GAAP that are not recognised under U.K. GAAP. The net effect of the adjustments is to recognize a greater deferred tax liability under U.S. GAAP.

Capitalization of borrowing costs

Under U.K. GAAP, certain interest costs associated with the funding of fixed assets during their construction may be capitalised. The group has incurred interest costs in funding the building of the factory in China, which were expensed as incurred.

Under U.S. GAAP, the borrowing costs of funds invested in the construction of major qualifying assets must be capitalised up to the date the assets are ready for use, and amortised over the average life of the assets. The amount to be capitalised is an allocation of the interest cost incurred during the period required to complete the asset. The interest rate for capitalisation purposes is based on the interest rates of the company’s outstanding borrowings. If a specific new borrowing is associated with the asset the rate on that borrowing may be applied to the appropriate portion of the expenditure for that asset.

Discontinued operations

Under U.K. GAAP, a discontinued operation is an operation whose discontinuance has a material effect on the nature or focus of the business. Discontinuing assets are written down to the higher of the net selling price and value in use based on discounted cash flows. The face of the income statement discloses the components of operating profit relating to the discontinued operations.

Under U.S. GAAP, discontinued operations are defined in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, by broadening the basic provision of APB Opinion 30 to present a component of an entity as discontinued operation. The assets of a component entity that is classified as held for sale are written down to fair value less cost to sell. Discontinued operations are disclosed as a separate line item on the face of the income statement (net of tax and below net income from continuing operations).

Vacation pay accrual

Under U.K. GAAP, a provision for employee holiday and vacation pay entitlement is not required to be accrued.

Under U.S. GAAP, employee benefits such as vacation are accounted for using the accrual method. The estimated cost is to be recognised in the periods in which the employees earn the benefit.

Classification of financial instruments

U.K. GAAP financial instruments are recorded in the balance sheet of a company in accordance with their substance as opposed to their legal form. This requires a detailed review of the terms and conditions of each financial instrument. Financial liabilities that do not meet the definition of equity, as set out in FRS 25, Financial instruments: disclosure and presentation are treated as debt. A financial instrument is only treated as an equity instrument if, amongst other things, the instrument includes no contractual obligation to deliver or exchange cash, including dividend rights, or other financial asset and if there is no obligation to deliver a variable number of its own equity instruments in settlement of the financial instrument. The ‘A’ ordinary shares carry a right to convert them into a variable number of ordinary shares in the company in the event of a trade sale or listing. Consequently, these shares are classed as a financial liability of the company, and

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

shown within creditors due after more than one year in the consolidated balance sheet of the group under U.K. GAAP.

Under U.S. GAAP, financial instruments that display characteristics of liabilities such as those issued in the form of shares that are mandatorily redeemable; that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation are treated as debt. Other characteristics include shares that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount or variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. Financial instruments that contain obligations to deliver cash, including dividend rights, do not necessarily meet the criteria of a liability.

Debt issue costs

Under U.K. GAAP, debt issue costs are deferred and deducted from the debt to which they relate for the purpose of balance sheet presentation. Under U.S. GAAP, such debt costs are capitalised as an asset and reported as deferred charges in the balance sheet.

Extraordinary and exceptional items

Under U.K. GAAP, extraordinary items are effectively prohibited; exceptional items that are a result of the ongoing activities but significant because of their size or nature may be separately highlighted on the face of the profit and loss account or in the notes. In addition, U.K. GAAP requires profits and losses in relation to the disposal of fixed assets to be shown separately on the face of the profit and loss account below operating profit.

Under U.S. GAAP, unusual or infrequently occurring items are reported as a separate component of income from continuing operations, either on the face of the income statement or in the notes to the financial statements and there is no concept of exceptional items and accordingly no such items can be separately disclosed on the face of the profit and loss account. Profits and losses in relation to the disposal of fixed assets are included in operating income.

Balance sheet presentation

Under U.K. GAAP, certain assets are netted against certain liabilities in the balance sheet, whereas U.S. GAAP requires the separate presentation of total assets and total liabilities. U.K. GAAP requires that assets are presented in ascending order of liquidity, whereas U.S. GAAP assets are presented in descending order of liquidity.

Under U.K. GAAP, current assets include amounts which fall due after more than one year. Under U.S. GAAP, assets with amounts which fall due after more than one year would be reclassified as non current assets.

U.S. GAAP requires the separate presentation of total assets and total liabilities.

Cash Flows

Under U.K. GAAP, cash consists of cash in hand and deposits repayable upon demand without penalty. Under U.K. GAAP, any bank overdrafts would also be presented as part of cash in hand. Investments in bank deposits and other interest bearing instruments with initial maturities of one year or less are categorised as current asset investments. Such investments are carried at cost which approximates fair value.

Under U.K. GAAP, the consolidated cash flows are presented in accordance with Financial Reporting Standard 1 (Revised), Cash Flow Statements, (FRS 1). Under FRS 1, a company presents its cash flows for

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

(i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid; (vii) management of liquid resources, and (viii) financing.

Under U.S. GAAP, SFAS No. 95, Statement of Cash Flows, defines cash and cash equivalents as including highly liquid short term investments with original maturities of three months or less, and excludes overdrafts.

SFAS No. 95 requires cash flows to be presented in three categories: (i) operating, (ii) investing and (iii) financing activities. Cash flows arising from taxation and returns on investment and servicing of finance under FRS 1 would be included as operating activities under SFAS No. 95. Cash flows relating to capital expenditure and financial investment and acquisitions and disposals would be included as investing activities under SFAS No. 95. Equity dividend payments would be included as a financing activity under SFAS No. 95.

Recently issued U.K. GAAP accounting pronouncements

Several new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2006 or later periods, but which the group has not early adopted.

For accounting periods beginning on or after 1 January 2006, FRS 20, Share based payments, (FRS 20) establishes a framework for measuring share based payment awards and requires an entity to reflect in its profit and loss account and financial position the effects of share based payment transactions, including expenses associated with transactions in which share options are granted to employees. For equity settled share based payment transactions, an entity shall apply FRS 20 to grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested at the relevant effective date of the FRS. However, the Standard is also applicable for options which, whilst granted prior to 7 November 2002 have subsequently been modified. All of the options which were outstanding at 31 March 2006 were granted prior to 7 November 2002 and hence no charge under FRS 20 arises in respect of these options.

In December 2004, the ASB issued FRS 23, The effects of changes in foreign exchange rates, which is effective for the group from 1 April 2006. The objective of this standard is to prescribe how to include foreign currency transactions and foreign operations in the financial statements of an entity and how to translate financial statements into a presentation currency. We do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the group under U.K. GAAP.

In December 2004, the ASB issued FRS 24, Financial reporting in hyperinflationary economies, which is effective for the group from 1 April 2006. This standard requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy must be restated prior to retranslation into a different presentation currency. It requires such an entity’s results to be restated in terms of the measuring unit current at the balance sheet date. We do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the group under U.K. GAAP.

In February 2004, the ASB issued FRS 25, Financial instruments: disclosure and presentation. The objective of this standard is to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cashflows. The standard contains requirements for the presentation of financial instruments and identifies the information that should be disclosed about them. These requirements have been adopted in these financial statements. In addition, the standard requires disclosure about factors that affect the amount, timing and certainty of an entity’s future cashflows relating to financial instruments and the accounting policies applied to those instruments. The standard also requires disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated with them and management policies for controlling those risks. The disclosure requirements of the standard are effective for the group from 1 April

THE TENSAR GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

2006 and are not expected to have a material effect on the results of operations or net assets of the group under U.K. GAAP.

In December 2004, the ASB issued FRS 26, Financial instruments: measurement, which is effective for the Group from 1 April 2006. The objective of this Standard is to establish principles for measuring financial assets, liabilities and certain contracts to buy or sell non-financial items. We do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the group under U.K. GAAP.

In October 2005, the ASB issued FRS 28, Corresponding amounts, which is effective for the group from 1 April 2006. The objective of the standard is to require appropriate disclosures of corresponding amounts for items shown in an entity’s primary financial statements and notes to the financial statements. We do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the group under U.K. GAAP.

In April 2006, the Urgent Issues Task Force (UITF) issued Abstract 41, Scope of FRS 20 (UITF 41), which is effective for the group from 1 August 2006. UITF 41 clarifies that transactions within the scope of FRS 20, Share based payments, include those in which the entity cannot specifically identify some or all of the goods and services received. We do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the group under U.K. GAAP.

In December 2005, the ASB issued FRS 29 (IFRS 7), Financial instruments: disclosures, which is effective for the group from 1 April 2007. The objective of this standard is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for an entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages these risks. We do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the group under U.K. GAAP.

TENSAR CORPORATION AND SUBSIDIARIES

Schedule II — Valuation and Qualifying
Accounts and Reserves

			Additions/(Deductions)
	Balance at		Charged to	Write-Offs/	Balance at
	Beginning of year	Acquisition	Costs and Expenses	Deductions	End of year

December 31, 2004
Allowance for doubtful accounts receivable	$472,000	$118,000	$420,000	$230,000	$780,000
October 31, 2005
Allowance for doubtful accounts receivable	$780,000	$—	$(20,000)	$430,000	$370,000
December 31, 2005
Allowance for doubtful accounts receivable	$370,000	$—	$410,000	$430,000	$350,000
December 31, 2006
Allowance for doubtful accounts receivable	$350,000	$586,000	$411,000	$285,000	$1,062,000

[Artwork to Come]

Shares

Common Stock

PROSPECTUS
          , 2007

Joint Book-Running Managers
Lehman Brothers

Credit Suisse

Merrill Lynch & Co.

Robert W. Baird & Co.

Morgan Keegan & Company, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND REGISTRATION

The following table sets forth all fees and expenses, other than underwriting discounts and commissions, payable in connection with the issuance and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts shown are estimated except the registration fee of the Securities and Exchange Commission and the filing fee of the NYSE.

Amount
to be Paid
SEC Registration Fee	$
NASD Filing Fee
NYSE Filing Fee
Accounting Fees and Expenses
Legal Fees and Expenses
Printing Fees and Expenses
Transfer Agent and Registrar Fees and Expenses
Blue Sky Fees and Expenses
Miscellaneous

Total	$

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law permits a corporation to include in its corporate documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law. Our bylaws provide for the indemnification of directors to the fullest extent permissible under Delaware law. In addition, Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful. We have entered into indemnification agreements with our directors and executive officers in addition to indemnification provided for in our corporate documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future. We intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Since our formation on September 12, 2005, we have sold and issued the following unregistered securities:

1. In September 2005, we issued and sold an aggregate of 15 shares of our common stock at a purchase price of $1.00 per share to Amity Investments III Limited, Brace Investments III Limited, Coalition Investments III Limited, Enable Investments III Limited, Federation Investments III Limited, Group Investments III Limited, League Investments III Limited, Order Investments III Limited, Patron Investments III Limited, Society Investments III Limited, Tutor Investments III Limited, Join Investments III Limited, Matrix Investments III Limited, United Investments III Limited and Yield Investments III Limited. The aggregate purchase price was $15.00, and the purchase price for these shares was paid in cash. In October 2005, we redeemed the stock held by each of these subscribers for $15.00.

2. In October 2005, in substitution of and exchange for management equity interests in our Predecessor company, we issued an aggregate of 790,985 shares of restricted stock to members of our management.

3. In October 2005, we issued and sold 11,359,016 shares to Tensar (Cayman) Holding Company Limited at a purchase price of $10.00 per share. The aggregate purchase price was $113,590,160.00, and the purchase price for these shares was paid in cash.

4. In June 2006, we issued and sold 1,000,000 shares to Kingsway Nominees, Ltd. at a purchase price of $10.00 per share. The aggregate purchase price was $10,000,000.00, and the purchase price for these shares was paid in cash.

5. In June 2006, we issued and sold 2,416,419 shares to Tensar (Cayman) Holding Company Limited at a purchase price of $10.00 per share. The aggregate purchase price was $24,164,190.00, and the purchase price for these shares was paid in cash.

6. In June 2006, we issued and sold 254,360 shares to certain members of our management at a purchase price of $10.00 per share in connection with their exercise of preemptive rights in order to avoid dilution in connection with the TGL acquisition. The aggregate purchase price was $2,543,600. The purchase price for these shares was paid in interest-free promissory notes made to Tensar (Cayman) Holdings Company Limited by the members of management that purchased these shares. Such interest-free promissory notes are secured by pledged shares of our common stock.

7. In June 2006, in substitution of and exchange for loan notes issued by us to David Johnstone, James McNally, Hendrik Jas, John Kiely and Anthony Walsh and totaling £706,593, we issued 130,721 shares of restricted stock to David Johnstone, James McNally, Hendrik Jas, John Kiely and Anthony Walsh.

8. In November 2006, we issued and sold 10,000 shares of restricted stock to Jeffrey Johnson under our Second Amended and Restated 2005 Stock Incentive Plan at a purchase price of $0.02 per share. The aggregate purchase price was $200.00, and the purchase price was paid in cash.

9. From September 15, 2005 through June 30, 2007, we granted non-qualified stock options to employees under our 2005 stock incentive plan covering an aggregate of 1,726,800 shares of our common stock, at an exercise price of $10.00. On July 16, 2007, we granted non-qualified stock options to employees, in recognition of our strong performance and in connection with the extension of their employment, covering an aggregate of 83,000 shares of our common stock, at an exercise price of $12.80. Stock options covering an aggregate of 189,800 shares of our common stock were forfeited by reason of death, resignation, or unmet performance goals. Through June 30, 2007, no options to purchase shares of our common stock had been exercised.

No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon the following exemptions from the registration provisions of the Securities Act: Section 4(2) of the Securities Act; Rule 506 under Regulation D of the Securities Act; and Rule 701 under the Securities Act. Appropriate legends were affixed to the stock certificates issued in such transactions. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

Exhibit No.	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation of the Company*
3.2	Second Amended and Restated Bylaws of the Company*
4.1	Form of Certificate of Common Stock of the Company*

Exhibit No.	Description

5.1	Form of Opinion of King & Spalding LLP regarding the validity of the securities being registered*
10.1	Second Amended and Restated Tensar Holdings, Inc. 2005 Stock Incentive Plan+
10.2	Form of 2005 Stock Incentive Plan Nonqualified Stock Option Grant and Agreement+
10.3	2007 Equity Incentive Plan*+
10.4	Form of 2007 Equity Incentive Plan Stock Option Grant and Agreement*+
10.5	Tensar Holdings, Inc. Supplemental Executive Retirement Plan+
10.6	Amended and Restated Employment Agreement with Philip D. Egan*+
10.7	Amended and Restated Employment Agreement with Jeffrey B. Johnson*+
10.8	Amended and Restated Employment Agreement with Robert F. Vevoda*+
10.9	Amended and Restated Employment Agreement with Robert F. Briggs*+
10.10	Amended and Restated Employment Agreement with Kord J. Wissmann*+
10.11	Lease Financing and Purchase Option Agreement, dated as of October 31, 2005, among TCO Funding Corp. (TCO), Tensar Corporation (f/k/a Tensar Holdings, Inc.) (Tensar Corporation), Tensar Corporation, LLC (Tensar) and Credit Suisse (Credit Suisse)
10.12	Put Option Letter, dated as of October 31, 2005, among Tensar, TCO and Credit Suisse
10.13	Call Option Letter, dated as of October 31, 2005, among Tensar, TCO and Credit Suisse
10.14	Supplemental Agreement, dated as of October 31, 2005, among TCO, Tensar and Credit Suisse
10.15	Working Capital Murabaha Facility Agreement, dated as of October 31, 2005, among Tensar Corporation, Tensar, TCO, Arcapita Investment Funding Limited (AIFL), AIA Limited (AIA), and Credit Suisse
10.16	Reimbursement Letter, dated as of October 31, 2005, among Tensar, TCO and Credit Suisse
10.17	Murabaha Facility Agreement, dated as of October 31, 2005, among Tensar, TCO, AIFL, AIA and American Capital Financial Services, Inc. (ACFS)
10.18	Murabaha Facility Agreement, dated as of October 31, 2005, among Tensar Corporation, TCH Funding Corp. (TCH), AIFL and AIA
10.19	Tensar Intercreditor Agreement, dated as of October 31, 2005, among Tensar Corporation, Tensar, TCO, Credit Suisse and ACFS
10.20	Subordination and Intercreditor Agreement, dated as of October 31, 2005, between TCO, Tensar Corporation and TCH
10.21	Murabaha Facility Agreement, dated as of June 22, 2006, among TCO, Tensar Corporation, TTC Holdings, S.a.r.l (Luxco), AIA, AIFL and Credit Suisse
10.22	First Amendment to Lease/Purchase Facilities Documents, dated as of June 22, 2006, among Tensar, TCO and Credit Suisse
10.23	First Amendment to Murabaha Facility Agreement, dated as of June 22, 2006, between TCO and Tensar
10.24	First Amendment to Murabaha Facility Agreement, dated as of June 22, 2006, between Tensar Corporation and TCH
10.25	First Amendment to TCH Subordination and Intercreditor Agreement, dated as of June 22, 2006, among TCH, American Capital Strategies, Ltd., AIG Annuity Insurance Company, American General Life Insurance Company, The Variable Annuity Life Insurance Company, American General Life and Accident Insurance Company and ACFS
10.26	First Amendment to Subordination and Intercreditor Agreement, dated as of June 22, 2006, between TCO and TCH
10.27	Second Amendment to Lease/Purchase Facilities Documents, dated as of June 28, 2006, among Tensar, TCO and Credit Suisse

Exhibit No.	Description

10.28	First Amendment to Luxco Commodities Purchase Facilities Documents and Third Amendment to Lease/Purchase Facilities Documents, dated as of July 26, 2007, among Tensar, Tensar Corporation, TCO, Luxco and Credit Suisse
10.29	Second Amendment to Second Lien Commodities Purchase Facility Documents, dated as of July 26, 2007, among Tensar, Tensar Corporation, Tensar Corporation, LLC, Tensar International Corporation, other Tensar Parties, TCO, AIFL and AIA
10.30	Second Amendment to Tensar Holdings Commodities Purchase Facility Documents, dated as of July 26, 2007, among Tensar Corporation, TCH, AIA and AIFL
21.1	List of Subsidiaries*
23.1	Consent of King & Spalding LLP (included in Exhibit 5.1)*
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included in signature page)

*	To be filed by amendment.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Tensar Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on August 28, 2007.

TENSAR CORPORATION

By:	/s/ Philip D. Egan
Name: Philip D. Egan

Title:	Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Philip D. Egan and Robert F. Briggs, and each of them, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all such capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, as well as any registration statement (or amendment thereto) related to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on August 28, 2007 in the capacities indicated.

Signature	Title

/s/ Philip D. Egan Philip D. Egan	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Jeffrey B. Johnson Jeffrey B. Johnson	Chief Financial Officer and Vice President (Principal Financial Officer)

/s/ Joseph A. Pivirotto, III Joseph A. Pivirotto, III	Controller (Principal Accounting Officer)

/s/ E. Stockton Croft E. Stockton Croft	Chairman of the Board of Directors

/s/ Charles L. Griffith Charles L. Griffith	Director

/s/ Donald T. Heroman Donald T. Heroman	Director

Signature	Title

Oliver Huntsman	Director

/s/ Charles H. Ogburn Charles H. Ogburn	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation of the Company*
3.2	Second Amended and Restated Bylaws of the Company*
4.1	Form of Certificate of Common Stock of the Company*
5.1	Form of Opinion of King & Spalding LLP regarding the validity of the securities being registered*
10.1	Second Amended and Restated Tensar Holdings, Inc. 2005 Stock Incentive Plan+
10.2	Form of 2005 Stock Incentive Plan Nonqualified Stock Option Agreement+
10.3	2007 Equity Incentive Plan*+
10.4	Form of 2007 Equity Incentive Plan Stock Option Grant and Agreement*+
10.5	Tensar Holdings, Inc. Supplemental Executive Retirement Plan+
10.6	Amended and Restated Employment Agreement with Philip D. Egan*+
10.7	Amended and Restated Employment Agreement with Jeffrey B. Johnson*+
10.8	Amended and Restated Employment Agreement with Robert F. Vevoda*+
10.9	Amended and Restated Employment Agreement with Robert F. Briggs*+
10.10	Amended and Restated Employment Agreement with Kord J. Wissmann*+
10.11	Lease Financing and Purchase Option Agreement, dated as of October 31, 2005, among TCO Funding Corp. (TCO), Tensar Corporation (f/k/a Tensar Holdings, Inc.) (Tensar Corporation), Tensar Corporation, LLC (Tensar) and Credit Suisse (Credit Suisse)
10.12	Put Option Letter, dated as of October 31, 2005, among Tensar, TCO and Credit Suisse
10.13	Call Option Letter, dated as of October 31, 2005, among Tensar, TCO and Credit Suisse
10.14	Supplemental Agreement, dated as of October 31, 2005, among TCO, Tensar and Credit Suisse
10.15	Working Capital Murabaha Facility Agreement, dated as of October 31, 2005, among Tensar Corporation, Tensar, TCO, Arcapita Investment Funding Limited (AIFL), AIA Limited (AIA), and Credit Suisse
10.16	Reimbursement Letter, dated as of October 31, 2005, among Tensar, TCO and Credit Suisse
10.17	Murabaha Facility Agreement, dated as of October 31, 2005, among Tensar, TCO, AIFL, AIA and American Capital Financial Services, Inc. (ACFS)
10.18	Murabaha Facility Agreement, dated as of October 31, 2005, among Tensar Corporation, TCH Funding Corp. (TCH), AIFL and AIA
10.19	Tensar Intercreditor Agreement, dated as of October 31, 2005, among Tensar Corporation, Tensar, TCO, Credit Suisse and ACFS
10.20	Subordination and Intercreditor Agreement, dated as of October 31, 2005, between TCO, Tensar Corporation and TCH
10.21	Murabaha Facility Agreement, dated as of June 22, 2006, among TCO, Tensar Corporation, TTC Holdings, S.a.r.l (Luxco), AIA, AIFL and Credit Suisse
10.22	First Amendment to Lease/Purchase Facilities Documents, dated as of June 22, 2006, among Tensar, TCO and Credit Suisse
10.23	First Amendment to Murabaha Facility Agreement, dated as of June 22, 2006, between TCO and Tensar
10.24	First Amendment to Murabaha Facility Agreement, dated as of June 22, 2006, between Tensar Corporation and TCH
10.25	First Amendment to TCH Subordination and Intercreditor Agreement, dated as of June 22, 2006, among TCH, American Capital Strategies, Ltd., AIG Annuity Insurance Company, American General Life Insurance Company, The Variable Annuity Life Insurance Company, American General Life and Accident Insurance Company and ACFS
10.26	First Amendment to Subordination and Intercreditor Agreement, dated as of June 22, 2006, between TCO and TCH

Exhibit No.	Description

10.27	Second Amendment to Lease/Purchase Facilities Documents, dated as of June 28, 2006, among Tensar, TCO and Credit Suisse
10.28	First Amendment to Luxco Commodities Purchase Facilities Documents and Third Amendment to Lease/Purchase Facilities Documents, dated as of July 26, 2007, among Tensar, Tensar Corporation, TCO, Luxco and Credit Suisse
10.29	Second Amendment to Second Lien Commodities Purchase Facility Documents, dated as of July 26, 2007, among Tensar, Tensar Corporation, Tensar, Tensar International Corporation, other Tensar Parties, TCO, AIFL and AIA
10.30	The Second Amendment to Tensar Holdings Commodities Purchase Facility Documents, dated as of July 26, 2007, among Tensar Corporation, TCH, AIA and AIFL
21.1	List of Subsidiaries*
23.1	Consent of King & Spalding LLP (included in Exhibit 5.1)*
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included in signature page)

*	To be filed by amendment.

+	Indicates a management contract or any compensatory plan, contract or arrangement.